UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 19, 2025

Armada Acquisition Corp. II

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-42661	98-1815892
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

(Address of principal executive offices)

(786) 548-1886

(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	AACIU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	AACI	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	AACIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On October 19, 2025 (the “Signing Date”), Armada Acquisition Corp. II, a Cayman Islands exempted company (which will domesticate as a Delaware corporation prior to the Closing) (“SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Company Merger Sub”), and Ripple Labs Inc., a Delaware corporation (“Ripple”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing” and the date and time at which the Closing is actually held, the “Closing Date”), (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), with holders of Company units (each, a “Company Unit”) receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each Company Unit, subject to certain reductions and other limitations imposed on the Ripple Parties as set forth in the Business Combination Agreement, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each SPAC Common Share held by such shareholders and (y) warrantholders of SPAC receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement.

Upon the consummation of the Mergers and the Transactions, Pubco will become a publicly traded company.

In connection with the Closing, Pubco will have authorized three classes of Pubco common stock with different voting and economic rights. The Pubco Class A Common Stock will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, and will be listed for trading on Nasdaq or another national securities exchange. Each share of Pubco Class Common A Stock will be entitled to one vote per share. Shares of Class B common stock, par value $0.001 per share, of Pubco (the “Pubco Class B Common Stock”) will be entitled to one vote per share but will not have any economic rights and will not be listed for trading or transferable unless a corresponding number of units of the Company Surviving Subsidiary are transferred to the same person. However, no shares of Pubco Class B Common Stock are expected to be issued or outstanding immediately following the Closing. Shares of Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock” and, together with the Pubco Class A Common Stock and the Pubco Class B Common Stock, the “Pubco Stock”) will be entitled to economic rights, including the right to receive distributions in proportion to the number of shares held, but will have no voting rights except as required by the Nevada Revised Statutes and will not be listed for trading or transferable, and will be convertible into Pubco Class A Common Stock at the election of the holder from time to time.

The Domestication

Subject to obtaining the required shareholder approvals, at least one business day prior to the time of the Closing, SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware and domesticate (the “SPAC

Domestication”) as a Delaware corporation (the “Domesticated SPAC”). In connection with the SPAC Domestication, SPAC will file with the Secretary of State of the State of Delaware a certificate of incorporation (the “Charter”). Among other things, the Charter will set forth the rights and preferences of the equity interests of the Domesticated SPAC.

Pursuant to the SPAC Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SPAC (the “Class A Ordinary Shares”) will automatically convert into one share of Class A Common Stock, par value $0.0001 per share, of the Domesticated SPAC (such shares, the “Class A Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SPAC (the “Class B Ordinary Shares”) will automatically convert into one share of Class B Common Stock, par value $0.0001 per share, of the Domesticated SPAC (the “Class B Common Stock”), (iii) each of the then issued and outstanding warrants of SPAC representing the right to purchase one Class A Ordinary Share (each, a “SPAC Warrant”) will automatically convert into one warrant to acquire one share of Class A Common Stock on the same terms as the SPAC Warrant (each, a “Warrant”) and (iv) each then issued and outstanding unit of SPAC will automatically convert into a unit of the Domesticated SPAC that entitles the holder to one share of Class A Common Stock and one-half of one Warrant.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the Parties, which will not survive the Closing other than certain specified representations set forth therein. Many of the representations and warranties are qualified by materiality or “Material Adverse Effect”. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person or any of its Subsidiaries to consummate the Transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions, including general market and industry changes, changes in law or GAAP, specified force-majeure and geopolitical events, and changes in the price or trading volume of XRP, in each case except to the extent such matters have a disproportionate impact on such Person or its Subsidiaries.

Covenants

The Business Combination Agreement contains customary pre-closing covenants of the Parties, including obligations of the Parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications. Additionally, the Parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the Parties to use their reasonable best efforts to consummate the Transactions contemplated by the Business Combination Agreement. This includes certain obligations of the Parties to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the XRP Subscription Agreements (as defined below), on the terms and conditions described therein.

Additionally, within ten business days after the date of the Business Combination Agreement, the Company will purchase a number of XRP equal to the gross cash proceeds from the Advance Funding (as defined below) minus any and all reasonable and customary fees, commissions, or other charges (including network gas fees and exchange trading fees) incurred by Pubco or its designated agent in connection with the purchase of XRP on an arms’ length basis through a recognized digital asset exchange or broker, which will be placed into a digital wallet held or operated by or on behalf of Pubco.

SPAC and Pubco agreed, as promptly as practicable after the execution of the Business Combination Agreement and after completion of the Company’s audited financial statements to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Pubco Stock to be issued under the Business Combination Agreement, and containing a proxy statement/prospectus for the purpose of SPAC soliciting proxies from SPAC shareholders to approve (the “SPAC Shareholder Approval”), at an extraordinary general meeting of SPAC shareholders (the “Extraordinary General Meeting”), resolutions approving the Business Combination Agreement, the Transactions and related matters (the “SPAC Shareholder Approval Matters”) and providing SPAC shareholders an opportunity, in accordance with SPAC’s organizational documents and initial public offering prospectus, to have their SPAC Class A Ordinary Shares redeemed.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will include one director who is designated by SPAC and is reasonably acceptable to Pubco and other directors designated by Ripple, at least two of whom will be required to qualify as independent under Nasdaq rules.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Business Combination Agreement, the obligations of the Parties to consummate the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the receipt of the SPAC Shareholder Approval; (ii) expiration or termination of any applicable waiting period under the HSR Act; (iii) the consummation of the Transactions not being prohibited by applicable law; (iv) effectiveness of the Registration Statement; (v) the shares of Pubco Class A Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national stock exchange; and (vi) and SPAC Tangible Net Assets equaling or exceeding $5,000,001 as of the Closing Date.

The obligations of SPAC to consummate (or cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of the Company, Pubco, the Merger Subs and Ripple being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by the Company, Pubco, the Merger Subs and Ripple with their respective pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to the Company or Pubco which is continuing and uncured and (iv) completion of the Contribution.

The obligations of the Company, Pubco, the Merger Subs and Ripple to consummate (and cause to be consummated) the Transactions are also subject to, among other things: (i) the representations and warranties of SPAC being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by SPAC and the SPAC Subsidiaries with their applicable pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to SPAC since the date of the Business Combination Agreement which is continuing and uncured, (iv) the Sponsor having performed in all material respects its obligations required under the Sponsor Support Agreement (as defined below); (v) Advance Funding Investors having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advance Funding (as defined below); (vi) the Delayed Funding Investors having contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Delayed Funding (as defined below); and (vii) Available Transaction Cash equaling or exceeding the amount of cash committed by the Advance Funding Investors and the Delayed Funding Investors pursuant to Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others and subject to certain conditions and limitations, the following: (i) upon the mutual written consent of SPAC and Pubco, (ii) by either SPAC or Pubco, if the Closing has not occurred by the one-year anniversary of the Business Combination Agreement (the “Outside Date”); provided that this right is not available to a party if its breach or violation of the Business Combination Agreement was the primary cause of, or directly resulted in, the failure of the Closing to occur by the Outside Date, (iii) by either SPAC or Pubco if a governmental authority issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the Transactions, provided that this right is not available to a party if its failure to comply with the Business Combination Agreement substantially caused such order, (iv) by Pubco if SPAC, or by SPAC if Pubco, the Company, the Merger Subs or Ripple, has materially breached the Business Combination Agreement and such breach gives rise to a failure of a Closing condition and cannot or has not been cured within the earlier of (a) 30 days after written notice from the non-breaching party and (b) five business days prior to the Outside Date, (v) by Pubco if, prior to SPAC obtaining the SPAC Shareholder Approval, the SPAC board has made a Modification in Recommendation, and Pubco promptly delivers a written notice to SPAC within 30 days of such occurrence; and (vi) by SPAC or Pubco, if the Extraordinary General Meeting is held and has concluded, SPAC shareholders have duly voted, and the SPAC Shareholder Approval was not obtained, provided that SPAC may not terminate if the Sponsor (or any of its Permitted Transferees) is in material uncured breach of certain obligations under the Sponsor Support Agreement.

None of the Parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for fraud claims prior to termination. Notwithstanding the foregoing, each of the Company and SPAC will also equally bear all fees, costs and expenses incurred by any party or any of its affiliates in connection with the filing of the Registration Statement with the SEC and submitting a listing application for Pubco Class A Common Stock to Nasdaq. Each of the Company and SPAC will also pay its respective 50% of such expenses when they arise.

Trust Account Waiver

The Company, Pubco, the Merger Subs and Ripple each agree that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, Pubco, SPAC, the Sponsor and certain securityholders listed therein will enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of SPAC’s initial public offering between SPAC, the Sponsor and certain securityholders listed therein (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Class A Common Stock, Class B common stock (the “Pubco Class B Common Stock”) and Pubco Class C Common Stock.

The Amended and Restated Registration Rights Agreement provides for customary demand registration rights, piggyback registration rights, and shelf registration rights for the benefit of the holders, subject to customary cutbacks and issuer suspension rights. It also includes customary provisions relating to underwriting participation, registration expenses, indemnification, and coordination of sales in underwritten offerings. The Amended and Restated Registration Rights Agreement will become effective upon the Closing and will supersede SPAC’s existing registration rights agreement in its entirety.

The form of Amended and Restated Registration Rights Agreement is filed as Exhibit 4.1 to this Current Report on Form 8-K, and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement and the terms of which are incorporated by reference herein.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, SPAC entered into a Sponsor Support Agreement with the Sponsor and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its SPAC Class A Shares and SPAC Class B Shares (the “Sponsor Shares”) in favor of the Business Combination Agreement and the Transactions and each of the SPAC Shareholder Approval Matters, (ii) to vote its Sponsor Shares against any alternative transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of May 20, 2025 (the “Insider Letter”), by and among SPAC, Armada Sponsor II LLC, a Delaware limited liability company, and the officers and directors of SPAC at the time of its initial public offering, pursuant to which Sponsor was later joined as a party by way of a joinder to the Insider Letter dated August 28, 2025, by and between Sponsor and SPAC, including the restrictions on transfer and redemption of SPAC Common Shares in connection with the Transactions, and (iv) subject to and conditioned upon the Closing, to waive any anti-dilution rights that would otherwise result in the SPAC Class B Shares converting into SPAC Class A Shares on a greater than one-for-one basis.

In addition, the Sponsor agreed to effect certain security cancellations and issuances in connection with the Closing. Specifically, immediately prior to the Company Merger Effective Time, the Sponsor will forfeit for no consideration (a) 120,000 SPAC Class A Shares, (b) 2,364,000 SPAC Class B Shares and (c) 60,000 Private Placement Warrants.

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed, subject to and effective as of the Closing, to irrevocably and unconditionally release and waive any and all claims it may have against SPAC, Pubco and the Company or their respective affiliates arising on or prior to the Closing, subject to customary carve-outs.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of the Closing and the valid termination of the Business Combination Agreement pursuant to its terms and, if the Business Combination Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreements

Concurrently with the Closing, each of SPAC, the Sponsor, Ripple and certain Ripple Affiliate Investors will enter into a Lock-Up Agreement with Pubco (the “Lock-Up Agreements”), pursuant to which such parties agree that any shares of Pubco Stock, Pubco Warrants, any shares of Pubco Stock issuable upon the exercise or settlement, as applicable, of Warrants, Company Units, and any other securities convertible into or exercisable or exchangeable for Pubco Stock, in each case, held by such holder immediately after the Closing will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions.

Pursuant to the Lock-Up Agreements, the parties thereto agree, among other things, not to, without the prior written consent of Pubco, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position with respect to Restricted Securities (as defined in the Lock-Up Agreements), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii), until the earlier of six months following the date of the Closing and the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all Pubco shareholders having the right to exchange their shares of Pubco common stock for cash, securities or other property. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates.

The form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Subscription Agreements

Advance Funding Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (“Advance Subscribers”) pursuant to which the Advance Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock for an aggregate of $214.05 million in cash and a contribution of 600,000 XRP tokens, in a private placement (the “PIPE”), upon the terms and subject to the conditions set forth in such agreements. Advance Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date equal to the quotient of (i) the Advance Subscriber Subscription Price and (ii) $10.00 (the “Initial Subscribed Shares”), plus the Adjustment Shares (as defined below). “Advance Subscriber Subscription Price” means (a) if the Advance Subscriber elected to subscribe for shares of Pubco Class A Common Stock with cash, the amount of cash contributed as set forth on the signature page to its Advance Funding Subscription Agreement or (b) if the Advance Subscriber elected to subscribe for shares of Pubco Class A Common Stock with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Advance Funding Subscription Agreement and (y) the Signing Date XRP Token VWAP.

“Signing Date XRP Token VWAP” means volume-weighted average price of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the Business Combination Agreement is signed.

“Adjustment Shares” means such number of shares of Pubco Class A Common Stock equal to the product of (i) the number of Initial Subscribed Shares issuable to such subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. If the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City for each of the three days immediately preceding the Closing Date.

The closing of the Advance Funding Subscription Agreement is conditioned on, among other things, the satisfaction or waiver by the applicable Advance Subscriber of the additional condition that no Other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Advance Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Advance Funding Subscriber unless the Advance Funding Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Advance Funding Subscriber or its affiliates or related persons).

Capitalized terms used but not defined in this subsection shall have the meanings ascribed to such terms in the Advance Funding Subscription Agreements.

Delayed Funding Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into delayed funding subscription agreements (each, a “Delayed Funding Subscription Agreement” and collectively, the “Delayed Funding Subscription Agreements”) with certain institutional investors and individual accredited investors (“Delayed Subscribers”) pursuant to which the Delayed Subscribers agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock for an aggregate of $10.5 million in cash and a contribution of 200,000 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreements. Delayed Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date equal to the quotient of (i) the Delayed Subscriber Subscription Price and (ii) $10.00. “Delayed Subscriber Subscription Price” means (a) if the Delayed Subscriber elected to subscribe for shares of Pubco Class A Common Stock with cash, the amount of cash contributed as set forth on the signature page to its Delayed Funding Subscription Agreement or (b) if the Delayed Subscriber elected to subscribe for shares of Pubco Class A Common Stock with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to its Delayed Funding Subscription Agreement and (y) the Closing Date XRP Token VWAP.

The closing of the Delayed Funding Subscription Agreement is conditioned on, among other things, the satisfaction or waiver of all closing conditions to the consummation of the Transactions and the Delayed Subscribers’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits to the Delayed Subscribers.

Series C Subscription Agreement

In connection with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into a Series C Subscription Agreement with the Sponsor (the “Series C Subscription Agreement”) pursuant to which the Sponsor agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Pubco Class C Common Stock for a contribution of 211,319,096.061435 XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Series C Subscription Agreement.

The Sponsor will receive an aggregate number of shares of Pubco Class A Common Stock and Pubco Class C Common Stock on the Closing Date equal to the quotient of (i) the Sponsor Subscription Price and (ii) Initial Subscribed Shares, plus Adjustment Shares. “Sponsor Subscription Price” means (a) if the Sponsor elected to subscribe for shares of Pubco Class A Common Stock and Pubco Class C Common Stock with cash, the amount of cash contributed as set forth on the signature page to the Series C Subscription Agreement or (b) if the Sponsor elected to subscribe for such shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to the Series C Subscription Agreement and (y) the Signing Date XRP Token VWAP.

The Sponsor will receive a number of shares of Pubco Class A Common Stock on the Closing Date that would result in the Series C DQ Persons collectively owning, immediately after the Closing Date and the other related transactions, a number of Pubco Class A Common Stock that would cause such Series C DQ Persons to be the beneficial owners of capital stock of Pubco such that the Series C Attributed Ownership Percentage equals 19.9%. The Sponsor will receive a number of shares of Pubco Class C Common Stock equal to the number of Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to the Sponsor pursuant to the preceding sentence.

The closing of the Series C Subscription Agreement is conditioned on, among other things, the satisfaction, or waiver by Sponsor, of the additional condition that, on the date hereof, no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Subscriber with respect to the economic terms governing the purchase and sale of such Other Equity Interests unless the Sponsor shall have been offered in writing the same economic benefits, subject to certain exceptions.

Capitalized terms used but not defined in this section shall have the meaning ascribed to such term in the Series C Subscription Agreement.

Ripple Group Subscription Agreements

In connection with the execution of the Business Combination Agreement, Pubco, the Company and SPAC entered into a subscription agreement with certain affiliates of Ripple (each, a “Ripple Group Subscription Agreement,” and together, the “Ripple Group Subscription Agreements,”) and together with the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreement and the Series C Subscription Agreement, the “Subscription Agreements”) pursuant to which the affiliates of Ripple (the “Ripple Group Subscribers”) agreed to purchase, and Pubco agreed to issue and sell, on the Closing Date, shares of Pubco Class A Common Stock and Company Units for an aggregate contribution of 50 million XRP tokens, in a PIPE, upon the terms and subject to the conditions set forth in such agreement.

The Ripple Group Subscribers will receive an aggregate number of shares of Pubco Class A Common Stock and Company Units on the Closing Date equal to the quotient of (i) the Ripple Group Subscription Price and (ii) Initial Subscribed Equity Units, plus Adjustment Equity Units. “Ripple Group Subscription Price” means (a) if such Ripple Group Subscriber elected to subscribe for shares of Pubco Class A Common Stock and Company Units with cash, the amount of cash contributed as set forth on the signature page to the applicable Ripple Group Subscription Agreement or (b) if such Ripple Group Subscriber elected to subscribe for such equity units with XRP, such amount (in USD) equal to the product of (x) the amount of XRP contributed as set forth on the signature page to the Ripple Group Subscription Agreement and (y) the Signing Date XRP Token VWAP.

The Ripple Group Subscribers will receive a number of shares of Pubco Class A Common Stock on the Closing Date that would result in the Ripple Group Holders collectively owning, immediately after the Closing Date and the other related transactions, a number of Pubco Class A Common Stock that would cause such Ripple Group Holders to be the beneficial owners of capital stock of Pubco such that the Ripple Group Ownership Percentage equals 9.9%. The Ripple Group Subscriber will also receive a number of Company Units equal to the number of Subscribed Equity Interests minus the number of Subscribed Shares.

The closing of each Ripple Group Subscription Agreement is conditioned on, among other things, the satisfaction or waiver by each Ripple Group Subscriber that no Other Ripple Group Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Ripple Group Subscribed Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Ripple Group Subscriber unless the Ripple Group Subscriber shall have been offered in writing the same benefits.

No fractional shares of Pubco Class A Common Stock, Pubco Class B Common Stock, or Company Unit will be issued in connection with the Subscription Agreements, and any fractional equity units otherwise issuable will be rounded down to the nearest whole equity unit.

Pursuant to the Subscription Agreements, Pubco has agreed to use commercially reasonable efforts to file a registration statement registering the resale of the shares purchase by the Subscribers pursuant to the Subscription Agreements (at Pubco’s sole cost and expense) within 30 calendar days following the Closing Date and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, and in any event no later than 75 calendar days after the Closing Date, subject to an extension in the event of SEC review.

The net cash proceeds from the closing of the Subscription Agreements, along with funds from the trust account of the SPAC, will be used for working capital, general corporate purposes and the purchase of XRP.

Each Subscription Agreement will terminate and be void and of no further force or effect upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date that is twelve months from the date of the Subscription Agreement or (iii) the mutual written agreement of the parties thereto.

Pubco, the Company and SPAC may seek to raise additional funds through private placement transactions, including PIPE transactions, or other forms of capital raising. There can be no assurance as to whether, when or on what terms any such future financings may be conducted.

The form of Advance Funding Subscription Agreement (Institutional Investors), the form of Delayed Funding Subscription Agreement (Institutional Investors), the form of Advance Funding Subscription Agreement (Individual Investors), the form of Delayed Funding Subscription Agreement (Individual Investors), the Series C Subscription Agreement and the Ripple Group Subscription Agreement are filed as Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7 and Exhibit 10.8, respectively, to this Current Report on Form 8-K, and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the terms of which are incorporated by reference herein.

Tax Receivable Agreement

Concurrently with the Closing of the Business Combination Agreement, Pubco, the Company, and certain other equityholders of Pubco (the “TRA Parties”) will enter into a tax receivable agreement (the “Tax Receivable Agreement”), which will provide for, among other things, payment by Pubco to the TRA Parties of 85% of the U.S. federal, state and local income tax savings realized or deemed to be realized by Pubco as a result of the increases in tax basis and certain other tax benefits related to the transactions contemplated under the Business Combination Agreement and the exchange of units of the Company Surviving Subsidiary for shares of Pubco Class A Common Stock (as more fully described in the Tax Receivable Agreement).

The form of Tax Receivable Agreement is filed as Exhibit 10.9 to this Current Report on Form 8-K, and the foregoing description thereof does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Tax Receivable Agreement and the terms of which are incorporated by reference herein.

Item 2.02.	Results of Operations and Financial Condition.

Cash and marketable securities held in Trust Account was approximately $234.6 million as of September 30, 2025. This unaudited, preliminary amount has been prepared by and is the responsibility of management. This amount is based upon information available to management as of the date of this Current Report on Form 8-K and subject to completion of customary quarter-end close procedures and financial review that could result in changes to the amount. Furthermore, this amount does not present all information necessary for an understanding of the Company’s financial condition as of September 30, 2025 or its results of operations as of such date. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial results and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The Company’s actual results for the quarter ended September 30, 2025 will be included in its Annual Report on Form 10-K and may differ materially from the above estimate.

Item 3.02.	Unregistered Sale of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein, to the extent applicable. The private placements of securities of Pubco and the Company that may be issued in connection with the Business Combination (the “Private Placement Transactions”) will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

The investor presentation that SPAC and Pubco have prepared for use in connection with the Business Combination is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

On October 20, 2025, SPAC and Pubco issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished as Exhibit 99.2 and incorporated by reference into this Item 7.01.

The information furnished pursuant to Item 2.02 and 7.01 (including Exhibits 99.1 and 99.2) on this Form 8-K, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

Contribution Agreement

Concurrently with the execution of the Business Combination Agreement, Ripple, the Company, and Pubco entered into a contribution agreement (the “Contribution Agreement”), pursuant to which Ripple will contribute to the Company 126,791,458 XRP tokens, in exchange for Company Units. Such Company Units will be automatically cancelled and exchanged for Pubco Class A Common Stock on a one-for-one basis at the Closing, subject to certain limitations described in such agreement.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the parties thereto and SPAC; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms.

The Contribution Agreement is filed as Exhibit 99.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Contribution Agreement and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the Business Combination, the Private Placement Transactions and the other transactions contemplated by the Business Combination Agreement and/or as described in this Current Report on Form 8-K (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO] AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-52895; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this Current Report on Form 8-K other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

The following exhibit is filed herewith:

Exhibit	Description

2.1+	Business Combination Agreement, dated as of October 19, 2025, by and among Armada Acquisition Corp. II, Evernorth Holdings Inc., Pathfinder Digital Assets LLC, SPAC Merger Sub, Company Merger Sub, and Ripple Labs Inc.

4.1	Form of Amended and Restated Registration Rights Agreement.

10.1	Sponsor Support Agreement, dated October 19, 2025 by and among Arrington XRP Capital Fund, LP, Armada Acquisition Corp. II and Evernorth Holdings Inc.

10.2	Form of Lock-Up Agreement.

10.3+	Form of Advance Funding Subscription Agreement (Institutional Investors).

10.4+	Form of Delayed Funding Subscription Agreement (Institutional Investors).

10.5+	Form of Advance Funding Subscription Agreement (Individual Investors).

10.6+	Form of Delayed Funding Subscription Agreement (Individual Investors).

10.7+	Series C Subscription Agreement.

10.8+	Form of Ripple Group Subscription Agreement.

10.9	Form of Tax Receivable Agreement.

99.1	Investor Presentation, dated October 2025.

99.2	Press Release, dated October 20, 2025.

99.3	Contribution Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+

Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SPAC will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2025

By:	/s/ Taryn Naidu
Name:	Taryn Naidu
Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

ARMADA ACQUISITION CORP. II,

as SPAC,

EVERNORTH HOLDINGS INC.,

as Pubco,

EVERNORTH CORPORATE MERGER SUB INC.,

as SPAC Merger Sub,

PATHFINDER DIGITAL ASSETS LLC,

as the Company,

EVERNORTH COMPANY MERGER SUB LLC,

as Company Merger Sub,

and

RIPPLE LABS INC.,

as Ripple

October 19, 2025

i

4.11	Employees and Employee Benefit Plans	31
4.12	Properties	31
4.13	Material Contracts	31
4.14	Transactions with Affiliates	31
4.15	Finders and Brokers	31
4.16	Certain Business Practices	32
4.17	Insurance	33
4.18	Independent Investigation	33
4.19	No Other Representations	33
4.20	Information Supplied	33
4.21	SPAC Trust Account	34
4.22	Underwriting Agreement	34
4.23	Specified Funding	34

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS

5.1	Organization and Standing	35
5.2	Authorization; Binding Agreement	35
5.3	Governmental Approvals	36
5.4	Non-Contravention	36
5.5	Capitalization	36
5.6	Pubco’s and the Merger Subs’ Activities	36
5.7	Finders and Brokers	37
5.8	Ownership of Pubco Stock	37
5.9	Information Supplied	37
5.10	Independent Investigation	37
5.11	No Other Representations	37
5.12	Advanced Funding	38
5.13	Delayed Funding	38
5.14	Employees and Benefit Plans	39
5.15	Ripple Affiliate Funding	39

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

6.1	Organization and Standing	39
6.2	Authorization; Binding Agreement	40
6.3	Capitalization	40
6.4	Governmental Approvals	40
6.5	Non-Contravention	41
6.6	Absence of Certain Changes	41
6.7	Company Activities	41
6.8	Title to Assets	41
6.9	Employees and Benefit Plans	41
6.10	Taxes and Returns	41
6.11	Certain Business Practices	42
6.12	Finders and Brokers	42
6.13	Information Supplied	43
6.14	Independent Investigation	43
6.15	No Other Representations	43

6.16	Ripple Affiliate Funding	44

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF RIPPLE

7.1	Organization and Standing	44
7.2	Authorization; Binding Agreement	44
7.3	Government Approvals	44
7.4	Non-Contravention	45
7.5	No Litigation	45
7.6	Investment Representations	45
7.7	Finders and Brokers	46
7.8	Information Supplied	46
7.9	Tax Matters	46
7.10	No Other Representations	46

ARTICLE VIII
COVENANTS

8.1	Access and Information	47
8.2	Conduct of Business of the Company, Pubco and the Merger Subs	47
8.3	Conduct of Business of SPAC	49
8.4	Annual and Interim Financial Statements	51
8.5	SPAC Public Filings	52
8.6	Exclusivity	52
8.7	No Trading	53
8.8	Section 754 Election	53
8.9	Notification of Certain Matters	53
8.10	Efforts	53
8.11	Further Assurances	55
8.12	The Registration Statement	55
8.13	Public Announcements	58
8.14	Confidential Information	59
8.15	Post-Closing Pubco Board of Directors and Officers	60
8.16	Indemnification of Directors and Officers; Tail Insurance	60
8.17	Use of Proceeds	61
8.18	Listing Cooperation	61
8.19	Contribution	62
8.20	Delisting and Deregistration	62
8.21	Pubco A&R Organizational Documents	62
8.22	Amendment and Restatement of Sponsor Registration Rights Agreement	62
8.23	XRP Investments	62
8.24	Additional Permitted Financings	62
8.25	Purchased XRP	63
8.26	Employee Matters	63
8.27	Tax Matters	64
8.28	Tax Receivable Agreement	64
8.29	Post-Closing Contribution	64

ARTICLE IX
CLOSING CONDITIONS

9.1	Conditions to Each Party’s Obligations	65
9.2	Conditions to Obligations of the Company, Pubco, the Merger Subs and Ripple	65
9.3	Conditions to Obligations of SPAC	66
9.4	Frustration of Conditions	67

ARTICLE X
TERMINATION AND EXPENSES

10.1	Termination	67
10.2	Effect of Termination	68

ARTICLE XI
WAIVERS AND RELEASES

11.1	Waiver of Claims Against Trust	69
11.2	Release and Covenant Not to Sue	70

ARTICLE XII
MISCELLANEOUS

12.1	Survival	70
12.2	Notices	70
12.3	Binding Effect; Assignment	72
12.4	Third Parties	72
12.5	Fees and Expenses	72
12.6	Governing Law; Jurisdiction; Waiver of Jury Trial	72
12.7	Specific Performance	73
12.8	Severability	73
12.9	Amendment	73
12.10	Waiver	74
12.11	Entire Agreement	74
12.12	Counterparts	74
12.13	Legal Representation	74
12.14	No Recourse	75

EXHIBITS

Exhibit A	Form of SPAC Certificate of Incorporation
Exhibit B	Form of SPAC Bylaws
Exhibit C	Form of Sponsor Support Agreement
Exhibit D	Form of Advanced Funding Subscription Agreement
Exhibit E	Form of Delayed Funding Subscription Agreement
Exhibit F	Form of Specified Funding Subscription Agreement
Exhibit G	Form of Ripple Affiliate Subscription Agreement
Exhibit H	Form of Amended and Restated Registration Rights Agreement
Exhibit I	Form of Tax Receivable Agreement
Exhibit J	Form of Lock-Up Agreement
Exhibit K	Form of ESPP
Exhibit L	Form of Equity Plan
Exhibit M	Form of Plan of Domestication
Exhibit N	Form of Certificate of Incorporation of the SPAC Surviving Subsidiary
Exhibit O	Form of Articles of Incorporation of Pubco

v

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of October 19, 2025, by and among (a) Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), (b) Evernorth Holdings Inc., a Nevada corporation (“Pubco”), (c) Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), (d) Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (e) Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”), and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”). SPAC, Pubco, the Company, SPAC Merger Sub, Company Merger Sub and Ripple are referred to herein individually as a “Party” and, collectively, as the “Parties”. Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS:

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), with holders of Company units (each, a “Company Unit”) receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each Company Unit, subject to certain limitations imposed on the Ripple Parties as set forth in Section 2.8(a), and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each SPAC Common Share held by such shareholders and (y) warrantholders of SPAC receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, in accordance with the terms and subject to the conditions set forth in this Agreement and, upon the consummation of the Mergers and the Transactions, Pubco will become a publicly traded company, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at least one Business Day prior to the Closing Date, SPAC will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “SPAC Domestication”) in accordance with SPAC’s Organizational Documents, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part 12 of the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the SPAC Domestication, SPAC will file a certificate of incorporation with the Secretary of State of the State of Delaware, substantially in the form attached as Exhibit A (the “SPAC Certificate of Incorporation”) and adopt bylaws substantially in the form set forth on Exhibit B, in each case with such changes as may be agreed in writing by SPAC and Ripple;

WHEREAS, on the date hereof, (a) SPAC Merger Sub is a wholly owned subsidiary of Pubco, and is treated as a corporation for U.S. federal income tax purposes, and (b) Company Merger Sub is a wholly owned subsidiary of Pubco, and is treated as an entity disregarded as separate from Pubco for U.S. federal income tax purposes;

WHEREAS, simultaneously with the execution and delivery of this Agreement, in connection with the Transactions, Arrington XRP Capital Fund, LP, a Delaware limited partnership (solely in its capacity as sponsor of the SPAC, “Sponsor”), is entering into a Sponsor Support Agreement substantially in the form set forth on Exhibit C (the “Sponsor Support Agreement”), providing that, among other things, Sponsor will vote its SPAC Common Shares in favor of the adoption and approval of this Agreement and the Transactions;

WHEREAS, on the date of this Agreement, the Advanced Funding Investors have agreed to make a private investment in Pubco by funding into a custody account, within four Business Days of the date hereof, cash and XRP, with such cash to be used to purchase XRP, and all such purchased and funded XRP to be contributed to the Company simultaneously with the Closing in exchange for the purchase and subscription of Pubco Class A Common Stock (the “Advanced Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit D (the “Advanced Funding Subscription Agreements”);

WHEREAS, on the date of this Agreement, the Delayed Funding Investors have agreed to make a private investment in Pubco by agreeing to purchase and subscribe for, simultaneously with the Closing, a number of shares of Pubco Class A Common Stock equal to the aggregate value of the cash and XRP invested by the Delayed Funding Investors in Pubco (the “Delayed Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit E (the “Delayed Funding Subscription Agreements”);

WHEREAS, on the date of this Agreement, the Specified Investor has agreed to make a private investment in Pubco (the “Specified Funding”) by agreeing to purchase and subscribe for Pubco Class A Common Stock and Pubco Class C Common Stock (the “Specified Funding Pubco Stock”) by (x) funding into a custody account, within four Business Days of the date hereof, XRP, and providing for the contribution of such XRP to the Company simultaneously with the Closing and such subscription or (y) making an XRP contribution to the Company simultaneously with the Closing, in each case pursuant to the subscription agreement entered into on the date hereof substantially in the form set forth on Exhibit F (the “Specified Funding Subscription Agreement”);

WHEREAS, on the date of this Agreement, certain of the Ripple Parties (the “Ripple Affiliate Investors”) have agreed to make a private investment in Pubco and the Company by funding into a custody account, within four Business Days of the date hereof, cash and XRP, with such cash to be used to purchase XRP, and all such purchased and funded XRP to be contributed to either (x) Pubco simultaneously with the Closing in exchange for the purchase and subscription of Pubco Class A Common Stock (the “Ripple Affiliate Pubco Funding”) or (y) the Company simultaneously with the Closing in exchange for the purchase and subscription of Company Units (the “Ripple Affiliate Funding”) pursuant to subscription agreements entered into on the date hereof substantially in the form set forth on Exhibit G (the “Ripple Affiliate Company Funding” and together with the Ripple Affiliate Pubco Funding, the “Ripple Affiliate Subscription Agreements”);

WHEREAS, on the date hereof, Ripple and the Company have entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, within four Business Days of the date hereof, Ripple shall contribute XRP to the Company upon the terms and subject to the conditions set forth therein (the “Contribution”);

WHEREAS, at or prior to the Closing, Pubco, SPAC and the warrant agent thereunder shall have entered into an Assignment Assumption and Amendment Agreement to the SPAC Warrant Agreement in a form to be mutually agreed by the Parties (the “Warrant Assignment, Assumption and Amendment Agreement”) pursuant to which SPAC assigns to Pubco all of its rights, interests and obligations in and under the SPAC Warrant Agreement, which amends the SPAC Warrant Agreement to, among other things, change all references to Warrants (as such term is defined therein) to Pubco Warrants (and all references to Class A Ordinary Shares (as such term is defined therein) underlying such warrants to Pubco Class A Common Stock) and to cause each outstanding Pubco Warrant to represent the right to acquire, from the date on which such Pubco Warrant becomes exercisable, one whole share of Pubco Class A Common Stock;

WHEREAS, concurrently with the Closing, Sponsor, Pubco, Ripple and the other parties thereto shall enter into an amended and restated registration rights agreement of Pubco and cover the resale of the shares of Pubco Stock held from time to time by the parties thereto substantially in the form set forth on Exhibit H (the “Amended and Restated Registration Rights Agreement”);

WHEREAS, at or prior to the Closing, the Company, Pubco, Ripple, and certain Ripple Affiliate Investors shall enter into a tax receivable agreement substantially in the form set forth on Exhibit I (the “Tax Receivable Agreement”) providing for certain payments and making certain arrangements with respect to certain tax benefits derived by Pubco and other tax matters;

WHEREAS, concurrently with the Closing, Ripple, certain Ripple Affiliate Investors and Sponsor shall enter into a Lock-Up Agreement with Pubco substantially in the form set forth on Exhibit J (each, a “Lock-Up Agreement”), pursuant to which the parties thereto (and their respective assignees) shall agree not to sell, dispose of, or transfer its shares of Pubco Stock or Pubco Warrants for a period of six months after the Closing, or earlier based upon the occurrence of certain events described therein;

WHEREAS, concurrently with the Closing, the Company, Pubco, Ripple, and the other parties thereto, if any, shall enter into an amended and restated limited liability company agreement of the Company in a form to be mutually agreed by the Company and SPAC (the “A&R Company LLCA”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously: (a) determined that this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions are advisable and in the best interests of SPAC and SPAC’s shareholders; (b) authorized and approved the execution, delivery and performance by SPAC of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions; (c) approved the Transactions as a Business Combination; and (d) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC is a party and the Transactions by the SPAC’s shareholders;

WHEREAS, the board of directors of Pubco has unanimously: (a) determined that this Agreement and the Ancillary Documents to which Pubco is a party and the Transactions are advisable and in the best interests of Pubco and its stockholders; and (b) authorized and approved the execution, delivery and performance by Pubco of this Agreement and the Ancillary Documents to which Pubco is a party and the Transactions;

WHEREAS, the board of directors of SPAC Merger Sub has unanimously: (a) determined that this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party and the Transactions are advisable and in the best interests of SPAC Merger Sub and its sole stockholder; (b) authorized and approved the execution, delivery and performance by SPAC Merger Sub of this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party and the Transactions; and (c) recommended the adoption and approval of this Agreement and the Ancillary Documents to which SPAC Merger Sub is a party by SPAC Merger Sub’s sole stockholder;

WHEREAS, the board of directors of Ripple has unanimously: (a) determined that this Agreement and the Ancillary Documents to which Ripple is a party and the Transactions are advisable and in the best interests of Ripple and its stockholders; and (b) authorized and approved the execution, delivery and performance by Ripple of this Agreement and the Ancillary Documents to which Ripple is a party and the Transactions;

WHEREAS, Ripple and Pubco, in their respective capacities as the managing members of the Company and Company Merger Sub, respectively, have (a) determined that this Agreement and the Ancillary Documents to which the Company and Company Merger Sub, respectively, is a party and the Transactions are advisable and in the best interests of the Company and Company Merger Sub, respectively; and (b) authorized and approved the execution, delivery and performance by the Company and Company Merger Sub, respectively, of this Agreement and the Ancillary Documents to which the Company and Company Merger Sub, respectively, is a party and the Transactions; and

WHEREAS, immediately following the Closing, Pubco will contribute substantially all of its assets (other than stock in SPAC Surviving Subsidiary and Company Units owned by it) and the SPAC Surviving Subsidiary will contribute substantially all of its assets to the Company in exchange for Company Units (such contributions, together, the “Post-Closing Contribution”) and, concurrently with the Post-Closing Contribution, the SPAC Surviving Subsidiary shall be admitted as a member of the Company.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any subpoena or request for information) or inquiry, hearing, proceeding or investigation, by or before any Person, including any Governmental Authority.

“Additional Permitted Financing” means the subscription or purchase by an investor after the date of this Agreement of securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable (or of securities exercisable, convertible or exchangeable into securities to be issued or guaranteed by Pubco, the Company or SPAC, as applicable), including ordinary or common shares, preferred shares, convertible or exchangeable bonds or notes (secured or unsecured), promissory notes, warrants or other securities, in each case, as and to the extent consented to in writing by SPAC, Pubco and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent).

“Advanced Funding Investors” means those Persons who are participating in the Advanced Funding pursuant to an Advanced Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For the purposes of this definition, the term “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling,” “controlled” or “under common control with” have correlative meanings; provided, that Ripple and the Ripple Parties and their respective Affiliates, on the one hand, shall not be considered Affiliates of Pubco, the Company or the Merger Subs or any of their respective controlled Affiliates, on the other hand (and vice versa), except for purposes of the definition of “Company Confidential Information”, Article XI and Section 12.13.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement or the Transactions, including the Contribution Agreement, the Sponsor Support Agreement, the Lock-Up Agreements, the Amended and Restated Registration Rights Agreement, the Tax Receivable Agreement, the XRP Subscription Agreements, any agreements relating to or instruments governing any Additional Permitted Financing, the Pubco A&R Organizational Documents, the Warrant Assignment, Assumption and Amendment Agreement and the A&R Company LLCA.

“Available Transaction Cash” means an amount of cash equal to (a) the gross cash proceeds from the Advanced Funding and the Delayed Funding pursuant to the Advanced Funding Subscription Agreements and the Delayed Funding Subscription Agreements, respectively, plus (b) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount.

“Beneficial Ownership” has the meaning set forth in Section 13d-3 of the Exchange Act, and the terms “Beneficially Owning,” “Beneficially Owned” or “Beneficial Owner” have correlative meanings.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Combination” has the meaning set forth in the SPAC Memorandum and Articles as in effect on the date hereof.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or the Cayman Islands are authorized to close for business.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986.

“Company Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning Pubco, the Merger Subs, the Company or Ripple or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or an applicable confidentiality agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Fundamental Representations” means the representations and warranties made by the Company pursuant to Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.3 (Capitalization), Section 6.5(a) (Non-Contravention), and Section 6.12 (Finders and Brokers).

“Company Members” means, collectively, all Persons who hold membership interests in the Company immediately prior to the Company Merger.

“Company Merger Sub Units” means the membership interests of Company Merger Sub.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with, any Governmental Authority or any other Person.

“Contracts” means all legally binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses (and all other legally binding contracts, agreements or arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral.

“Delayed Funding Investors” means those Persons who are participating in the Delayed Funding pursuant to a Delayed Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“DTC” means the Depository Trust Company.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ESPP” means the employee stock purchase plan in substantially the form attached as Exhibit K (with such changes prior to the Closing as may be agreed between SPAC and Ripple).

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means, collectively, the SPAC Expenses and the Ripple Expenses.

“Equity Plan” means the equity incentive plan in substantially the form attached as Exhibit L (with such changes prior to the Closing as may be agreed between SPAC and Ripple).

“Former Sponsor” means Armada Sponsor II, LLC, a Delaware limited liability company.

“Fraud” means actual and intentional fraud, with elements of scienter and reliance, under the Laws of the State of Delaware, in the making of any representations and warranties contained in this Agreement.

“Fraud Claim” means any Action to the extent based upon Fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or other similar dispute-resolving panel or body with competent jurisdiction (including Nasdaq).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services or capitalized leases, as determined in accordance with GAAP (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all obligations of such Person in respect of acceptances issued or created, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (i) accrued but unpaid severance costs or bonuses, or underfunded defined benefit pension obligations or non-qualified deferred compensation obligations (and, in each case, any employer portion of unemployment, social security, payroll or similar Tax payable in connection therewith) and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means trade marks, service marks, rights in trade names, business names, logos or get-up, goodwill and the right to sue for passing off, patents, supplementary protection certificates, rights in inventions, proprietary processes, formulae, models and methodologies, registered and unregistered design rights, copyrights (including rights in software), database rights, image rights, rights to publicity and rights to personality and moral rights and rights of attribution and integrity, rights in domain names and URLs and social media presence accounts, and all other similar intellectual property rights in any part of the world (including in confidential information and trade secrets) and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and any rights to apply for and be granted, registrations, renewals, extensions, continuations or restorations of, and rights to claim priority from such registrations.

“Investment Company Act” means the United States Investment Company Act of 1940.

“IPO” means the initial public offering of SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of May 14, 2025, and filed with the SEC on May 15, 2025 (File No. 333-286110).

“Knowledge” means, with respect to any Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest (including any created by Law), attachment, option, proxy, voting trust, encumbrance, license, covenant not to sue, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in interest rates) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries or markets in which such Person or any of its Subsidiaries principally operate; (iii) changes in the price or trading volume of XRP (provided that the underlying cause of any such event, occurrence, change or effect in the price or trading volume may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (iv) any proposal, enactment or change in interpretation of, or any other change in, applicable Laws, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (v) conditions caused by acts of God, natural disasters, terrorism (including cyberterrorism), war (whether or not declared, and including cyber warfare), cyber attacks, escalation of hostilities, geopolitical conditions, local, national or international political conditions or any outbreak or continuation of an epidemic or pandemic or the effects of the actions of any Governmental Authority or Laws or other responses with respect thereto; (vi) the taking of any action required by the terms of this Agreement (but excluding compliance with, or the taking of any action or omission required to comply with, Section 8.2(a) or Section 8.3(a)) or any Ancillary Document; and (vii) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); provided, further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv), (v) and (vii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate and adverse effect on such Person or any of its Subsidiaries compared to similarly situated participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to SPAC, the amount of the Redemption or the failure to obtain the Required Shareholder Approval shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to SPAC provided that the underlying causes of any such Redemption or failure to obtain the Required Shareholder Approval may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein.

“MNDA” means that certain Mutual Non-Disclosure Agreement, dated as of September 1, 2025, by and between the Company and SPAC.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, (a) that is a corporation or company, its certificate of incorporation and bylaws, and/or memorandum and articles of association or comparable documents, (b) that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) that is a trust, its declaration of trust, or comparable documents and (e) that is any other Person but that is not an individual, its comparable organizational documents.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto in accordance with GAAP, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business or (f) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pubco and the Merger Subs Fundamental Representations” means the representations and warranties made by Pubco and the Merger Subs pursuant to Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.4(a) (Non-Contravention), Section 5.5 (Capitalization) and Section 5.7 (Finders and Brokers).

“Pubco Class B Common Stock” means the shares of class B common stock, par value $0.001 per share, of Pubco.

“Pubco Class C Common Stock” means the shares of class C common stock, par value $0.001 per share, of Pubco.

“Pubco Organizational Documents” means the articles of incorporation and bylaws of Pubco as of the date of this Agreement, as in effect under the Laws of the State of Nevada.

“Pubco Stock” means the shares of common stock, par value $0.001 per share, of Pubco; provided that from and after the Closing, Pubco Stock shall refer to, collectively, the Pubco Class A Common Stock, the Pubco Class B Common Stock and the Pubco Class C Common Stock.

“Redemption Amount” means the aggregate amount payable with respect to all Redemptions of the SPAC Class A Shares pursuant to and in accordance with the SPAC Memorandum and Articles.

“Related Persons” means, as to any Person, the Affiliates of such Person, the Representatives of such Person and such Person’s Affiliates, and the immediate family members of any of the foregoing.

“Representatives” means, as to any Person, the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person.

“Ripple Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of Ripple, Pubco, the Company, the Merger Subs or any of their respective Affiliates in connection with (x) the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby or (y) establishing, maintaining or preparing for Pubco’s or the Company’s operations after the Closing: (a) fees and expenses of counsel, advisors, vendors, consultants, service providers, accountants, brokers, finders, investment bankers and financial advisors to Ripple, Pubco, the Company, the Merger Subs or any of their respective Affiliates and (b) any premiums, costs and expenses incurred under the D&O Tail Insurance as set forth on the Ripple Pre-Closing Statement to be delivered by Ripple to SPAC pursuant to Section 3.2(b).

“Ripple Fundamental Representations” means the representations and warranties made by Ripple pursuant to Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), Section 7.4(a) (Non-Contravention) and Section 7.7 (Finders and Brokers).

“Ripple Parties” means Ripple and any other Persons who will, immediately after the Closing, be holders of Pubco Stock or units of the Company Surviving Subsidiary and who will collectively be deemed to form a “group” as defined in Section 13(d) of the Exchange Act.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933.

“SPAC Class A Shares” means, prior to the SPAC Domestication, the Class A ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class A common stock, par value $0.0001 per share, of SPAC.

“SPAC Class B Shares” means, prior to the SPAC Domestication, the Class B ordinary shares, par value $0.0001 per share, of SPAC and after the SPAC Domestication, the shares of Class B common stock, par value $0.0001 per share, of SPAC.

“SPAC Common Shares” means the SPAC Class A Shares and the SPAC Class B Shares.

“SPAC Confidential Information” means all confidential or proprietary documents and information, whether written, oral, electronic, in visual form or in any other media, concerning SPAC or any of its Subsidiaries; provided, however, that SPAC Confidential Information shall not include any information which, (a) at the time of disclosure by any Party, any Affiliates thereof or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (b) at the time of the disclosure by any Party, any Affiliates thereof or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information.

“SPAC Expenses” means the following out-of-pocket fees, costs and expenses paid or payable by or on behalf of SPAC in connection with (a) the preparation, negotiation, execution or performance of this Agreement or any Ancillary Document and the Transactions contemplated hereby and thereby and (b) SPAC’s status as a public company, including fees and expenses of counsel, advisors, accountants, brokers, finders, vendors, consultants, service providers, investment bankers and financial advisors to SPAC.

“SPAC Fundamental Representations” means the representations and warranties made by SPAC pursuant to Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.4(a) (Non-Contravention), Section 4.5 (Capitalization) and Section 4.15 (Finders and Brokers).

“SPAC Memorandum and Articles” means the amended and restated memorandum and articles of association of SPAC as of the date of this Agreement, as in effect under the Cayman Companies Act.

“SPAC Merger Sub Common Shares” means the shares of common stock, par value $0.0001 per share, of SPAC Merger Sub.

“SPAC Merger Sub Stockholder Approval” means the written consent of the sole stockholder of SPAC Merger Sub required to approve and adopt this Agreement and the SPAC Merger, as determined in accordance with the Organizational Documents of SPAC Merger Sub in accordance with the DGCL.

“SPAC Preferred Shares” means, prior to the SPAC Domestication, the preference shares, par value $0.0001 per share, of SPAC.

“SPAC Private Warrant” means a warrant entitling Sponsor to purchase one SPAC Class A Share per warrant, issued pursuant to the terms of the Sponsor Warrant Purchase Agreement.

“SPAC Public Warrant” means a warrant entitling the holder to purchase one SPAC Class A Share per warrant, issued pursuant to the terms of the SPAC Warrant Agreement.

“SPAC Stockholders” means the stockholders of SPAC as of immediately prior to the SPAC Merger Effective Time.

“SPAC Tangible Net Assets” means an amount equal to (a) the consolidated net book value of all assets of the SPAC (including the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (not giving effect to any Redemptions) less the Redemption Amount) minus (b) the consolidated net book value of all intangible assets of SPAC.

“SPAC Units” means the units issued by SPAC in the IPO, each consisting of one SPAC Class A Share and one-half of one SPAC Public Warrant.

“SPAC Warrant Agreement” means that certain Warrant Agreement, dated as of May 20, 2025, between SPAC and Continental Stock Transfer & Trust Company, as warrant agent.

“SPAC Warrants” means, collectively, the SPAC Public Warrants and the SPAC Private Warrants.

“Specified Investor” means Arrington XRP Capital Fund, LP, a Delaware limited partnership, solely in its capacity as the Person who is participating in the Specified Funding pursuant to the Specified Funding Subscription Agreement entered into with Pubco, the Company and SPAC as of the date of this Agreement.

“Sponsor Converted Pubco Stock” means the shares of Pubco Stock issued to Sponsor in connection with the SPAC Merger pursuant to Section 2.9(a), Section 2.9(c), and Section 2.9(d).

“Sponsor Converted Pubco Warrants” means the Pubco Warrants issued to Sponsor in connection with the SPAC Merger pursuant to Section 2.9(a) and Section 2.9(b).

“Sponsor Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of May 20, 2025, by and among SPAC, Armada Sponsor II, LLC, Cohen and Company Capital Markets a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc. and the other parties thereto.

“Sponsor Warrant Purchase Agreement” means that certain Private Placement Unit Subscription Agreement, dated as of May 20, 2025, by and among SPAC and Sponsor.

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation or company, a majority of the total voting power of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with a Governmental Authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes, including any amendments thereof.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, tariffs, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto imposed by a Governmental Authority, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement or arrangement with, or any other express or implied agreement or arrangement to indemnify, any other Person.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO and from certain private placements occurring simultaneously with the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 20, 2025, by and between SPAC and the Trustee, as it may be amended, including to add Pubco to accommodate the Mergers.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“U.S. Person” means a “United States Person,” as defined in Section 7701(a)(30) of the Code.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of May 20, 2025, among SPAC, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc. as representative of the several underwriters, as amended by the Letter Agreement to the Underwriting Agreement dated September 9, 2025, by and among SPAC, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc.

“XRP Investments” means the Advanced Funding, the Delayed Funding, the Specified Funding, the Ripple Affiliate Funding and any Additional Permitted Financing.

“XRP Investors” means the Advanced Funding Investors, the Delayed Funding Investors, the Specified Investor, the Ripple Affiliate Investors and the Persons who participate in any Additional Permitted Financing.

“XRP Subscription Agreements” means the Advanced Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Specified Funding Subscription Agreement, the Ripple Affiliate Subscription Agreements and any agreements relating to or instruments governing any Additional Permitted Financing.

1.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

$.	Section 1.3(b)
A&R Company LLCA	Recitals
Acquisition Proposal	Section 8.6(a)
Action	Section 1.1
Additional Permitted Financing	Section 1.1
Advanced Funding	Recitals
Advanced Funding Investors	Section 1.1
Advanced Funding Subscription Agreements	Recitals
Affiliate	Section 1.1
Agreement	Preamble
Alternative Transaction	Section 8.6(a)(ii)
Amended and Restated Registration Rights Agreement	Recitals
AML Law	Section 4.16(b)

Ancillary Documents	Section 1.1
Anti-Corruption Law	Section 4.16(a)
Antitrust Laws	Section 8.10(b)
Available Transaction Cash	Section 1.1
Beneficial Owner	Section 1.1
Beneficial Ownership	Section 1.1
Beneficially Owned	Section 1.1
Beneficially Owning	Section 1.1
Benefit Plans	Section 1.1
Business Combination	Section 1.1
Business Day	Section 1.1
Cayman Companies Act	Recitals
Cayman Registrar	Section 1.1
Closing	Section 3.1
Closing Date	Section 3.1

Closing Filing	Section 8.13(b)
Closing Press Release	Section 8.13(b)
Code	Section 1.1
Company	Preamble
Company Certificate of Merger	Section 2.4
Company Confidential Information	Section 1.1
Company Disclosure Schedules	Article VI
Company Fundamental Representations	Section 1.1
Company Members	Section 1.1
Company Merger	Recitals
Company Merger Effective Time	Section 2.4
Company Merger Sub	Preamble
Company Merger Sub Units	Section 1.1
Company Surviving Subsidiary	Section 2.2
Company Unit	Recitals
Consent	Section 1.1
Contracts	Section 1.1
Contribution	Recitals
Contribution Agreement	Recitals
D&O Indemnified Persons	Section 8.16(a)
D&O Tail Insurance	Section 8.16(b)
Davis Polk	Section 12.13(b)
Delaware Merger Certificates	Section 2.4
Delaware Secretary of State	Section 2.1
Delayed Funding	Recitals
Delayed Funding Investors	Section 1.1
Delayed Funding Subscription Agreements	Recitals
DGCL	Recitals
DLLCA	Section 2.2
Dollars	Section 1.3(b)
Domestication Certificate	Section 2.1
DTC	Section 1.1
Enforceability Exceptions	Section 4.2
Equity Plan	Section 1.1
ERISA	Section 1.1
ESPP	Section 1.1
Exchange Act	Section 1.1
Exchange Agent	Section 2.11(a)
Expenses	Section 1.1
Extraordinary General Meeting	Section 8.12(a)
Federal Securities Laws	Section 8.7
Form of Articles of Incorporation of Pubco	Section 8.21
Form of Certificate of Incorporation of the SPAC Surviving Subsidiary	Section 2.4
Former Sponsor	Section 1.1
Fraud	Section 1.1
Fraud Claim	Section 1.1
GAAP	Section 1.1
Governmental Authority	Section 1.1
HSR Act	Section 1.1

Indebtedness	Section 1.1
Intellectual Property	Section 1.1
Intended Tax Treatment	Section 2.12
Interim Period	Section 8.1(a)
Intervening Event	Section 8.12(d)(ii)
Intervening Event Change in Recommendation	Section 8.12(d)(ii)
Intervening Event Notice Period	Section 8.12(d)(ii)
Investment Company Act	Section 1.1
IPO	Section 1.1
IPO Prospectus	Section 1.1
Knowledge	Section 1.1
Law	Section 1.1
Liabilities	Section 1.1
Lien	Section 1.1
Lock-Up Agreement	Recitals
Material Adverse Effect	Section 1.1
Merger Consideration Securities	Section 5.8
Merger Subs	Preamble
Mergers	Recitals
MNDA	Section 1.1
Modification in Recommendation	Section 8.12(d)
Nasdaq	Section 1.1
Non-Recourse Parties	Section 12.14
Order	Section 1.1
Ordinary Resolution	Section 8.12(a)(i)
Organizational Documents	Section 1.1
Outside Date	Section 10.1(b)
Parties	Preamble
Party	Preamble
PCAOB	Section 1.1
Permits	Section 1.1
Permitted Liens	Section 1.1
Person	Section 1.1
Personal Property	Section 1.1
Plan of Domestication	Section 2.1
Post-Closing Contribution	Recitals
Post-Closing Pubco Board	Section 8.15(a)
Post-Closing Pubco Officers	Section 8.15(a)
Proxy Statement	Section 8.12(a)
Pubco	Preamble
Pubco A&R Organizational Documents	Section 8.21
Pubco and the Merger Subs Fundamental Representations	Section 1.1
Pubco Class A Common Stock	Recitals
Pubco Class B Common Stock	Section 1.1
Pubco Class C Common Stock	Section 1.1
Pubco Digital Wallets	Section 8.25(b)
Pubco Organizational Documents	Section 1.1
Pubco Stock	Section 1.1
Pubco Warrant	Section 2.9(b)

Public Shareholders	Section 11.1
Public Shares	Section 11.1
Purchased XRP	Section 8.25(a)
Redemption	Section 8.12(a)
Redemption Amount	Section 1.1
Registration Statement	Section 8.12(a)
Related Persons	Section 1.1
Released Claims	Section 11.1(d)
Releasing Persons	Section 11.2
Representatives	Section 1.1
Required Shareholder Approval	Section 9.1(a)
Ripple	Preamble
Ripple Affiliate Company Funding	Recitals
Ripple Affiliate Funding	Recitals
Ripple Affiliate Investors	Recitals
Ripple Affiliate Pubco Funding	Recitals
Ripple Affiliate Subscription Agreements	Recitals
Ripple Expenses	Section 1.1
Ripple Fundamental Representations	Section 1.1
Ripple Parties	Section 1.1
Ripple Pre-Closing Statement	Section 3.2(b)
Sanctions	Section 4.16(c)
SEC	Section 1.1
SEC Reports	Section 4.6(a)
Securities Act	Section 1.1
Signing Filing	Section 8.13(b)
Signing Press Release	Section 8.13(b)
SPAC	Preamble
SPAC Board	Recitals
SPAC Certificate of Incorporation	Recitals
SPAC Certificate of Merger	Section 2.4
SPAC Class A Shares	Section 1.1
SPAC Class B Shares	Section 1.1
SPAC Common Shares	Section 1.1
SPAC Confidential Information	Section 1.1
SPAC Disclosure Schedules	Article IV
SPAC Domestication	Recitals
SPAC Domestication Intended Tax Treatment	Section 2.12
SPAC Expenses	Section 1.1
SPAC Financials	Section 4.6(d)
SPAC Fundamental Representations	Section 1.1
SPAC Material Contract	Section 4.13(a)
SPAC Memorandum and Articles	Section 1.1
SPAC Merger	Recitals

SPAC Merger Effective Time	Section 2.4
SPAC Merger Sub	Preamble
SPAC Merger Sub Common Shares	Section 1.1
SPAC Merger Sub Stockholder Approval	Section 1.1
SPAC Pre-Closing Statement	Section 3.2(a)
SPAC Preferred Shares	Section 1.1
SPAC Private Warrant	Section 1.1
SPAC Public Warrant	Section 1.1
SPAC Shareholder Approval Matters	Section 8.12(a)(iv)
SPAC Stockholders	Section 1.1
SPAC Surviving Subsidiary	Section 2.3
SPAC Tangible Net Assets	Section 1.1
SPAC Units	Section 1.1
SPAC Warrant Agreement	Section 1.1
SPAC Warrants	Section 1.1
Special Resolution	Section 8.12(a)(ii)
Specified Funding	Recitals
Specified Funding Pubco Stock	Recitals
Specified Funding Subscription Agreement	Recitals
Specified Investor	Section 1.1
Sponsor	Recitals
Sponsor Converted Pubco Stock	Section 1.1
Sponsor Registration Rights Agreement	Section 1.1
Sponsor Support Agreement	Recitals
Sponsor Warrant Purchase Agreement	Section 1.1
Subsidiary	Section 1.1
Tax Return	Section 1.1
Taxes	Section 1.1
Transactions	Recitals
Trust Account	Section 1.1
Trust Agreement	Section 1.1
Trustee	Section 1.1
U.S. Person	Section 1.1
Underwriting Agreement	Section 1.1
Unit Separation	Section 2.9(a)
Warrant Assignment, Assumption and Amendment Agreement	Recitals
Warrant Exchange	Section 2.9(b)
Wilson Sonsini	Section 12.13(a)
XRP Investments	Section 1.1
XRP Investors	Section 1.1
XRP Subscription Agreements	Section 1.1

1.3 Interpretation.

(a) The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(b) In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or” unless clearly indicated otherwise, including, by use of “either”; (viii) any Contract, agreement, instrument, insurance policy, Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, agreement, instrument, insurance policy, Law as from time to time amended, modified or supplemented as of the applicable date or during the applicable period of time, including (in the case of agreements or instruments) by waiver or consent (and in the case of agreements or instruments, in accordance with the term of the agreement or instrument, and in the case of any Ancillary Document, in accordance with the terms of this Agreement) and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (ix) unless the context of this Agreement otherwise requires, references to statutes shall include all rules and regulations promulgated thereunder; (x) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (xi) the term “Dollars” or “$” means United States dollars.

(c) Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person.

(d) Any reference in this Agreement to documents, materials and information are deemed to have been “made available” to the respective Party if such documents, materials or information were at least two Business Days prior to the date hereof (i) available for review by such Party and its Representatives through an electronic data room, (ii) disclosed in an SEC Report filed and publicly available or (iii) otherwise provided by or on behalf of the disclosing Party in writing to the other applicable Party or its respective Representatives.

(e) Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(f) The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) The Company Disclosure Schedules and the SPAC Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules or the SPAC Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, or any section thereof, with reference to any section of this Agreement or section of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable. Certain information set forth in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Unless expressly contemplated by this Agreement, the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

ARTICLE II

MERGERS

2.1 SPAC Domestication. Subject to receipt of the Required Shareholder Approval, at least one Business Day prior to the Closing Date, SPAC shall cause the SPAC Domestication to become effective, including by (i) duly approving and adopting a plan of domestication in accordance with Section 388 of the DGCL and Part 12 of the Cayman Companies Act (the “Plan of Domestication”) substantially in the form attached as Exhibit M, (ii) filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of domestication (the “Domestication Certificate”) with respect to the SPAC Domestication, together with the SPAC Certificate of Incorporation, in each case, in accordance with the provisions thereof and Section 388 of the DGCL and Part 12 of the Cayman Companies Act, with the Domestication Certificate and the SPAC Certificate of Incorporation filed together and, if not effective upon filing, to be effective at the same time, (iii) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the SPAC Domestication and (iv) obtaining a certificate of de-registration from the Cayman Registrar in each case, in accordance with the provisions of the Domestication Certificate, the SPAC Certificate of Incorporation, the Plan of Domestication, Section 388 of the DGCL and Part 12 of the Cayman Companies Act.

2.2 Company Merger. At the Company Merger Effective Time, subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), the Company and Company Merger Sub shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving company. The Company, as the surviving company after the Company Merger, is hereinafter sometimes referred to as the “Company Surviving Subsidiary” (provided, that references to the Company for periods after the Company Merger Effective Time shall include the Company Surviving Subsidiary).

2.3 SPAC Merger. At the SPAC Merger Effective Time, subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DGCL, SPAC and SPAC Merger Sub shall consummate the SPAC Merger, pursuant to which SPAC Merger Sub shall be merged with and into SPAC, following which the separate corporate existence of SPAC Merger Sub shall cease and SPAC shall continue as the surviving company. SPAC, as the surviving company after the SPAC Merger, is hereinafter sometimes referred to as the “SPAC Surviving Subsidiary” (provided, that references to SPAC Merger Sub for periods after the SPAC Merger Effective Time shall include the SPAC Surviving Subsidiary).

2.4 Effective Time. On the Closing Date, (a) with respect to the Company Merger, the Company shall file a certificate of merger (the “Company Certificate of Merger”) with the Delaware Secretary of State in accordance with the DLLCA and concurrently therewith (b) with respect to the SPAC Merger, SPAC shall file a certificate of merger (the “SPAC Certificate of Merger” and, together with the Company Certificate of Merger, the “Delaware Merger Certificates”) with the Delaware Secretary of State in accordance with the DGCL. The Company Merger shall become effective at the time on the Closing Date when the Company Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DLLCA or such other time as specified in the Company Certificate of Merger (such time, the “Company Merger Effective Time”) and the SPAC Merger shall become effective when the SPAC Certificate of Merger has been duly accepted for filing by the Delaware Secretary of State in accordance with the DGCL or such other time as specified therein (the “SPAC Merger Effective Time”).

2.5 Effect of the Mergers.

(a) At the Company Merger Effective Time, the effect of the Company Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of Company Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of the Company Surviving Subsidiary which shall include the assumption by the Company Surviving Subsidiary of any and all agreements, covenants, duties and obligations of Company Merger Sub and the Company set forth in this Agreement to be performed after the Company Merger Effective Time, and the Company Surviving Subsidiary shall continue its existence as a Delaware limited liability company and Subsidiary of Pubco.

(b) At the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of SPAC Merger Sub and SPAC shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities and obligations of the SPAC Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the SPAC Surviving Subsidiary of any and all agreements, covenants, duties and obligations of SPAC Merger Sub and SPAC set forth in this Agreement to be performed after the SPAC Merger Effective Time, and the SPAC Surviving Subsidiary shall continue its existence as a Delaware corporation and wholly owned Subsidiary of Pubco.

2.6 Organizational Documents.

(a) At the Company Merger Effective Time, the limited liability company agreement of the Company Surviving Subsidiary then in effect shall be amended and restated in the form of the A&R Company LLCA.

(b) At the SPAC Merger Effective Time, the certificate of incorporation substantially in the form attached hereto as Exhibit N (the “Form of Certificate of Incorporation of the SPAC Surviving Subsidiary”) and the bylaws of SPAC Merger Sub as in effect immediately prior to the SPAC Merger Effective Time shall be the certificate of incorporation and bylaws of SPAC Surviving Subsidiary.

2.7 Directors, Officers and Managing Members of the Surviving Subsidiaries.

(a) At the Company Merger Effective Time and pursuant to the A&R Company LLCA, Pubco shall be the managing member of the Company Surviving Subsidiary.

(b) Effective as of the SPAC Merger Effective Time, the board of directors and executive officers of the SPAC Surviving Subsidiary shall be the persons designated by the Company immediately prior to the SPAC Merger Effective Time.

2.8 Effect of Company Merger on Outstanding Securities of the Company and Company Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Party:

(a) Company Units. Each issued and outstanding Company Unit will automatically be cancelled and cease to exist in exchange for the right to receive from Pubco one share of Pubco Class A Common Stock; provided, that notwithstanding any other provision contained in this Agreement, (i) the aggregate number of shares of Pubco Class A Common Stock issued to Ripple shall be reduced by (x) the 10 Company Units held by Ripple as of the date hereof (prior to giving effect to the Contribution) and (y) the number of shares of Pubco Stock held by Ripple immediately prior to the Company Merger Effective Time and (ii) thereafter, if the completion of the Company Merger and the other Transactions (including any substantially concurrent investments by the XRP Investors at Closing) would result in the Ripple Parties Beneficially Owning Pubco Stock that has a combined voting power in Pubco in excess of 9.9% of the total voting power of Pubco, the Company Units held by Ripple shall be converted, in the aggregate, to (x) the number of shares of Pubco Class A Common Stock that, when taken together with any shares of Pubco Class A Common Stock subscribed for by the other Ripple Parties, would result in the Ripple Parties Beneficially Owning Pubco Stock with a combined voting power in Pubco equal to 9.9% of the total voting power of Pubco and (y) the number of units of the Company Surviving Subsidiary that is equal to the number of shares of Pubco Class A Common Stock forgone by the Ripple Parties pursuant to this proviso. Any units of the Company Surviving Subsidiary received by the Ripple Parties pursuant to this Section 2.8(a) or the Ripple Affiliate Subscription Agreements may be exchanged for Pubco Class A Common Stock following the Company Merger Effective Time on the terms and subject to the conditions of the A&R Company LLCA and the Pubco A&R Organizational Documents.

(b) No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of the Company Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c) Company Merger Sub Units. All of the Company Merger Sub Units issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into a number of units of the Company Surviving Subsidiary equal to the number of shares of Pubco Class A Common Stock outstanding immediately following the Company Merger Effective Time.

2.9 Effect of SPAC Merger on Outstanding Securities of SPAC and SPAC Merger Sub. By virtue of the SPAC Merger and without any action on the part of any Party or the holders of securities of SPAC, Pubco or SPAC Merger Sub:

(a) SPAC Units. Immediately prior to the SPAC Merger Effective Time, each SPAC Unit issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Share and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”); provided that no fractional SPAC Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation, the number of SPAC Public Warrants to be issued to such holder upon the Unit Separation shall be rounded up to the nearest whole number of SPAC Public Warrants. The underlying SPAC Class A Shares and SPAC Public Warrants held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.9.

(b) Exchange of SPAC Warrants. Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Public Warrants held as a result of the Unit Separation) outstanding immediately prior to the SPAC Merger Effective Time shall cease to be a warrant with respect to SPAC Class A Shares and shall be assumed by Pubco and converted into a warrant to purchase one share of Pubco Class A Common Stock (each, a “Pubco Warrant” and such exchange, the “Warrant Exchange”). Each Pubco Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the SPAC Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Warrant Assignment, Assumption and Amendment Agreement.

(c) SPAC Class A Shares. Immediately following the Unit Separation and the Warrant Exchange, at the SPAC Merger Effective Time, each SPAC Class A Share issued and outstanding immediately prior to the SPAC Merger Effective Time (including SPAC Class A Shares held as a result of the Unit Separation and SPAC Class A Shares issued upon the conversion of SPAC Class B Shares pursuant to Section 2.9(d), but excluding those described in Section 2.9(e) and Section 2.9(f)) shall be converted automatically into one share of Pubco Class A Common Stock, following which, all such SPAC Class A Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of SPAC Class A Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each SPAC Class A Share (other than those described in Section 2.9(e) and Section 2.9(f)) shall thereafter represent only the right to receive the same number of shares of Pubco Class A Common Stock in book-entry form (and, if required by applicable Law, in certificated form) in accordance with Section 2.11(b) and Section 2.11(d).

(d) SPAC Class B Shares. Immediately prior to the SPAC Merger Effective Time, all issued and outstanding SPAC Class B Shares (other than those described in Section 2.9(f)) shall be converted automatically into SPAC Class A Shares in accordance with the SPAC Certificate of Incorporation and the other Organizational Documents as in effect as of the Closing Date, following which, all SPAC Class B Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of SPAC Class B Shares outstanding immediately prior to the SPAC Merger Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each SPAC Class B Share (other than those described in Section 2.9(f)) shall thereafter represent only the right to receive the number of SPAC Class A Shares determined in accordance with this Section 2.9(d).

(e) Redeeming Shares. At the SPAC Merger Effective Time, each issued and outstanding SPAC Class A Share that was issued in the SPAC Domestication to a holder that validly exercised redemption rights with respect to each such SPAC Class A Share prior to the SPAC Domestication pursuant to and in accordance with the SPAC Memorandum and Articles and the other SPAC Organizational Documents as in effect as of the date that such redemption rights were exercised (and has not been waived, withdrawn or otherwise lost such rights), shall automatically be canceled and shall cease to exist and shall thereafter represent only the right to receive a pro rata share of the Redemption Amount.

(f) Treasury Shares. Notwithstanding Sections 2.9(a), 2.9(c) and 2.9(d) or any other provision of this Agreement to the contrary, at the SPAC Merger Effective Time, if there are any SPAC Common Shares that are owned by the SPAC as treasury shares immediately prior to the SPAC Merger Effective Time, such SPAC Common Shares shall be automatically canceled and shall cease to exist without any conversion thereof or payment therefor.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.9, none of the SPAC Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) SPAC Merger Sub Common Shares. At the SPAC Merger Effective Time, all SPAC Merger Sub Common Shares issued and outstanding immediately prior to the SPAC Merger Effective Time shall be converted into an equal number of shares of common stock, par value $0.0001, of the SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding equity interests of the SPAC Surviving Subsidiary.

(i) No Appraisal Rights. Without prejudice to the redemption rights of SPAC shareholders as referred to in Section 2.9(e), no dissenters’ or appraisal rights shall be available with respect to the SPAC Merger or the Transactions pursuant to Section 262 of the DGCL or any other applicable Law.

2.10 Effect of Mergers on Outstanding Securities of Pubco. At the Company Merger Effective Time, without any action on the part of any Party or the holders of securities of any Party, all of the shares of Pubco Stock issued and outstanding immediately prior to the Company Merger Effective Time shall remain outstanding as shares of Pubco Class A Common Stock.

2.11 Exchange Procedures.

(a) Prior to the SPAC Merger Effective Time, Pubco shall appoint an agent reasonably acceptable to SPAC (the “Exchange Agent”) as its agent for the purpose of exchanging the SPAC Common Shares and the Company Units for shares of Pubco Stock.

(b) At or prior to the SPAC Merger Effective Time, Pubco shall deliver to the Exchange Agent written instructions to issue, at the SPAC Merger Effective Time, in uncertificated book-entry form, one share of Pubco Class A Common Stock in exchange for, and upon cancellation of, each issued and outstanding SPAC Common Share (subject to Section 2.9).

(c) At or prior to the Company Merger Effective Time, Pubco shall deliver to the Exchange Agent written instructions to issue, at the Company Merger Effective Time, in uncertificated book-entry form, one share of Pubco Class A Common Stock in exchange for, and upon cancellation of, each issued and outstanding Company Unit (subject to Section 2.8).

(d) Pubco Stock to be delivered pursuant to Sections 2.9(c) and 2.8(a) shall be settled through DTC and issued in uncertificated book-entry form through the procedures of DTC, unless a physical share of Pubco Stock is required by applicable Law, in which case Pubco shall cause the Exchange Agent to promptly send certificates representing such shares of Pubco Stock to such holder.

(e) At the Company Merger Effective Time, the Company shall cause the Exchange Agent to update its member register to reflect the cancellation of the Company Units contemplated by Section 2.8.

(f) Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Stock will be issued by Pubco by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a share of Pubco Stock (after aggregating all fractional shares of Pubco Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Stock issued to such Person rounded up in the aggregate to the nearest whole share of Pubco Stock.

(g) No dividends or other distributions declared or made after the date of this Agreement with respect to shares of Pubco Stock with a record date after the SPAC Merger Effective Time or the Company Merger Effective Time, as applicable, will be paid to the holders of any SPAC Common Shares or Company Units that have not yet been surrendered to the Exchange Agent pursuant to this Section 2.11.

2.12 Intended Tax Treatment. The Parties hereby agree and acknowledge that, for U.S. federal and applicable state and local income tax purposes, (a) the SPAC Domestication is intended to be treated as a “reorganization” described in Section 368(a)(1)(F) of the Code (the “SPAC Domestication Intended Tax Treatment”), (b) (x) the exchange of cash and/or XRP for Pubco Class A Common Stock pursuant to the Ripple Affiliate Pubco Funding, the Specified Funding, the Delayed Funding and the Advanced Funding, (y) except as set forth in clause (c) of this Section 2.12, the exchange of an interest in the assets and liabilities of the Company for Pubco Class A Common Stock pursuant to the Company Merger and (z) the exchange of SPAC Class A Shares and SPAC Public Warrants for Pubco Class A Common Stock and Pubco Warrants pursuant to the SPAC Merger, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction and are intended to be treated as exchanges in which no gain or loss is recognized under Section 351 of the Code (except to the extent required by Section 351(b) of the Code or Section 357(c) of the Code) and (c) the Post-Closing Contribution by each of Pubco and SPAC Surviving Subsidiary, together with, the Ripple Affiliate Company Funding, and, in the event (and to the extent) of the conversion of any Company Units owned by Ripple into units in the Company Surviving Subsidiary pursuant to Section 2.8(a) hereof in the Company Merger, the Company Merger is intended to be treated as a contribution of assets and liabilities to the Company Surviving Subsidiary by Pubco, the SPAC Surviving Subsidiary, the Ripple Affiliate Investors and Ripple, respectively, pursuant to Section 721 of the Code, in accordance with Situation 2 of Rev. Rul. 99-5, 1999-1 C.B. 434, resulting in the Company being treated as a partnership for U.S. federal income tax purposes (clause (a)-(c) collectively, “Intended Tax Treatment”). The Parties hereby agree to file all Tax Returns and take all positions before any taxing authority on a basis consistent with the Intended Tax Treatment, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. Each of the Parties acknowledge and agree that each (a) has had the opportunity to obtain independent legal and tax advice with respect to the Transactions contemplated by this Agreement, and (b) is responsible for paying its own Taxes, including any such Taxes that may be imposed if the SPAC Merger or the Company Merger do not qualify for the Intended Tax Treatment, respectively.

2.13 Taking of Necessary Action; Further Action. If, at any time after the SPAC Merger Effective Time and the Company Merger Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC Surviving Subsidiary or Company Surviving Subsidiary, as applicable, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and SPAC Merger Sub or the Company and Company Merger Sub, respectively, the officers and directors of SPAC, SPAC Merger Sub, the Company and Company Merger Sub, as applicable, are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.14 Withholding. Each of Pubco, the SPAC Surviving Subsidiary, the Company Surviving Subsidiary, the Exchange Agent, and their respective employees, agents and Affiliates (without duplication) shall be entitled to deduct and withhold from payments otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law; provided, however, that the relevant payor will use reasonable best efforts to cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than with respect to compensatory payments, if any) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. To the extent any such amounts so deducted and withheld are paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the Transactions contemplated by this Agreement (the “Closing”) shall take place by electronic exchange of signatures on the fifth Business Day after all the Closing conditions in Article IX have been satisfied or waived (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at 10:00 a.m. New York City time, or at such other date, time or place as SPAC and Ripple may agree in writing (the date and time at which the Closing is actually held being the “Closing Date”).

3.2 Pre-Closing Statements.

(a) At least four Business Days prior to the Closing Date, SPAC shall prepare and deliver to Ripple a written statement setting forth SPAC’s good faith estimate and calculation of the SPAC Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all such SPAC Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(a), the “SPAC Pre-Closing Statement”). SPAC shall consider in good faith any reasonable comments made by Ripple at least two Business Days prior to the Closing Date with respect to the estimate and calculations included in the SPAC Pre-Closing Statement, and to the extent SPAC agrees, acting in good faith and reasonably, with any such comments, SPAC will deliver an updated SPAC Pre-Closing Statement incorporating such comments. In addition, at least two Business Days prior to the Closing Date, if not already delivered, SPAC shall deliver a supplement to the SPAC Pre-Closing Statement setting forth SPAC’s good faith estimate and calculation of the (i) Redemption Amount and (ii) total cash proceeds from the Trust Account remaining following the Redemption.

(b) At least four Business Days prior to the Closing Date, Ripple shall prepare and deliver to SPAC a written statement setting forth Ripple’s good faith estimate and calculation of Ripple Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation, including corresponding invoices therefor) and the respective amounts and wire transfer instructions for the payment or reimbursement of all such Ripple Expenses in accordance with Section 12.5 (such statement or as updated pursuant to the second sentence of this Section 3.2(b), the “Ripple Pre-Closing Statement”). Ripple shall consider in good faith any reasonable comments made by SPAC at least two Business Days prior to the Closing Date with respect to the estimate and calculations included in the Ripple Pre-Closing Statement, and to the extent Ripple agrees, acting in good faith and reasonably, with any such comments, Ripple will deliver an updated Ripple Pre-Closing Statement incorporating such comments.

3.3 Closing Deliveries.

(a) At the Closing, SPAC shall deliver or cause to be delivered:

(i) to Ripple and Pubco, a certificate, dated the Closing Date, signed by an executive officer or director of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to SPAC;

(ii) to Ripple and Pubco, a certificate from its secretary, assistant secretary, director or other executive officer certifying as to, and attaching, (A) copies of the SPAC Certificate of Incorporation and its other Organizational Documents as in effect as of the Closing Date (immediately prior to the SPAC Merger Effective Time), (B) the resolutions of the SPAC Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions contemplated hereby and thereby, (C) evidence that the Required Shareholder Approval has been obtained and (D) the incumbency of directors and officers authorized to execute this Agreement or any Ancillary Document to which SPAC is or is required to be a party or otherwise bound;

(iii) to Ripple and Pubco, a certificate on behalf of SPAC, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(iv) to Ripple and Pubco, a copy of the Amended and Restated Registration Rights Agreement duly executed by SPAC and Sponsor;

(v) to Ripple and Pubco, a copy of the Lock-Up Agreement duly executed by Sponsor; and

(vi) to Ripple and Pubco, a copy of the Warrant Assignment, Assumption and Amendment Agreement duly executed by SPAC.

(b) At the Closing, Pubco shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated the Closing Date, signed by an executive officer of Pubco, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to Pubco and the Merger Subs, as applicable;

(ii) to SPAC, a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the SPAC Merger Effective Time), (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions and (C) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound;

(iii) to Ripple and SPAC, a copy of the Amended and Restated Registration Rights Agreement duly executed by Pubco;

(iv) to Ripple and SPAC, a copy of the Lock-Up Agreement duly executed by Pubco; and

(v) to Ripple and SPAC, a copy of the Warrant Assignment, Assumption and Amendment Agreement duly executed by Pubco.

(c) At the Closing the Company shall deliver or cause to be delivered:

(i) to SPAC, a certificate, dated as of the Closing Date, signed by an executive officer or director of the Company, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c) with respect to the Company; and

(ii) to SPAC, a certificate from its secretary or other executive officer or managing member certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Company Merger Effective Time), (B) the resolutions of its managing member authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions and (C) the incumbency of its managing member and officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(d) At the Closing Ripple shall deliver or cause to be delivered, as applicable:

(i) to SPAC, a certificate from Ripple, dated as the Closing Date, signed by an executive officer or director of Ripple, certifying as to the satisfaction of the conditions specified in Sections 9.3(a) and 9.3(b) with respect to Ripple;

(ii) to Pubco, a properly completed and duly executed Internal Revenue Service Form W-9 of Ripple;

(iii) to Pubco and SPAC, a copy of the Lock-Up Agreement duly executed by Ripple, and the Ripple Affiliate Investors; and

(iv) to Pubco and SPAC, a copy of the Amended and Restated Registration Rights Agreement duly executed by Ripple and the applicable Ripple Affiliate Investor(s).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure schedules delivered by SPAC to Ripple, the Company and Pubco on the date of this Agreement (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (b) the SEC Reports that are available two Business Days prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law) (it being acknowledged that nothing disclosed in such SEC Reports will be deemed to modify or qualify the SPAC Fundamental Representations), SPAC represents and warrants to the Company, Pubco, the Merger Subs and Ripple as of the date of this Agreement and as of the Closing, as follows:

4.1 Organization and Standing. SPAC is duly incorporated, validly existing and in good standing under the Laws (i) of the Cayman Islands as of the date hereof and (ii) of the State of Delaware, as of the Closing Date. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. SPAC has made available to Ripple accurate and complete copies of its Organizational Documents each as currently in effect. SPAC is not in violation of any provision of its Organizational Documents.

4.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the SPAC Board and, other than filing the SPAC Certificate of Incorporation and making the other filings contemplated by Section 2.1 and obtaining the Required Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which SPAC is a party has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”). The SPAC Board, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the SPAC Merger and the other Transactions contemplated hereby are advisable and in the best interests of, SPAC and its shareholders, (ii) approved this Agreement, the SPAC Merger and the other Transactions contemplated hereby and thereby in accordance with the Cayman Companies Act and the SPAC Memorandum and Articles, (iii) approved the Transactions as a Business Combination, (iv) directed that this Agreement and the SPAC Shareholder Approval Matters be submitted to SPAC’s shareholders for adoption and approval and (v) resolved to recommend that the SPAC’s shareholders adopt and approve this Agreement and the SPAC Shareholder Approval Matters.

4.3 Governmental Approvals. No Consent of any Governmental Authority on the part of SPAC is required to be obtained in connection with the execution, delivery or performance by SPAC of this Agreement and each Ancillary Document to which it is a party or the consummation by SPAC of the Transactions contemplated hereby and thereby, other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Cayman Islands Law and pursuant to any other applicable Laws and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on SPAC.

4.4 Non-Contravention. The execution and delivery by SPAC of this Agreement and each Ancillary Document to which it is a party, the consummation by SPAC of the Transactions contemplated hereby and thereby, and compliance by SPAC with any of the provisions hereof and thereof, will not, subject to the filing of the Domestication Certificate and the SPAC Certificate of Incorporation, obtaining the Required Shareholder Approval and the making of required filings with the Cayman Registrar in connection with the SPAC Domestication (a) conflict with or violate any provision of the Organizational Documents of SPAC, (b) be subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to SPAC, or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (b) and (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC.

4.5 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of SPAC is (i) 220,000,000 SPAC Common Shares, consisting of (A) 200,000,000 SPAC Class A Shares and (B) 20,000,000 SPAC Class B Shares and (ii) 1,000,000 SPAC Preferred Shares. The issued and outstanding SPAC Common Shares as of the date of this Agreement consist of (A) 23,710,000 SPAC Class A Shares (assuming the separation of all outstanding SPAC Units into underlying SPAC Class A Shares and SPAC Warrants), with 23,000,000 SPAC Class A Shares subject to redemption (other than Public Shares held by the Sponsor or directors or officers of SPAC), and (B) 7,880,000 SPAC Class B Shares. There are no issued or outstanding SPAC Preferred Shares. After the SPAC Domestication, the authorized share capital of SPAC will be 220,000,000 SPAC Common Shares, consisting of (i) 200,000,000 SPAC Class A Shares and (ii) 20,000,000 SPAC Class B Shares. All outstanding SPAC Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum and Articles or any Contract to which SPAC is a party. None of the outstanding SPAC Common Shares has been issued in violation of any applicable securities Laws. SPAC does not have any Subsidiaries or own any equity interests in any other Person. SPAC does not own any SPAC Common Shares as treasury shares.

(b) As of the date of this Agreement, 11,855,000 SPAC Warrants are issued and outstanding (assuming the separation of all outstanding SPAC Units into underlying SPAC Class A Shares and SPAC Public Warrants), consisting of (i) 11,500,000 SPAC Public Warrants and (ii) 355,000 SPAC Private Warrants. All outstanding SPAC Warrants are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the SPAC Memorandum and Articles or any Contract to which SPAC is a party. None of the outstanding SPAC Warrants has been issued in violation of any applicable securities Laws.

(c) Except as set forth in this Section 4.5 or as contemplated by this Agreement, the SPAC Warrant Agreement or the Ancillary Documents, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC, (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of SPAC or (C) obligating SPAC to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of SPAC. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any securities of SPAC (other than, for the avoidance of doubt, the Sponsor Support Agreement).

(d) As of the date hereof (i) SPAC does not have any Indebtedness and (ii) no Indebtedness of SPAC contains any restriction upon (A) the prepayment of any of such Indebtedness, (B) the incurrence of Indebtedness by SPAC, (C) the ability of SPAC to grant any Lien on its properties or assets or (D) the consummation of the Transactions.

(e) Other than the repurchase on 15 November 2024 of the initial share issued upon incorporation of SPAC, since the date of incorporation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the SPAC Board has not authorized any of the foregoing.

(f) SPAC does not have any Subsidiaries or own any equity interests in any other Person.

4.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Reports”), which SEC Reports are all available on the SEC’s website through EDGAR, and will file all such SEC Reports required to be filed or furnished subsequent to the date of this Agreement.

(b) The SEC Reports (x) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, as applicable, and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(c) As of the date of this Agreement, the SPAC Units, the SPAC Class A Shares and the SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq under the symbols “AACIU”, “AACI” and “AACIW”, respectively. Since the IPO, SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC, by Nasdaq or the SEC with respect to any intention by such entity to deregister or terminate the listing of the SPAC Units, the SPAC Class A Shares or the SPAC Public Warrants. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the SPAC Public Warrants under the Exchange Act except as contemplated by this Agreement.

(d) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(e) Except as and to the extent reflected or reserved against in the SPAC Financials, SPAC has not incurred any Liabilities or obligations not adequately reflected or reserved on or provided for in the SPAC Financials, other than (i) Liabilities incurred since SPAC’s incorporation in the ordinary course of business or (ii) Liabilities or obligations incurred pursuant to this Agreement. SPAC has no off-balance sheet arrangements that are not disclosed in the SEC Reports.

(f) Since the IPO, (i) SPAC has not received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or its internal accounting controls, including any such complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices and (ii) there have been no internal unresolved, material investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, the SPAC Board or any committee thereof.

(g) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(h) SPAC maintains systems of internal accounting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that are sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) that transactions are executed, and access to assets is permitted, in accordance with management’s general or specific authorization; and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither SPAC nor SPAC’s independent auditors identified or have been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the PCAOB) in the design or operation of SPAC’s internal controls over financial reporting which would reasonably be expected to adversely affect SPAC’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since the IPO, there have been no material changes in SPAC’s internal control over financial reporting.

(i) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, in their capacity as such, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(j) As of the date hereof, there are no outstanding comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 No Litigation; Orders; Permits. There is no Action pending, or, to the Knowledge of SPAC, threatened Action against SPAC, or, to the Knowledge of SPAC, any of its directors or officers (in their capacity as such) or otherwise affecting SPAC or its assets nor is any Order outstanding, against or involving SPAC, whether at law or in equity, before or by any Governmental Authority, which, in each case, would reasonably be expected to have a Material Adverse Effect on SPAC. There is no unsatisfied judgment or open injunction binding upon SPAC that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SPAC. There is no Action that SPAC has pending against any other Person. SPAC holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

4.8 Absence of Certain Changes. SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its SPAC Units (and the related private offering), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities and (b) since the IPO, not been subject to a Material Adverse Effect.

4.9 Compliance with Laws. SPAC (a) is, and since its incorporation has been, in compliance with all Laws applicable to it and the conduct of its business in all material respects, (b) has not received written notice alleging any violation of applicable Law in any material respect by SPAC and (c) is not under investigation with respect to any violation or alleged violation of any Law or judgement, Order or decree of any court or Governmental Authority.

4.10 Taxes and Returns. SPAC has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the SPAC Financials have been established in accordance with GAAP. There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened in writing against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments for which adequate reserves in the SPAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return (other than extensions automatically granted) or within which to pay any Taxes shown to be due on any Tax Return. SPAC does not have material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes). SPAC is treated as a corporation for U.S. federal income tax purposes. SPAC does not have Knowledge of any facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

4.11 Employees and Employee Benefit Plans. SPAC has never (a) had any paid employees, (b) retained any contractors, other than consultants and advisors in the ordinary course or (c) maintained, sponsored, contributed to or otherwise had any Liability under, any Benefit Plans. Other than reimbursement of any reasonable out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, neither SPAC nor its Affiliates have any material liability to any officer or director of SPAC (in their capacity as such).

4.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date hereof or such other Ancillary Documents that SPAC shall execute after the date hereof and which are attached as exhibits hereto, Schedule 4.13(a) of the SPAC Disclosure Schedules set forth a true, correct and complete list of the Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by SPAC on less than sixty days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Documents or consummating the Transactions (each such Contract, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to Ripple.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer, employee, direct equityholder or Affiliate of SPAC (including, for the avoidance of doubt, Former Sponsor) or (b) record owner or Beneficial Owner of more than 5% of outstanding SPAC Common Shares as of the date hereof.

4.15 Finders and Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco or the Company, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of SPAC or any of its Affiliates, including Sponsor or Former Sponsor.

4.16 Certain Business Practices.

(a) Neither SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other local or foreign anti-corruption or bribery Law (“Anti-Corruption Law”), (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) SPAC and each of its directors, officers and employees acting in such capacity are and, to the Knowledge of SPAC, each of its agents or Representatives acting on its behalf or at its direction, is and has been since the date of SPAC’s formation in compliance with applicable Laws concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting (“AML Law”).

(c) None of SPAC or any of its directors, officers or employees, or, to the Knowledge of SPAC, any other agents or Representative acting on behalf or at its direction is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security, the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or any other relevant Governmental Authority (“Sanctions”), and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by any such Governmental Authority or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions in the last five fiscal years.

(d) Except as would not, individually or in the aggregate, be material and adverse to SPAC: (i) SPAC has not conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; (ii) none of SPAC or any of its directors, officers or employees acting in such capacity and, to the Knowledge of SPAC, any of its agents acting on its behalf or Representatives acting at its direction has (A) received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions or (B) has knowledge of a pending investigation into actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; and (iii) SPAC (A) maintains an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and Sanctions and prevent and detect violations of the Anti-Corruption Laws, AML Laws and Sanctions, (B) has implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws and Sanctions and (C) has at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

4.17 Insurance. Schedule 4.17 of the SPAC Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to Ripple. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on SPAC.

4.18 Independent Investigation. SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Pubco and the Company and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of Pubco and the Company for such purpose. SPAC acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Ripple, Pubco and the Merger Subs set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to SPAC pursuant hereto, and the information provided by or on behalf of the Company, Ripple, Pubco or the Merger Subs for the Registration Statement.

4.19 No Other Representations. Except for the representations and warranties expressly made by SPAC in Article IV (as modified by the SPAC Disclosure Schedule) or as expressly set forth in any Ancillary Document, neither SPAC nor any other Person on its behalf makes any express or implied representation or warranty with respect to SPAC or its business, operations, assets or Liabilities, or the Transactions, and SPAC hereby expressly disclaims any other representations or warranties, whether implied or made by SPAC or any of its Representatives. SPAC acknowledges that, except for the representations and warranties expressly made by Pubco or the Merger Subs in Article V, the Company in Article VI and Ripple in Article VII, none of Pubco, the Merger Subs, the Company or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to SPAC or its Representatives (including any opinion, information or advice that may have been or may be provided to SPAC or its Representatives by any Representative of Pubco, the Merger Subs, the Company or Ripple), including any representations or warranties regarding the probable success or profitability of the businesses of Pubco, the Merger Subs, the Company or Ripple. SPAC specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that Pubco, the Merger Subs, the Company and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 4.19, nothing in this Section 4.19 shall limit Ripple’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

4.20 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including Sponsor) in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of SPAC or any of its Affiliates (including Sponsor) in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, the Company, the Merger Subs, Ripple or any of their respective Affiliates.

4.21 SPAC Trust Account. As of the date of this Agreement, there is at least $232,000,000 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Memorandum and Articles and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. SPAC has performed all obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed, or furnished by SPAC to Ripple, to be inaccurate or that would entitle any Person (other than eligible Public Shareholders who shall have elected to redeem their SPAC Class A Shares pursuant to the SPAC Memorandum and Articles) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. There are no Actions pending with respect to the Trust Account. SPAC has not released any money from the Trust Account other than as permitted by the Trust Agreement. Following the Closing, no shareholder of SPAC is or shall be entitled to receive any amount from the Trust Account except to the extent such Public Shareholder shall have elected to redeem its SPAC Class A Shares pursuant to the Redemption.

4.22 Underwriting Agreement. SPAC has delivered to Pubco a true, correct and complete copy of the Underwriting Agreement as of the date of this Agreement. As of the date of this Agreement, there are no agreements, side letters or arrangements between SPAC and any Person thereto that relate to any fees, consideration or other discounts that are payable to the underwriters that are party to the Underwriting Agreement (including any Deferred Underwriting Commission (as defined in the Underwriting Agreement)), or that have been agreed to by SPAC (including, from and after the Closing) to any party to the Underwriting Agreement, except as set forth in the Underwriting Agreement.

4.23 Specified Funding.

(a) SPAC has delivered to Pubco a true, correct and complete copy of the Specified Funding Subscription Agreement entered into by Pubco with the Specified Investor as of the date of this Agreement. As of the date of this Agreement, other than the Specified Funding Subscription Agreement, there are no other agreements, side letters or arrangements between Pubco and the Specified Investor relating to the Specified Funding Subscription Agreement that could materially and adversely affect the obligation of the Specified Investor to contribute to Pubco the Specified Funding. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, the Specified Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of the Specified Investor, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of SPAC, the Specified

Funding Subscription Agreement has not been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, the Specified Investor is not and, with the giving of notice, the lapse of time or both, would not be in default under the Specified Funding Subscription Agreement.

(b) No fees, consideration or other discounts are payable or have been agreed to by the Specified Investor (including, from and after the Closing) to Pubco in respect of the Specified Funding, except as set forth in the Specified Funding Subscription Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS

Except as set forth in the Company Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, Pubco and the Merger Subs severally and not jointly each represent and warrant to SPAC, the Company and Ripple, as of the date of this Agreement and as of the Closing, solely with respect to itself, as follows:

5.1 Organization and Standing. Pubco is duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. The Merger Subs are duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Pubco and the Merger Subs has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has made available to SPAC accurate and complete copies of the Organizational Documents of Pubco and the Merger Subs, each as currently in effect. None of Pubco or the Merger Subs is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. Except as set forth in Schedule 5.2 of the Company Disclosure Schedules, subject to filing the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval, each of Pubco and the Merger Subs has all requisite organizational power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and SPAC Merger Sub and the managing member of Company Merger Sub and no other proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval), on the part of Pubco or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Subs is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Documents by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of any Governmental Authority on the part of Pubco or the Merger Subs is required to be obtained in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the Transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement (including the Pubco A&R Organizational Documents), (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, (d) requirements under Delaware Law, Nevada Law, Cayman Islands Law and pursuant to any other applicable Laws and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco or the Merger Subs.

5.4 Non-Contravention. The execution and delivery by each of Pubco and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the Transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not, subject to the filing of the Pubco A&R Organizational Documents and obtaining the SPAC Merger Sub Stockholder Approval, (a) conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to such Party or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of such Party, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pubco.

5.5 Capitalization. As of the date of this Agreement, (i) Pubco is authorized to issue 1,000 shares of Pubco Stock, of which one share of Pubco Stock is issued and outstanding, which is owned by Ripple; (ii) there are 1,000 issued and outstanding Company Merger Sub Units, all of which are owned by Pubco; and (iii) SPAC Merger Sub is authorized to issue 500,000,000 SPAC Merger Sub Common Shares, of which one SPAC Merger Sub Common Share is issued and outstanding, which is owned by Pubco. Except for the Merger Subs, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

5.6 Pubco’s and the Merger Subs’ Activities. Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own, directly or indirectly, any ownership equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of SPAC Merger Sub and Company Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract. The Merger Subs were formed solely for the purpose of effecting the Mergers. Company Merger Sub is an entity disregarded as separate from its owner, Pubco, for U.S. federal income tax purposes, and no election has been made to treat Company Merger Sub as anything other than an entity disregarded as separate from its owner for U.S. federal income Tax purposes. As of the date hereof, Pubco is the sole and only stockholder of SPAC Merger Sub and the sole member of Company Merger Sub. As of the date hereof, none of Pubco and the Merger Subs are required to register as an “investment company” as such term is defined in the Investment Company Act.

5.7 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Company, Merger Subs or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or the Merger Subs or any of their Affiliates, except as set forth on Schedule 6.12 of the Company Disclosure Schedules.

5.8 Ownership of Pubco Stock. All shares of Pubco Stock and Pubco Warrants to be issued and delivered to Ripple as consideration pursuant to the Company Merger (the “Merger Consideration Securities”) and to the SPAC Stockholders in exchange for their SPAC Class A Shares and SPAC Warrants in accordance with this Agreement shall be, upon issuance and delivery of such shares of Pubco Stock or Pubco Warrants, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens. The issuance of such shares of Pubco Stock and Pubco Warrants pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

5.9 Information Supplied. None of the information supplied or to be supplied by Pubco or the Merger Subs in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or the Merger Subs expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of Pubco or the Merger Subs makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Company, Ripple or any of their respective Affiliates.

5.10 Independent Investigation. Each of Pubco and the Merger Subs has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Company and SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Company and SPAC for such purpose. Each of Pubco and the Merger Subs acknowledges and agrees that, in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Ripple and SPAC set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the SPAC Disclosure Schedules) and in any certificate delivered to Pubco or the Merger Subs pursuant hereto, and the information provided by or on behalf of the Company, Ripple or SPAC for the Registration Statement.

5.11 No Other Representations. Except for the representations and warranties expressly made by Pubco or the Merger Subs in Article V or as expressly set forth in any Ancillary Document, none of Pubco or the Merger Subs nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of Pubco or the Merger Subs or their respective business, operations, assets or Liabilities, or the Transactions, and Pubco and the Merger Subs each hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or the Merger Subs or any of their respective Representatives. Each of Pubco and the Merger Subs acknowledge that, except for the representations and warranties expressly made by SPAC in Article IV, the Company in Article VI and Ripple in Article VII, none of SPAC, the Company or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information, to Pubco and the Merger Subs or any of their respective Representatives (including any opinion, information or advice that may have been or may be provided to Pubco and the Merger Subs or any of their respective Representatives by any Representative of SPAC, the Company or Ripple), including any representations or warranties regarding the probable success or profitability of the business of SPAC, the Company and Ripple. Each of Pubco and the Merger Subs specifically disclaim that they are relying upon or have relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, the Company and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 5.11 nothing in this Section 5.11 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of this Agreement, the Ancillary Documents or the Transactions.

5.12 Advanced Funding.

(a) Pubco has delivered to SPAC true, correct and complete copies of each of the Advanced Funding Subscription Agreements entered into by Pubco with the Advanced Funding Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Advanced Funding Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Advanced Funding Investor relating to any Advanced Funding Subscription Agreement that could materially and adversely affect the obligation of such Advanced Funding Investors to contribute to Pubco the applicable portion of the Advanced Funding amount set forth in the Advanced Funding Subscription Agreement of such Advanced Funding Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, each Advanced Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Advanced Funding Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Advanced Funding Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Advanced Funding Investor in respect of the Advanced Funding, except as set forth in the Advanced Funding Subscription Agreements.

5.13 Delayed Funding.

(a) Pubco has delivered to SPAC true, correct and complete copies of each of the Delayed Funding Subscription Agreements entered into by Pubco with the Delayed Funding Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Delayed Funding Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Delayed Funding Investor relating to any Delayed Funding Subscription Agreement that could materially and adversely affect the obligation of such Delayed Funding Investors to contribute to Pubco the applicable portion of the Delayed Funding amount set forth in the Delayed Funding Subscription Agreement of such Delayed Funding Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, each Delayed Funding Subscription Agreement is in full force and effect and is a legal, valid and binding obligation of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Delayed Funding Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Delayed Funding Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Delayed Funding Investor in respect of the Delayed Funding, except as set forth in the Delayed Funding Subscription Agreements.

5.14 Employees and Benefit Plans. Each of the Pubco and the Merger Subs do not have any employees and do not have any Benefit Plan.

5.15 Ripple Affiliate Funding.

(a) Pubco has delivered to SPAC and the Company true, correct and complete copies of each of the Ripple Affiliate Subscription Agreements entered into by Pubco with the Ripple Affiliate Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Ripple Affiliate Subscription Agreements, there are no other agreements, side letters or arrangements between Pubco and any Ripple Affiliate Investor relating to any Ripple Affiliate Subscription Agreement that could materially and adversely affect the obligation of such Ripple Affiliate Investors to contribute to Pubco the applicable portion of the investment amount set forth in the Ripple Affiliate Subscription Agreement of such Ripple Affiliate Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Ripple Affiliate Subscription Agreements are in full force and effect and are legal, valid and binding obligations of Pubco, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of Pubco, no Ripple Affiliate Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, Pubco is not and, with the giving of notice, the lapse of time or both, would not be in default under any Ripple Affiliate Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by Pubco (including, from and after the Closing) to any Ripple Affiliate Investor in respect of the Ripple Affiliate Funding, except as set forth in the Ripple Affiliate Subscription Agreements.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date of this Agreement (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to SPAC as of the date of this Agreement and as of the Closing, as follows:

6.1 Organization and Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary for the business as currently conducted. The Company has made available to SPAC accurate and complete copies of the Organizational Documents of the Company, as currently in effect. The Company is not in violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by the managing member of the Company and no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which it is a party has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) As of the date of this Agreement Ripple is, and as of immediately prior to the Company Merger Effective Time Ripple shall be, the sole Company Member.

(b) The Company does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in this Section 6.3 or as contemplated by this Agreement, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of the Company, (B) obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any securities of the Company or (C) obligating the Company to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company.

6.4 Governmental Approvals. No Consent of any Governmental Authority on the part of the Company is required to be obtained in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to requirements under Delaware Law or any other applicable Laws and (c) those Consents, the failure of which to obtain prior to the Closing, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

6.5 Non-Contravention. The execution and delivery by the Company of this Agreement and each Ancillary Document to which it is a party, the consummation by the Company of the Transactions contemplated hereby and thereby, and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents required from Governmental Authorities referred to in Section 6.4, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law applicable to the Company or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any the Company under, (viii) give rise to any obligation to obtain any third-party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

6.6 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement or any Ancillary Document, since its formation, the Company has not been subject to a Material Adverse Effect.

6.7 Company Activities. Since its formation, the Company has not engaged in any business activities other than as contemplated by this Agreement, does not own, directly or indirectly, any ownership equity, profits or voting interest in any Person and has no assets or Liabilities except the assets, if any, that may be received and the Liabilities that may be incurred in connection with this Agreement and the Ancillary Documents to which the Company is a party and the Transactions. Other than this Agreement and the Ancillary Documents to which the Company is a party, the Company is not party to or bound by any Contract. The Company does not lease or own any real property or any interest in real property.

6.8 Title to Assets. As of the Closing, and subject to the consummation of the transactions contemplated by the Contribution Agreement, the Company will have all rights, title and interest in and to the XRP contributed into the Company pursuant to the Contribution Agreement, subject to any Permitted Liens.

6.9 Employees and Benefit Plans. The Company does not have any employees and does not have any Benefit Plans.

6.10 Taxes and Returns. The Company has timely filed, or caused to be timely filed, and will timely file or cause to be timely filed all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid. There are no audits, examinations, investigations, claims, assessments or other proceedings pending or threatened against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company. There are no Liens with respect to any Taxes upon any of the Company’s assets, other than Permitted Liens. The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Since formation, the Company has been properly classified as an entity disregarded as separate from Ripple or as a partnership, in each case for U.S. federal and applicable state and local income tax purposes, and no election has been made to treat the Company otherwise.

6.11 Certain Business Practices.

(a) Neither the Company, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any Anti-Corruption Law, (iii) made any other unlawful payment or (iv) since the formation of the Company, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist it in connection with any actual or proposed transaction.

(b) The Company and each of its directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its agents or Representatives acting on its behalf or at its direction, is and has been since the date of the Company’s formation in compliance with AML Laws.

(c) None of the Company or any of its directors, officers or employees, or, to the Knowledge of the Company, any other agents or Representative acting on behalf or at its direction is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any Sanctions, and the Company has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by any such Governmental Authority or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any Sanctions in the last five fiscal years.

(d) Except as would not, individually or in the aggregate, be material and adverse to the Company: (i) the Company has not conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; (ii) none of the Company or any of its directors, officers or employees acting in such capacity and, to the Knowledge of the Company, any of its agents acting on its behalf or Representatives acting at its direction has (A) received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions or (B) has knowledge of a pending investigation into actual or potential noncompliance with any applicable Anti-Corruption Law, AML Law or Sanctions; and (iii) the Company (A) maintains an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and Sanctions and prevent and detect violations of the Anti-Corruption Laws, AML Laws and Sanctions, (B) has implemented and have at all times maintained an operational and effective anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Corruption Laws, AML Laws and Sanctions and (C) has at all times made and maintained accurate books and records in compliance with all applicable Anti-Corruption Laws and AML Laws.

6.12 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Company or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates.

6.13 Information Supplied. None of the information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, Ripple, the Merger Subs, Pubco or any of their respective Affiliates.

6.14 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of SPAC and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of SPAC for such purpose. The Company acknowledges and agrees that in making its decision to enter into this Agreement and the Ancillary Documents and to consummate the Transactions contemplated hereby and thereby, it has relied solely upon its own investigation and the express representations and warranties of SPAC set forth in this Agreement (including the related portions of the SPAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of SPAC for the Registration Statement.

6.15 No Other Representations. Except for the representations and warranties expressly made by the Company in Article VI (as modified by the Company Disclosure Schedules) or as expressly set forth in any Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company or its business, operations, assets or Liabilities, or the Transactions, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. The Company acknowledges that, except for the representations and warranties expressly made by SPAC in Article IV, Pubco and the Merger Subs in Article V and Ripple in Article VII, none of SPAC, Pubco, the Merger Subs or Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to the Company (including any opinion, information, projection or advice that may have been or may be provided to the Company or its Representatives by any Representative of SPAC, Pubco, the Merger Subs or Ripple), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC, Pubco, the Merger Subs or Ripple. The Company specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that SPAC, Pubco, the Merger Subs and Ripple have specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 6.15, nothing in this Section 6.15 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of, this Agreement, the Ancillary Documents or the Transactions.

6.16 Ripple Affiliate Funding.

(a) The Company has delivered to SPAC and Pubco true, correct and complete copies of each of the Ripple Affiliate Subscription Agreements entered into by the Company with the Ripple Affiliate Investors named therein as of the date of this Agreement. As of the date of this Agreement, other than the Ripple Affiliate Subscription Agreements, there are no other agreements, side letters or arrangements between the Company and any Ripple Affiliate Investor relating to any Ripple Affiliate Subscription Agreement that could materially and adversely affect the obligation of such Ripple Affiliate Investors to contribute to the Company the applicable portion of the investment amount set forth in the Ripple Affiliate Subscription Agreement of such Ripple Affiliate Investors. As of the date of this Agreement, assuming the due authorization, execution and delivery by each other party thereto, all of the Ripple Affiliate Subscription Agreements are in full force and effect and are legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except as limited by the Enforceability Exceptions. As of the date of this Agreement, to the Knowledge of the Company, no Ripple Affiliate Subscription Agreement has been withdrawn or terminated, amended or modified in writing in any respect. As of the date of this Agreement, the Company is not and, with the giving of notice, the lapse of time or both, would not be in default under any Ripple Affiliate Subscription Agreements.

(b) No fees, consideration or other discounts are payable or have been agreed to by the Company (including, from and after the Closing) to any Ripple Affiliate Investor in respect of the Ripple Affiliate Subscription, except as set forth in the Ripple Affiliate Subscription Agreements.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RIPPLE

Except as set forth in the Company Disclosure Schedules, the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, with respect to each representation and warranty in this Article VII, Ripple hereby represents and warrants to SPAC, Pubco, the Merger Subs and the Company, as of the date of this Agreement and as of the Closing, as follows:

7.1 Organization and Standing. Ripple is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as now being conducted.

7.2 Authorization; Binding Agreement. Ripple has all requisite corporate power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform Ripple’s obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Ripple is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by Ripple and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties and other parties thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Ripple, enforceable against Ripple in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Government Approvals. No Consent of any Governmental Authority on the part of Ripple is required in connection with the execution, delivery or performance by Ripple of this Agreement or any Ancillary Documents or the consummation by Ripple of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions and (c) applicable requirements, if any, of the Securities Act, the Exchange Act or other applicable securities Laws.

7.4 Non-Contravention. The execution and delivery by Ripple of this Agreement and each Ancillary Document to which it is a party or otherwise bound and the consummation by Ripple of the Transactions contemplated hereby and thereby, and compliance by Ripple with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of Ripple’s Organizational Documents, (b) conflict with or violate any Law applicable to Ripple or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Ripple under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Ripple under, (viii) give rise to any obligation to obtain any third-party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which Ripple is a party or its properties or assets are bound, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not had and would not reasonably be expected to materially impair or delay the ability of Ripple to consummate the Transactions.

7.5 No Litigation. There is no Action pending or, to the Knowledge of Ripple, threatened, nor any Order is outstanding, against or involving Ripple, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to materially and adversely affect the ability of Ripple to consummate the Transactions contemplated by, and discharge its obligations under, this Agreement and the Ancillary Documents to which Ripple is or is required to be a party.

7.6 Investment Representations. Ripple: (a) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring its portion of the Merger Consideration Securities for itself for investment purposes only, and not with a view towards any resale or distribution of such Merger Consideration Securities; (c) has been advised and understands that the Merger Consideration Securities (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable U.S. state securities Laws, (ii) has not been and at Closing shall not be, registered under the Securities Act or any applicable U.S. state securities Laws and, therefore, must be held indefinitely and cannot be resold unless and until such Merger Consideration Securities are registered under the Securities Act and all applicable U.S. state securities Laws, unless exemptions from registration are available; and (iii) may be subject to additional restrictions on transfer pursuant to Ripple’s Lock-Up Agreement (if applicable); (d) is aware that an investment in Pubco is a speculative investment and is subject to the risk of complete loss; and (e) (other than the Company Units held by Ripple) acknowledges that, except as set forth in the Amended and Restated Registration Rights Agreement, Pubco is under no obligation hereunder to register the Merger Consideration Securities under the Securities Act. Ripple does not have any Contract with any Person to sell, transfer or grant participations to such Person, or to any third Person, with respect to the Merger Consideration Securities. By reason of Ripple’s business or financial experience, Ripple is capable of evaluating the risks and merits of an investment in Pubco and of protecting its interests in connection with this investment. Ripple has carefully read and understands all materials provided by or on behalf of SPAC or its Representatives to Ripple or Ripple’s Representatives pertaining to an investment in Pubco and has consulted, as Ripple has deemed advisable, with its own attorneys, accountants or investment advisors with respect to the investment contemplated hereby and its suitability for Ripple. Ripple acknowledges that the Merger Consideration Securities are subject to dilution for events not under the control of Ripple. Ripple has completed its independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other Representatives in determining the legal, Tax, financial and other consequences of this Agreement and the Transactions contemplated hereby and the suitability of this Agreement and the Transactions contemplated hereby for Ripple and its particular circumstances, and, except as set forth herein, has not relied upon any representations or advice by Pubco or SPAC or their respective Representatives. Ripple: (A) has been represented by independent counsel (or has had the opportunity to consult with independent counsel and has declined to do so); (B) has had the full right and opportunity to consult with Ripple’s attorneys and other advisors and has availed itself of this right and opportunity; (C) has carefully read and fully understands this Agreement in its entirety and has had it fully explained to it or him by such counsel; (D) is fully aware of the contents hereof and the meaning, intent and legal effect thereof; and (E) is competent to execute this Agreement and any Ancillary Documents to which Ripple is or will be required to be a party and has executed this Agreement and such Ancillary Documents free from coercion, duress or undue influence.

7.7 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, Pubco, the Merger Subs, the Company or any of their respective Affiliates in connection with the Transactions contemplated hereby directly based upon arrangements made by Ripple or any of its Affiliates, except as set forth on Schedule 6.12 of the Company Disclosure Schedules.

7.8 Information Supplied. None of the information supplied or to be supplied by Ripple in writing expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s or Pubco’s shareholders or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Ripple in writing expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Ripple makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Merger Subs, Pubco or any of their respective Affiliates.

7.9 Tax Matters. Ripple does not have Knowledge of any facts or circumstances that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

7.10 No Other Representations. Except for the representations and warranties expressly made by Ripple in this Article VII (as modified by the Company Disclosure Schedules) or as expressly set forth in any Ancillary Document, none of Ripple or any other Person on Ripple’s behalf makes any express or implied representation or warranty with respect to Ripple or any of Ripple’s business, operations, assets or Liabilities, or the Transactions, and Ripple hereby expressly disclaims any other representations or warranties, whether implied or made by Ripple or any of its Representatives. The Parties hereto (other than Ripple) acknowledge that, except for the representations and warranties expressly made by Ripple in this Article VII, none of Ripple is making or has made, communicated or furnished (orally or in writing) any representation, warranty, projection, forecast, statement or information to any other Party (including any opinion, information, projection or advice that may have been or may be provided to any other Party or any Representatives thereof), including any representations or warranties regarding the probable success or profitability of the businesses of SPAC, Pubco, the Merger Subs or Ripple. Each Party, other than Ripple, specifically disclaims that it is relying upon or has relied upon any such other representations and warranties that may have been made by any Person and acknowledges and agrees that Ripple has specifically disclaimed any such other representations and warranties. Notwithstanding the foregoing provisions of this Section 7.10, nothing in this Section 7.10 shall limit SPAC’s remedies with respect to Fraud Claims in connection with, or arising out of, this Agreement, the Ancillary Documents or the Transactions.

ARTICLE VIII

COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the Closing (the “Interim Period”), subject to Section 8.14, each of the Company, Pubco and the Merger Subs shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to Pubco, the Company or the Merger Subs, as SPAC or its Representatives may reasonably request regarding Pubco, the Company or the Merger Subs and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Representatives of the Company, Pubco and the Merger Subs to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives, in each case, shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Pubco, the Company or the Merger Subs.

(b) During the Interim Period, subject to Section 8.14, SPAC shall give, and shall cause its Representatives to give, Ripple, the Company and Pubco and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information of or pertaining to SPAC, as Ripple, the Company or Pubco or their respective Representatives may reasonably request regarding SPAC and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of its Representatives to reasonably cooperate with Ripple, the Company and Pubco and their respective Representatives in their investigation; provided, however, that Ripple, the Company and Pubco and their respective Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC.

8.2 Conduct of Business of the Company, Pubco and the Merger Subs.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.2(a) of the Company Disclosure Schedules, or as required by the Transactions or applicable Law, Pubco, the Merger Subs and the Company shall use its reasonable best efforts to each (i) only engage in activities relating to the initial organization and commencement of their respective operations, including (in the case of the Company) receiving the Contribution and holding or acquiring XRP, (ii) comply in all material respects with all Laws applicable to them and their respective businesses and assets and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, and to preserve the possession, control and condition of their respective material assets.

(b) Without limiting the generality of Section 8.2(a) and except as expressly contemplated, permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.2(b) of the Company Disclosure Schedules, or as required in connection with the Transactions or by applicable Law, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company, Pubco or the Merger Subs shall:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) form any Subsidiary;

(iii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities unless pursuant to an Additional Permitted Financing; provided, that nothing herein shall limit the Company’s ability to promise to grant equity incentive awards under the Equity Plan to employees or other individual service providers of the Company and any Subsidiaries from and after the Closing, provided, further, that the number of shares of Pubco Class A Common Stock covered by such promised equity incentive awards may not exceed the number of shares of Pubco Class A Common Stock initially reserved for issuance under the Equity Plan pursuant to Section 8.26(a);

(iv) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(v) make or rescind any material election relating to Taxes, settle any Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures in each case except as required by applicable Law or in compliance with GAAP;

(vi) incur, create, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money in excess of $250,000 individually or $500,000 in the aggregate, in each case, subject to Section 8.2(b)(ix), other than pursuant to any Contract with Ripple or any of its Affiliates;

(vii) sell, lease, license (other than non-exclusive licenses granted in the ordinary course of business), transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix) enter into, materially amend, waive any material term of or terminate (other than terminations in accordance with their terms) any material transaction with Ripple or any of its Affiliates, other than: (A) offer compensation and benefits and advancement of expenses to any Person that is an Affiliate of Ripple, (B) any such action that is on commercially reasonable terms and was negotiated on an arms’-length basis or (C) any such action which does not adversely impact SPAC (or would be expected to adversely impact the Company Surviving Subsidiary and the SPAC Surviving Subsidiary) in any material respect;

(x) amend, waive (other than a waiver of any condition to closing set forth in Article 6 therein) or terminate (other than in accordance with its terms) the Contribution Agreement;

(xi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xii) pay cash compensation to employees or other individual service providers of Pubco, the Company or the Merger Subs in excess of $10,000,000 in the aggregate; or

(xiii) authorize or agree to do any of the foregoing actions.

(c) Without limiting Sections 8.2(a) and 8.2(b), without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), (i) the Company shall not issue any Company Units (other than pursuant to this Agreement or an Ancillary Document) and (ii) no Company Member shall sell, transfer or dispose of any Company Unit owned by such Company Member.

8.3 Conduct of Business of SPAC.

(a) Unless Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required in connection with the Transactions or applicable Law, SPAC shall use its reasonable best efforts to (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply with all Laws applicable to it and its business, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organizations.

(b) Without limiting the generality of Section 8.3(a) and except as expressly contemplated, permitted or required by the terms of this Agreement or any Ancillary Document or as set forth on Schedule 8.3 of the SPAC Disclosure Schedules, or as required by the Transactions, including the SPAC Domestication, or applicable Law, during the Interim Period, without the prior written consent of Pubco (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, subdivide, combine, consolidate, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), fees or expenses in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and SPAC Expenses);

(v) make or rescind any material election relating to Taxes, settle any Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its Tax accounting or Tax policies or procedures, in each case except as required by applicable Law, or make any material change in its accounting policies, except as required to comply with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement;

(vii) amend or otherwise modify, terminate, waive or assign or delegate (as applicable) any right or obligation under any SPAC Material Contract (other than amendments or other modifications, terminations, waivers, assignments or delegations of or with respect to Contracts with Related Persons otherwise governed by Section 8.3(b)(viii)) or enter into any new Contract that would be a SPAC Material Contract;

(viii) unless otherwise required by the express terms of the Sponsor Support Agreement, enter into, renew, amend, waive or terminate (other than terminations in accordance with their terms) any Contracts, arrangements or transactions with any Related Person, including any Ancillary Document to which SPAC or any Related Person is a party;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP, and after consulting SPAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, company, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the SPAC Domestication and/or the SPAC Merger);

(xv) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate (excluding the incurrence of any SPAC Expenses) other than pursuant to the terms of a Contract (A) in existence as of the date of this Agreement and disclosed to Ripple (including in the SEC Reports) or (B) entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period;

(xvi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xviii) authorize or agree to do any of the foregoing actions.

8.4 Annual and Interim Financial Statements.

(a) As promptly as practicable after the date of this Agreement but in no event later than sixty days after the date of this Agreement, the Company shall deliver to SPAC and Ripple, the audited or reviewed financial statements of the Company and Pubco (including, in each case, any related notes thereto), that are required for the initial filing of the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder. Such financial statements shall fairly present the financial position and results of operations of the Company and Pubco, as applicable, as of the dates or for the periods indicated, in accordance with GAAP. The financial statements, if required to be audited, shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor.

(b) During the Interim Period, as soon as reasonably practicable following the end of each three-month quarterly period of each fiscal year (other than the last three-month period), and in any event no later than forty-five days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, the Company and Pubco shall deliver to SPAC and Ripple the unaudited consolidated financial statements of the Company and Pubco, as applicable, consisting of the consolidated balance sheet of the Company and Pubco, as applicable as of the end of such three-month period (and most recent year end), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the year to date period of such fiscal year for such fiscal quarter (subject to normal and recurring year-end adjustments and the absence of footnotes).

(c) During the Interim Period, as soon as reasonably practicable following the end of each fiscal year, and in any event no later than ninety days thereafter, and to the extent required for the Registration Statement pursuant to the Securities Act and the rules and regulations promulgated thereunder, the Company and Pubco shall deliver to SPAC and Ripple the audited consolidated financial statements of the Company and Pubco, consisting of the consolidated audited balance sheet of the Company or Pubco, as applicable, as of the end of such fiscal year (and prior fiscal year), and the related audited consolidated income statement, changes in shareholder equity and statement of cash flows for the fiscal year then ended (and prior two fiscal years or such shorter period as the Company has been in existence). Such audited financial statements shall be audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor and shall fairly present the financial position and results of operations of the Company and Pubco, as applicable, as of the dates and for the periods indicated, in accordance with GAAP.

8.5 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of the public filings required to be filed by it with the SEC under the Exchange Act and the Securities Act and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the SPAC Units, SPAC Class A Shares and SPAC Public Warrants on Nasdaq; provided that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the shares of Pubco Class A Common Stock and Pubco Warrants.

8.6 Exclusivity.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company, Pubco, the Merger Subs, Ripple and their respective Affiliates, a transaction (other than the Transactions contemplated by this Agreement and any Ancillary Document) concerning the sale of all or substantially all of the business or assets of Pubco and its Subsidiaries, taken as a whole, whether such transaction takes the form of a sale of the shares or other equity interests in Pubco or the Company, assets, merger, consolidation, issuance of debt securities, joint venture or partnership, or otherwise, and (B) with respect to SPAC and its Affiliates, a transaction (other than the Transactions contemplated by this Agreement) concerning a Business Combination of, by or involving SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of Pubco and SPAC, directly or indirectly, (i) solicit, knowingly assist, initiate, continue or knowingly facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that is intended or could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 24 hours) orally and in writing of the receipt by such Party or any of its Representatives (or with respect to the Company, Pubco) of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting, or that could reasonably be expected to result in, any Acquisition Proposal and (ii) any request for non-public information relating to such Party or its Affiliates (or with respect to Ripple, Pubco), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information, subject to applicable confidentiality restrictions. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding an Acquisition Proposal by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning such Acquisition Proposal.

8.7 No Trading. Each of the Company, Pubco, the Merger Subs and Ripple acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, Pubco, the Merger Subs and Ripple each hereby agree that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than pursuant to the Transactions), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8 Section 754 Election. To the extent the Company is a partnership for U.S. federal income tax purposes immediately after the Closing, the Company shall have an effective election under Section 754 of the Code in effect for the taxable year that includes the Closing Date.

8.9 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect to the extent such failure would result in the failure of a closing condition to be satisfied; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority or Nasdaq) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority or Nasdaq in connection with the Transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. Any Party’s good faith failure to comply with this Section 8.9 shall not be deemed to be a breach hereunder.

8.10 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions contemplated by this Agreement (including the receipt of all applicable Consents of, or termination of all applicable waiting periods by, Governmental Authorities) and to comply as promptly as practicable with all requirements or conditions of Governmental Authorities applicable to the Transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 8.10(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the Transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws where applicable. The Parties agree to use their reasonable best efforts to make all required filings under Antitrust Laws no later than thirty Business Days after the date hereof. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions contemplated hereby, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to prepare and file with Governmental Authorities requests for approval of the Transactions contemplated by this Agreement and shall use all reasonable best efforts to have such Governmental Authorities approve the Transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives (or, with respect to the Company, Ripple) receives any notice from such Governmental Authorities in connection with the Transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions contemplated by this Agreement and the Ancillary

Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each of SPAC, Pubco, the Company and the Merger Subs and their respective Affiliates shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the Transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the Transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 8.10 or any other provision of this Agreement shall require Ripple or any of its Affiliates to take or agree to take, or to refrain from taking, any action contemplated by this Section 8.10, other than with respect to its ownership of any of Pubco, the Company or the Merger Subs; provided, however, that nothing in this Section 8.10(e) shall qualify or limit in any respect the obligations of Ripple to (and to cause its Affiliates to) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as otherwise required by Sections 8.10(b) or 8.10(c).

8.11 Further Assurances. The Parties shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions contemplated by this Agreement as soon as reasonably practicable, including (a) executing and delivering any additional instruments and documents reasonably necessary, (b) obtaining all reasonably necessary internal approvals and (c) preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.12 The Registration Statement.

(a) Following the date of this Agreement, Pubco shall prepare with the reasonable assistance of SPAC and the other Parties and, as promptly as practicable after completion of the Company’s audited financial statements described in Section 8.4(a), file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein as a prospectus, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Pubco Stock to be issued under this Agreement, which Registration Statement will also contain a notice of meeting and proxy statement of SPAC (as amended, the “Proxy Statement”) for the purpose of calling the Extraordinary General Meeting and soliciting proxies from SPAC’s shareholders for the matters to be acted upon and/or approved at the Extraordinary General Meeting and providing eligible Public Shareholders an opportunity in accordance with the SPAC Memorandum and Articles and the IPO Prospectus to have their SPAC Class A Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC’s shareholders to vote, at an extraordinary general meeting of SPAC’s shareholders to be called and held for such purpose (including any postponement or adjournment thereof, the “Extraordinary General Meeting”), in favor of resolutions approving (i) as an

Ordinary Resolution (as defined in and passed in accordance with the SPAC Memorandum and Articles) (an “Ordinary Resolution”), the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) as a Special Resolution (as defined in and passed in accordance with the SPAC Memorandum and Articles) (a “Special Resolution”), the approval of the SPAC Merger and authorization of SPAC’s entry into the SPAC Plan of Merger, (iii) as a Special Resolution, the SPAC Domestication, the Plan of Domestication and the SPAC Certificate of Incorporation and (iv) as an Ordinary Resolution (or if required by applicable Law or the SPAC Memorandum and Articles, as a Special Resolution) the adoption and approval of such other matters as the Company, Pubco and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) through (iv), collectively, the “SPAC Shareholder Approval Matters”), and (v) as an Ordinary Resolution, the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of SPAC, in each case in accordance with the SPAC Memorandum and Articles, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. If, on the date for which the Extraordinary General Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required Shareholder Approval, whether or not a quorum is present, SPAC may make no more than three successive postponements or adjournments of the Extraordinary General Meeting (for a period of up to ten Business Days each) only in accordance with Section 8.12(e). In connection with the Registration Statement, SPAC and Pubco will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the SPAC Memorandum and Articles, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. SPAC and Pubco shall cooperate and provide Ripple (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company and Ripple shall provide SPAC and Pubco with such information concerning the Company, Ripple and their respective shareholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be reasonably required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company and Ripple shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) SPAC and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the SPAC Memorandum and Articles, the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Extraordinary General Meeting and the Redemption. Each of SPAC, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Pubco, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC Memorandum and Articles; provided that Pubco shall not amend or supplement the Registration Statement without the prior written consent of SPAC, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) SPAC and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and its staff and become effective.

SPAC and Pubco shall provide Ripple with copies of any written comments, and shall inform Ripple of any material oral comments, that SPAC, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Extraordinary General Meeting and the Redemption promptly after the receipt of such comments and shall give Ripple and its Representatives a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, including to the extent possible, participation by Ripple or its counsel in discussions with the SEC or its staff.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC or its staff and becoming effective, SPAC shall set a record date for the Extraordinary General Meeting and distribute the Registration Statement to SPAC’s shareholders and, pursuant thereto, shall call and convene the Extraordinary General Meeting for a date that is mutually acceptable to Pubco and SPAC and that complies with the SPAC Memorandum and Articles. SPAC shall, through the SPAC Board, subject to Section 8.12(d)(ii) recommend to SPAC’s shareholders the approval of the SPAC Shareholder Approval Matters and include such recommendation in the Proxy Statement, with such changes as may be mutually agreed by the Parties.

(i) Subject to Section 8.12(d)(ii), the SPAC Board shall not change, withdraw, withhold, qualify or modify its recommendation to SPAC’s shareholders that they vote in favor of the SPAC Shareholder Approval Matters (a “Modification in Recommendation”).

(ii) Notwithstanding anything to the contrary contained in this Agreement, the SPAC Board may, at any time prior to, but not after, obtaining the Required Shareholder Approval, make a Modification in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the SPAC Board determines in good faith, based on the advice of its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the SPAC Board under applicable Law; provided that: (A) Ripple shall have received written notice from SPAC of SPAC’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by SPAC (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail (including the facts and circumstances providing the basis for the determination by the SPAC Board to effect such Intervening Event Change in Recommendation), (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, SPAC and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the SPAC Board to proceed with its recommendation in favor of the SPAC Shareholder Approval Matters and not make such Intervening Event Change in Recommendation, (C) SPAC and its Representatives shall have provided to the Company and its Representatives all applicable information with respect to such Intervening Event reasonably requested by the Company to permit the Company to propose revisions to the terms of this Agreement and (D) if the Company requested negotiations in accordance with the foregoing sub-clause (B), the SPAC Board may make an Intervening Event Change in Recommendation only if the SPAC Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the Intervening Event Notice Period, offered in writing in a manner that would form a binding contract if accepted by SPAC (and the other applicable Parties), continues to determine in good faith, based on the advice of outside counsel, that failure to make an Intervening Event Change in Recommendation would be a breach of the fiduciary duties of the SPAC Board under applicable Law. An “Intervening Event” shall mean any material and negative event after the date of this Agreement that (i) was not known and was not reasonably foreseeable to the SPAC Board as of the date of this Agreement (or the consequences or magnitude of which were not reasonably foreseeable to the SPAC Board as of the date of this Agreement), which becomes known to the SPAC Board prior to the Extraordinary General Meeting, and (ii) does not relate to and excludes, whether alone or in combination, (A) any Acquisition Proposal or Alternative Transaction (in each case, solely with respect to SPAC), (B) the Transactions or this Agreement or any Ancillary Document (or any actions taken pursuant to this Agreement or any Ancillary Document, including obtaining all Consents required to be obtained from any Governmental Authority or any other Person), (C) any change in the price or trading volume of SPAC Class A Ordinary Shares, (D) any Action filed or threatened against SPAC or any member of the SPAC Board arising out of or related to the Transactions by any Person and (E) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Material Adverse Effect with respect to the Company has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iii) and (iv) of the definition thereof. For the avoidance of doubt, (x) an Intervening Event Change in Recommendation shall constitute a Modification in Recommendation and (y) in the event that the SPAC Board does not make an Intervening Event Change in Recommendation, the SPAC Board, in furtherance of its fiduciary duties, shall still be permitted to advise SPAC Shareholders of their right to redeem in the Redemption.

(iii) Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of SPAC and/or the SPAC Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or to make a recommendation, shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Intervening Event Change in Recommendation), and in the event a filing and/or notice for a meeting was made prior to the Intervening Event Notice Period, SPAC shall be permitted to postpone or adjourn such meeting and to amend such filing as necessary in order to provide sufficient time for the SPAC Shareholders to consider any revised recommendation.

(iv) To the fullest extent permitted by applicable Law, (x) SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any Modification in Recommendation, (y) SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting and submit the SPAC Shareholder Approval Matters for approval by the SPAC Shareholders and (z) SPAC agrees that if the Required Shareholder Approval shall not have been obtained at any such Extraordinary General Meeting, then SPAC shall promptly continue to take all such reasonably necessary actions, including the actions required by this Section 8.12, and hold additional Extraordinary General Meetings in order to obtain the Required Shareholder Approval.

(e) SPAC shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC Memorandum and Articles and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the setting of the record date for, and the calling and holding of, the Extraordinary General Meeting and the Redemption.

8.13 Public Announcements.

(a) The Parties agree that during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC and Pubco, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance; provided that nothing shall prevent the Parties from issuing any press releases or making any public announcements about the Transactions containing information that has already been made public by the Parties.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a Current Report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which Ripple shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with Ripple reviewing, commenting upon and approving such Signing Filing in any event no later than the third Business Day after the execution of this Agreement); provided that SPAC provides Ripple with a reasonable period of time to complete such review, comment and approval prior thereto. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a Current Report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Sponsor and Ripple shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 8.13 shall prevent SPAC, Pubco, the Company or Ripple from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Parties in accordance with this Section 8.13.

8.14 Confidential Information.

(a) The Parties (other than SPAC) hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, they shall, and shall cause their respective Representatives to, treat and hold in strict confidence any SPAC Confidential Information pursuant to the terms of the MNDA, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent or as permitted under the MNDA.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, it shall, and shall cause its Representatives to, treat and hold in strict confidence any Company Confidential Information pursuant to the terms of the MNDA, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without Pubco’s prior written consent or as permitted under the MNDA.

8.15 Post-Closing Pubco Board of Directors and Officers.

(a) The Parties shall take all necessary action so that, effective as of the Closing, (i) Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of (x) one director designated by SPAC that is reasonably acceptable to Pubco and (y) the persons listed in Schedule 8.15(a) of the Company Disclosure Schedules under the heading “Directors” or such other persons as are designated by Ripple, at least two of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) the persons listed in Schedule 8.15(a) of the Company Disclosure Schedules under the heading “Officers” or such other persons as are designated by Ripple (the “Post-Closing Pubco Officers”), are elected or appointed, as applicable, to such positions of officers of Pubco, to serve in such positions, in each case until successors are duly appointed and qualified in accordance with the Pubco A&R Organizational Documents and applicable Law.

(b) At the Closing, Pubco will provide each member of the Post-Closing Pubco Board and each Post-Closing Pubco Officer with a customary indemnification agreement.

8.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC, the Company, Pubco or the Merger Subs (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, the Company, Pubco or the Merger Subs, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. Pubco further agrees that it shall uphold all rights and obligations contained in the indemnification agreements of the former director and officers of SPAC. For a period of six years after the Company Merger Effective Time, Pubco shall cause the Organizational Documents of Pubco, the Company Surviving Subsidiary and the SPAC Surviving Subsidiary to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of SPAC, the Company, Pubco and the Merger Subs, to the extent permitted by applicable Law. In addition, from and after the Closing, Pubco shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each of the D&O Indemnified Persons from, against and in respect of any and all costs, expenses (including reasonable expenses of investigation and court costs and attorneys’ fees and expenses), judgments, fines, losses, penalties, claims, amounts paid in settlement, damages or Liabilities paid, suffered, incurred by, or imposed upon any such D&O Indemnified Person that are based upon, arise out of, result from, or are in connection with, in whole or in part, directly or indirectly any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) any action or omission in such D&O Indemnified Person’s capacity as a director or officer of SPAC, the Company, Pubco or the Merger Subs, occurring or alleged to have occurred at or prior to the Company Merger Effective Time, whether asserted or claimed prior to, at or after the Company Merger Effective Time, provided, that, Pubco shall only be responsible for such amounts and liabilities from and after the Company Merger Effective Time and (ii) any shareholder Action relating to the SPAC Board’s failure to make a Modification in Recommendation. The provisions of this Section 8.16(a) shall survive the Closing indefinitely and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives. The provisions of this Section 8.16(a) shall be binding, jointly and severally, on Pubco and all its successors and assigns. In the event that Pubco or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Pubco shall ensure that proper provision shall be made so that the successors and assigns of Pubco shall succeed to the obligations set forth in this Section 8.16(a).

(b) Prior to the SPAC Merger Effective Time, SPAC shall obtain and Pubco shall fully pay the premium for a “tail” insurance policy under SPAC’s existing insurance policy for the benefit of SPAC’s directors and officers and the Sponsor (to the extent covered under SPAC’s existing insurance policy) that provides coverage for up to a six-year period from and after the SPAC Merger Effective Time for events occurring prior to the SPAC Merger Effective Time (the “D&O Tail Insurance”), on terms substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing coverage (or, if substantially equivalent insurance coverage is unavailable, the best available coverage), except that in no event shall Pubco be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium currently payable by SPAC with respect to such current policy; provided that if the annual premium of such insurance coverage exceeds such amount, SPAC shall be obligated to obtain a “tail” insurance policy with the greatest coverage available for a cost not exceeding such amount from insurance carriers with the same or better credit rating as SPAC’s current insurance provider; provided further that if Pubco can obtain a “tail” insurance policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by SPAC, then Pubco may obtain such policy effective as of the SPAC Merger Effective Time, in which case SPAC shall not obtain any such policy. Pubco and its Subsidiaries shall, for a period of six years after the SPAC Merger Effective Time, maintain the D&O Tail Insurance in effect and shall continue to honor the obligations thereunder and timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance after the Closing.

8.17 Use of Proceeds.

(a) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC shall (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) cause the Trustee to, and the Trustee shall thereupon be obligated to, (x) pay as and when due all amounts payable to former SPAC shareholders pursuant to the Redemption and (y) pay all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account in accordance with Section 8.17(b).

(b) The Parties agree that, at the Closing, upon satisfaction or waiver of the conditions set forth in Article IX, the funds in the Trust Account (after taking into account payments for the Redemption) and the net cash proceeds of the Advanced Funding and the Delayed Funding shall be used to pay or reimburse (i) the Expenses pursuant to and in accordance with Section 12.5 and (ii) any premiums for the D&O Tail Insurance. Any remaining cash in the Trust Account and the net cash proceeds of the Advanced Funding and the Delayed Funding shall be disbursed to the Company or Pubco for use in Pubco’s operation of its business after the Closing Date, including working capital, holding or acquiring XRP and general corporate purposes.

8.18 Listing Cooperation. Each Party shall reasonably cooperate with Pubco to cause the shares of Pubco Class A Common Stock and Pubco Warrants to be issued in connection with the Mergers to be approved for listing on Nasdaq as of the Closing Date.

8.19 Contribution. Ripple and the Company shall complete the Contribution on the terms and subject to the conditions set forth in the Contribution Agreement and shall use their reasonable best efforts to complete the Contribution within four Business Days of the date hereof. The Company shall not amend or waive any of its rights under the Contribution Agreement without the written consent of SPAC.

8.20 Delisting and Deregistration. The Parties shall take all actions necessary to cause the SPAC Units, SPAC Class A Shares and SPAC Public Warrants to be delisted from Nasdaq as of the Closing Date and to terminate the SPAC’s registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act as soon as possible following the Closing Date.

8.21 Pubco A&R Organizational Documents. At or prior to the Closing, Pubco shall amend and restate the Pubco Organizational Documents (the “Pubco A&R Organizational Documents”) so that the articles of incorporation of Pubco are substantially in the form attached hereto as Exhibit O (the “Form of Articles of Incorporation of Pubco”) and the bylaws of Pubco are on such terms that are satisfactory to the Company and SPAC, each acting reasonably.

8.22 Amendment and Restatement of Sponsor Registration Rights Agreement. SPAC, Pubco and Ripple shall amend and restate the Sponsor Registration Rights Agreement, effective as of the Closing, substantially in the form of the Amended and Restated Registration Rights Agreement.

8.23 XRP Investments. SPAC, Pubco and the Company shall use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the XRP Subscription Agreements on the terms and conditions described therein, including maintaining in effect the XRP Subscription Agreements, and exercising its right to specifically enforce the XRP Subscription Agreements pursuant to the terms thereof.

8.24 Additional Permitted Financings.

(a) SPAC, the Company and Pubco shall be permitted to negotiate and enter into Additional Permitted Financings. Notwithstanding the foregoing, it is hereby understood and agreed that the decision to negotiate any Additional Permitted Financing from any potential alternative sources of financing and the terms of any such Additional Permitted Financing and the instruments governing such Additional Permitted Financings shall be subject to the prior written consent of each of SPAC, Pubco and the Company (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), and none of the foregoing actions shall be taken, and no Additional Permitted Financings shall be entered into, without such prior written consent.

(b) To the extent that any Additional Permitted Financings shall have been expressly consented to by SPAC, Pubco and the Company and entered into in accordance with the terms of Section 8.24(a):

(i) as of the date of entering into such Additional Permitted Financings, the Parties that are party to such Additional Permitted Financings will deliver to the other Parties to this Agreement true, correct and complete copies of each of the fully executed instruments governing such Additional Permitted Financings; and

(ii) no Party shall enter into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the instruments governing such Additional Permitted Financings or the Transactions other than as expressly set forth in this Agreement, the instruments governing such Additional Permitted Financings or any other agreement entered into (or to be entered into) in connection with the Transactions with the prior written consent of SPAC, Pubco and the Company.

8.25 Purchased XRP.

(a) Within ten Business Days after the funding of the Advanced Funding, Pubco shall use its reasonable best efforts to purchase, or cause to be purchased, a number of XRP (the “Purchased XRP”) equal to the gross cash proceeds from the Advanced Funding minus any and all reasonable and customary fees, commissions, or other charges (including network gas fees and exchange trading fees) incurred by Pubco or its designated agent in connection with the purchase of XRP on an arms’ length basis through a recognized digital asset exchange or broker.

(b) Upon each purchase of the Purchased XRP, such Purchased XRP shall be placed into a digital wallet held or operated by or on behalf of Pubco, or otherwise in the name of Pubco (the “Pubco Digital Wallets”), and (i) Pubco shall use its reasonable best efforts to ensure neither such Purchased XRP nor such Pubco Digital Wallet shall be subject to any Liens (other than Permitted Liens), (ii) Pubco shall take reasonable best steps to protect the Pubco Digital Wallet and the Purchased XRP, (iii) Pubco shall not sell or transfer the Purchased XRP or the Pubco Digital Wallets and (iv) subject to the other limitations in this Section 8.25(b) Pubco shall use its reasonable best efforts to have the exclusive ability to control the Pubco Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means. Following such purchase, SPAC shall file a Current Report on Form 8-K providing information about the purchase of the Purchased XRP.

8.26 Employee Matters. Prior to the consummation of the Mergers, Pubco shall approve and adopt (i) the Equity Plan and (ii) the ESPP, subject to the terms and conditions set forth in this Section 8.26.

(a) The number of shares of Pubco Class A Common Stock initially reserved for issuance under the Equity Plan shall be equal to 10% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the Equity Plan shall include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 5% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Post-Closing Pubco Board or a duly authorized committee of the Post-Closing Pubco Board in its discretion. The share limits set forth in this Section 8.26(a) shall be subject to adjustment in connection with changes in capitalization or similar events as set forth in Section 5(c) of the Equity Plan.

(b) The number of shares of Pubco Class A Common Stock initially reserved for issuance under the ESPP shall be equal to 2% of the total number of shares of Pubco Class A Common Stock outstanding as of the Closing (as determined on a fully-diluted basis) and the ESPP shall include an automatic annual increase to such share reserve, beginning with the first fiscal year of Pubco following the year in which the Closing occurs and ending with the fiscal year of Pubco that is nine (9) years thereafter, equal to the lesser of (x) 1% of the total number of shares of all classes of Pubco common stock outstanding on the last day of the immediately preceding fiscal year of Pubco or (y) a lesser number of shares of Pubco Class A Common Stock determined by the Post-Closing Pubco Board or a duly authorized committee of the Post-Closing Pubco Board in its discretion. The share limits set forth in this Section 8.26(b) shall be subject to adjustment in connection with changes in capitalization or similar events as set forth in Section 17 of the ESPP.

8.27 Tax Matters.

(a) Each Party hereto shall reasonably promptly notify the other Party, in each case if such Party becomes aware of any fact or circumstance that would reasonably be likely to prevent any Transaction from qualifying in whole or part for the Intended Tax Treatment. Without limiting or requiring any waiver of the rights and obligations of the Parties set forth in this Agreement and the Ancillary Documents, each Party shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Each Party shall not take (and shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), which such action would reasonably be expected to prevent or impede the Transactions from qualifying in whole or part for the Intended Tax Treatment. Without limiting the foregoing, Pubco shall not cause or permit the SPAC Surviving Subsidiary to be liquidated, dissolved or wound down (or deemed to be such for U.S. federal income tax purposes) in connection with the Transactions.

(b) Each Party shall use its reasonable best efforts to cause its officers to deliver to the relevant tax counsel of a Party customary tax representation letters with respect to the qualification of the Transactions as the Intended Tax Treatment and customary related matters, in form and substance reasonably satisfactory to such tax counsel, at such time (or times) as such tax counsel shall reasonably request, which may include (i) the date of the declaration of effectiveness of the Registration Statement by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement, (iii) at Closing and (iv) on such other dates as determined reasonably necessary or appropriate by such tax counsel. Each Party shall also use its reasonable best efforts to provide such other information as reasonably requested by the tax counsels for purposes of rendering any opinion with respect to the qualification of the Transactions as the Intended Tax Treatment and customary related matters.

(c) Following the Closing Date, Pubco shall reasonably cooperate with Persons that were stockholders or warrant holders of the SPAC prior to the Closing Date to use reasonable best efforts to make available to any such Person who so requests information reasonably necessary for such Person (or its direct or indirect owners) to compute any income or gain arising, and otherwise comply with Tax reporting obligations arising, to the extent such information is reasonable accessible to Pubco or its Subsidiaries: (i) as a result of the SPAC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code at any time prior to the Closing or (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated under Section 367(b) of the Code as a result of the Transactions. Without limiting the generality of the foregoing, such cooperation shall include timely: (A) publicly posting a PFIC Annual Information Statement to enable such Person to make a “Qualifying Electing Fund” election under Section 1295 of the Code; (B) at the written request of such a Person, providing information to enable the applicable Person to report its allocable share of income under Sections 951 and 951A of the Code; and (C) at the written request of such a Person, providing information to enable the applicable Person to make an election under Treasury Regulations Section 1.367(b)-3(c)(3).

8.28 Tax Receivable Agreement. The Company, Pubco, Ripple, and certain Ripple Affiliate Investors shall enter into the Tax Receivable Agreement effective as of the Closing.

8.29 Post-Closing Contribution. Immediately after the Closing, Pubco, the SPAC Surviving Subsidiary and the Company Surviving Subsidiary shall complete the Post-Closing Contribution.

ARTICLE IX

CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall be subject to the satisfaction or written waiver (where permissible) by Ripple and SPAC of the following conditions:

(a) Required Shareholder Approval. The SPAC Shareholder Approval Matters that are submitted to the vote of the shareholders of SPAC at the Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of SPAC at the Extraordinary General Meeting (the “Required Shareholder Approval”).

(b) HSR Act. Any required waiting periods (including any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have terminated or expired.

(c) No Law or Order. No Governmental Authority of competent authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall be in effect.

(e) Exchange Listing. The shares of Pubco Class A Common Stock and Pubco Warrants shall have been approved for clearing through DTC (subject to DTC’s customary eligibility criteria) and approved for listing on Nasdaq, the New York Stock Exchange or another national exchange reasonably acceptable to Pubco, SPAC and Ripple, subject only to notice of issuance.

(f) SPAC Assets. SPAC Tangible Net Assets shall equal or exceed $5,000,001 as of the Closing Date.

9.2 Conditions to Obligations of the Company, Pubco, the Merger Subs and Ripple. In addition to the conditions specified in Section 9.1, the obligations of the Company, Pubco, the Merger Subs and Ripple to consummate the Transactions are subject to the satisfaction or written waiver by Ripple of the following conditions:

(a) Representations and Warranties.

(i) The SPAC Fundamental Representations (other than Section 4.5(a) and Section 4.5(b)) shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those SPAC Fundamental Representations that address matters only as of a particular date (which SPAC Fundamental Representations shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of SPAC contained in Section 4.5(a) and Section 4.5(b) shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of SPAC contained in this Agreement (other than the SPAC Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (y) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, SPAC, taken as a whole.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing with respect to SPAC.

(d) Sponsor Support Agreement. Each of the covenants of Sponsor required under the Sponsor Support Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(e) SPAC Domestication. SPAC shall have completed the SPAC Domestication at least one Business Day prior to the Closing Date.

(f) XRP Funding at Closing. As of the Closing Date (i) the Advanced Funding Investors shall have contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Advanced Funding and (ii) the Delayed Funding Investors shall have contributed an amount of XRP at least equivalent to the amounts of XRP committed in the Delayed Funding.

(g) Available Transaction Cash. Available Transaction Cash as of the Closing Date shall equal or exceed the amount of cash committed by the Advanced Funding Investors and the Delayed Funding Investors pursuant to Advanced Funding Subscription Agreements and the Delayed Funding Subscription Agreements.

(h) Closing Deliverables. SPAC shall have delivered or caused to be delivered the certificates and other deliverables set forth in Section 3.3(a).

9.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 9.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver by SPAC of the following conditions:

(a) Representations and Warranties.

(i) The Company Fundamental Representations (other than Section 6.3(a)), Pubco and the Merger Subs Fundamental Representations (other than Section 5.5) and Ripple Fundamental Representations shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect) in all material respects on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for those Company Fundamental Representations, Pubco and the Merger Subs Fundamental Representations or Ripple Fundamental Representations that address matters only as of a particular date (which representations and warranties shall have been true and correct in all material respects as of such date).

(ii) The representations and warranties of the Company, Pubco and the Merger Subs contained in Section 6.3(a) and Section 5.5 shall be true and correct in all but de minimis respects as of the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct in all but de minimis respects as of such date).

(iii) Each of the representations and warranties of the Company, Pubco, the Merger Subs and Ripple (other than the Company Fundamental Representations, Pubco and the Merger Subs Fundamental Representations and Ripple Fundamental Representations) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (a) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date) and (b) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company, Pubco or Ripple.

(b) Agreements and Covenants. Each of the Company, Pubco, the Merger Subs and Ripple shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing with respect to Pubco or the Company.

(d) Completion of the Contribution. The Contribution shall have been completed in accordance with the terms of the Contribution Agreement.

(e) Closing Deliverables. Each of Pubco (and, as applicable, the Merger Subs), the Company and Ripple shall have delivered or caused to be delivered the certificates and other deliverables set forth in Sections 3.3(b), 3.3(c) and 3.3(d) respectively.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, Ripple, Pubco or the Merger Subs) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE X

TERMINATION AND EXPENSES

10.1 Termination. This Agreement may be terminated and the Transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC and Pubco;

(b) by written notice by SPAC or Pubco if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by the date that is one year from the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to Pubco, the Company, Ripple or the Merger Subs) of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or directly resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either SPAC or Pubco if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to Pubco, the Company, Ripple or the Merger Subs) to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by Pubco to SPAC, if (i) there has been a material breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty days after written notice of such breach or inaccuracy is provided to SPAC by Pubco or (B) five Business Days prior to the Outside Date; provided that Pubco shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time the Company, Pubco, the Merger Subs or Ripple is in material uncured breach of this Agreement;

(e) by written notice by Pubco to SPAC if there has been a Modification in Recommendation, which notice shall be delivered promptly and no later than thirty (30) calendar days after the occurrence of such Modification in Recommendation;

(f) by written notice by SPAC to Pubco, if (i) there has been a material breach by the Company, Pubco, the Merger Subs or Ripple of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) thirty days after written notice of such breach or inaccuracy is provided to Pubco by SPAC or (B) five Business Days prior to the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if at such time SPAC is in material uncured breach of this Agreement; or

(g) without prejudice to the SPAC’s obligations under Section 8.12(d), by written notice by either SPAC or Pubco to the other if the Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC shareholders have duly voted, and the Required Shareholder Approval was not obtained; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(g) to the extent the Sponsor (or any of its Permitted Transferees (as defined therein)) is in material uncured breach of its obligations under Section 1 or Section 2 of the Sponsor Support Agreement.

10.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.13, 8.14, 11.1, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1). Without limiting the foregoing, and except as provided in Section 12.5 and this Section 10.2 (but subject to Section 11.1, and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 12.7), the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the Transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 10.1.

ARTICLE XI

WAIVERS AND RELEASES

11.1 Waiver of Claims Against Trust. The Company, Pubco, the Merger Subs and Ripple each hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the holders of the SPAC Class A Shares issued and sold as part of the SPAC Units in the IPO (the “Public Shareholders” and the “Public Shares”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to eligible Public Shareholders in the event they elect to redeem their SPAC Class A Shares (i) in connection with the consummation of its initial Business Combination or (ii) in connection with an amendment to the SPAC Memorandum and Articles to modify the substance or timing of SPAC’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if SPAC has not consummated a Business Combination within the Completion Window (as defined in the SPAC Memorandum and Articles) or with respect to any other material provisions relating to (x) the rights of holders of SPAC Class A Shares or (y) pre-initial Business Combination activity, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within the Completion Window (as defined in the SPAC Memorandum and Articles), subject to deduction of up to $100,000 of interest to pay dissolution expenses, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any income taxes, and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, Pubco, the Merger Subs and Ripple hereby agree on behalf of themselves and their Affiliates, notwithstanding anything to the contrary in this Agreement, that none of the Company, Pubco, the Merger Subs, Ripple nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, Pubco, the Merger Subs and Ripple on behalf of themselves and their respective Affiliates hereby irrevocably waive any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements hereunder and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). The Company, Pubco, the Merger Subs and Ripple each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and the Company, Pubco, the Merger Subs and Ripple each further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, Pubco, either Merger Sub, Ripple or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against the Trust Account, each such Party hereby acknowledge and agree that such Party’s and its Affiliates’ sole remedy with respect to monetary relief shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalf or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 11.1 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company, Pubco, the Merger Subs and Ripple to (i) bring any action or actions for specific performance, injunctive or other equitable relief or (ii) bring or seek a claim for damages against SPAC, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account). This Section 11.1 shall survive termination of this Agreement for any reason.

11.2 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, Ripple, on behalf of itself and its Affiliates that owns any share or other equity interest in or of Ripple (the “Releasing Persons”), hereby releases and discharges the Company, SPAC, Pubco and the Merger Subs from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against such Parties arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against any of the Parties or their respective Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any Party pursuant to this Agreement or any party to an Ancillary Document.

ARTICLE XII

MISCELLANEOUS

12.1 Survival. Except as otherwise contemplated by Section 10.2, (a) the representations and warranties of the Parties contained in this Agreement (other than those representations and warranties set forth in Sections 4.19, 5.11, 6.15 and 7.10 or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement) shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against any of the Parties or their respective Representatives with respect thereto and (b) the covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), including, for the avoidance of doubt, Section 2.14, Section 8.16, Section 11.1 and this Article XII.

12.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email or other electronic means (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto) if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt, or else on the following Business Day, (c) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC, at or prior to the Closing, to:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

If to Ripple, to:

Ripple Labs Inc.

600 Battery Street

San Francisco, CA 94111

Attn: Eric Jeck

Email: ejeck@ripple.com

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Derek Dostal; Evan Rosen; Dan Gibbons

Email: derek.dostal@davispolk.com; evan.rosen@davispolk.com; dan.gibbons@davispolk.com

If to Pubco, the Company or the Merger Subs at, prior to or after the Closing or to SPAC, after the Closing, to:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attn: Asheesh Birla

Email: asheesh@evernorth.xyz

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Derek Dostal; Evan Rosen; Dan Gibbons

Email: derek.dostal@davispolk.com; evan.rosen@davispolk.com; dan.gibbons@davispolk.com

12.3 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Other than with respect to the Mergers, this Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of SPAC (in the case of Pubco, the Company, the Merger Subs or Ripple) or Pubco (in the case of SPAC), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.4 Third Parties. Nothing contained in this Agreement or in any Ancillary Document shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or party thereto or a successor or permitted assign of such a Party; provided, however, that (a) in the event that the Closing occurs, the D&O Indemnified Persons are intended third-party beneficiaries of Section 8.16(a) and (b) the past, present or future directors, officers, agents, employees, equityholders or other Representatives, Affiliates, successors or assignees of any Party, are intended third-party beneficiaries of, and may enforce, Section 12.1 and Section 12.14.

12.5 Fees and Expenses.

(a) Subject to Section 11.1, all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the Party incurring such Expenses; provided that, if the Closing shall occur, Pubco shall reimburse or pay or cause to be reimbursed or paid, at or promptly following Closing, by wire transfer of immediately available funds, all Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by Pubco pursuant to this Section 12.5 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account. If Pubco does not have sufficient cash to pay all Expenses, Pubco will cause the Company to sell XRP to generate cash to pay the Expenses.

(b) Notwithstanding the terms of Section 12.5(a), regardless of whether the Closing occurs, each of the Company and SPAC shall equally bear any and all fees, costs and expenses paid or payable by any Party or any of its Affiliates as a result of or in connection with or arising from, (i) filing the Registration Statement with the SEC, (ii) submitting to Nasdaq a listing application for the shares of Pubco Class A Common Stock (including any filing fees arising therefrom) and (iii) any filings required under Section 8.10 (including any filing fees payable to any Governmental Authority in connection therewith). Each of the Company and SPAC shall pay its respective 50% of any such costs or fees as and when such costs or fees arise.

12.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 12.6(a), this Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of Laws principles or rules thereof to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided that, for the avoidance of doubt, the statutory and fiduciary duties of the directors of SPAC and any matters relating to the internal affairs of SPAC prior to the SPAC Domestication, and the de-registration of the SPAC from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands pursuant to the SPAC Domestication, shall in each case be governed by the Laws of the Cayman Islands.

(b) Any Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each Party irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.6.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

12.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages would be inadequate and the non-breaching Parties would not have an adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.9 Amendment. Subject to the provisions of applicable Law, this Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SPAC, Pubco, the Merger Subs, the Company and Ripple.

12.10 Waiver. Each Party may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party, (b) waive any inaccuracy in the representations and warranties by any other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. For purposes of this Section 12.10, Pubco, the Company and Ripple shall be deemed to be Affiliated Parties.

12.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any Exhibits, Annexes and Schedules, which Exhibits, Annexes and Schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

12.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

12.13 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”) may have, prior to Closing, jointly represented SPAC and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC and its Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Wilson Sonsini will be permitted in the future, after Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to Pubco, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, Pubco, the Merger Subs and Ripple, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Wilson Sonsini’s future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Pubco, the Merger Subs, SPAC, the Company, Ripple or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Wilson Sonsini of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of Wilson Sonsini with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by Pubco or SPAC; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Davis Polk & Wardwell LLP (“Davis Polk”) may have, prior to Closing, jointly represented Pubco, the Merger Subs, the Company and Ripple in connection with this Agreement, the Ancillary Documents and the Transactions, and may have also represented Pubco, the Merger Subs, the Company, Ripple or their respective Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Davis Polk will be permitted in the future, after Closing, to represent Pubco, the Merger Subs, the Company and Ripple or their respective Affiliates in connection with matters in which such Persons are adverse to any other party to the Agreement, or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Ripple, Pubco, the Company and the Merger Subs shall be deemed the clients of Davis Polk with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong to each such respective party, shall be controlled thereby and shall not pass to or be claimed by any other party; provided, further, that nothing contained herein shall be deemed to be a waiver by any party or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

12.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that, no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party has caused this Business Combination Agreement to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name: Taryn Naidu
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

Pubco:

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

The Company:

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

SPAC Merger Sub:

EVERNORTH CORPORATE MERGER SUB INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

Company Merger Sub:

EVERNORTH COMPANY MERGER SUB LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

Ripple:

RIPPLE LABS INC.

By:	/s/ Eric Jeck
Name: Eric Jeck
Title: SVP, Business and Corporate Development

[Signature Page to Business Combination Agreement]

Exhibit 4.1

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025 (the “Effective Date”), is made and entered into by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Armada Acquisition Corp. II, a Delaware corporation (the “SPAC”), Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Sponsor”), Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), and Northland Securities, Inc. (“Northland”, and together with the SPAC, the Sponsor and CCM, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Business Combination Agreement entered into by and among the SPAC, Pubco, Evernorth Corporate Merger Sub Inc., Pathfinder Digital Assets LLC, Evernorth Company Merger Sub LLC and Ripple Labs Inc., a Delaware corporation, on or about the date hereof (as may be amended from time to time, the “Business Combination Agreement”).

WHEREAS, the SPAC, Armada Sponsor II, LLC, a Delaware limited liability company (the “Original Sponsor”), Northland and CCM entered into the Registration Rights Agreement dated May 20, 2025 (as amended, the “Prior Agreement”).

WHEREAS, on August 12, 2025, the SPAC entered into a Sponsor Securities Purchase Agreement (the “Purchase Agreement”) with the Original Sponsor and the Sponsor, pursuant to which the Original Sponsor agreed to sell to the Sponsor, and the Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 SPAC Class B Shares, 400,000 SPAC Class A Shares, and 200,000 private placement warrants of the SPAC for an aggregate purchase price of $6,600,000 (such transaction, the “New Sponsor Purchase”).

WHEREAS, on August 28, 2025, the New Sponsor Purchase was completed pursuant to the terms of the Purchase Agreement, and the Sponsor entered into a joinder to the Prior Agreement pursuant to which the Sponsor agreed, among other things, to join as a party to the Prior Agreement.

WHEREAS, the SPAC, the Sponsor and Pubco are parties to the Business Combination Agreement pursuant to which the parties thereto undertook certain transactions described in the Business Combination Agreement and agreed to take certain other actions, including the execution and delivery of this Agreement by the undersigned parties.

WHEREAS, the written consent of the SPAC and the Holders of at least a majority in interest of the Registrable Securities (as defined in the Prior Agreement) at the time in question, including Northland and CCM, is required to amend the Prior Agreement (the “Requisite Parties”).

WHEREAS, the undersigned Holders, constituting the Requisite Parties, desire to amend and restate the Prior Agreement in it is entirety and to accept the rights set forth herein in lieu of the rights provided pursuant to the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Prior Agreement is hereby amended and restated in its entirety, as of and contingent upon the closing of the Business Combination as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” has the meaning given in Section 5.11.

“Additional Holder Common Stock” has the meaning given in Section 5.11.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of Pubco or the Board, in each case, after consultation with counsel to Pubco, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) Pubco has a bona fide business purpose for not making such information public.

“Agreement” has the meaning given in the Preamble to this Agreement.

“Board” means the board of directors of Pubco.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Closing” has the meaning given in the Business Combination Agreement.

“Closing Date” has the meaning given in the Business Combination Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the shares of common stock, par value $0.001 per share, of Pubco; provided that from and after the Closing Date, Common Stock shall refer to, collectively, the Pubco Class A Common Stock, the Pubco Class B Common Stock and the Pubco Class C Common Stock, which shall have the terms set forth in the Business Combination Agreement.

“Demanding Holder” has the meaning given in Section 2.1.4.

“DTC” means the Depository Trust Company.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning given in Section 2.1.1.

“Form S-3 Shelf” has the meaning given in Section 2.1.1.

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“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Holder” and “Holders,” with respect to any Person, has the meaning given in the Preamble to this Agreement, in each case, for so long as such Person holds any Registrable Securities.

“Holder Information” has the meaning given in Section 4.1.2.

“In-Kind Distribution” has the meaning given in Section 5.14.

“Joinder” has the meaning given in Section 5.11.

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, order or consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lock-Up Agreement” has the meaning given in the Business Combination Agreement.

“Lock-Up Period” means the restricted period set forth in the applicable Lock-Up Agreement with respect to a Holder.

“LP Distribution” has the meaning given in Section 3.1.17.

“LP Distribution Notice” has the meaning given in Section 3.1.17.

“Maximum Number of Securities” has the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” has the meaning given in Section 2.1.4.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus or any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” has the meaning given in Section 2.4.1.

“Permitted Transferees” means persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to the Lock-Up Agreement.

“Person” an individual, corporation, company, exempted company, partnership (including a general partnership, exempted limited partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Piggyback Registration” has the meaning given in Section 2.2.1.

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“Prospectus” means the prospectus included in any Registration Statement, as supplemented by all prospectus supplements and as amended by all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pubco” has the meaning given in the Preamble to this Agreement and includes Pubco’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Pubco Warrant” has the meaning given in the Business Combination Agreement.

“Registrable Security” means (i) the Common Stock issued or issuable to a Holder as of the SPAC Merger Effective Time, (ii) the Common Stock issued or issuable upon exercise of any Pubco Warrant issued to a Holder as of the SPAC Merger Effective Time, (iii) any Common Stock issued or issuable upon the exercise of any other equity security of Pubco held by a Holder as of the date of the SPAC Merger Effective Time, and (iv) any other equity security of Pubco issued or issuable with respect to any securities referenced in clause (i), (ii), (iii), or (iv) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. Notwithstanding the foregoing, any Registrable Securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged to or with the public in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by Pubco and subsequent public distribution of such securities shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities may be sold without registration pursuant to Rule 144 with no volume or manner of sale restrictions or limitations; (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (f) such securities have otherwise ceased to be held by a Holder or such Holder’s successors and Permitted Transferees in accordance with Section 5.2. Notwithstanding the forgoing, if at any time Pubco fails to file any required reports under Section 13 or 15(d) of the Exchange Act with the Commission such that Pubco is not in compliance with Rule 144(c)(1) or Rule 144(i)(2), as applicable, and as a result a Holder is unable to sell Pubco securities that ceased to be Registrable Securities pursuant to clause (d) of the prior sentence without restriction under Rule 144, such Pubco securities shall continue to qualify as Registrable Securities.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the documented, out-of-pocket expenses in connection with a Registration incurred by Pubco, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock or Warrants are then listed;

(B) fees and expenses in connection with compliance with securities or blue sky laws (including reasonable and documented out-of-pocket fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

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(D) reasonable fees and disbursements of counsel for Pubco;

(E) reasonable fees and disbursements of all independent registered public accountants of Pubco incurred specifically in connection with such Registration; and

(F) reasonable and documented out-of-pocket fees and expenses of one (1) legal counsel selected by the majority in interest of Registrable Securities held by each of (i) the Demanding Holders in an Underwritten Offering or Other Coordinated Offering or (ii) the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” means any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including any Shelf, and, in each case, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to, and all material incorporated by reference in, such registration statement.

“Requesting Holders” has the meaning given in Section 2.1.5.

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 144 that may be promulgated by the Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act, as amended from time to time, or any similar successor rule to Rule 415 that may be promulgated by the Commission.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning given in the Recitals to this Agreement.

“SPAC Merger Effective Time” has the meaning given in the Business Combination Agreement.

“Subsequent Shelf Registration” has the meaning given in Section 2.1.2.

“Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, loan, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

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“Underwritten Offering” means a Registration in which securities of Pubco are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in Section 2.1.4.

“Warrants” means the Pubco Warrants (as defined in the Business Combination Agreement).

“Withdrawal Notice” has the meaning given in Section 2.1.6.

“Yearly Limit” has the meaning given in Section 2.1.4.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Pubco shall, subject to Section 3.4, submit or file with the Commission (at Pubco’s sole cost and expense) within 30 days of the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if Pubco is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) requested to be included therein on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after such filing, but no later than the earlier of (a) the 150th calendar day following the filing date (the “Initial Shelf Effectiveness Deadline”) if the Commission notifies Pubco that it will “review” the Registration Statement and (b) the tenth business day after the date Pubco is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review provided, further, that (i) if the Initial Shelf Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Initial Shelf Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Initial Shelf Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included in the Shelf pursuant to any method or combination of methods legally available to, and requested by, any Holder named in the Shelf. Notwithstanding the foregoing, Pubco’s obligations to include the Registrable Securities held by a Holder in such Shelf are contingent upon such Holder furnishing in writing to Pubco such information regarding the Holder, the securities of Pubco held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities at least five (5) Business Days in advance of any filing. Subject to Sections 2.1.3 and 3.4, Pubco shall maintain a Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named in such Shelf to sell their Registrable Securities included in such Shelf and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. If requested by a Holder, in the event Pubco files a Form S-1 Shelf, Pubco shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as reasonably practicable after Pubco is eligible to use Form S-3; provided, however, that Pubco shall not be obligated to effect any such Registration if the Holders of Registrable Securities, together with the Holders of any other equity securities of Pubco entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public expected by such Holders to be less than $10,000,000.

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2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, Pubco shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named in such Subsequent Shelf Registration. Notwithstanding the foregoing, Pubco’s obligations to include the Registrable Securities held by a Holder in such Subsequent Shelf Registration are contingent upon such Holder furnishing in writing to Pubco such information regarding the Holder, the securities of Pubco held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities at least three (3) Business Days in advance of any filing. If a Subsequent Shelf Registration is filed, Pubco shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing of the Subsequent Shelf Registration (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if Pubco is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named in such Subsequent Shelf Registration to sell their Registrable Securities included in such Subsequent Shelf Registration and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that Pubco is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 New Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, Pubco shall, upon the written request of one or more Holders holding, individually or collectively, at least 10% of the Registrable Securities, promptly use its commercially reasonable efforts to (a) cause the resale of such Registrable Securities to be covered by either, at Pubco’s option, any then-available Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration filed promptly after receipt of such request and (b) cause the same to become effective as soon as practicable after such filing, and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Agreement; provided, however, that Pubco shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for the Sponsor.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder (“Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”). Notwithstanding the foregoing, Pubco shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders in the aggregate, with a total offering price reasonably expected to exceed, in the aggregate, $30,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by written notice to Pubco at least ten (10) days prior to the public announcement of such Underwritten Shelf Takedown, specifying the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range of such Underwritten

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Shelf Takedown. Pubco shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder at least 24 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holders (including to those set forth herein). Subject to Section 2.4.4, Pubco, shall have the right to select the Underwriters for such Underwritten Shelf Takedown (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the Holders of at least a majority of the Registrable Securities to be sold in such Underwritten Shelf Takedown. Each Holder may demand Underwritten Shelf Takedowns pursuant to this Section 2.1.4 not more than two times in any 12-month period (the “Yearly Limit”). Notwithstanding anything to the contrary in this Agreement, Pubco may effect any Underwritten Offering pursuant to any then-effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises Pubco, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that Pubco desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then Pubco shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the Demanding Holders and the Requesting Holders; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities of Pubco that Pubco desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of Pubco held by other persons or entities that Pubco is obligated to register in a Registration pursuant to separate written contractual piggy-back registration rights that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, Pubco or the Underwriters may round the number of shares allocated to any Holder to the nearest 1,000 Registrable Securities.

2.1.6 Underwritten Shelf Takedown Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notice (a “Withdrawal Notice”) to Pubco and the Underwriter or Underwriters (if any). Notwithstanding the foregoing, any Demanding Holder may elect to have Pubco continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by all such electing Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4 and shall count toward the Yearly Limit,

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unless either (i) the Demanding Holder(s) making the withdrawal has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder(s) making the withdrawal reimburses Pubco for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown). Following the receipt of any Withdrawal Notice, Pubco shall promptly forward such Withdrawal Notice to any other Requesting Holders. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If Pubco or any Holder proposes to conduct a registered offering of, or if Pubco proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of Pubco (or by Pubco and by the stockholders of Pubco including, an Underwritten Shelf Takedown pursuant to Section 2.1), Pubco shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering. Such notice shall (A) describe, to the extent known at the time of such notice, the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) Business Days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, Pubco shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in such registered offering on the same terms and conditions as any similar securities of Pubco included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by Pubco. Notwithstanding the foregoing, no Piggyback Registration shall be required with respect to a Registration Statement (or any registered offering with respect to such Registration Statement) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to Pubco’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule to Rule 145 under the Securities Act), (iv) for an offering of securities other than or in addition to shares of Common Stock, (v) for a dividend reinvestment plan, or (vi) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4).

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises Pubco and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that Pubco or the Demanding Holders desire to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate

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written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to this Section 2.2 and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for Pubco’s account, Pubco shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then Pubco shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities or in such other proportions as shall mutually be agreed to among the requesting Holders; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that Pubco desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of such Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then Pubco shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notice to Pubco and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. Pubco (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), Pubco shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 and shall not count toward the Yearly Limit.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of Pubco (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock or other equity securities of Pubco (other than those included in such offering pursuant to this Agreement), without the prior written consent of Pubco, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the Underwriters managing the offering otherwise consent in writing. Each Holder shall only be subject to the restriction set forth in this Section 2.3 if the directors and officers of Pubco are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers. Additionally, Pubco shall use commercially reasonable efforts to ensure that the lock-up agreements required under this Section 2.3 shall provide that, if Pubco or the underwriters of such Underwritten Offering waive or shorten the lock-up period for any of Pubco’s officers or directors, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) Business Days following such waiver or modification, and (ii) such lock-up will be similarly waived or shortened for each such Holder to the extent that the lock-up period applicable to any such director or officer becomes shorter than that applicable to such Holder. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all other Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, (x) with a reasonably anticipated aggregate offering price of at least $60,000,000 or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify Pubco of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and Pubco shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering. Notwithstanding the foregoing, the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with Pubco and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

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2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a written withdrawal notice to Pubco, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, Pubco shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement or Pubco.

2.4.4 Pubco shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for any Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment bank) subject to the Demanding Holder’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed).

2.4.5 Subject to Section 2.4.6, each Holder may demand no more than two Block Trades and Other Coordinated Offerings pursuant to this Section 2.4 in any twelve-month period. Any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

2.4.6 Notwithstanding anything to the contrary in this Agreement, with respect to each Holder, in no event may the number of Block Trades or Other Coordinated Offerings demanded pursuant to this Section 2.4 plus the number of Underwritten Shelf Takedowns demanded pursuant to Section 2.1.4 exceed a total of two demands for such group in any twelve-month period.

2.5 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 and upon compliance by the Holder with the requirements of this Section 2.5, if requested by the Holder, Pubco shall use commercially reasonable efforts to cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within one (1) trading day of any such request from the Holder; provided that Pubco and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to Pubco and the Transfer Agent in connection therewith. Subject to receipt from the Holder by Pubco and the Transfer Agent of customary representations and other documentation reasonably acceptable to Pubco and the Transfer Agent in connection therewith, the Holder may request that Pubco remove any legend from the book entry position evidencing its Registrable Securities and Pubco will, if required by the Transfer Agent, use its commercially reasonable efforts cause an opinion of Pubco’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold pursuant to an effective registration statement or (ii) have been sold pursuant to Rule 144. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, Pubco shall, in accordance with the provisions of this section and within one (1) trading day of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. Pubco shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

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ARTICLE III

PUBCO PROCEDURES

3.1 General Procedures. In connection with any Shelf or Shelf Takedown, Pubco shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution of such Shelf or Shelf Takedown (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and Pubco shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority in interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by Pubco or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment of or supplement to such Registration Statement or Prospectus, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits to such Registration Statement and documents incorporated by reference in the Registration Statement), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that Pubco shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of Pubco and do all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that Pubco shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by Pubco are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose, in each case promptly after it receives notice or obtains knowledge of such order or proceeding, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three (3) calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy of such Registration Statement or Prospectus to each seller of such Registrable Securities and its counsel (excluding any exhibits to such Registration Statement or Prospectus and any filing made under the Exchange Act that is to be incorporated by reference in such Registration Statement or Prospectus);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent that is registered pursuant to a Registration Statement, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause Pubco’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representative, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to Pubco, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from Pubco’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by Pubco’s independent registered public accountants and Pubco’s counsel), in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter or placement agent or sales agent may reasonably request;

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3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing Pubco for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.13 in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to Pubco;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of Pubco’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4 involving gross proceeds in excess of $60,000,000, use its commercially reasonable efforts to make available senior executives of Pubco to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17 if a Holder (and/or any of their affiliates) seek to effectuate an in-kind distribution of all or part of their Registrable Securities to the Holder’s respective direct or indirect equity holders, Pubco will, subject to any applicable lock-ups or the insider trading policy of Pubco, work with the foregoing Person(s) to facilitate such in-kind distribution in the manner reasonably requested and consistent with Pubco’s obligations under the Securities Act. If any Holder determines to effect an in-kind distribution of its Registrable Securities to its limited partners (an “LP Distribution”), such Holder shall give at least ten but not more than 30 Business Days advance written notice to Pubco (with a copy thereof contemporaneously to any other Holder) (an “LP Distribution Notice”). If a non-initiating Holder also elects to effect such an LP Distribution, it shall notify Pubco and the Demanding Holder thereof within five business days after receipt of such LP Distribution Notice, and it shall be entitled to effect an LP Distribution at the same time as the initiating Holder that will result in such electing Holder distributing to its limited partners a pro rata percentage of its Pubco shares relative to the percentage of Pubco shares distributed to limited partners by the Demanding Holder. For the avoidance of doubt, this Section 3.1.17 shall not apply to an In-Kind Distribution of the Sponsor.

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3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, Pubco shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by Pubco. It is acknowledged by the Holders that the participating Holders in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder is including in the offering) and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by Pubco, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments of and supplements to such Registration Statement or Prospectus, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with Pubco’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide Pubco with its requested Holder Information, Pubco may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if Pubco determines, based on the advice of counsel, that such information is necessary or advisable to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering, Block Trade or Other Coordinated Offering for equity securities of Pubco pursuant to a Registration initiated by Pubco hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any arrangements approved by Pubco and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from Pubco that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that Pubco covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by Pubco that the use of the Registration Statement or Prospectus may be resumed.

3.4.2 If (i) the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require Pubco to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to Pubco for reasons beyond Pubco’s control or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to Pubco, and the majority of the Board concludes as a result that it is essential to

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defer such filing, initial effectiveness or continued use at such time, or (ii) the majority of the Board determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with any statement or communication that relates to changes to historical accounting policies of Company or the SPAC in connection with any order, directive, guideline, comment or recommendation from the Commission with respect to securities issued in, or other matters related to, the SPAC’s initial public offering, then Pubco may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by Pubco to be necessary for such purpose. In the event Pubco exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Registration Statement or Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from Pubco that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, if (i) during the period starting with the date 60 days prior to Pubco’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Pubco-initiated Registration, and provided that Pubco continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (ii) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and Pubco and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, Pubco may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by Pubco, in the aggregate, for not more than three (3) times in any 12-months period, and any delay or suspension shall last for no more than 90 consecutive calendar days or more than 120 total calendar days in each case, during any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, Pubco, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect of such filings and file within the applicable grace period) all reports required to be filed by Pubco after the Effective Date pursuant to Section 13(a) or 15(d) of the Exchange Act. Notwithstanding the foregoing, Pubco shall have no obligation to furnish any documents publicly filed or furnished with the Commission and publicly available on EDGAR, which shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. Pubco further covenants that it shall, at all times while it shall be a reporting company under the Exchange Act, take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including making available at all time information necessary to enable such Holder to company with Rule 144. Upon the reasonable request of any Holder, Pubco shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 Pubco agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in such Registration Statement, Prospectus or preliminary Prospectus not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to Pubco by such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus. Pubco shall agree to customary indemnification of the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to Pubco in writing such information and affidavits as Pubco reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify Pubco, its directors and officers and each Person who controls Pubco (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment of or supplement to such Registration Statement, Prospectus or preliminary Prospectus or any omission or alleged omission of a material fact required to be stated in such Registration Statement, Prospectus or preliminary Prospectus or necessary to make the statements in such Registration Statement, Prospectus or preliminary Prospectus not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use in such Registration Statement, Prospectus or preliminary Prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall agree to customary indemnification of the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of Pubco.

4.1.3 Any Person entitled to indemnification pursuant to this Agreement shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is

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assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term of such settlement the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. Pubco and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event Pubco’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to in this Agreement, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3, any reasonable and documented out-of-pocket legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

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ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party at the following addresses (or at such other address of a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to the SPAC, to: 382 NE 191st Street, Suite 52895, Miami, FL 33179-3899; if to Pubco, to: 600 Battery Street, San Francisco, CA 94111, Attention: Asheesh Birla (asheesh@evernorth.xyz), with a copy (not to constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, NY 10017, Attention: Dan Gibbons (dan.gibbons@davispolk.com); Derek Dostal (derek.dostal@davispolk.com); and, if to any Holder, at such Holder’s address or contact information as set forth in Pubco’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties to this Agreement, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of Pubco under this Agreement may not be assigned or delegated by Pubco in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders under this Agreement may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such Transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder).

5.2.3 This Agreement and the provisions of this Agreement shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties to this Agreement, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party to this Agreement of such party’s rights, duties and obligations hereunder shall be binding upon or obligate Pubco unless such assignment is permitted under Section 5.2.2 and unless and until Pubco shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to Pubco, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

5.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

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5.5 Jurisdiction. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

5.6 Waiver of Jury Trial. EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

5.7 Amendments and Modifications. Upon the written consent of Pubco and the Holders of at least a majority in interest of the aggregate Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment to this Agreement or waiver of this Agreement that adversely affects a Holder, solely in its capacity as a holder of capital stock of Pubco, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or Pubco and any other party to this Agreement or any failure or delay on the part of a Holder or Pubco in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or Pubco. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Other Registration Rights. Pubco represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require Pubco to register any securities of Pubco for sale or to include such securities of Pubco in any Registration Statement filed by Pubco for the sale of securities for its own account or for the account of any other Person. Further, Pubco represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

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5.9 Term. This Agreement shall terminate with respect to any Holder upon the date that such Holder no longer holds any Registrable Securities or, if earlier, upon the seventh anniversary of the date of this Agreement. The provisions of Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to Pubco within three (3) Business Days the total number of Registrable Securities held by such Holder in order for Pubco to make determinations hereunder.

5.11 Additional Holders; Joinder. Subject to the prior written consent of at least a majority in interest of the aggregate Registrable Securities at the time in question, Pubco may make any Person who becomes a Holder pursuant to Section 5.2 or otherwise acquires Common Stock or rights to acquire Common Stock after the Effective Date a party to this Agreement (each such Person, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached to this Agreement (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of Pubco then owned, or underlying any rights or other securities of Pubco then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided in this Agreement and such Joinder, and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.13 Entire Agreement; Restatement. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits and schedules attached, which exhibits and schedules are incorporated by reference, embody the entire agreement and understanding of the parties in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained in this Agreement. Upon the Closing, the Prior Agreement shall no longer be of any force or effect.

5.14 In-Kind Distribution5.15 . If the Sponsor seeks to effectuate an in-kind distribution of all or part of its Registrable Securities to its direct or indirect equityholders (an “In-Kind Distribution”), Pubco will use commercially reasonable efforts to work with the Sponsor to facilitate such In-Kind Distribution in the manner reasonably requested. Prior to any In-Kind Distribution, each distributee shall deliver to Pubco a written acknowledgment and agreement in form and substance reasonably satisfactory to Pubco that the distributee will be bound by, and will be a party to, this Agreement; provided, however, that a failure by a distributee to deliver such acknowledgment and agreement shall not render such distribution to such distributee void, but such distributee shall not be entitled to the benefits of this Agreement until such time as such acknowledgment and agreement is delivered. Upon any In-Kind Distribution, in the event of a distribution of all of the Sponsor’s Registrable Securities, the distributees holding Registrable Securities equal to a majority-in-interest of the Registrable Securities then held by the Sponsor at the time of such distribution shall thereafter be entitled to exercise and enforce the rights specifically granted to the Sponsor hereunder.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

HOLDERS:

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

COHEN AND COMPANY CAPITAL MARKETS, A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

By:
Name:
Title:

NORTHLAND SECURITIES, INC.

By:
Name:
Title:

ARRINGTON XRP CAPITAL FUND, LP

By:
Name:
Title:

[Signature Page to Amended & Restated Registration Rights Agreement]

Exhibit A

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [____] (as the same may hereafter be amended, the “Registration Rights Agreement”), by and among Armada Acquisition Corp. II, a Delaware corporation, Arrington XRP Capital Fund, LP, a Delaware limited partnership, Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Cohen and Company Capital Markets a division of J.V.B. Financial Group, LLC, and Northland Securities, Inc.. Capitalized terms used but not otherwise defined in this Joinder shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to Pubco, and upon acceptance of this Joinder by Pubco upon the execution of a counterpart of this Joinder, the undersigned agrees to become a party to, to be bound by and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement as a Holder, and the Common Stock of Pubco owned, or underlying any rights or other securities of Pubco owned, by the undersigned shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided in the Registration Rights Agreement; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the Common Stock of Pubco owned, or underlying any rights or other securities of Pubco owned, by the undersigned shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” means [       ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

STOCKHOLDER:

By:
Name:
Title (if applicable):

Address:

Agreed and Accepted as of
____________, 20__

[ ⚫ ]
By:
Name:
Title:

Exhibit 10.1

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 19, 2025, by and among Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Sponsor”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”) and Evernorth Holdings Inc., a Nevada corporation (“Pubco”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement by and among SPAC, Pubco, Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), and the other parties thereto, dated as of the date hereof (as may be amended from time to time in accordance with its terms, the “BCA”).

WHEREAS, as of the date hereof, Sponsor owns 7,880,000 SPAC Class B Shares and 400,000 SPAC Class A Shares (collectively, the “Founder Shares” and, together with any New Securities (as defined below) of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Sponsor Shares”) and 200,000 SPAC Private Warrants (the “Private Placement Warrants”);

WHEREAS, in connection with SPAC’s initial public offering (the “IPO”), SPAC, Armada Sponsor II LLC, a Delaware limited liability company (“Former Sponsor”), and the then current officers and directors of SPAC entered into a letter agreement, dated as of May 20, 2025 (as amended, the “Insider Letter”), pursuant to which Former Sponsor agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the SPAC Common Shares owned by it;

WHEREAS, on August 12, 2025, SPAC, Former Sponsor and Sponsor entered into a Sponsor Securities Purchase Agreement (the “Sponsor Securities Purchase Agreement”), pursuant to which the Former Sponsor agreed to sell to Sponsor, and Sponsor agreed to purchase from Former Sponsor, the Founder Shares and the Private Placement Warrants (the “New Sponsor Purchase”);

WHEREAS, the parties to the Sponsor Securities Purchase Agreement consummated the New Sponsor Purchase on August 28, 2025, pursuant to which, among other things, Former Sponsor ceased to control SPAC and Sponsor acquired all of the equity interests of SPAC previously held by Former Sponsor, including 100% of the issued and outstanding SPAC Class B Shares;

WHEREAS, on August 28, 2025, SPAC, Former Sponsor and the then current officers and directors of SPAC entered into (i) a waiver with respect to the Insider Letter, pursuant to which the parties thereto waived the provisions of Section 7 of the Insider Letter to facilitate Sponsor’s purchase of the Founder Shares and the Private Placement Warrants, and (ii) a joinder to the Insider Letter, pursuant to which Sponsor joined as a party to the Insider Letter;

WHEREAS, Article 17 of the SPAC Memorandum and Articles provides, among other matters, that the SPAC Class B Shares will automatically convert into SPAC Class A Shares concurrently with or immediately following the consummation of a Business Combination (as defined in the SPAC Memorandum and Articles), subject to adjustment if additional SPAC Class A Shares or Equity-linked Securities (as defined in the SPAC Memorandum and Articles) are issued or deemed issued in excess of the amounts sold in the IPO and related to or in connection with the closing of a Business Combination (the “Anti-Dilution Right”), excluding certain exempted issuances;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, Pubco, the Company and the other parties thereto are entering into the BCA, pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, (a) Company Merger Sub will merge with and into the Company (with the Company surviving such merger as a direct wholly owned subsidiary of Pubco) (the “Company Merger”), and (b) SPAC Merger Sub will merge with and into SPAC (with SPAC surviving such merger as a direct wholly owned subsidiary of Pubco) (the “SPAC Merger” and, together with the Company Merger and the other transactions contemplated by the BCA and the Ancillary Documents, the “Transactions”); and

WHEREAS, as a condition and inducement to Pubco’s willingness to enter into the BCA, Pubco has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Sponsor Voting Requirements. At any meeting of SPAC’s shareholders, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of SPAC’s shareholders is sought, Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of the Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver resolutions in writing (or cause resolutions in writing to be executed and delivered) covering, all of the Sponsor Shares:

(a) in favor of each SPAC Shareholder Approval Matter;

(b) against any Acquisition Proposal or Alternative Transaction;

(c) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the Transactions);

(d) against any change in the business of SPAC; and

(e) against any proposal, action or agreement involving SPAC that would or would reasonably be expected to (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or any Ancillary Document, (ii) result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the BCA or any Ancillary Document, (iii) result in any of the conditions in respect of obligations of SPAC or the Parties set forth in Article IX of the BCA not being fulfilled or (iv) change in any manner the capitalization of, including the voting rights of any class of share capital of, SPAC (other than in connection with the SPAC Shareholder Approval Matters).

2. Enforcement of Insider Letter. During the Interim Period, for the benefit of Pubco, (a) Sponsor agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter, including not redeeming its Sponsor Shares in connection with the Transactions and complying with the transfer restrictions with respect to the Sponsor Shares and Private Placement Warrants, (b) SPAC agrees to enforce the Insider Letter in accordance with its terms, and (c) each of Sponsor and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of Pubco (such consent not to be unreasonably withheld, delayed or conditioned).

3. New Shares. In the event that, during the Interim Period, (a) any SPAC Common Shares or other equity securities of SPAC are issued to Sponsor in respect of the Sponsor Shares or the Private Placement Warrants pursuant to the Anti-Dilution Right or any share dividend, share split, recapitalization, reclassification, combination or exchange of SPAC Common Shares owned by Sponsor or otherwise, then such SPAC Common Shares or other equity securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted Founder Shares or Private Placement Warrants, as applicable, or (b) Sponsor (i) purchases or otherwise acquires beneficial ownership of any SPAC Common Shares or other equity securities of SPAC, or (ii) acquires the right to vote any SPAC Common Shares or other equity securities of SPAC (such SPAC Common Shares or other equity securities of SPAC referred to in clauses (b)(i) and (ii), collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms set forth in Sections 1 and 2 to the same extent as if they constituted the Sponsor Shares.

4. Waiver of Anti-Dilution Protection. Subject to the consummation of the SPAC Merger, Sponsor waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by Law and the SPAC Memorandum and Articles and the SPAC Certificate of Incorporation and the SPAC Bylaws, all anti-dilution rights that would otherwise result in SPAC Class B Shares held by Sponsor converting into SPAC Class A Shares on a greater than one-for-one basis in connection with the Transactions (including, for the avoidance of doubt, pursuant to Article 17.4 of the SPAC Memorandum and Articles). The waiver specified in this Section 4 shall be applicable only in connection with the Transactions. If the BCA is terminated for any reason, the foregoing waiver shall be void and of no further force and effect.

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5. Waiver and Release of Claims. Sponsor covenants and agrees as follows:

(a) Subject to and conditioned upon the Closing, effective as of the Closing (and subject to the limitations set forth in paragraph (c) below), Sponsor, on behalf of itself and its Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other person or entity claiming by, through or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties,” provided, for the avoidance of doubt, that SPAC shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge SPAC, Pubco, the Company and each of its and their past and present directors, officers, employees, agents, predecessors, successors, assigns, Affiliates and Subsidiaries, from any and all past or present claims, demands, damages, debts, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Closing (each a “Claim” and, collectively, the “Claims”); provided, however, that nothing in this Section 5(a) shall release, waive or discharge any claim for fraud.

(b) Sponsor acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Agreement, and that it may hereafter come to have a different understanding of the Law that may apply to potential Claims which it is releasing hereunder, but it affirms that it is Sponsor’s intention to waive and fully, finally and forever settle and release any and all Claims. Sponsor agrees that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of Law.

(c) Notwithstanding the foregoing provisions of this Section 5 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge, any Claims that arise under or are based upon the terms of (i) this Agreement, (ii) any Ancillary Document to which Sponsor is a party, (iii) any letter of transmittal to which Sponsor is a party or any right to receive Pubco Class A Common Stock or Pubco Warrants pursuant to the BCA, (iv) any other document, certificate or Contract executed or delivered in connection with the BCA to which Sponsor is a party, (v) any rights a Releasing Party has to indemnification from SPAC or Pubco arising out of the Transactions, (vi) the Underwriting Agreement or (vii) the SPAC Memorandum and Articles, the SPAC Certificate of Incorporation and the SPAC Bylaws or any indemnity agreement of any director or office of SPAC with SPAC with or for the benefit of a Releasing Party with respect to any Claims for indemnification, contribution, set-off, reimbursement or similar rights.

(d) Notwithstanding the foregoing provisions of this Section 5, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto. Notwithstanding anything to the contrary contained herein, Sponsor (and each of its Affiliates other than SPAC) and SPAC shall be deemed not to be Affiliates of each other for purposes of this Section 5.

(e) For the avoidance of doubt, notwithstanding anything to the contrary herein, solely as between Sponsor and SPAC, Sponsor shall not be responsible for the actions or omissions of SPAC, any member of the SPAC Board of Directors (or any committee thereof), or any of SPAC’s Representatives (acting in such capacity), and Sponsor makes no representation or warranty in respect of the actions or omissions of any such Person.

6. Forfeiture of Shares and Warrants. Immediately prior to the Company Merger Effective Time, Sponsor shall deliver and forfeit to SPAC for cancellation and for no consideration (a) 120,000 SPAC Class A Shares, (b) 2,364,000 SPAC Class B Shares and (c) 60,000 Private Placement Warrants. Sponsor hereby authorizes and directs SPAC and its transfer agent (and, with respect to the warrants, the warrant agent or trustee) to take all actions necessary to effect the foregoing cancellations and reflect them on SPAC’s books and records.

7. Closing Deliveries of Sponsor. At the Closing, Sponsor shall deliver or cause to be delivered:

(a) to Ripple and Pubco, a copy of the Amended and Restated Registration Rights Agreement duly executed by SPAC and Sponsor; and

(b) to Ripple and Pubco, a copy of the Lock-Up Agreement duly executed by Sponsor.

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8. Representations and Warranties of Sponsor. Except as set forth in the SEC Reports that are available two Business Days prior to the date hereof on the SEC’s website through EDGAR (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, and excluding, for the avoidance of doubt, any content of such SEC Reports that have been redacted or omitted pursuant to applicable Law), Sponsor represents and warrants to Pubco, as follows:

(a) Authorization. Sponsor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Sponsor and no other proceedings on the part of Sponsor or Sponsor’s equityholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby except as have been obtained prior to the date of this Agreement. This Agreement has been duly and validly executed and delivered by Sponsor, and assuming the due execution and delivery by Pubco and SPAC, constitutes the legal, valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to the Enforceability Exceptions.

(b) Consents and Approvals; No Violations.

(i) The execution, delivery and performance of this Agreement by Sponsor and the consummation by Sponsor of the transactions contemplated hereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, consent or approval of, or other action by or in respect of, any Governmental Authority or Nasdaq on the part of Sponsor.

(ii) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated by this Agreement do not and will not (A) conflict with or violate any provision of the Organizational Documents of Sponsor in any material respect, (B) conflict with or violate any Law applicable to Sponsor or by which any property or asset of Sponsor is bound, (C) require any material consent or notice, or result in any material violation or breach of, or materially conflict with, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any material benefit under, or result in the triggering of any material payments pursuant to, any of the terms, conditions or provisions of any Contract to which Sponsor is a party or by which any of Sponsor’s properties or assets are bound or any Law applicable to Sponsor or Sponsor’s properties or assets, or (D) result in the creation of any Lien on any property or asset of Sponsor, except in the case of clauses (B) and (D) above as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of Sponsor to timely perform its obligations hereunder or consummate the transactions contemplated hereby.

(c) Ownership of Founder Shares and Private Placement Warrants. As of the date hereof, (i) Sponsor is the sole record and beneficial owner of the Founder Shares and the Private Placement Warrants, free and clear of all Liens (other than Liens arising under applicable securities Laws, the SPAC Memorandum and Articles, this Agreement and the Insider Letter), (ii) Sponsor has the sole voting power with respect to the Sponsor Shares and the Private Placement Warrants, (iii) Sponsor has not entered into any voting agreement (other than this Agreement and the Insider Letter) with or granted any Person any proxy (revocable or irrevocable) with respect to the Founder Shares and the Private Placement Warrants, (iv) there is no limitation on Sponsor’s ability to sell or otherwise dispose of the Founder Shares and the Private Placement Warrants other than restrictions arising under applicable securities Laws, the SPAC Memorandum and Articles, this Agreement and the Insider Letter, (v) the Founder Shares and the Private Placement Warrants are the only equity securities in SPAC owned of record by Sponsor, (vi) there are no issued or outstanding SPAC Class B Shares which are not Founder Shares and (vii) Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC, other than as set forth in this Agreement.

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(d) Affiliates. As of the date hereof, none of the directors or officers of SPAC nor any director, officer or Affiliate of Sponsor (other than Sponsor) owns any SPAC Common Shares.

(e) Contracts with SPAC. Except for (i) the Contracts disclosed in Schedule 4.14 of the SPAC Disclosure Schedules and (ii) any Contract filed as an exhibit to a form, report, schedule, statement or other document that is publicly filed with the SEC at least two Business Days prior to the date hereof, none of Sponsor, any of the Affiliates of Sponsor nor, to the Knowledge of Sponsor, any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater, is a party to, or has any rights with respect to or arising from, any Contract with SPAC.

(f) Litigation. There is no Action pending, or, to the Knowledge of Sponsor, threatened Action against Sponsor, or, to the Knowledge of Sponsor, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting Sponsor or its assets, including any condemnation or similar proceeding, nor is any Order outstanding against or involving Sponsor, whether at law or in equity, before or by any Governmental Authority, which would reasonably be expected to have a Material Adverse Effect on Sponsor. There is no unsatisfied judgment or open injunction binding upon Sponsor that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sponsor. There is no Action that Sponsor has pending against any other Person. Sponsor is not subject to any Orders of any Governmental Authority, nor are any such Orders pending.

(g) Finders and Brokers. Except as set forth on Schedule 4.15 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Sponsor, SPAC or Pubco, or any of their respective Affiliates, in connection with the Transactions based upon arrangements made by or on behalf of Sponsor or any of its Affiliates.

(h) Acknowledgment. Sponsor understands and acknowledges that each of SPAC and Pubco is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

9. Further Assurances. Sponsor hereby agrees that it shall (a) execute and deliver, or cause to be executed and delivered, such Ancillary Documents as may be necessary to satisfy any condition to the Closing under the BCA, in substantially the form previously provided to Sponsor as of the date of this Agreement, (b) undertake commercially reasonable efforts to (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and (ii) take, or cause to be taken, such actions, and do, or cause to be done, and assist and cooperate with the other parties in doing such things, in each case, as are reasonably necessary for the purpose of effectively carrying out the Transactions.

10. Other Covenants.

(a) Binding Effect of the BCA. Sponsor hereby agrees to be bound by and comply with Sections 8.6 (Exclusivity), 8.13 (Public Announcements) and 8.14 (Confidential Information) of the BCA (and any relevant definitions contained in any such Sections of the BCA) as if Sponsor was an original signatory to the BCA with respect to such provisions to the same extent as such provisions apply to SPAC.

(b) Disclosure. Sponsor hereby authorizes Pubco and SPAC to publish and disclose in any announcement or disclosure, in each case, required by the SEC or Nasdaq (including all documents and schedules filed with the SEC in connection with the foregoing, including the Registration Statement), Sponsor’s identity and ownership of the SPAC Common Shares and the nature of Sponsor’s commitments and agreements under this Agreement, the BCA, the Ancillary Documents and any other agreements to the extent such disclosure is required by applicable securities Laws, the SEC or Nasdaq; provided that the content of any such disclosure shall require the prior written consent of Sponsor (not to be unreasonably withheld, delayed or conditioned).

11. General.

(a) Termination. This Agreement shall terminate on the earlier to occur of (i) the Closing or (ii) at such time, if any, as the BCA is terminated in accordance with its terms prior to the Closing (the earliest of (i) and (ii), the “Expiration Time”), and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this

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Agreement shall relieve or release a party from any obligations or liabilities for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such party, in either case, prior to termination of this Agreement. Notwithstanding the foregoing, Sections 4, 5, 6, 8, 9, 10 and 11 shall survive any termination of this Agreement pursuant to clause (i) of the immediately preceding sentence in accordance with their terms.

(b) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by email or other electronic means (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto) if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt, or else on the following Business Day, (c) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (d) four Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a party as shall be specified by like notice):

if to SPAC (prior to Closing), to it at:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com if to Sponsor, to it at:

Arrington XRP Capital Fund, LP

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com if to Pubco or, after Closing, SPAC, to it at:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

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with a copy (which will not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue,

New York, NY 10017

Attn: Dan Gibbons; Evan Rosen; Derek Dostal

Email: dan.gibbons@davispolk.com; evan.rosen@davispolk.com; derek.dostal@davispolk.com

(c) Entire Agreement. This Agreement (together with the other Ancillary Documents, the BCA and each of the other documents and the instruments referred to herein, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

(d) Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the BCA shall apply to this Agreement mutatis mutandis.

(e) Remedies. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of any rights or remedies otherwise available.

(f) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of SPAC, Pubco and Sponsor. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(h) Assignment. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that Sponsor may transfer any of the Founder Shares or the Private Placement Warrants to any permitted transferee in accordance with paragraph 7 or paragraph 13 of the Insider Letter (a “Permitted Transferee”), but only if (1) Sponsor provides written notice to SPAC and Pubco prior to such transfer, and (2) Sponsor transfers and the Permitted Transferee agrees, in a written instrument in form and substance reasonably acceptable to Pubco, to (A) assume and comply with all of Sponsor’s rights and obligations under this Agreement with respect to any such transferred Founder Shares or Private Placement Warrants, including (w) the voting obligations set forth in Section 1, (x) the restrictions relating to transfer and otherwise set forth in Section 2, (y) the treatment of New Securities set forth in Section 3 and (z) the waiver of anti-dilution protections set forth in Section 4, and (B) be bound by the terms and conditions of this Agreement. Any purported assignment in violation of this Section 11(h) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

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(i) Costs and Expenses. Subject to Section 12.5 of the BCA, each party hereto will pay its own costs and expenses (including legal, accounting and other fees) relating to the negotiation, execution, delivery and performance of this Agreement.

(j) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Closing, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 11(j).

(k) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of SPAC, and not in its capacity as a director (including “director by deputization”), officer or employee of SPAC, if applicable. Nothing herein shall be construed to (i) restrict, limit, prohibit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving in the capacity of a director or officer of SPAC or any Subsidiary of SPAC, acting in such person’s capacity as a director or officer of SPAC or any Subsidiary of SPAC (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors and officers of SPAC with respect to the Transactions) or (ii) prohibit, limit or restrict the exercise of any fiduciary duties as director or officer of SPAC that is otherwise permitted by, and done in compliance with, the terms of the BCA (and in each case of clauses (i) and (ii), without limiting Sponsor’s obligations hereunder in its capacity as a shareholder of SPAC).

(l) Affiliates. In this Agreement, the term “Affiliates”, when used with respect to a specified Person, means any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, whether through one or more intermediaries or otherwise, and the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) Sponsor and SPAC (and each of their respective Affiliates) shall be deemed not to be Affiliates of each other for purposes of this Agreement and (ii) no private investment fund (or similar vehicle) or business development company, or any other investment account, fund, vehicle or other client advised or sub-advised by Sponsor or by Sponsor’s Affiliates or any portfolio companies thereof shall be deemed to be an Affiliate of Sponsor, except to the extent any such Person is expressly requested or directed by Sponsor to take any action which would constitute a breach of this Agreement if taken by Sponsor, and such Person actually takes such prohibited action (it being understood and agreed that this Agreement shall not otherwise apply to, or be binding on, any Persons described in this clause (ii)).

(m) No Recourse. Neither SPAC nor any of its Subsidiaries, nor any of the past, present or future SPAC shareholders, nor any director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Sponsor (in each case, other than Sponsor or any other Permitted Transferee of Sponsor), shall have any obligation or liability for the obligations or liabilities of Sponsor under this Agreement. Without limiting the foregoing, this Agreement may only be enforced against the persons or entities that have executed and delivered a counterpart to this Agreement.

(n) Headings; Interpretation. The headings and subheadings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not simply mean “if”; and (vi) references to “written” or “in writing” include in electronic form. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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(o) Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic means or transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

SPAC:

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name:	Taryn Naidu
Title:	Chief Executive Officer

SPONSOR:

ARRINGTON XRP CAPITAL FUND, LP

By:	/s/ J. Michael Arrington
Name:	J. Michael Arrington
Title:	Managing Member

PUBCO:

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	President

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●], 2025 by and [between Evernorth Holdings Inc., a Nevada corporation (“Pubco”) and the undersigned (“Holder”)]1/[among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Sponsor”), Armada Acquisition Corp. II, a Delaware corporation (“SPAC”), the insiders who are signatories hereto (each, an “Insider,” and collectively, the “Insiders”) and the undersigned (“Holder”)]2. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on October 19, 2025, Pubco, SPAC, Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation (“SPAC Merger Sub”), Evernorth Company Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”), and Ripple Labs Inc., a Delaware corporation (“Ripple”) entered into that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, among other matters, pursuant to and in accordance with applicable Laws and upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”): (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged pursuant to the Company Merger, subject to certain limitations on the initial holdings of Ripple and certain related entities included in the Business Combination Agreement, (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (a “SPAC Class A Share”), and (y) warrantholders of SPAC receiving one warrant to purchase one share of Pubco Class A Common Stock for each warrant to purchase one SPAC Class A Share held by such warrantholders, and (c) Pubco will become a publicly traded company;

[WHEREAS, in connection with the Transactions, Holder entered into that certain Subscription Agreement, dated as of [●], 2025 (the “Subscription Agreement”), pursuant to which Holder agreed to subscribe for, and each of Pubco and the Company agreed to issue at the Closing, the number of shares of Pubco Class A Common Stock and Company Units set forth therein;]3

[WHEREAS, in connection with the Transactions, Holder entered into that certain Series C Subscription Agreement, dated as of [●], 2025 (the “Subscription Agreement”), pursuant to which Holder agreed to subscribe for, and the Company agreed to issue at the Closing, the number of shares of Pubco Class A Common Stock and Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock”) set forth therein;]4

WHEREAS, immediately following Closing, Holder will be a holder of shares of Pubco Class A Common Stock [and Pubco Class C Common Stock] (“Pubco Stock”)[, Company Units] and/or Pubco Warrants in such amount as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement and the transactions contemplated thereby and the Ancillary Documents, and in view of the valuable consideration to be received by Holder thereunder, the receipt and sufficiency of which is hereby acknowledged, the parties hereto desire to set forth herein certain understandings between such parties with respect to restrictions on transfer of any shares of Pubco Stock held by Holder immediately after the Closing, any shares of Pubco Stock issuable upon the exercise or settlement, as applicable, of Pubco Warrants held by Holder immediately after the Closing and any other securities convertible into or exercisable or exchangeable for Pubco Stock [(including, for the avoidance of doubt, any shares of Pubco Class C Common Stock or any Company Units)] held by Holder immediately after the Closing (collectively, the “Restricted Securities”).

[1]	Note to Draft: To be included in the agreements with Ripple and Chris Larsen entities.
[2]	Note to Draft: To be included for Holders who are Insiders and Sponsor.
[3]	Note to Draft: To be included in the agreement with Chris Larsen entities.
[4]	Note to Draft: To be included in the agreement with Sponsor.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.	Lock-Up Provisions.

(a)

Holder hereby agrees not to, without the prior written consent of Pubco, during the period (the “Lock-Up Period”) commencing from the Closing Date and ending on the earlier of (A) the six (6) month anniversary of the Closing Date (the “Anniversary Release”) and (B) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Stock for cash, securities or other property: (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Restricted Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce the intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder (each, a “Permitted Transferee”): (I) in the case of an entity, transfers (A) to another entity that is an Affiliate of the Holder, (B) as part of a distribution to members, partners or stockholders of Holder and (C) to officers or directors of Holder, any Affiliate or family member of any of Holder’s officers or directors, or to any members, officers, directors or employees of Holder or any of its Affiliates; (II) in the case of an individual, transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family or an Affiliate of such person; (III) to a charitable organization; (IV) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual or for bona fide estate planning purposes; (V) in the case of an individual, transfers pursuant to a qualified domestic relations order; (VI) in the case of an entity, transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution or liquidation of the entity; (VII) transfers to satisfy any U.S. federal, state, or local income tax obligations of Holder (or its direct or indirect owners) to the extent necessary to cover any tax liability as a direct result of the Transactions; (VIII) in the form of a pledge of Restricted Securities in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Holder (or its Affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Holder and/or its Affiliates; or (IX) transfers to Pubco; provided, however, that during the Lock-Up Period such third party shall not be permitted to foreclose upon such Restricted Securities or otherwise be entitled to enforce its rights or remedies with respect to the Restricted Securities, including, without limitation, the right to vote, transfer or take title to or ownership of such Restricted Securities; provided, however, that it shall be a condition to any transfer pursuant to clauses (I) through (VIII) above that the Permitted Transferee executes and delivers to Pubco an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. Holder further agrees to execute such agreements as may be reasonably requested by Pubco that are consistent with the foregoing or that are necessary to give further effect thereto. The restrictions set forth herein shall not restrict Holder from making a request for inclusion of its Restricted Securities in any registration statement pursuant to any registration rights agreement between Pubco and the Holder, provided that no public filing or public disclosure relating to such sale of securities is made during the Lock-Up Period.

[(b)

SPAC, Sponsor and the Insiders hereby agree that as of the Closing Date, Section 7 (Transfer Restrictions) of that certain letter agreement, dated as of May 20, 2025, by and among SPAC, Armada Sponsor II LLC, a Delaware limited liability company, and the Insiders (to which Sponsor joined as a party pursuant to that certain joinder dated August 28, 2025) (as amended, the “Insider Letter”), is to be of no further force and effect, and further confirm that by their signature hereto they are executing a written instrument that satisfies the requirements of Section 12 of the Insider Letter to change, amend, modify or waive a particular provision of the Insider Letter.][5]

[5]	Note to Draft: To be included for Holders who are Insiders.

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(c)

If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(d)

During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2025, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)	For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of Pubco during the Lock-Up Period, including the right to vote any Restricted Securities.

2.	Miscellaneous.

(a)

Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns[; provided that Section 1(b) shall only be binding upon and inure to the benefit only of the Insiders].[6] This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Pubco, except in accordance with the procedures set forth for transfers of Restricted Securities to Permitted Transferees in Section 1(a), and any such purported transfer shall be null and void. Pubco may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(b)

Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c)	Governing Law; Jurisdiction; Specific Performance. Sections 12.6 and 12.7 of the Business Combination Agreement shall apply to this Agreement mutatis mutandis.

(d)

Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[6]	Note to Draft: To be included for Holders who are Insiders.

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(e)

Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) four (4) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Pubco, to:	With copies to (which shall not constitute notice):

Evernorth Holdings Inc. 600 Battery Street San Francisco, CA 94111 Attention: Asheesh Birla E-mail: asheesh@evernorth.xyz	Davis Polk & Wardwell LLP 450 Lexington Ave New York, NY 10017 Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com Attention: Dan Gibbons; Derek Dostal
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(f)

Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of all parties hereto; provided, however, that if any waiver of any of the Lock-Up Agreements executed in connection with the Business Combination Agreement is granted by Pubco, Pubco will provide notice to Holder, and if Holder so elects, such waiver shall be deemed granted mutatis mutandis for this Agreement. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(g)

Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(h)

Entire Agreement. This Agreement, together with the Business Combination Agreement to the extent referred to herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco or any of the rights, remedies or obligations of Holder under any other agreement between Holder and Pubco or any certificate or instrument executed by Holder in favor of Pubco, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of Pubco or any of the rights, remedies or obligations of Holder under this Agreement.

(i)

Further Assurances. From time to time, at another party’s reasonable request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

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(j)

Counterparts. This Agreement may be executed and delivered (including by electronic signature or by email in portable document form) in two or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Pubco:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

[Sponsor:

ARRINGTON XRP CAPITAL FUND, LP

By:
Name:
Title:]

[SPAC:

ARMADA ACQUISITION CORP. II

By:
Name:
Title:]

[Insiders:

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]

By:
Name:	[●]][7]

{Additional Signature on the Following Page}

[7]	Note to Draft: To be included for Holders who are Insiders.

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

By:
Name:
Title:

Number and Type of Pubco Stock [or Company Units] Owned:

Pubco Class A Common Stock:

[Pubco Class C Common Stock:]

Pubco Warrants:

[Company Units:]

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:

Exhibit 10.3

ADVANCE FUNDING SUBSCRIPTION AGREEMENT

This ADVANCE FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [•], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Other Advance Funding Subscription Agreements” and, together with this Subscription Agreement, the “Advance Funding Subscription Agreements”) with certain other investors (the “Other Advance Funding Subscribers” and together with Subscriber, the “Advance Funding Subscribers”), pursuant to which the Other Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock at the Per Share Price (such shares of the Other Advance Funding Subscribers, the “Other Advance Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Advance Funding Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Advance Funding Subscribers, any Delayed Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

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Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

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(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Advance Funding Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Advance Funding Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Advance Funding Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Advance Funding Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of the Advance Funding Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

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(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Advance Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Advance Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Advance Funding Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN AN ADVANCE FUNDING SUBSCRIPTION AGREEMENT, DATED [•], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

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(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Advance Funding Subscribers, Ripple Party Subscribers or Series C Subscriber fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

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(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date. For the avoidance of doubt, no fractional Adjustment Shares shall be issued, and any fractional Adjustment Share otherwise issuable shall be rounded down to the nearest whole share.

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Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

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(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with

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respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and other than the Placement Agent (as defined below) and its respective persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Advance Funding Subscribed Shares as contemplated by the Other Advance Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Advance Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) Other than compensation to be paid to Citigroup Global Markets Inc., as sole placement agent to Pubco (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Advance Funding Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) All Subscription Agreements in respect of the Advance Funding Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Advance Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

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(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company, SPAC and the Placement Agent, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

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(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

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(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or the Placement Agent or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

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(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco (including the Placement Agent) concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that such information and projections were prepared without participation of the Placement Agent and that the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to Pubco or the Shares or the accuracy, completeness or adequacy of any information or projections supplied to the Subscriber and does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, the Placement Agent nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, or their respective affiliates.

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Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives (including the Placement Agent) acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(o) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called

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Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or

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prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco, the Placement Agent or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(r) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

(s) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives, including the Placement Agent), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that none of (i) any Other Advance Funding Subscriber pursuant to an Other Advance Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Placement Agent shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Advance Funding Subscriber, or any person claiming through Subscriber or any Other Advance Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, this offering of the Subscribed Shares. This undertaking is given freely and after obtaining independent legal advice.

(t) Subscriber acknowledges and agrees that (i) the Placement Agent is acting solely as Pubco’s placement agent in connection with the private placement of the Subscribed Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary of the Subscriber, SPAC or any other person or entity in connection with the private placement of the Subscribed Shares, (ii) the Placement Agent has not made or will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation or acted as the Subscriber’s financial advisor or fiduciary in connection with an investment in Pubco or the private placement of the Subscribed Shares, and (iii) the Placement Agent will not have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection

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with the private placement of the Subscribed Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Pubco, SPAC or the private placement of the Subscribed Shares.

(u) Subscriber acknowledges that the Placement Agent is also acting as exclusive capital markets advisor to the Company and Pubco in connection with the Transactions.

(v) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(w) Subscriber acknowledges that (i) Pubco, the Company, SPAC and the Placement Agent currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company, SPAC or the Placement Agent shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company, SPAC and the Placement Agent with respect to the non-disclosure of the Excluded Information.

(x) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(y) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

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(z) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(aa) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(bb) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(cc) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(dd) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(dd) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

Section 6. Registration of Subscribed Shares.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the

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Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for

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business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

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(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

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(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus

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or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any

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indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that

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Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

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Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Advance Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

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(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco, the Placement Agent and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco, SPAC and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC, the Placement Agent and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

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(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided that no provision of this Agreement that references the Placement Agent may be amended, modified, terminated or waived in any manner that is adverse to the Placement Agent without the written consent of the Placement Agent.

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(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Placement Agent (who is a third-party beneficiary of the representations, warranties and covenants that reference the Placement Agent set forth herein) or the Other Advance Funding Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Advance Funding Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Placement Agent or the Other Advance Funding Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

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(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Advance Funding Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Advance Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

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(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Advance Funding Subscriber or any other investor under the Other Advance Funding Subscription Agreements the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Advance Funding Subscriber under this Subscription Agreement or any Other Advance Funding Subscriber under the Other Advance Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Advance Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Advance Funding Subscriber or investor or by any agent or employee of any Other Advance Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Advance Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Advance Funding Subscription Agreement, and no action taken by Subscriber or Other Advance Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Advance Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Advance Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Advance Funding Subscription Agreements. Subscriber acknowledges that no Other Advance Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Advance Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Advance Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

34

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis

 Jeana S. Kim

 Nathan Robinson

Email: pschultheis@wsgr.com

 jskim@wsgr.com

 nrobinson@wsgr.com

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: __________________________________	State/Country of Formation or Domicile: ____
By: ________________________________________________
Name: ______________________________________________
Title: _______________________________________________
Name in which Subscribed Shares are to be registered (if different):	Date: ________________
_____________________________________________________
Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):
_____________________________________________________	__________________________________________________
City, State, Zip: ______________________________________	City, State, Zip: _____________________________________
Attn: _______________________________________________	Attn: _____________________________________________
Telephone No.: _______________________________________	Telephone No.: _____________________________________
Email for notices: _____________________________________	Email for notices (if different): _________________________
Number of Shares subscribed for: ________________________
Wallet address for return of XRP, if applicable (if subscribing for XRP):
_____________________________________________________

Form of Payment:

☐	Cash: $_______

☐	XRP: ______ XRP

[Signature Page to Advance Funding Subscription Agreement]

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[•], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [•] (“Assignor”) and [•] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [•], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[•]

[By: [•]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [•]

[•]

[By: [•]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [•]

Assignee’s EIN: [•]

Business Address	Mailing Address (if different):

[•]
[•]
Attn: [•]	Attn:

Telephone No.: [•]	Telephone No.:
Facsimile No.: [•]	Facsimile No.:

Number of Shares in Transferred Interest: [•]

Price Per Share: $[10.00]

Exhibit 10.4

DELAYED FUNDING SUBSCRIPTION AGREEMENT

This DELAYED FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [●], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Closing (as defined below), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the Closing Date (as defined below), a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco simultaneously with such acquisition;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Other Delayed Funding Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Delayed Funding Subscribers” and together with Subscriber, the “Delayed Funding Subscribers”), pursuant to which the Other Delayed Funding Subscribers have agreed to purchase shares of Pubco Class A Common Stock on the Closing Date at the Per Share Price (such shares of the Other Delayed Funding Subscribers, the “Other Delayed Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Delayed Funding Subscribed Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Delayed Funding Subscribers, any Advance Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

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NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription.

(a) Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber, upon payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Closing (such subscription and issuance, the “Subscription”).

(b) Payment for the Shares shall be made by Subscriber, at its sole election, in either cash or XRP.

(c) For purposes of this Agreement:

(i) “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

(ii) “Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(iii) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Closing Date XRP Token VWAP.

(d) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(e) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A DELAYED FUNDING SUBSCRIPTION AGREEMENT, DATED [●], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

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Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the same date as the Transactions, at least two (2) hours following the consummation of the SPAC Merger (the “Closing Date”).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, Pubco shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) either (x) the wire instructions for delivery of the Subscription Price to Pubco (or Pubco’s designee), if the Subscription Price is to be paid in cash, or (y) the wallet address maintained by BitGo Trust Company, Inc. in the name of Pubco (or Pubco’s designee) in the name of Pubco specified in Annex A hereto, if the Subscription Price is to be paid in XRP (the “Custodial Account”). For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(c) No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to Pubco such information as is reasonably requested in the Closing Notice in order for Pubco to issue the Subscribed Shares to Subscriber. Subscriber shall deliver the Subscription Price as follows:

(i) If Subscriber is delivering the Subscription Price in cash, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time), on the Closing Date, the Subscription Price in cash via wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(ii) If Subscriber is delivering the Subscription Price in XRP, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time) on the Closing Date, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to the Custodial Account as specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(iii) As promptly as practicable after the Closing, Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book-entry form) on and as of the Closing Date.

(d) In the event that the consummation of the Transactions does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return (i) the funds so delivered by

4

Subscriber to Pubco by wire transfer in immediately available funds to the account specified by Subscriber and (ii) any XRP so delivered by Subscriber to Pubco to the wallet address specified by Subscriber in the signature page hereto. Notwithstanding such return or release (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated to redeliver funds to Pubco, as set forth in the Closing Notice, following Pubco’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and Subscriber and Pubco shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2 following Pubco’s delivery to Subscriber of a new Closing Notice.

(e) The obligations of Pubco, the Company, SPAC and Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Transactions set forth in Article IX (Closing Conditions) of the BCA shall have been satisfied or waived by the person with the authority to give such waiver (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (as determined solely by the parties to the BCA in accordance therewith); and

(ii) no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition.

(f) The obligations of Pubco, the Company and SPAC to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction, or waiver by Pubco, the Company and SPAC, of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct at and as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable; and

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(ii) Subscriber shall have wired the Subscription Price, or delivered the XRP Amount, in accordance with Section 2(c) and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(g) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Pubco Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Pubco of each of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Pubco Material Adverse Effect;

(ii) no Other Delayed Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Delayed Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Delayed Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Delayed Funding Subscriber or its affiliates or related persons);

(iii) no amendments, modifications or waivers to the terms of the BCA (as it exists on the date hereof as provided to Subscriber) shall have occurred, in each case, in a matter that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement (unless Subscriber has provided its written consent thereto);

(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange (as defined below) and any stockholder approval required by applicable Stock Exchange rules and regulations) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent Pubco, the Company and SPAC from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

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(v) Pubco, the Company and SPAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Pubco, the Company or SPAC, respectively, at or prior to the Closing; and

(vi) there has not occurred any Material Adverse Effect (as defined in the BCA) since the date of this Subscription Agreement that is continuing, which the applicable parties to the BCA have not waived.

(h) Prior to or at the Closing, Subscriber shall deliver to Pubco all such other information as is reasonably requested in order for Pubco to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

(i) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (A) (i) the Subscription Funding, (ii) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and (iii) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

(j) [If a Subscriber notifies Pubco in writing as of the date of this Agreement that it elects to be subject to the provisions of this Section 2(j), then Pubco shall not effect the issuance of any Subscribed Shares to such Subscriber and such Subscriber shall not receive or be required to purchase Subscribed Shares at the Closing, to the extent that following the issuance of the Subscribed Shares at the Closing, such Subscriber (together with such Subscriber’s affiliates), to Pubco’s actual knowledge, based on beneficial ownership information provided to Pubco by the Subscriber in connection with its election pursuant to this Section 2(j) and updated at Subscriber’s option in writing to Pubco at least 5 Business Days in advance of the anticipated Closing Date, would beneficially own in excess of the percentage set forth in the signature page hereto (the “Maximum Percentage”) of the Pubco Class A Common Stock outstanding immediately after giving effect to the consummation of the Transactions. For purposes of this Section 2(j), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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(k) Any such shares of Pubco Class A Common Stock that are not permitted to be issued pursuant to Section 2(j) are referred to as “Excess Subscribed Shares.” For the avoidance of doubt, the calculation by Pubco of any Subscriber’s Excess Subscribed Shares shall take account of, in determining the number of outstanding shares of Pubco Class A Common Stock, (i) any Excess Subscribed Shares for such Subscriber and any other Subscribers not issued in connection with the Closing, (ii) any Subscribed Shares for other Subscribers that are not issued in connection with the Closing because of payment failure or any other reason and/or (iii) any other change or adjustment in the number of shares of Pubco Class A Common Stock outstanding prior to or at the Closing. Any payments to Pubco by the Subscriber in connection with Excess Subscribed Shares shall be promptly refunded to the Subscriber.

(l) To the extent that any Excess Subscribed Shares are issued (“Excess Issued Shares”), such shares shall be deemed null and void and shall be cancelled ab initio, and the Subscriber therefor shall not have the power to vote or to transfer the Excess Issued Shares. As soon as reasonably practicable after the issuance of the Excess Issued Shares has been deemed null and void, Pubco shall return to the Subscriber the Subscription Price (if any) paid in respect of such Excess Issued Shares and the Subscriber shall return such Excess Issued Shares to Pubco.]1

Section 3. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof and as of the Closing, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

[1]	Note to draft: Included in subscription agreements for certain investors.

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(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association, bylaws or other similar organizational documents (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any

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indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and other than the Placement Agent (as defined below) and its respective

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persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Delayed Funding Subscribed Shares as contemplated by the Other Delayed Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Delayed Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) Other than compensation to be paid to Citigroup Global Markets Inc., as sole placement agent to Pubco (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other

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agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Delayed Funding Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(p) All Subscription Agreements in respect of Delayed Funding Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Delayed Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company, SPAC and the Placement Agent, as of the date hereof and as of the Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

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(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex B hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act

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2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex B following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 5. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

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(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or the Placement Agent or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco (including the Placement Agent) concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that such information and projections were prepared without participation of the Placement Agent and that the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to Pubco or the Shares or the accuracy, completeness or adequacy of any information or projections supplied to the Subscriber and does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

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(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, the Placement Agent nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco, the Placement Agent or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives, including the Placement Agent), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives (including the Placement Agent) acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

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(o) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

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(p) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco, the Placement Agent or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(r) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1(b), Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1(b). Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1(b).

(s) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives, including the Placement Agent), other than the representations and warranties of Pubco and SPAC contained in Section 3, in making its investment or decision to invest in Pubco. Subscriber agrees that none of (i) any Other Delayed Funding Subscriber pursuant to an Other Delayed Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Placement Agent shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Delayed Funding Subscriber, or any person claiming through Subscriber or any Other Delayed Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated

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hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares. Subscriber agrees not to commence any litigation or bring any claim against the Placement Agent in any court or any other forum which relates to, may arise out of, or is in connection with, this offering of the Subscribed Shares. This undertaking is given freely and after obtaining independent legal advice.

(t) Subscriber acknowledges and agrees that (i) the Placement Agent is acting solely as Pubco’s placement agent in connection with the private placement of the Subscribed Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary of the Subscriber, SPAC or any other person or entity in connection with the private placement of the Subscribed Shares, (ii) the Placement Agent has not made or will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation or acted as the Subscriber’s financial advisor or fiduciary in connection with an investment in Pubco or the private placement of the Subscribed Shares, and (iii) the Placement Agent will not have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the private placement of the Subscribed Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Pubco, SPAC or the private placement of the Subscribed Shares.

(u) Subscriber acknowledges that the Placement Agent is also acting as exclusive capital markets advisor to the Company and Pubco in connection with the Transactions.

(v) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(w) Subscriber acknowledges that (i) Pubco, the Company, SPAC and the Placement Agent currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company, SPAC or the Placement Agent shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company, SPAC and the Placement Agent with respect to the non-disclosure of the Excluded Information.

(x) At all times on or prior to the Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

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(y) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(z) Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(aa) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(bb) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(cc) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 4(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

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Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Closing Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended

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to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

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(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the

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misstatement(s) or omission(s) referred to in Section 5(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 5, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such

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controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of

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interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

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(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 5 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

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Section 6. Open Market Purchases.

(a) (i) In the event Subscriber elects to purchase SPAC Class A Common Shares from one or more third parties for its own account pursuant to open-market transactions at a price of less than the per-share amount payable in connection with a redemption of such SPAC Class A Common Shares (the “Open-Market Purchase Shares”) after the date hereof and prior to the record date (the “Record Date”) fixed for voting at the extraordinary general meeting of shareholders of SPAC held to approve the Transactions (the “SPAC Shareholder Meeting”), and/or (ii) to the extent Subscriber elects to apply any SPAC Class A Common Shares it beneficially owns as of the date of this Subscription Agreement (the “Currently Owned Shares”, with such number of Currently Owned Shares not to exceed the number of Shares listed on the signature page hereto), the number of Subscribed Shares that Subscriber shall be obligated to purchase pursuant to this Subscription Agreement, may be reduced on a one-for-one basis, at Subscriber’s election, by up to the total number of Subscribed Shares subscribed for by Subscriber pursuant to the terms of this Subscription Agreement (the “Reduction Right”); in each case, subject to Subscriber agreeing, (x) with respect to the Open-Market Purchase Shares, to (1) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transactions, (2) not vote any Open-Market Purchase Shares in favor of approving the Transactions and instead submit a proxy form abstaining from voting thereon, and (3) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”), and (y) with respect to the Currently Owned Shares, to (1) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transactions, (2) vote all of its Currently Owned Shares in favor of approving the Transactions at the SPAC Shareholder Meeting, and (3) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Currently Owned Shares Reduction Conditions”).

(b) Subscriber shall, no later than one (1) Business Day after the Record Date, deliver a certificate (the “Certificate”) to Pubco and SPAC, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of Open-Market Purchase Shares and Currently Owned Shares so elected, and (ii)(x) with respect to any such Open-Market Purchase Shares, (1) the date of such Open-Market Purchase, (2) the price per share at which such Open-Market Purchase Shares were purchased by Subscriber, and (3) an affirmation that Subscriber complied and will continue to comply with the Open-Market Purchase Reduction Conditions, and (y) with respect to any such Currently Owned Shares, an affirmation that Subscriber has complied and will continue to comply with the Currently Owned Shares Reduction Conditions. In the event that subsequent to exercising its Reduction Right, Subscriber desires to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Subscriber may so amend the Certificate with the consent of Pubco and SPAC. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to Pubco and SPAC in writing that the certifications included in the Certificate are true and correct.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve

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any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or

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any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Delayed Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

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(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco, the Placement Agent and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Pubco, SPAC and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC, the Placement Agent and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

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(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto; provided that no provision of this Agreement that references the Placement Agent may be amended, modified, terminated or waived in any manner that is adverse to the Placement Agent without the written consent of the Placement Agent.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Placement Agent (who is a third-party beneficiary of the representations, warranties and covenants that reference the Placement Agent set forth herein) or as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Placement Agent or as otherwise as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or

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injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER

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WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Placement Agent is an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Delayed Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such

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consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 5(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Delayed Funding Subscriber or any other investor under the Other Delayed Funding Subscription Agreements, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Delayed Funding Subscriber under this Subscription Agreement or any Other Delayed Funding Subscriber under the Other Delayed Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Delayed Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Delayed Funding Subscriber or investor or by any agent or employee of any Other Delayed Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Delayed Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Delayed Funding Subscription Agreement, and no action taken by Subscriber or Other Delayed Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Delayed Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Delayed Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Delayed Funding Subscription Agreements. Subscriber acknowledges that no Other Delayed

35

Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Delayed Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Delayed Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

36

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:   Patrick Schultheis

  Jeana S. Kim

  Nathan Robinson

Email:  pschultheis@wsgr.com

  jskim@wsgr.com

  nrobinson@wsgr.com

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: _____________________________________		State/Country of Formation or Domicile: ____
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):		Date: ________________

Subscriber’s EIN: _____________________________________
Entity Type (e.g., corporation, partnership, trust, etc.):

Business Address-Street:		Mailing Address-Street (if different):

City, State, Zip: ________________________		City, State, Zip: _______________________
Attn:	_____________________________________	Attn: _____________________________________
Telephone No.: _____________________________________		Telephone No.: _____________________________________
Email for notices: _____________________________________		Email for notices (if different): ___________
Number of Shares subscribed for: __________________________
Wallet address for return of XRP, if applicable (if subscribing for XRP): Form of Payment: ☐ Cash: $[●] ☐ XRP: [●] XRP

[Signature Page to Delayed Funding Subscription Agreement]

ANNEX A

WALLET ADDRESS OF PUBCO

[Omitted.]

ANNEX B

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex B should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX C

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[●], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [●] (“Assignor”) and [●] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [●], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 8(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[●]

[By: [●]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee: [●]	State/Country of Formation or Domicile: [●]

[By: [●]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [●]

Assignee’s EIN: [●]

Business Address [●] [●]	Mailing Address (if different):
Attn: [●]	Attn:

Telephone No.: [●]	Telephone No.:
Facsimile No.: [●]	Facsimile No.:

Number of Shares in Transferred Interest: [●]

Price Per Share: $[10.00]

Exhibit 10.5

ADVANCE FUNDING SUBSCRIPTION AGREEMENT

This ADVANCE FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [•], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Other Advance Funding Subscription Agreements” and, together with this Subscription Agreement, the “Advance Funding Subscription Agreements”) with certain other investors (the “Other Advance Funding Subscribers” and together with Subscriber, the “Advance Funding Subscribers”), pursuant to which the Other Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock at the Per Share Price (such shares of the Other Advance Funding Subscribers, the “Other Advance Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Advance Funding Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Advance Funding Subscribers, any Delayed Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

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Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate - New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

3

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Advance Funding Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Advance Funding Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Advance Funding Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Advance Funding Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of the Advance Funding Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

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(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Advance Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Advance Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Advance Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Advance Funding Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN AN ADVANCE FUNDING SUBSCRIPTION AGREEMENT, DATED [•], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

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(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Advance Funding Subscribers, Ripple Party Subscribers or Series C Subscriber fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Advance Funding Subscribers, the Ripple Party Subscribers and the Series C Subscriber.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

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(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date. For the avoidance of doubt, no fractional Adjustment Shares shall be issued, and any fractional Adjustment Share otherwise issuable shall be rounded down to the nearest whole share.

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Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

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(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with

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respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Advance Funding Subscribed Shares as contemplated by the Other Advance Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Advance Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Advance Funding Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) All Subscription Agreements in respect of the Advance Funding Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Advance Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

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(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage,

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deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

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(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

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(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and

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none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial

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trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates

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(the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Advance Funding Subscriber pursuant to an Other Advance Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Advance Funding Subscriber, or any person claiming through Subscriber or any Other Advance Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

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(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge

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and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

Section 6. Registration of Subscribed Shares.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of

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Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep

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public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration

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Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

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(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States

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dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information

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and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers.

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Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Advance Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance

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with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

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(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

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(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Other Advance Funding Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Advance Funding Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Other Advance Funding Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

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(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

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(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Advance Funding Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Advance Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to

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SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Advance Funding Subscriber or any other investor under the Other Advance Funding Subscription Agreements the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Advance Funding Subscriber under this Subscription Agreement or any Other Advance Funding Subscriber under the Other Advance Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Advance Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Advance Funding Subscriber or investor or by any agent or employee of any Other Advance Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Advance Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Advance Funding Subscription Agreement, and no action taken by Subscriber or Other Advance Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Advance Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Advance Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Advance Funding Subscription Agreements. Subscriber acknowledges that no Other Advance Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Advance Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Advance Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

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(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

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IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:   Patrick Schultheis

  Jeana S. Kim

  Nathan Robinson

Email:  pschultheis@wsgr.com

  jskim@wsgr.com

  nrobinson@wsgr.com

[Signature Page to Advance Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: __________________________________	State/Country of Formation or Domicile: ____
By: ________________________________________________
Name: ______________________________________________
Title: _______________________________________________
Name in which Subscribed Shares are to be registered (if different):	Date: ________________
_____________________________________________________
Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):
_____________________________________________________	__________________________________________________
City, State, Zip: ______________________________________	City, State, Zip: _____________________________________
Attn: _______________________________________________	Attn: _____________________________________________
Telephone No.: _______________________________________	Telephone No.: _____________________________________
Email for notices: _____________________________________	Email for notices (if different): _________________________
Number of Shares subscribed for: ________________________
Wallet address for return of XRP, if applicable (if subscribing for XRP):
_____________________________________________________

Form of Payment:

☐	Cash: $_______

☐	XRP: ______ XRP

[Signature Page to Advance Funding Subscription Agreement]

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐   Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐   Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐   Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐   Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a)—(c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[•], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [•] (“Assignor”) and [•] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [•], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[•]

[By: [•]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [•]

[•]

[By: [•]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [•], 2025

Assignee’s EIN: [•]

Business Address	Mailing Address (if different):

[•]
[•]
Attn: [•]	Attn:

Telephone No.: [•]	Telephone No.:
Facsimile No.: [•]	Facsimile No.:

Number of Shares in Transferred Interest: [•]

Price Per Share: $[10.00]

Exhibit 10.6

DELAYED FUNDING SUBSCRIPTION AGREEMENT

This DELAYED FUNDING SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [•], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Closing (as defined below), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the Closing Date (as defined below), a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Share Price”), payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco simultaneously with such acquisition;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Other Delayed Funding Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Delayed Funding Subscribers” and together with Subscriber, the “Delayed Funding Subscribers”), pursuant to which the Other Delayed Funding Subscribers have agreed to purchase shares of Pubco Class A Common Stock on the Closing Date at the Per Share Price (such shares of the Other Delayed Funding Subscribers, the “Other Delayed Funding Subscribed Shares” and, together with the Subscribed Shares (as defined below), the “Delayed Funding Subscribed Shares”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units in accordance with such Ripple Party Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco, in accordance with such Series C Subscription Agreement;

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Delayed Funding Subscribers, any Advance Funding Subscribers, any Ripple Party Subscribers and the Series C Subscriber, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

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Section 1. Subscription.

(a) Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber, upon payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Closing (such subscription and issuance, the “Subscription”).

(b) Payment for the Shares shall be made by Subscriber, at its sole election, in either cash or XRP.

(c) For purposes of this Agreement:

(i) “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

(ii) “Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

(iii) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Closing Date XRP Token VWAP.

(d) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(e) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A DELAYED FUNDING SUBSCRIPTION AGREEMENT, DATED [•], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

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Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the same date as the Transactions, at least two (2) hours following the consummation of the SPAC Merger (the “Closing Date”).

(b) At least five (5) Business Days (as defined below) before the anticipated Closing Date, Pubco shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) either (x) the wire instructions for delivery of the Subscription Price to Pubco (or Pubco’s designee), if the Subscription Price is to be paid in cash, or (y) the wallet address maintained by BitGo Trust Company, Inc. in the name of Pubco (or Pubco’s designee) in the name of Pubco specified in Annex A hereto, if the Subscription Price is to be paid in XRP (the “Custodial Account”). For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(c) No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to Pubco such information as is reasonably requested in the Closing Notice in order for Pubco to issue the Subscribed Shares to Subscriber. Subscriber shall deliver the Subscription Price as follows:

(i) If Subscriber is delivering the Subscription Price in cash, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time), on the Closing Date, the Subscription Price in cash via wire transfer of United States dollars in immediately available funds to the account specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(ii) If Subscriber is delivering the Subscription Price in XRP, Subscriber shall deliver to Pubco (or via Pubco’s designee), prior to 9:30 a.m. (Eastern time) on the Closing Date, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to the Custodial Account as specified in the Closing Notice against delivery (with such delivery to occur promptly following receipt of the Subscription Price) by Pubco to Subscriber of the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber.

(iii) As promptly as practicable after the Closing, Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book-entry form) on and as of the Closing Date.

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(d) In the event that the consummation of the Transactions does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return (i) the funds so delivered by Subscriber to Pubco by wire transfer in immediately available funds to the account specified by Subscriber and (ii) any XRP so delivered by Subscriber to Pubco to the wallet address specified by Subscriber in the signature page hereto. Notwithstanding such return or release (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7, Subscriber shall remain obligated to redeliver funds to Pubco, as set forth in the Closing Notice, following Pubco’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and Subscriber and Pubco shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in this Section 2 following Pubco’s delivery to Subscriber of a new Closing Notice.

(e) The obligations of Pubco, the Company, SPAC and Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or, if permitted by applicable law, waiver by the parties hereto, of the conditions that, on the Closing Date:

(i) all conditions precedent to the closing of the Transactions set forth in Article IX (Closing Conditions) of the BCA shall have been satisfied or waived by the person with the authority to give such waiver (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (as determined solely by the parties to the BCA in accordance therewith); and

(ii) no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose such restraint or prohibition.

(f) The obligations of Pubco, the Company and SPAC to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction, or waiver by Pubco, the Company and SPAC, of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct at and as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable; and

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(ii) Subscriber shall have wired the Subscription Price, or delivered the XRP Amount, in accordance with Section 2(c) and otherwise performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(g) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Closing) are subject to the satisfaction or waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Pubco contained in this Subscription Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Pubco Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects or (B) representations and warranties that speak as of a specified earlier date, which representations and warranties shall be true and correct as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Pubco of each of its representations, warranties and agreements contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transactions, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Pubco Material Adverse Effect;

(ii) no Other Delayed Funding Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Delayed Funding Subscribed Shares) shall have been amended, modified or waived in any manner that benefits any Other Delayed Funding Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Delayed Funding Subscriber or its affiliates or related persons);

(iii) no amendments, modifications or waivers to the terms of the BCA (as it exists on the date hereof as provided to Subscriber) shall have occurred, in each case, in a matter that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement (unless Subscriber has provided its written consent thereto);

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(iv) all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange (as defined below) and any stockholder approval required by applicable Stock Exchange rules and regulations) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent Pubco, the Company and SPAC from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(v) Pubco, the Company and SPAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Pubco, the Company or SPAC, respectively, at or prior to the Closing; and

(vi) there has not occurred any Material Adverse Effect (as defined in the BCA) since the date of this Subscription Agreement that is continuing, which the applicable parties to the BCA have not waived.

(h) Prior to or at the Closing, Subscriber shall deliver to Pubco all such other information as is reasonably requested in order for Pubco to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

(i) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (A) (i) the Subscription Funding, (ii) any other subscriptions of Shares effected pursuant to the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and (iii) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c)of the Code) the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof and as of the Closing, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into

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and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

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(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association, bylaws or other similar organizational documents (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

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(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Delayed Funding Subscribed Shares as contemplated by the Other Delayed Funding Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Delayed Funding Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(m) Upon the Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Delayed Funding Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(p) All Subscription Agreements in respect of Delayed Funding Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Delayed Funding Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

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Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court

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or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex B or Annex C hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex B or Annex C following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

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(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 5. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other

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economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

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(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as

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required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

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(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1(b), Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1(b). Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1(b).

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 3, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Delayed Funding Subscriber pursuant to an Other Delayed Funding Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Delayed Funding Subscriber, or any person claiming through Subscriber or any Other Delayed Funding Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Closing Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

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(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 4(bb) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

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Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Closing Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date

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Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

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(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 5(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco

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shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 5, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 5 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or

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any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 5(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 5 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying

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party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends

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applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 5 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 6. Open Market Purchases.

(a) (i) In the event Subscriber elects to purchase SPAC Class A Common Shares from one or more third parties for its own account pursuant to open-market transactions at a price of less than the per-share amount payable in connection with a redemption of such SPAC Class A Common Shares (the “Open-Market Purchase Shares”) after the date hereof and prior to the record date (the “Record Date”) fixed for voting at the extraordinary general meeting of shareholders of SPAC held to approve the Transactions (the “SPAC Shareholder Meeting”), and/or (ii) to the extent Subscriber elects to apply any SPAC Class A Common Shares it beneficially owns as of the date of this Subscription Agreement (the “Currently Owned Shares”, with such number of Currently Owned Shares not to exceed the number of Shares listed on the signature

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page hereto), the number of Subscribed Shares that Subscriber shall be obligated to purchase pursuant to this Subscription Agreement, may be reduced on a one-for-one basis, at Subscriber’s election, by up to the total number of Subscribed Shares subscribed for by Subscriber pursuant to the terms of this Subscription Agreement (the “Reduction Right”); in each case, subject to Subscriber agreeing, (x) with respect to the Open-Market Purchase Shares, to (1) not sell or otherwise transfer such Open-Market Purchase Shares prior to the consummation of the Transactions, (2) not vote any Open-Market Purchase Shares in favor of approving the Transactions and instead submit a proxy form abstaining from voting thereon, and (3) to the extent it has the right to have any of its Open-Market Purchase Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Open-Market Purchase Reduction Conditions”), and (y) with respect to the Currently Owned Shares, to (1) not sell or otherwise transfer such Currently Owned Shares prior to the consummation of the Transactions, (2) vote all of its Currently Owned Shares in favor of approving the Transactions at the SPAC Shareholder Meeting, and (3) to the extent it has the right to have any of its Currently Owned Shares redeemed for cash in connection with the consummation of the Transactions, not exercise any such redemption rights (collectively, the “Currently Owned Shares Reduction Conditions”).

(b) Subscriber shall, no later than one (1) Business Day after the Record Date, deliver a certificate (the “Certificate”) to Pubco and SPAC, signed by Subscriber, certifying: (i) the number of Subscribed Shares for which Subscriber has elected to exercise its Reduction Right, including the number of Open-Market Purchase Shares and Currently Owned Shares so elected, and (ii)(x) with respect to any such Open-Market Purchase Shares, (1) the date of such Open-Market Purchase, (2) the price per share at which such Open-Market Purchase Shares were purchased by Subscriber, and (3) an affirmation that Subscriber complied and will continue to comply with the Open-Market Purchase Reduction Conditions, and (y) with respect to any such Currently Owned Shares, an affirmation that Subscriber has complied and will continue to comply with the Currently Owned Shares Reduction Conditions. In the event that subsequent to exercising its Reduction Right, Subscriber desires to lower the number of Subscribed Shares subject to such reduction (i.e., increase the number of Subscribed Shares to be purchased pursuant to this Subscription Agreement), Subscriber may so amend the Certificate with the consent of Pubco and SPAC. Notwithstanding anything to the contrary in the foregoing, no later than three (3) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall reaffirm to Pubco and SPAC in writing that the certifications included in the Certificate are true and correct.

Section 7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

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Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Delayed Funding Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

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(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

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(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex D hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

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(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

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(u) SPAC shall (i) on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Delayed Funding Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 5(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Delayed Funding Subscriber or any other investor under the Other Delayed Funding Subscription Agreements, the Advance Funding Subscription Agreements, the Ripple Party Subscription Agreements and the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Delayed Funding Subscriber under this Subscription Agreement or any Other Delayed Funding Subscriber under the Other Delayed Funding Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Delayed Funding Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which

33

may have been made or given by any Other Delayed Funding Subscriber or investor or by any agent or employee of any Other Delayed Funding Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Delayed Funding Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Delayed Funding Subscription Agreement, and no action taken by Subscriber or Other Delayed Funding Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Delayed Funding Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Delayed Funding Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Delayed Funding Subscription Agreements. Subscriber acknowledges that no Other Delayed Funding Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Delayed Funding Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Delayed Funding Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

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IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:	Patrick Schultheis
Jeana S. Kim
Nathan Robinson
Email:	pschultheis@wsgr.com
jskim@wsgr.com
nrobinson@wsgr.com

[Signature Page to Delayed Funding Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile: ____
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):	Date: ________________

Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares subscribed for:
Wallet address for return of XRP, if applicable (if subscribing for XRP):

Form of Payment:

☐	Cash: $[•]

☐	XRP: [•] XRP

[Signature Page to Delayed Funding Subscription Agreement]

ANNEX A

WALLET ADDRESS OF PUBCO

[Omitted.]

ANNEX B

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex B should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐ Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐ Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX C

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX D

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[•], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [•] (“Assignor”) and [•] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [•], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 8(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[•]

[By: [•]]

By:

Name:

Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [•]

[•]

[By: [•]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [•]

Assignee’s EIN: [•]

Business Address	Mailing Address (if different):

[•]
[•]
Attn: [•]	Attn:

Telephone No.: [•]	Telephone No.:
Facsimile No.: [•]	Facsimile No.:

Number of Shares in Transferred Interest: [•]

Price Per Share: $[10.00]

Exhibit 10.7

SERIES C SUBSCRIPTION AGREEMENT

This SERIES C SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 19, 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and Arrington XRP Capital Fund, LP, a Delaware limited partnership (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares, par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, a number of shares (the “Shares”) of (i) Pubco Class A Common Stock at a price of $10.00 per Share (the “Per Share Price”) and (ii) Class C common stock, par value $0.0001 per share, of Pubco (the “Pubco Class C Common Stock” and, together with the Pubco Class A Common Stock and the Pubco Class B Common Stock, the “Pubco Common Stock”), each having the rights, privileges and preferences set out in the Pubco Organizational Documents (as defined below), at the Per Share Price, in each case payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Shares at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase shares of Pubco Class A Common Stock (the “Advance Funding Shares”) in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock (the “Delayed Funding Shares”) in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Ripple Party Subscription Agreements” and, together with the Advance Funding Subscription Agreements and the Delayed Funding Subscription Agreements, the “Other Subscription Agreements”) with certain other investors that are affiliates of Ripple (the “Ripple Party Subscribers” and, together with the Advance Funding Subscribers and the Delayed Funding Subscribers, the “Other Subscribers”), pursuant to which the Ripple Party Subscribers have agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and Company Units (the “Ripple Party Equity Interests” and, together with the Advance Funding Shares and the Delayed Funding Shares, the “Other Subscribed Equity Interests”) in accordance with such Ripple Party Subscription Agreements;

WHEREAS, as a condition to the Subscription (as defined below), Subscriber has agreed that it shall be restricted from offering, selling, contracting to sell, pledging or otherwise disposing of any of the Subscribed Shares (as defined below) issued to it in connection with the Subscription pursuant to an agreement entered into concurrently with the Transaction Closing between Pubco and Subscriber in substantially the form set forth in Exhibit A hereto (the “Lock-Up Agreement”);

WHEREAS, the parties hereto intend that the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Subscribers, pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply.

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NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco, and Pubco hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco, the Subscribed Shares at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the Subscription Price to Pubco in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco shall become obligated to issue the Subscribed Shares to Subscriber at the Transaction Closing, it being understood that the Subscribed Shares shall be allocated as between Pubco Class A Common Stock and Pubco Class C Common Stock as follows:

(i) Pubco will issue to Subscriber (A) the number of shares of Pubco Class A Common Stock that would result in the Subscriber and the Series C DQ Persons (as defined below) collectively owning, immediately after the Transaction Closing and the other related transactions (including the issuance of any shares of Pubco Class A Common Stock to the Other Subscribers), a number of shares of Pubco Class A Common Stock that would cause Subscriber and such Series C DQ Persons to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of Pubco such that the Series C Attributed Ownership Percentage (as defined below) equals 19.9%, with such shares of Pubco Class A Common Stock allocated among Subscriber and the Series C DQ Persons on a pro rata basis based on the number of Subscribed Shares purchased by, or that would otherwise be issuable in the Transactions to, Subscriber and each Series C DQ Person relative to the aggregate number of Subscribed Shares purchased by, or that would otherwise be issuable in the Transactions to, Subscriber and the Series C DQ Persons, and (B) the number of shares of Pubco Class C Common Stock that is equal to the number of Subscribed Shares minus the number of shares of Pubco Class A Common Stock issued to Subscriber pursuant to clause (A) above. The aggregate number of Subscribed Shares issued to Subscriber and the aggregate Subscription Price shall not change as a result of such allocation, and the Per Share Price shall be identical for the shares of Pubco Class A Common Stock and shares of Pubco Class C Common Stock.

(ii) For purposes of Section 1(a)(i):

(1) “Outstanding Voting Shares” means the aggregate number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock to be outstanding as of immediately following the Completion Date;

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(2) “Pubco Class B Common Stock” means the Class B common stock, par value $0.001 per share, of Pubco;

(3) “Pubco Preferred Stock” means the preferred stock, par value $0.001 per share, of Pubco;

(4) “Pubco Voting Preferred Stock” means any shares of Pubco Preferred Stock that have voting rights;

(5) “Ripple Group Holders” means Ripple and any other holders of Pubco Common Stock, Pubco Preferred Stock, Company Units or other equity interests in Pubco or the Company who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act;

(6) “RippleWorks” means RippleWorks Inc., a Delaware nonprofit nonstock corporation.

(7) “Series C Attributed Ownership Percentage” means the quotient of (x) the sum of (i) the number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock, if applicable, held by Subscriber, RippleWorks and the Series C DQ Persons and (ii) the Series C Indirect Ownership Amount and (y) the Outstanding Voting Shares;

(8) “Series C DQ Persons” means any holders of Pubco Common Stock, Pubco Voting Preferred Stock or Company Units who are “disqualified persons” with respect to RippleWorks within the meaning of Section 4946 of the Code for purposes of the excess business holdings rules set forth in Code Section 4943.

(9) “Series C Indirect Ownership Amount” means, at any given time, the aggregate number of shares of Pubco Class A Common Stock, Pubco Class B Common Stock and Pubco Voting Preferred Stock (without duplication) that Subscriber, RippleWorks and any Series C DQ Person are deemed to indirectly own under the excess business holdings rules set forth in Code Section 4943 as a result of Subscriber’s, RippleWorks’ or any other Series C DQ Person’s ownership of stock in a corporation, profits interest in a partnership, or beneficial interest in a trust, estate or unincorporated enterprise that, in each case, beneficially owns Pubco Class A Common Stock, and/or Pubco Class B Common Stock and/or Pubco Voting Preferred Stock.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Shares” means such number of Shares equal to the quotient of (i) the Subscription Price and (ii) the Per Share Price.

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(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Shares” means such number of Shares equal to (i) the Initial Subscribed Shares plus (ii) any Adjustment Shares (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Shares with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Shares with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco:

(i) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(ii) such information as is reasonably requested by Pubco in order for Pubco to issue the Subscribed Shares to Subscriber.

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(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP. Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction, or waiver by Subscriber, of the additional condition that, on the date hereof, no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Subscriber with respect to the economic terms governing the purchase and sale of such Other Equity Interests unless the Subscriber shall have been offered in writing the same economic benefits; provided, however, that this Section 1(f) shall not apply to (i) any allocation of the Subscribed Shares between Pubco Class A Common Stock and Pubco Class C Common Stock (subject to the ownership-limit mechanics and related calculations set forth in Section 1(a), so long as the aggregate Subscription Price and Per Share Price are identical, (ii) any differences between the non-economic rights of any shares of Pubco Class C Common Stock and the non-economic rights of shares of Pubco Class A Common Stock, (iii) any terms that are particular to the legal, regulatory, tax or policy requirements of any Other Subscriber or its affiliates or (iv) matters that do not impact the economic terms of the purchase and sale of the Subscribed Shares; provided further, that Pubco and/or the Company shall notify the Subscriber promptly if any Other Subscription Agreement (or other agreements or understandings (including

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side letters) entered into in connection therewith or in connection with the sale of the Other Equity Interests) shall have been amended, modified or waived in any manner that materially benefits any Other Subscriber with respect to non-economic terms governing the purchase and sale of the Other Equity Interests.

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet account designated in writing by Pubco; and (iii) upon such release of Custody XRP, Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), Pubco shall deliver to each Subscriber evidence from Pubco’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Completion Date.

(b) No fractional Shares will be issued. In determining such number of Subscribed Shares to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Shares.

(c) The Subscribed Shares shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A SERIES C SUBSCRIPTION AGREEMENT, DATED OCTOBER 19, 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

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(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Advance Funding Subscribers and Ripple Party Subscribers) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to Subscriber, the Advance Funding Subscribers and the Ripple Party Subscribers.

(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

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(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Other Subscription Agreements and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the Transaction Closing (in which case such portion is intended to be treated at such time as transferred from the Subscriber to Pubco, with the Subscription being treated as set forth in Section 2(g)(i)(A)) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion); and (iii) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (ii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iii), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Shares, Pubco shall calculate the number of Adjustment Shares issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Shares” shall mean such number of Shares equal to the product of (i) the number of Initial Subscribed Shares issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Shares shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the Completion Date.

Section 4. SPAC and Pubco Representations and Warranties. Each of SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, and Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to

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the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The issuance and sale of the Subscribed Shares, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration with Pubco’s transfer agent), will have been duly authorized by Pubco and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”) or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes.

(d) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC and Pubco, and assuming the due authorization, execution and delivery of the same by the Company and Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of SPAC and Pubco, enforceable against each of SPAC and Pubco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by

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which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, neither SPAC nor Pubco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 7, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect or a Pubco Material Adverse Effect, as applicable.

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(h) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(i) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by Pubco to Subscriber.

(j) Neither Pubco nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither Pubco nor any person acting on its behalf (other than the Company and its persons acting on its behalf in such capacity, as to whom neither SPAC nor Pubco make any representations) has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale by Pubco of the Subscribed Shares as contemplated hereby or the Other Subscribed Equity Interests as contemplated by the Other Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares or the Other Subscribed Equity Interests, as contemplated hereby, to the registration provisions of the Securities Act.

(k) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(l) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(m) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(n) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(o) When issued, all issued and outstanding Pubco Class A Common Stock and Pubco Class C Common Stock will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights, and the Pubco Class C Common Stock will be convertible into Pubco Class A Common Stock pursuant to and in the manner set forth in the Pubco Organizational Documents. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, Pubco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco is a party or by which it is bound relating to the voting of any Pubco Class A Common Stock or Pubco Class B Common Stock or other equity interests in Pubco, other than as contemplated by the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Subscribed Shares, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(p) Except as provided or permitted pursuant by Section 1(f), all Other Subscription Agreements in respect of the Subscribed Shares reflect the same Per Share Price and substantially the same other material terms and conditions with respect to the purchase of Shares that are no more favorable in the aggregate to the Other Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).

(q) Pubco is not, and immediately after receipt of payment for the Subscribed Shares and the Transaction Closing, will not be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(r) Neither Pubco nor any of its controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

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Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by Pubco, the Company and SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries) is bound or to which any of the property or assets of Subscriber (or any of its subsidiaries) is subject; (ii) conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries) or any of its properties (or the properties of any of its subsidiaries) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Shares.

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(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Shares except as set forth in Section 7. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective

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registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares are earlier registered on a Registration Statement, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Pubco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company or SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco expressly set forth in this Subscription Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

(i) In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco concerning the Company, SPAC, Pubco, the Subscribed Shares or the Subscription, and has been offered the opportunity to ask questions of Pubco and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if

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any, have deemed necessary to make an investment decision with respect to the Subscribed Shares, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Shares. Other than as set forth herein, none of SPAC, Pubco or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Shares.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Shares pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Shares and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

(l) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco (and its Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

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(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubco. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in Subscribed Shares.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with

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its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Pubco as a result of the purchase and sale of Subscribed Shares hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Pubco from and after the date hereof as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to Pubco pursuant to Section 1.

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(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco and SPAC contained in Section 4, in making its investment or decision to invest in Pubco. Subscriber agrees that no Other Subscriber pursuant to an Other Subscription Agreement or any other agreement related to the private placement of Shares (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Subscriber, or any person claiming through Subscriber or any Other Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Shares.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Shares (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares, other than binding commitments it may have to transfer and/or pledge such Subscribed Shares upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC or Pubco from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts,

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calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC or Pubco (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco as a result of the purchase and sale of the Subscribed Shares.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and Pubco.

(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 11(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 11(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC and Pubco expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(bb) to Pubco after the issuance of the initial press release as described in Section 11(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

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(dd) Subscriber covenants that it will enter into a Lock-Up Agreement concurrently with the Transaction Closing in substantially the form attached as Exhibit A hereto.

Section 6. Right of First Refusal.

(a) In the event that, on or after the date hereof and up to and including the Completion Date, Pubco proposes to issue any shares of Pubco Common Stock or securities convertible into or exercisable or exchangeable for Pubco Common Stock (collectively, “Equity Securities”) by way of a private placement for cash or XRP consideration (an “Equity Financing”), Pubco shall use commercially reasonable efforts to notify Subscriber in advance of such Equity Financing. Subscriber shall then have the right (the “Right of First Refusal”) to subscribe for and purchase such number of Equity Securities as would result in Subscriber and its affiliates collectively beneficially owning a number of shares of Pubco Common Stock that, when taken together with the Subscribed Shares, would result in a total ownership percentage in Pubco Common Stock immediately following the Equity Financing equal to the Subscriber’s Percentage, for the consideration and on the same terms and conditions as offered to the other potential investors under the Equity Financing; provided that to the extent any Pubco Common Stock is issuable to Subscriber pursuant to the exercise of the Right of First Refusal (whether at the closing of the Equity Financing or upon the subsequent conversion, exercise or exchange of any Equity Securities acquired by Subscriber thereunder), the allocation of such Pubco Common Stock as between Pubco Class A Common Stock and Pubco Class C Common Stock shall be determined subject to and in accordance with Section 1(a)(i).

(b) Notwithstanding anything to the contrary contained in this Subscription Agreement, the Right of First Refusal will not apply to:

(i) securities issued by Pubco upon conversion, exchange or exercise of currently outstanding convertible securities or options (including, for the avoidance of doubt, as a result of the exchange of any Company Units existing as of the date of this Agreement into shares of Pubco Class A Common Stock),

(ii) securities issued by Pubco to employees, consultants, or directors pursuant to an equity incentive plan approved by the board of directors of Pubco;

(iii) securities issued by Pubco in connection with a strategic partnership, merger or acquisition; and

(iv) securities offered pursuant to a registration statement under the Securities Act.

(c) For purposes of this Section 6:

(i) “Outstanding Equity Securities” means the number of issued and outstanding shares of Pubco Common Stock immediately after the Transaction Closing (including any shares issuable pursuant to the Other Subscription Agreements); and

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(ii) “Subscriber’s Percentage” means the percentage of the Outstanding Equity Securities to be owned beneficially by Subscriber immediately after the Transaction Closing and is calculated by multiplying 100 by a fraction, the numerator of which is the number of Subscribed Shares and the denominator of which is the number of Outstanding Equity Securities.

Section 7. Registration of Subscribed Shares.

(a) Subject to Section 7(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares that constitute Pubco Class A Common Stock and a number of shares of Pubco Class A Common issuable upon conversion of shares of Pubco Class C Common Stock in accordance with the Pubco Organizational Documents and that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such

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amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 7.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver

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all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary

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in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 7, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 7 shall have been duly assigned.

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(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 7(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 7 of which Pubco receives notice whether oral or in writing.

(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

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(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 7, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(k) from any person or entity who was not guilty of such fraudulent misrepresentation.

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Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Shares, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 7 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

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Section 8. Termination. The obligations and restrictions of Section 7 and Section 11(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder other than the rights and obligations set forth in Section 10 hereof shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 8, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 9. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust

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Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 9 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 9 shall survive termination of this Subscription Agreement.

Section 10. Covenants. Pubco hereby covenants and agrees as follows:

(a) At any time when Subscriber, RippleWorks or any other Series C DQ Person is a shareholder of Pubco, Pubco shall ensure that the Series C Attributed Ownership Percentage does not exceed twenty percent (20%). In furtherance thereof, Pubco will not seek to amend, or otherwise approve or support the amendment of, and will seek to maintain in all respects, Section 11(b) of Article 4 of Pubco’s amended and restated articles of incorporation as set forth on Exhibit B hereto (the “Articles”) without the prior written consent of Subscriber.

(b) At any time when Subscriber, RippleWorks or any other Series C DQ Person is a shareholder of Pubco and at least 95% of Pubco’s gross income is derived from “passive sources” within the meaning of Code Section 4943(d)(3), either on an annual basis or on average over the ten (10) preceding tax years, or such shorter period of its existence, Pubco shall not hold ownership interests in any company that would cause Subscriber, RippleWorks and/or any other Series C DQ Persons to own collectively, directly or indirectly (as determined under Code Section 4943(d)(1)), twenty percent (20%) or more of the voting stock or profits interest of any such company, unless at least 95% of such company’s gross income is derived from “passive sources” within the meaning of Code Section 4943(d)(3). For these purposes, income from “passive sources” includes dividends, interest, and annuities within the meaning of Code Section 512(b)(1), royalties within the meaning of Code Section 512(b)(2), rental income from real property within the meaning of Code Section 512(b)(3), and gains on the sale or other disposition of property other than stock in trade of a kind that would be properly includible in inventory at the end of the year, or property held primarily for sale to customers in the ordinary course of business within the meaning of Code Section 512(b)(5). Pubco expressly acknowledges that the definition of “passive” under Code Section 469 does not apply in this context.

Section 11. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and any of its Representatives shall be entitled to deduct and withhold from the Registrable Securities and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or

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withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 11(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 11(c).

(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco agrees to promptly notify Subscriber, if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing,

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Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 11(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco and SPAC may request from Subscriber such additional information as Pubco or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

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(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 11(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE

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TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 11(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement and the Other Subscription Agreements, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC and Pubco

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(such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 7(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

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(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

37

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	President

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name:	Asheesh Birla
Title:	Chief Executive Officer

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:	/s/ Taryn Naidu
Name:	Taryn Naidu
Title:	Chief Executive Officer

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

[Signature Page to Series C Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ARRINGTON XRP CAPITAL FUND, LP

By:	/s/ J. Michael Arrington
Name:	J. Michael Arrington
Title:	Managing Member

Address for Notices:

Arrington XRP Capital Fund, LP

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attn: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn: Patrick Schultheis; Jeana S. Kim; Nathan Robinson; Ethan Lutske; Kenji Strait

Email: pschultheis@wsgr.com; jskim@wsgr.com; nrobinson@wsgr.com; elutske@wsgr.com; kstrait@wsgr.com

Subscription Information:

Number of Shares subscribed for:

Wallet address for return of XRP:

Subscription Information:

☐	Cash: $

☒	XRP:

[Signature Page to Series C Subscription Agreement]

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

EXHIBIT B

SECTION 11(b) OF ARTICLE 4 OF PUBCO AMENDED AND RESTATED ARTICLES OF INCORPORATION

(b) Series C Maximum Ownership Restriction.

(i) Notwithstanding anything in these Articles of Incorporation to the contrary, at any time that an attempted Transfer or issuance by the Company of Common Stock or Voting Preferred Stock, if applicable (collectively, an “Applicable Transfer”) would cause the Series C Attributed Ownership Percentage to exceed 19.9% (the “Series C Maximum Ownership Restriction” and, together with the Ripple Group Maximum Ownership Restriction, the “Maximum Ownership Restrictions”), immediately prior to the Applicable Transfer being given effect, a number of shares of Class A Common Stock and/or Class B Common Stock equal to the Mandatory Conversion Number with respect to such Applicable Transfer shall, respectively, be converted into Class C Common Stock or the Applicable Transfer shall be void and of no force or effect such that, following such transactions and at the time the Applicable Transfer is given effect, the Series C Attributed Ownership Percentage shall not exceed the Series C Maximum Ownership Restriction (the “Applicable Transaction”); provided that (1) the conversion of shares as a result of an Applicable Transaction shall be applied on a pro rata basis with respect to the Class A Common Stock and/or Class B Common Stock taken into account in clause (x) of the definition of Series C Attributed Ownership Percentage and (2) for the avoidance of doubt, an Applicable Transfer shall include any redemption of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, if applicable, by the Corporation that would cause the Series C Attributed Ownership Percentage to exceed the Series C Maximum Ownership Restriction. This Section 11(b) is intended to ensure that the Series C Attributed Ownership Percentage does not exceed the Series C Maximum Ownership Restriction, and shall be interpreted in accordance therewith.

(ii) Each outstanding stock certificate that, immediately prior to an Applicable Transfer, represented one or more shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, subject to an Applicable Transaction shall, upon such Applicable Transaction, be deemed to represent an equal number of shares of Class C Common Stock, without the need for surrender or exchange thereof, except to the extent that the Applicable Transfer of such shares of Class A Common Stock, Class B Common Stock or Voting Preferred Stock, as applicable, is otherwise void pursuant to Section 11(b)(i). The Corporation shall, upon the request of any holder whose shares of Class A Common Stock or Class B Common Stock, as applicable, have been converted into shares of Class C Common Stock as a result of an Applicable Transaction and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable (if any), issue and deliver to such holder certificate(s) representing the shares of Class C Common Stock into which such holder’s shares of Class A Common Stock or Class B Common Stock, as applicable, were converted as a result of such Applicable Transfer (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class A Common Stock or Class B Common Stock, as applicable, that is converted pursuant to this Section 11(b)(ii) shall thereupon be canceled by Corporation and restored to the status of authorized but unissued shares.

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐	Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐	Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐	Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐

Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Shares may be lawfully communicated or caused to be communicated.

☐	Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Shares. Please place a checkmark in the box next to any categories that apply to you1:

☐	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

☐	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

☐	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

☐	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[•], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [•] (“Assignor”) and [•] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [•], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from Pubco at the Transaction Closing [all of the Shares][a portion of the shares] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[•]

[By: [•]]

By:

Name:

Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [•]

[•]

[By: [•]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [•], 2025

Assignee’s EIN: [•]

Business Address	Mailing Address (if different):

[•]
[•]
Attn: [•]	Attn:

Telephone No.: [•]	Telephone No.:
Facsimile No.: [•]	Facsimile No.:

Number of Shares in Transferred Interest: [•]

Price Per Share: $[10.00]

Exhibit 10.8

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on [•], 2025, by and among Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), and the undersigned subscriber (“Subscriber”).

WHEREAS, on or about the date hereof, (a) SPAC, (b) Pubco, (c) Evernorth Corporate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), (d) Evernorth Company Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (e) the Company, and (f) Ripple Labs Inc., a Delaware corporation (“Ripple”), entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “BCA”);

WHEREAS, prior to the date of the Transaction Closing (as defined below) (the “Completion Date”), on the terms and subject to the conditions set forth in the BCA, SPAC will change its jurisdiction of incorporation such that it becomes a corporation organized under the laws of the State of Delaware (the “SPAC Domestication”);

WHEREAS, pursuant to and in accordance with the BCA, (a) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Company Merger”), and with Ripple receiving one share of Class A common stock, par value $0.001 per share, of Pubco (“Pubco Class A Common Stock”) for each unit of the Company (each, a “Company Unit”) held by Ripple and exchanged subject to certain limitations on the initial holdings of Ripple and certain related entities included in the BCA, and (b) simultaneously with the Company Merger, SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger” and, together with the Company Merger, the “Mergers” and, together with the other transactions contemplated by the BCA, the “Transactions”), with (x) shareholders of SPAC receiving one share of Pubco Class A Common Stock for each Class A ordinary share, par value $0.0001 per share, of SPAC (the “SPAC Class A Common Shares”) held by such shareholder, and (y) warrantholders of SPAC receiving one warrant to purchase Pubco Class A Common Stock for each warrant to purchase SPAC Class A Common Shares par value $0.0001, of SPAC held by such warrantholders, and upon the Transaction Closing, Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the BCA;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from Pubco, on the date hereof, (i) a number of shares of Pubco Class A Common Stock (the “Shares”) at a price of $10.00 per Share (the “Per Equity Interest Price”), and (ii) a number of Company Units (together with the Shares, the “Equity Interests”), with the Company Units having the rights, privileges and preferences set out in that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of the Completion Date (as amended, modified, or supplemented from time to time, including pursuant to any joinder agreements executed in accordance therewith, the “LLC Agreement”) at the Per Equity Interest Price, in each case payable in cash or by contribution of XRP in accordance with the terms of this Agreement, and Pubco desires to issue to Subscriber such Equity Interests at the Transaction Closing (as defined below) in consideration of the payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to Pubco;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into subscription agreements (the “Other Ripple Party Subscription Agreements” and, together with this Subscription Agreement, the “Ripple Party Subscription Agreements”) with certain other investors (the “Other Ripple Party Subscribers” and together with Subscriber, the “Ripple Party Subscribers”), pursuant to which the Other Ripple Party Subscribers have agreed to subscribe for and purchase Equity Interests at the Per Equity Interest Price (such equity interests of the Other Ripple Party Subscribers, the “Other Ripple Party Subscribed Equity Interests” and, together with the Subscribed Equity Interests (as defined below), the “Aggregate Ripple Party Equity Interests”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into delayed funding subscription agreements (the “Delayed Funding Subscription Agreements”) with certain other investors (the “Delayed Funding Subscribers”), pursuant to which the Delayed Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Delayed Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into advance funding subscription agreements (the “Advance Funding Subscription Agreements”) with certain other investors (the “Advance Funding Subscribers”), pursuant to which the Advance Funding Subscribers have agreed to subscribe for and purchase Pubco Class A Common Stock in accordance with such Advance Funding Subscription Agreements;

WHEREAS, on or about the date of this Subscription Agreement, SPAC, the Company and Pubco are entering into a subscription agreement (the “Series C Subscription Agreement”) with Arrington XRP Capital Fund, LP, a Delaware limited partnership (the “Series C Subscriber” and, together with the Advance Funding Susbcribers, the Delayed Funding Subscribers and the Ripple Party Subscribers, the “Other Subscribers”), pursuant to which such Series C Subscriber has agreed to subscribe for and purchase a number of shares of Pubco Class A Common Stock and a number of shares of Class C common stock, par value $0.001 per share, of Pubco (the “Pubco Class C Common Stock”), in accordance with such Series C Subscription Agreement;

WHEREAS, as a condition to the Subscription (as defined below), Subscriber has agreed that it shall be restricted from offering, selling, contracting to sell, pledging or otherwise disposing of any of the Subscribed Equity Interests (as defined below) issued to it in connection with the Subscription pursuant to an agreement entered into concurrently with the Transaction Closing between Pubco and Subscriber in substantially the form set forth in Exhibit A hereto (the “Lock-Up Agreement”);

2

WHEREAS, the parties hereto intend that (i) the contributions of cash or XRP to Pubco (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Shares by the Subscriber, taken together with (i) the contributions of cash or XRP to Pubco in exchange for the subscription of the Shares by any Other Subscribers pursuant to the terms of the applicable Subscription Agreements and each such subscriber and (ii) the Mergers, collectively, are undertaken pursuant to an integrated plan and constitute a single integrated transaction and will be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply, and (ii) the contributions of cash or XRP to the Company (including through the release of any custody account or wallet holding cash or XRP as provided herein) in accordance with the terms of this Agreement in exchange for the subscription and purchase of the Company Units by the Subscriber will be treated as a contribution with respect to which no gain or loss is recognized under Section 721(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Subscription Funding. Subject to the terms and conditions hereof, Subscriber hereby irrevocably agrees to subscribe for and purchase from Pubco and the Company, as applicable, and each of Pubco and the Company, as applicable hereby agrees to issue to Subscriber on the Completion Date, upon release of the Custody XRP (as defined below) from the XRP Custody Wallet (as defined below) as prior payment or contribution of the Subscription Price (as defined below) by or on behalf of Subscriber to each of Pubco and the Company, the Subscribed Shares (as defined below) and the Subscribed Units (as defined below), respectively, at the Transaction Closing (such subscription, the “Subscription”).

(a) Upon execution of this Subscription Agreement, Subscriber shall become obligated to pay or cause to be paid the respective Subscription Price to each of Pubco and the Company in accordance with Section 1(b) and Section 1(c) below (the “Subscription Funding”), and Pubco and the Company, as applicable shall become obligated to issue the Subscribed Shares and the Subscribed Units, respectively, to Subscriber at the Transaction Closing, it being understood that the Subscribed Equity Interests shall be allocated as between Shares and Company Units as follows:

(i) (A) Pubco will issue to Subscriber the number of Shares (the “Subscribed Shares”) that would result in the Ripple Group Holders (as defined below) collectively owning, immediately after the Transaction Closing and the other related transactions (including the issuance of any shares of Pubco Class A Common Stock to the Other Subscribers), a number of Shares that would cause such Ripple Group Holders to be the beneficial owners (as defined in Rule 13d-3 or 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any successor statute or regulation) of capital stock of Pubco such that the Ripple Group Ownership Percentage (as defined below) equals 9.9% (the “Ripple Group Maximum Percentage”), and (B) the Company will issue to Subscriber the number of Company Units (the “Subscribed Units”) that is equal to the number of Subscribed Equity Interests minus the number of Subscribed Shares. The aggregate number of Subscribed Equity Interests issued to Subscriber and the aggregate Subscription Price shall not change as a result of such allocation, and the Per Equity Interest Price shall be identical for the Subscribed Shares and the Subscribed Units.

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(ii) For purposes of Section 1(a)(i):

(1) “Outstanding Voting Shares” means, at any given time, the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding;

(2) “Pubco Class B Common Stock” means the Class B common stock, par value $0.001 per share, of Pubco;

(3) “Pubco Common Stock” means all classes and series of common stock of Pubco, including the Class A Common Stock, Class B Common Stock and Class C Common Stock.

(4) “Pubco Preferred Stock” means the preferred stock, par value $0.001 per share, of Pubco;

(5) “Ripple Group Holders” means Ripple, the Subscriber and any other holders of Pubco Common Stock, Pubco Preferred Stock or Company Units who are collectively deemed to form a “group” as defined in Section 13(d) of the Exchange Act; and

(6) “Ripple Group Ownership Percentage” means the quotient of (x) the number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock beneficially held by the Ripple Group Holders and (y) the Outstanding Voting Shares.

(b) The Subscription Price shall be paid in either cash or XRP, at the Subscriber’s sole election, in such amounts as indicated in Subscriber’s signature page of this Subscription Agreement. For purposes of this Agreement:

(i) “Initial Subscribed Equity Interests” means such number of Equity Interests equal to the quotient of (i) the Subscription Price and (ii) the Per Equity Interest Price.

(ii) “Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(iii) “Subscribed Equity Interests” means such number of Equity Interests equal to (i) the Initial Subscribed Equity Interests plus (ii) any Adjustment Equity Interests (as defined below) issuable to the Subscriber in accordance with Section 3 hereof.

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(iv) “Subscription Price” means (A) if Subscriber elects to subscribe for the Equity Interests with cash, the amount of cash as is set forth on the signature page hereto or (B) if Subscriber elects to subscribe for the Equity Interests with XRP, such amount (in USD) equal to the product of (x) the amount of XRP as is set forth on the signature page hereto (the “XRP Amount”) and (y) the Signing Date XRP Token VWAP.

(c) On or within four (4) Business Days following the date of this Agreement, Subscriber shall deliver:

(i) if Subscriber is delivering the Subscription Price in cash, an amount equal to the total Subscription Price, in such amount as indicated in Subscriber’s signature page to this Subscription Agreement (the “Transferred Funds”) by wire transfer of immediately available funds in U.S. dollars to the bank account specified on Annex A hereto (the “Cash Custody Account”) maintained pursuant to an account arrangement between Pubco and Silicon Valley Bank (“Cash Custodian”); and

(ii) if Subscriber is delivering the Subscription Price in XRP, the XRP Amount, free and clear of any liens, encumbrances or other restrictions, via transfer of the XRP Amount to an unencumbered XRP custody wallet maintained by BitGo Trust Company, Inc. (the “XRP Custodian”) or one of its affiliates at the address specified in Annex B hereto (the “XRP Custody Wallet”).

For the purposes of this Subscription Agreement, “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York City (New York) are not open for a full business day for the general transaction of business.

(d) On or following the date of this Agreement, Subscriber shall deliver to Pubco and the Company:

(i) a duly executed LLC Agreement in the form attached hereto as Annex F, pursuant to which Subscriber shall accept all the rights, duties, and obligations set forth in the LLC Agreement and become a member of the Company, in each case as of the Completion Date;

(ii) a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8; and

(iii) such information as is reasonably requested by Pubco in order for Pubco and/or the Company to issue the Subscribed Equity Interests to Subscriber.

(e) On or prior to the date hereof, Pubco and/or the Company shall enter into agreements with the Cash Custodian and the XRP Custodian or, in each case, agreements with one of their respective affiliates or other third-party liquidity providers and prime brokers (the “Liquidity Providers”) as necessary, for providing for the custody and purchase of XRP.

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Within ten (10) Business Days of the date hereof (the “Funding Period”), Pubco will instruct, on behalf of the Ripple Party Subscribers, the Cash Custodian to transfer all of the Transferred Funds (and any interest accrued thereon) from the Cash Custody Account to the XRP Custodian, to be held in escrow for the benefit of the Ripple Party Subscribers through the Completion Date (the “XRP Funds”). For the avoidance of doubt, Pubco may instruct, on behalf of the Ripple Party Subscribers, such Transferred Funds (and any interest accrued thereon) to be transferred to the XRP Custodian or any such Liquidity Provider immediately upon receipt of any amount of such funds from Subscriber or any Other Subscribers at any time during the Funding Period. Promptly upon receipt of any amount of such XRP Funds and within the Funding Period, Pubco and/or the Company shall instruct, on behalf of the Ripple Party Subscribers, the XRP Custodian or the Liquidity Providers as the case may require, to use the XRP Funds to purchase XRP on behalf of the Ripple Party Subscribers (the “Purchased XRP”, together with the aggregate XRP Amount paid by all Subscribers subscribing in XRP, the “Custody XRP”) at the then-prevailing spot market price of XRP at the time of execution of the trade(s), which shall be disclosed to Pubco in advance. The Custody XRP shall be held in escrow in the XRP Custody Wallet in the name of Pubco but for the benefit of the Advance Funding Subscribers, for which the XRP Custodian or one of its affiliates serves as the XRP Custodian. Pubco and/or the Company shall cause the XRP Custodian and the Liquidity Providers to provide prompt written confirmation to Pubco and/or the Company upon completion of all XRP purchases, including details of the amount of the Purchased XRP, the execution price(s), and any fees incurred. Pubco shall notify Subscriber of the VWAP of all Purchased XRP as promptly as reasonably practicable following execution of the applicable trades.

(f) The obligations of Subscriber to consummate, or cause to be consummated, the transactions contemplated by this Subscription Agreement (including the Subscription Funding) are subject to the satisfaction or waiver by Subscriber of the additional condition that, on the date hereof, no Other Ripple Party Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or in connection with the sale of the Other Ripple Party Subscribed Equity Interests) shall have been amended, modified or waived in any manner that benefits any Other Ripple Party Subscriber unless the Subscriber shall have been offered in writing the same benefits (other than terms particular to the legal or regulatory requirements of such Other Ripple Party Subscriber or its affiliates or related persons).

Section 2. Transaction Closing and Release of Custody XRP.

(a) If the Transaction Closing occurs then, on the Completion Date, (i) Pubco shall deliver a written instruction to the XRP Custodian noting the requirement for the release of the Custody XRP and shall provide the XRP Custodian with the names of the Authorized Persons; (ii) upon receipt by the XRP Custodian of the required authorization by the Authorized Persons, the Custody XRP will be released from the XRP Custody Wallet and transferred to a digital asset wallet accounts designated in writing by Pubco and the Company, as applicable; and (iii) upon such release of Custody XRP, (A) Pubco shall deliver to Subscriber the Subscribed Shares in book-entry form, free and clear of any liens, encumbrances or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber and (B) the Company shall update the Company’s books and records to reflect the admission of Subscriber as a member holding such number of Subscribed Units as described herein and a capital contribution

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under the LLC Agreement by Subscriber in the amount of the Subscription Price paid in respect of the Subscribed Units. As promptly as practicable after the closing of the Transactions (the “Transaction Closing”), each of Pubco and the Company shall deliver to each Subscriber evidence from Pubco’s transfer agent and/or from the Company’s books and records, as applicable, of the issuance to Subscriber of the Subscribed Equity Interests (with respect to the Subscribed Shares, in book entry form) on and as of the Completion Date.

(b) No fractional Equity Interests will be issued. In determining such number of Subscribed Equity Interests to be issued, such number shall be rounded down to the nearest whole share in the case of any resulting fractional number of Equity Interests.

(c) The Subscribed Equity Interests shall contain a legend in substantially the following form:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND, IN THE CASE OF CLAUSE (B), UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. IN ADDITION, ANY SUCH TRANSFER OR OTHER DISPOSITION IS SUBJECT TO THE CONDITIONS CONTAINED IN A SUBSCRIPTION AGREEMENT, DATED [•], 2025. A COPY OF SUCH CONDITIONS WILL BE PROVIDED TO THE HOLDER HEREOF UPON REQUEST.”

(d) In the event that the Transaction Closing does not occur on or prior to the Outside Date (as defined in the BCA), unless otherwise agreed to in writing by Pubco, the Company, SPAC and Subscriber, Pubco (or Pubco’s designee) shall promptly (but in no event later than three (3) Business Days after the Outside Date) cause to be returned Subscriber’s pro rata portion (taking into account the Subscription Price paid by Subscriber and the corresponding subscription price paid by all Other Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber) of (i) the Custody XRP (the “Liquidation XRP Portion”) and (ii) any Transferred Funds in the Cash Custody Account to Subscriber. Subscriber shall have the option to elect to receive the Liquidation XRP Portion either in cash or in XRP. To the extent Subscriber elects to receive the Liquidation XRP Portion in cash, Pubco, acting as agent of the Subscriber, will sell (or cause to be sold) Subscriber’s Liquidation XRP Portion at then-prevailing market prices and remit (i) the proceeds of such sale and (ii) any Transferred Funds in the Cash Custody Account to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber. To the extent Subscriber elects to receive the Liquidation XRP Portion in XRP, Pubco will cause to be delivered Subscriber’s Liquidation XRP Portion to Subscriber at the wallet address specified by Subscriber in the signature page hereto. For the avoidance of doubt, the parties intend that the cash held in the Cash Custody Account (to the extent such Ripple Party Subscribers fund their subscriptions in cash) and all XRP held in the XRP Custody Wallet be beneficially owned by the Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber until such time as any such XRP is released to Pubco upon the Transaction Closing or returned to the Ripple Party Subscribers, the Advance Funding Subscribers and the Series C Subscriber.

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(e) Subject to Section 2(d):

(i) until the Completion Date, the Company and Pubco covenant that the Custody XRP shall not be sold, transferred, pledged, hypothecated, or otherwise used as collateral to secure any indebtedness or obligation, and shall remain free and clear of all liens, charges, and encumbrances; and

(ii) the Custody XRP may not be released from the XRP Custody Wallet until (i) the earlier of either the (A) Completion Date or (B) termination of the BCA in accordance with its terms and (ii) such release has been authorized by the Authorized Persons (as defined below) designated by Pubco and SPAC to the XRP Custodian.

(f) The Company and SPAC must jointly authorize the release of the Custody XRP from the XRP Custody Wallet in accordance with this Section 2(f) through any of their respective authorized representatives (such representatives, the “Authorized Persons”). Any individual designated as an Authorized Person who is convicted of, or admits to, a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) shall be automatically removed and shall no longer serve as an Authorized Person. Upon becoming aware of any Disqualification Event affecting one its Authorized Persons, the applicable party shall promptly deliver written notice to the other party and to the XRP Custodian, which notice shall identify the Authorized Person to be removed and the name and contact information of the replacement Authorized Person.

(g) Pubco, the Company, SPAC and Subscriber acknowledge and agree that, for U.S. federal and applicable state, local and non-U.S. income tax purposes: (i)(A) the Subscription for the Subscribed Shares (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing), (B) any other subscriptions of Shares effected pursuant to the Ripple Party Subscription Agreements, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements and the Series C Subscription Agreement and (C) the Mergers, taken together, are undertaken pursuant to an integrated plan and constitute a single, integrated transaction among the parties and are intended to be treated for U.S. federal and applicable state and local income tax purposes as exchanges to which Section 351(a) (and, as applicable, Section 351(b) or Section 357(c) of the Code) apply; (ii)(A) the Subscription for the Subscribed Units (in the event Subscriber’s Liquidation XRP Portion is not returned pursuant to Section 2(d) and Subscriber participates in the Transaction Closing) and (B) any subscription of Company Units contemplated by the Other Ripple Party Subscription Agreements will each be treated as a contribution with respect to which no gain or loss is recognized under Section 721(a) of the Code; (iii) the Subscriber is intended to be treated as the owner of Subscriber’s portion of any cash in the Cash Custody Account and/or Custody XRP in the Custody XRP Wallet until the occurrence of either (A) the

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Transaction Closing (in which case such portion is intended to be treated as transferred from the Subscriber to Pubco or the Company, as the case may be, with the Subscription being treated at such time as set forth in Section 2(g)(i)(A) or Section 2(g)(ii), as applicable) or (B) the return to the Subscriber of the Liquidation XRP Portion (in which case Subscriber is intended to be treated as continuing to own such portion) and (iv) any income (or gain or loss) with respect to or resulting from the cash or XRP (or conversion of XRP into cash) treated as owned by the Subscriber pursuant to the foregoing clause (iii) shall be allocated (and reported to), and taken into account by, the Subscriber (clauses (i)-(iv), the “Intended Tax Treatment”). Pubco, the Company, SPAC and Subscriber agree to file, or cause to be filed, all income and withholding tax returns in a manner consistent with, and not to take any income or withholding tax position that is inconsistent with, the Intended Tax Treatment unless required by a determination within the meaning of Section 1313(a) of the Code.

Section 3. Closing Adjustment. Immediately prior to the Transaction Closing, for purposes of determining the number of Subscribed Equity Interests, Pubco shall calculate the number of Adjustment Equity Interests issuable to the Subscriber. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, “Adjustment Equity Interests” shall mean such number of Equity Interests equal to the product of (i) the number of Initial Subscribed Equity Interests issuable to such Subscriber and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Equity Interests shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the VWAP of XRP denominated in USD as calculated using the CME CF Cryptocurrency benchmark over the seventy-two hour period ending at 5:00 pm New York City time on the date immediately prior to the Completion Date. For the avoidance of doubt, no fractional Adjustment Equity Interests shall be issued, and any fractional Adjustment Equity Interest otherwise issuable shall be rounded down to the nearest whole share.

Section 4. SPAC, Pubco and Company Representations and Warranties. Each of (i) SPAC, solely with respect to the representations and warranties set forth below relating to SPAC, (ii) Pubco, solely with respect to the representations and warranties set forth below relating to Pubco, and (iii) the Company, solely with respect to the representations and warranties set forth below relating to the Company, represents and warrants to Subscriber as of the date hereof, that:

(a) SPAC (i) is validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect. For purposes of this Subscription Agreement, a “SPAC Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to SPAC that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Subscription Agreement.

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(b) Pubco (i) is validly existing under the laws of the State of Nevada, (ii) has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For purposes of this Subscription Agreement, a “Pubco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Pubco that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Pubco’s ability to consummate the transactions contemplated by this Subscription Agreement.

(c) The Company (i) is validly existing under the laws of the State of Delaware, (ii) has the requisite limited liability company power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or character of its activities is such as to require it to be so licensed or qualified, except, with respect to the foregoing clause (iii), where the failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated by this Subscription Agreement. The Company’s sole assets are XRP and cash paid in respect of the Subscription Price, which cash shall be used to purchase XRP in accordance with the terms of this Agreement.

(d) The issuance and sale of the Subscribed Equity Interests, when issued pursuant to this Subscription Agreement (subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and, with respect to the Subscribed Shares, registration with Pubco’s transfer agent), will have been duly authorized by each of Pubco and the Company and, when issued and delivered to Subscriber (or its nominee in accordance with the Subscriber’s delivery instructions), will be validly issued, fully paid and free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or the BCA, Pubco’s amended and restated articles of incorporation, bylaws or other similar organizational documents (the “Pubco Organizational Documents”), the Company’s organizational documents, including the LLC Agreement (the “Company Organizational Documents”), or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Pubco Organizational Documents (as in effect at such time of issuance) or under Chapter 78 of the Nevada Revised Statutes, or under the Company Organizational Documents (as in effect at such time of issuance) or under the Delaware Limited Liability Company Act, respectively.

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(e) This Subscription Agreement has been duly authorized, validly executed and delivered by SPAC, Pubco and the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement constitutes the valid and legally binding obligation of SPAC, Pubco and the Company, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies (collectively, the “Enforceability Exceptions”).

(f) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement by SPAC, the compliance by SPAC with all of the provisions of this Subscription Agreement applicable to SPAC and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject, (ii) conflict with or violate any provision of, or result in the breach of, SPAC’s amended and restated memorandum and articles of association (the “SPAC Organizational Documents”), or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over SPAC or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(g) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Shares hereunder, the compliance by Pubco with all of the provisions of this Subscription Agreement applicable to Pubco and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Pubco pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Pubco is a party or by which Pubco is bound or to which any of the property or assets of Pubco is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Pubco Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over Pubco or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect.

(h) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, the execution and delivery of this Subscription Agreement, the issuance of the Subscribed Units hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement applicable to the Company and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or

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imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) conflict with or violate any provision of, or result in the breach of, the Company Organizational Documents, or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority with competent jurisdiction over the Company or any of its properties except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches, defaults or liens, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 5, none of SPAC, Pubco or the Company is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or governmental authority with competent jurisdiction, self-regulatory organization (including any stock exchange on which the Pubco Class A Common Stock will be listed (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 6, (iii) filings required by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the United States Securities and Exchange Commission (the “Commission”), including the registration statement on Form S-4 with respect to the Transactions and the proxy statement/prospectus included therein, (iv) filings required by the Stock Exchange, including with respect to obtaining SPAC shareholder approval of the Transactions and the listing of Pubco Class A Common Stock, (v) filings required to consummate the Transactions as provided under the BCA, (vi) filings in connection with or as a result of any publicly available written guidance, comments, requirements or requests of the SEC staff under the Securities Act (the “SEC Guidance”), (vii) filings in connection with the SPAC Domestication, and (viii) those the failure of which to obtain would not reasonably be expected to have a SPAC Material Adverse Effect, a Pubco Material Adverse Effect or a Company Material Adverse Effect, as applicable.

(j) Except for such matters as have not had and would not reasonably be expected to have a Pubco Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of Pubco, threatened in writing against Pubco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against Pubco.

(k) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator with competent jurisdiction pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator with competent jurisdiction outstanding against the Company.

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(l) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Equity Interests by each of Pubco and the Company to Subscriber.

(m) None of Pubco, the Company or any person acting on their behalf of has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Subscribed Equity Interests. The Subscribed Equity Interests are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. None of Pubco, the Company or any person acting on their behalf has, directly or indirectly, at any time within the past thirty (30) calendar days, (i) made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would eliminate the availability of the exemption from registration under Section 4(a)(2) of the Securities Act in connection with the offer and sale of the Subscribed Equity Interests as contemplated hereby or the Other Ripple Party Subscribed Equity Interests as contemplated by the Other Ripple Party Subscription Agreements, or (ii) offered or sold any securities that would reasonably be expected to subject the offer, issuance or sale of the Subscribed Equity Interests or the Other Ripple Party Subscribed Equity Interests, as contemplated hereby, to the registration provisions of the Securities Act.

(n) SPAC is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that SPAC is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(o) Pubco is in compliance in all material respects with, and has not received any written communication from, a governmental authority with competent jurisdiction that alleges that Pubco is not in compliance in all material respects with, or is in default or violation of, the applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) the rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Pubco Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

(p) The Company is in compliance in all material respects with, and has not received any written communication from a governmental authority with competent jurisdiction that alleges that the Company is not in compliance in all material respects with, or is in default or violation of, any applicable provisions of (i) the Securities Act and the Exchange Act, (ii) the rules and regulations of the Commission, and (iii) any applicable rules of the Stock Exchange, except, in each case, where such non-compliance, default, or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Guidance.

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(q) Upon the Transaction Closing, the Pubco Class A Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange, and the Pubco Class A Common Stock will be approved for listing on the Stock Exchange or another national securities exchange, subject to official notice of issuance.

(r) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Equity Interests to Subscriber.

(s) When issued, all issued and outstanding Pubco Class A Common Stock and Company Units will have been duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to preemptive or similar rights. Other than the subsidiaries of Pubco to be formed after the date hereof pursuant to the BCA, neither Pubco nor the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Pubco or the Company is a party or by which either of them is bound relating to the voting of any Pubco Class A Common Stock, Pubco Class B Common Stock, Company Units or other equity interests in Pubco or the Company, other than as contemplated by the Company Organizational Documents, the BCA or as described in the forms, reports, schedules, statements, registration statements, prospectuses, and other documents filed or furnished as of the date hereof by SPAC with the Commission under the Securities Act and/or the Exchange Act (collectively, and together with any amendments, restatements or supplements thereto, the “SEC Documents”). There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Aggregate Ripple Party Equity Interests, in each case, that have not been or will not be validly waived on or prior to the Completion Date.

(t) All Subscription Agreements in respect of the Aggregate Ripple Party Equity Interests reflect the same Per Equity Interest Price and substantially the same other material terms and conditions with respect to the purchase of Equity Interests that are no more favorable in the aggregate to the Other Ripple Party Subscribers than the material terms of this Subscription Agreement are to the Subscriber (other than any terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Equity Interests).

(u) Neither Pubco nor the Company is, or immediately after receipt of payment for the Subscribed Equity Interests and the consummation of the Transaction Closing will be, subject to registration as an “investment company” under the meaning of the Investment Company Act.

(v) None of Pubco, the Company or any of their respective controlled affiliates (i) is, or will be at or immediately after the Transaction Closing, a person of a country of concern, as such term is defined in 31 C.F.R. § 850.221 (a “Covered Person”), (ii) directly or indirectly hold, or will hold at or immediately after the Transaction Closing, a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of, any Covered Person, or (iii) is engaged, or has plans to engage, or will be engaged at or immediately after the Transaction Closing, directly or indirectly, in a “covered activity,” as such term is defined in 31 C.F.R. § 850.208.

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Section 5. Subscriber Representations and Warranties. Subscriber represents and warrants to Pubco, the Company and SPAC, as of the date hereof and as of the Transaction Closing, that:

(a) If Subscriber is a legal entity, Subscriber (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into, and perform its obligations under, this Subscription Agreement and the LLC Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into and perform its obligations under this Subscription Agreement and the LLC Agreement.

(b) If Subscriber is a legal entity, each of this Subscription Agreement and the LLC Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement and the LLC Agreement. Assuming the due authorization, execution and delivery of the same by the applicable counterparties, each of this Subscription Agreement and the LLC Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(c) If Subscriber is paying the Subscription Price in XRP, (i) Subscriber has all rights, title and interest in and to the XRP to be contributed by it to Pubco pursuant to this Subscription Agreement, (ii) such XRP is held in a digital wallet held or operated by or on behalf of Subscriber at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Subscriber Digital Wallet”) and neither such XRP nor such Subscriber Digital Wallet is subject to any liens, encumbrances or other restrictions, other than under the user agreement and/or terms and conditions associated with such Subscriber Digital Wallet, (iii) Subscriber has taken commercially reasonable steps to protect its Subscriber Digital Wallet and such XRP and (iv) Subscriber has the exclusive ability to control such Subscriber Digital Wallet, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

(d) The execution, delivery and performance of each of this Subscription Agreement and the LLC Agreement, the purchase of the Subscribed Equity Interests hereunder, the compliance by Subscriber with all of the provisions of each of this Subscription Agreement and the LLC Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is bound or to

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which any of the property or assets of Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) is subject; (ii) if Subscriber is a legal entity, conflict with or violate any provision of, or result in the breach of, the articles of association, bylaws or other similar organizational documents of Subscriber (or any of its subsidiaries); or (iii) conflict with or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental authority, agency or body, domestic or foreign, having jurisdiction over Subscriber (or any of its subsidiaries, if Subscriber is a legal entity) or any of its properties (or the properties of any of its subsidiaries, if Subscriber is a legal entity) that, in the case of clauses (i) and (iii), would reasonably be expected, individually or in the aggregate, to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that, individually or in the aggregate, would reasonably be expected to materially impair or materially delay Subscriber’s ability or legal authority to perform its obligations under this Subscription Agreement, including the purchase of the Subscribed Equity Interests.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act) satisfying the applicable requirements set forth on Annex C or Annex D hereto, or an institutional account as defined in FINRA Rule 4512(c), (ii) is an “institutional investor” (as defined in FINRA Rule 2111), (iii) if located or resident in a member state of the European Economic Area, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), (iv) if located or resident in the United Kingdom, is a “qualified investor” within the meaning of Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) who is also (x) an investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (y) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (z) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of the Subscribed Equity Interests may be lawfully communicated or caused to be communicated, (v) is acquiring the Subscribed Equity Interests only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Equity Interests as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has sole investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (vi) is not acquiring the Subscribed Equity Interests with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws; and shall provide or has provided Pubco and the Company with the requested information on Annex C or Annex D following the signature page hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Equity Interests.

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(f) Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Equity Interests. Accordingly, Subscriber acknowledges that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(g) Subscriber acknowledges and agrees that the Subscribed Equity Interests are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Equity Interests have not been registered under the Securities Act and that Pubco, the Company and SPAC are not required to register the Subscribed Equity Interests except as set forth in Section 6. Subscriber acknowledges and agrees that the Subscribed Equity Interests may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Pubco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Equity Interests shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Equity Interests will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Equity Interests and may be required to bear the financial risk of an investment in the Subscribed Equity Interests for an indefinite period of time. Subscriber acknowledges and agrees that, unless the Subscribed Shares (or the Pubco Class A Common Stock issued in exchange for such Subscribed Units) are earlier registered on a Registration Statement, the Subscribed Shares (or the Pubco Class A Common Stock issued in exchange for such Subscribed Units) will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least (x) with respect to the Subscribed Units, one year following the date hereof, and (y) with respect to the Subscribed Shares, one year from the date Pubco is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, among other requirements. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Equity Interests.

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Equity Interests directly from Pubco and/or the Company, as applicable. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Pubco, the Company, SPAC or any of their respective affiliates or any of such person’s or its or their respective affiliates’ control persons, officers, directors, partners, members, managing members, managers, agents, employees or other representatives, legal counsel, financial or tax advisors, accountants or agents (collectively, “Representatives”), any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Pubco and the Company expressly set forth in this Subscription Agreement and the LLC Agreement, and Subscriber is not relying on any other purported representations, warranties, covenants, agreements or statements (including by omission), which are hereby disclaimed by Subscriber.

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(i) In making its decision to purchase the Subscribed Equity Interests, Subscriber represents that it has relied solely upon an independent investigation made by Subscriber and Pubco’s, the Company’s and SPAC’s respective representations in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by or on behalf of Pubco or the Company concerning the Company, SPAC, Pubco, the Subscribed Equity Interests or the Subscription, and has been offered the opportunity to ask questions of Pubco and the Company and has received answers thereto, including on the financial information, as Subscriber deemed necessary in connection with its decision to purchase the Subscribed Equity Interests. Subscriber acknowledges and agrees that Subscriber has had access to, has received, and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Equity Interests, including with respect to the Company, SPAC, Pubco and the Transactions, and Subscriber has made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Equity Interests. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed SPAC’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Equity Interests, including but not limited to information concerning the Company, SPAC, Pubco, the BCA, and the Subscription. Subscriber acknowledges that certain information provided to it by the Company and Pubco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber also acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement and/or prospectus that will be filed with the Commission in connection with the Transactions.

(j) Subscriber acknowledges and agrees that none of the Company, SPAC, Pubco, nor their respective affiliates or any of such person’s or its or their respective affiliates’ Representatives has provided Subscriber with any advice with respect to the Subscribed Equity Interests. Other than as set forth herein, none of SPAC, Pubco, the Company or any of their respective affiliates or Representatives has made or makes any representation or warranty, whether express or implied, of any kind or character as to the Company, SPAC, Pubco or the quality or value of the Subscribed Equity Interests.

(k) Subscriber acknowledges that (i) Citigroup Global Markets Inc. (“Citi”) is not acting as placement agent, as underwriter or in any other capacity in connection with the sale of Subscribed Equity Interests pursuant to this Subscription Agreement; nor is Citi making any recommendation to the Subscriber in respect of the purchase of the Subscribed Equity Interests, and (ii) Citi shall not deem the Subscriber to be a “retail investor” or “retail customer” of Citi for purposes of either Securities and Exchange Commission Form CRS or Regulation Best Interest.

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(l) Subscriber became aware of this offering of the Subscribed Equity Interests solely by means of direct contact between Subscriber, on the one hand, and Pubco and the Company (and their respective Representatives), on the other, and the Subscribed Equity Interests were offered to Subscriber solely by direct contact between Subscriber, on the one hand, and Pubco and the Company (and their respective Representatives), on the other, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Equity Interests, nor were the Subscribed Equity Interests offered to Subscriber, by any other means, and none of the Company, SPAC or Pubco or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Subscribed Equity Interests (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(m) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Equity Interests, including those set forth in the SEC Documents and other material to be provided by or on behalf of Pubco or the Company to Subscriber. Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Equity Interests, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(n) Without limiting the representations, warranties and covenants set forth in this Agreement, alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Equity Interests and determined that the Subscribed Equity Interests are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Pubo or the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(o) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Equity Interests or made any findings or determination as to the fairness of an investment in Subscribed Equity Interests.

(p) Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom; (iii) a “designated national,” as defined in the Cuban Assets Control Regulations, 31

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C.F.R. Part 515, (iv) organized, incorporated, established, located, resident or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (v) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (v), except in each case as permitted under Sanctions laws; or (vi) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, clauses (i) through (vi), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, directly or indirectly through a third-party administrator, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. Subscriber also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Equity Interests are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Equity Interests were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in either Pubco or the Company as a result of the purchase and sale of Subscribed Equity Interests hereunder, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over either Pubco or the Company from and after the date hereof as a result of the purchase and sale of Subscribed Equity Interests hereunder.

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(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on SPAC, the Company, Pubco or any of their respective affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Equity Interests, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Equity Interests and (ii) the acquisition and holding of the Subscribed Equity Interests will not constitute or result in a non-exempt prohibited transaction under ERISA, section 4975 of the Code or any applicable similar law.

(s) Subscriber has or has commitments to have and, when required to deliver payment pursuant to Section 1, Subscriber will have sufficient immediately available funds or XRP (as applicable) to pay the Subscription Price pursuant to Section 1. Subscriber is an entity having total liquid assets and net assets in excess of the Subscription Price as of the date hereof and as of each date the Subscription Price would be required to be funded to each of Pubco or the Company pursuant to Section 1.

(t) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Pubco, the Company or SPAC, or any of their respective affiliates or Representatives), other than the representations and warranties of Pubco, the Company and SPAC contained in Section 4, in making its investment or decision to invest in each of Pubco and the Company. Subscriber agrees that no Other Ripple Party Subscriber pursuant to an Other Ripple Party Subscription Agreement or any other agreement related to the private placement of Equity Interests (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such person or entity), whether in contract, tort or otherwise, or have any liability or obligation to Subscriber or any Other Ripple Party Subscriber, or any person claiming through Subscriber or any Other Ripple Party Subscriber, pursuant to this Subscription Agreement or related to the private placement of the Subscribed Equity Interests, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of the foregoing in connection with the purchase of the Subscribed Equity Interests.

(u) No broker, finder or other financial consultant is entitled to any brokerage or finder’s fee or commission to be paid by Subscriber solely in connection with the sale of the Subscribed Equity Interests to Subscriber or has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Pubco, the Company or SPAC.

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(v) Subscriber acknowledges that (i) Pubco, the Company and SPAC currently may have, and later may come into possession of, information regarding Pubco, the Company or Ripple that is not known to the Subscriber and that may be material to a decision to enter into this transaction to purchase the Subscribed Equity Interests (“Excluded Information”), (ii) the Subscriber has determined to enter into this transaction to purchase the Subscribed Equity Interests notwithstanding its lack of knowledge of the Excluded Information, and (iii) none of Pubco, the Company or SPAC shall have liability to the Subscriber, and Subscriber hereby, to the extent permitted by law, waives and releases any claims it may have against Pubco, the Company and SPAC with respect to the non-disclosure of the Excluded Information.

(w) At all times on or prior to the Completion Date, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Equity Interests, other than binding commitments it may have to transfer and/or pledge such Subscribed Equity Interests upon the Transaction Closing to a prime broker under and in accordance with its prime brokerage agreement with such broker.

(x) Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SPAC, Pubco or the Company from the date of this Subscription Agreement until the Transaction Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to enter into the Subscription, subject in each of clauses (i) and (ii), to the obligations of Subscriber and such other entities under applicable law.

(y) Subscriber is not currently (and at all times through the Transaction Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC, Pubco or the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(z) Subscriber will not acquire a substantial interest (as defined in 31 C.F.R. Part 800.244) in Pubco or the Company as a result of the purchase and sale of the Subscribed Equity Interests.

(aa) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC, Pubco and the Company.

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(bb) Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of securities of SPAC during the period that commenced at the time that Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced pursuant to the initial press release as described in Section 9(u). Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by SPAC pursuant to the initial press release as described in Section 9(u), Subscriber will maintain the confidentiality of the existence and terms of the Subscription and the Transactions and the transactions contemplated hereby. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, SPAC, Pubco and the Company expressly acknowledge and agree that Subscriber shall have no duty of confidentiality as set forth in this Section 5(cc) to Pubco after the issuance of the initial press release as described in Section 9(u). Notwithstanding the foregoing, in the case that Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Equity Interests covered by this Subscription Agreement.

(cc) Subscriber acknowledges and understands that XRP is a volatile asset and the value of the Custody XRP that may be returned to Subscriber hereunder may be less than the value of the Subscription Price initially transferred to the Cash Custody Account.

(dd) Subscriber covenants that it will enter into a Lock-Up Agreement concurrently with the Transaction Closing in substantially the form attached as Exhibit A hereto.

Section 6. Registration of Subscribed Equity Interests.

(a) Subject to Section 6(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the Completion Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares and a number of shares of Pubco Class A Common Stock issuable upon conversion of Subscribed Units in accordance with the LLC Agreement and that are eligible for registration (determined as of two Business Days prior to such filing) (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the Completion Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the Completion Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness

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Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Subscriber as promptly as reasonably practicable after the Completion Date, and in any event at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Subscriber be identified as a statutory underwriter; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 6.

(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus

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will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Subscriber ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Subscriber can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Subscriber holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Subscriber to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Subscriber, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Subscriber representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of Pubco held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

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(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 6(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus)

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not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Subscriber will deliver to Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 6, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any person to which the rights under this Section 6 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions (1) are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Subscriber with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 6 of which Pubco receives notice whether oral or in writing.

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(h) Subscriber shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to Pubco by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the United States dollars amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

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(k) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Subscribed Equity Interests effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Equity Interests and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Equity Interests being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Subscriber may request that Pubco remove any legend from the book entry position evidencing its Subscribed Equity Interests following the earliest of such time as such Subscribed Equity Interests (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

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(m) With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Subscriber holds Subscribed Equity Interests, to:

(i) make and keep current public information available, as those terms are understood and defined in Rule 144; and

(ii) use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide the Subscriber with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 6 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

Section 7. Termination. The obligations and restrictions of Section 6 and Section 9(u) of this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; or (c) twelve months from the date of this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Pubco shall notify Subscriber of the termination of the BCA promptly after the termination thereof. Upon the termination hereof in accordance with this Section 7, any cash or XRP held on behalf of Subscriber in connection herewith shall be returned in full to Subscriber in accordance with Section 2(d), without any deduction for or on account of any tax withholding except as required by law, charges or set-off.

Section 8. Trust Account Waiver. Subscriber hereby acknowledges that SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Subscriber further acknowledges that, as described in the final prospectus relating to SPAC’s initial public offering (“IPO”) filed with the SEC (File No. 333-286110) on May 21, 2025 (the “Prospectus”), substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s IPO and a private placement of its securities and substantially all of those proceeds (including interest accrued from time to time thereon) have been deposited into a trust account (the “Trust Account”) for the benefit of SPAC and its public shareholders. As described in the Prospectus, the funds held from time to time in the Trust Account may only be released upon certain conditions. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the

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Subscriber hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind (“Claim”) to, or to any monies or other assets in, the Trust Account, and hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Claim to, or to any monies or other assets in, the Trust Account that it may have now or in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Equity Interests, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to SPAC’s public shareholders). In the event that Subscriber has any Claim against SPAC as a result of, or arising out of, this Subscription Agreement, the Other Ripple Party Subscription Agreements, the transactions contemplated hereby and thereby, or the Subscribed Equity Interests, Subscriber agrees not to seek recourse against the Trust Account or any funds distributed therefrom (it being clarified that such waiver shall not apply following the Transaction Closing to the Trust Account funds that are released from the Trust Account to SPAC or Pubco in connection with the Transactions). Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to SPAC to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, Subscriber hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 8 shall be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the SPAC Organizational Documents in respect of any redemptions by Subscriber in respect of SPAC Class A Common Shares acquired by any means. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 8 shall survive termination of this Subscription Agreement.

Section 9. Miscellaneous.

(a) Subscriber hereby acknowledges that it shall be solely responsible for and bear the cost of all transfer, stamp, issue, registration, documentary or other similar taxes, duties, fees or charges arising in any jurisdiction in connection with the Subscription contemplated in this Subscription Agreement as well as the execution of this Subscription Agreement.

(b) Notwithstanding any other provision of this Subscription Agreement, Pubco and the Company and any of their respective Representatives shall be entitled to deduct and withhold from the Registrable Securities, the Company Units and any other amount payable pursuant to this Subscription Agreement (in connection with a future share split, dividend, distribution, recapitalization, merger, exchange, or replacement) any such taxes, duties, fees or other similar charges as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Code, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Subscription Agreement as having been paid to the person in respect of which such deduction and withholding was made.

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(c) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(c). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(c).

(d) Subscriber acknowledges that Pubco and others, including SPAC and the Company, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Transaction Closing, Subscriber agrees to promptly notify the Company, Pubco and SPAC if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Pubco acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Transaction Closing, Pubco and the Company agree to promptly notify Subscriber, if they become aware that any of the acknowledgments, understandings, agreements, representations and warranties of Pubco or the Company, as applicable, set forth herein are no longer accurate in all material respects.

(e) Each of the Company, Pubco, SPAC and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as required by applicable law in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(f) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(g) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company, Pubco or SPAC hereunder may be transferred or assigned by the Company, Pubco or SPAC without the prior written consent of Subscriber, other than in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign all or a portion of its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or an investment manager who acts on behalf of Subscriber) upon written notice to the Company, Pubco and SPAC or, with the Company, Pubco and SPAC’s prior written consent, to another person; provided that in the case of any such assignment, the assignee(s) shall

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become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; and provided, further, that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company, Pubco and SPAC have given their prior written consent to such relief. Any purported assignment or transfer in violation of this Section 9(g) shall be null and void. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Annex E hereto.

(h) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Funding.

(i) Pubco, the Company and SPAC may request from Subscriber such additional information as Pubco, the Company or SPAC may reasonably determine to be necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Equity Interests and to register the Subscribed , the Company for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Pubco, the Company and SPAC agree to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, and (C) to the extent disclosed to SPAC’s, the Company’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber acknowledges that SPAC or Pubco may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of SPAC or Pubco, an annex to a proxy statement of SPAC or Pubco or as an exhibit to a registration statement of Pubco.

(j) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(k) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(l) Except with respect to the Other Ripple Party Subscribers (who are third-party beneficiaries of any provisions set forth in Section 1(e) and Section 2(d) to the extent such provisions reference the Ripple Party Subscribers) that as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and, except with respect to the Other Ripple Party Subscribers or as provided herein, is not for the benefit of, nor may any provision hereof be enforced by, any other person.

33

(m) The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies may not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Pubco, the Company and SPAC shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR

34

OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(c) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto; except with respect to the provisions of this Agreement for which the Other Ripple Party Subscribers are an express third party beneficiary.

(u) SPAC shall (i) on the first (1st) Business Day immediately following the BCA Signing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (ii) following the execution of the BCA, file with the Commission a Current Report on Form 8-K disclosing all material terms of this Subscription Agreement, the Other Ripple Party Subscription Agreements and the transactions contemplated hereby and thereby, and the Transactions, and including as exhibits thereto, the form of this Subscription Agreement, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements and the Series C Subscription Agreement, within the time required by the Exchange Act. From and after the issuance of such press release, SPAC represents to the Subscriber that it shall have publicly disclosed all material, non-public information regarding SPAC delivered to the Subscriber by or on behalf of SPAC or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement. Prior to the

35

Transaction Closing, Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC, the Company and Pubco (such consent not to be unreasonably withheld or delayed). Notwithstanding anything in this Subscription Agreement to the contrary, each of SPAC, the Company and Pubco (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations, including in connection with the filing of a Registration Statement pursuant to Section 6(a), (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, or (C) to SPAC’s, the Company’s or Pubco’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential in which case of clauses (A) through (B), SPAC, the Company or Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by SPAC, the Company or Pubco for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). To the extent that any such information is publicly disclosed pursuant to the provisions hereunder, the parties agree that no further notice or consent is required for SPAC, the Company or Pubco to further disclose such information.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Ripple Party Subscriber or any other investor under the Other Ripple Party Subscription Agreements, the Advance Funding Subscription Agreements, the Delayed Funding Subscription Agreements or the Series C Subscription Agreement, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Ripple Party Subscriber under this Subscription Agreement or any Other Ripple Party Subscriber under the Other Ripple Party Subscription Agreements. The decision of Subscriber to purchase Subscribed Equity Interests pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Ripple Party Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, the Company, Pubco or any of their respective affiliates or subsidiaries which may have been made or given by any Other Ripple Party Subscriber or investor or by any agent or employee of any Other Ripple Party Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Ripple Party Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Ripple Party Subscription Agreement, and no action taken by Subscriber or Other Ripple Party Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Ripple Party Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Ripple Party Subscribers or other investors are in any

36

way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Ripple Party Subscription Agreements. Subscriber acknowledges that no Other Ripple Party Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Ripple Party Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Equity Interests or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Ripple Party Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections or Annexes are to Sections or Annexes contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with United States generally accepted accounting principles, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive (i.e., unless context requires otherwise “or” shall be interpreted to mean “and/or” rather than “either/or”).

[Signature pages follow]

37

IN WITNESS WHEREOF, Pubco has accepted this Subscription Agreement as of the date first set forth above.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

Address for Notices:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

PATHFINDER DIGITAL ASSETS LLC

By:
Name:
Title:

Address for Notices:

Pathfinder Digital Assets LLC

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

E-mail: asheesh@evernorth.xyz

with a copy (not to constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave

New York, NY 10017

Email: dan.gibbons@davispolk.com; derek.dostal@davispolk.com

Attention: Dan Gibbons; Derek Dostal

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first set forth above.

ARMADA ACQUISITION CORP. II

By:
Name:
Title:

Address for Notices:

Armada Acquisition Corp. II

382 NE 191st St, Suite 52895

Miami, FL 33179-3899

Attention: Taryn Naidu, Chief Executive Officer

Email: taryn@arringtoncapital.com; finance@arringtoncapital.com with a copy (not to constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

Attn:   Patrick Schultheis

  Jeana S. Kim

  Nathan Robinson

Email:  pschultheis@wsgr.com

  jskim@wsgr.com

  nrobinson@wsgr.com

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: __________________________________	State/Country of Formation or Domicile: ____
By: ________________________________________________
Name: ______________________________________________
Title: _______________________________________________
Name in which Subscribed Equity Interests are to be registered (if different):	Date: ________________
_____________________________________________________
Subscriber’s EIN:
Entity Type (e.g., corporation, partnership, trust, etc.):
Business Address-Street:	Mailing Address-Street (if different):
_____________________________________________________	__________________________________________________
City, State, Zip: ______________________________________	City, State, Zip: _____________________________________
Attn: _______________________________________________	Attn: _____________________________________________
Telephone No.: _______________________________________	Telephone No.: _____________________________________
Email for notices: _____________________________________	Email for notices (if different): _________________________
Number of Shares subscribed for: ________________________
Wallet address for return of XRP, if applicable (if subscribing for XRP):
_____________________________________________________

Form of Payment:

☐	Cash: $_______

☐	XRP: ______ XRP

[Signature Page to Subscription Agreement]

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

ANNEX A

CASH CUSTODY ACCOUNT WIRE INSTRUCTIONS

[Omitted.]

ANNEX B

XRP CUSTODY WALLET ADDRESS

[Omitted.]

ANNEX C

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex C should be completed and signed by Subscriber and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Equity Interests as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an institutional “accredited investor.”

**AND**

3.	FINRA INSTITUTIONAL INVESTOR STATUS (Please check the box)

☐	Subscriber is a “institutional investor” (as defined in FINRA Rule 2111).

**AND**

4.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC, the Company or Pubco or acting on behalf of an affiliate of SPAC, the Company or Pubco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

**AND**

5.	FINRA INSTITUTIONAL ACCOUNT STATUS (Please check the box)

☐ Subscriber is an “institutional account” under FINRA Rule 4512(c).

**AND**

6.	EEA QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the EU Prospectus Regulation).

☐ Subscriber is not a resident in a member state of the European Economic Area.

**AND**

7.	UK QUALIFIED INVESTOR (Please check the applicable box)

☐ Subscriber is a “qualified investor” (within the meaning of Article 2 of the UK Prospectus Regulation) who is also (i) an investment professional falling within Article the Order; (ii) a high net worth entity falling within Article 49(2)(a) to (d) of the Order; or (iii) a person to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Subscribed Equity Interests may be lawfully communicated or caused to be communicated.

☐ Subscriber is not resident in the United Kingdom.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:

Print Name:

By:
Name:
Title:

ANNEX D

ACCREDITED INVESTOR QUESTIONNAIRE

Investor: ____________________________

State of Residence: ____________________

Residency Address: ______________________

The following are “accredited investors” for purposes of the offering of the Subscribed Equity Interests. Please place a checkmark in the box next to any categories that apply to you1:

[ ]	(a)	a natural person whose individual net worth,[2] or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000;

[ ]	(b)	a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

[ ]	(c)	a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a person who either alone or with his purchaser representative has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this definition;

[ ]	(d)	an entity in which all of the equity owners are accredited investors meeting one or more of the tests under subparagraphs (a) - (c); or

[ ]	(e)	none of the above.

[1]	Certain other categories included within the definition of “accredited investor” which are not likely to apply have been omitted.
[2]

The term “net worth” means a person’s assets minus liabilities, provided that the value of such person’s primary residence, as well as the amount of any indebtedness secured by the primary residence up to the fair market value of the primary residence, shall be excluded from the calculation of net worth. Indebtedness secured by the primary residence in excess of the value of the primary residence shall be considered a liability for purposes of determining net worth.

ANNEX E

FORM OF ASSIGNMENT

ASSIGNMENT, ASSUMPTION & JOINDER

TO

SUBSCRIPTION AGREEMENT

[•], 2025

This Assignment, Assumption & Joinder Agreement (this “Agreement”) is made as of the date written above by [•] (“Assignor”) and [•] (“Assignee”). Reference is made to that certain subscription agreement (the “Subscription Agreement”), dated as of [•], 2025, by and among, inter alios, Evernorth Holdings Inc. (“Pubco”), Pathfinder Digital Assets LLC (the “Company”) and Assignor. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Subscription Agreement.

1. Each of Assignee and Assignor, by their execution and delivery of this Agreement, agrees to the assignment to and assumption by Assignee of all of Assignor’s rights and benefits as the “Subscriber” or equivalent term under the Subscription Agreement and any other related documents as they apply to the “Subscriber” or equivalent term, including, for the avoidance of doubt, the right to purchase from each of Pubco and the Company at the Transaction Closing [all of the Equity Interests][a portion of the Equity Interests] initially subscribed for by Assignor.

2. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee shall be bound by all of the terms, obligations, provisions and conditions contained in the Subscription Agreement as they apply to the “Subscriber” thereunder and as if an original signatory thereto in such capacity.

3. Assignee hereby acknowledges, agrees and confirms that, by its execution of this Agreement, Assignee makes all of the representations and warranties of the Subscriber set forth in the Subscription Agreement as of the date hereof.

4. Assignor hereby acknowledges, agrees and confirms that, in accordance with Section 9(g) of the Subscription Agreement, Assignor shall remain liable for its obligations under the Subscription Agreement unless and until the Company, Pubco, and SPAC provide their prior written consent to relieve Assignor of such obligations, in which case Assignor shall be fully released from any and all obligations and liabilities under the Subscription Agreement, including liability for any breach by Assignee occurring after the date hereof.

5. This Agreement shall be governed by the governing law applicable to the Subscription Agreement.

6. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date written above.

[•]

[By: [•]]

By:
Name:
Title:

ASSIGNEE:

Name of Assignee:	State/Country of Formation or Domicile: [•]

[•]

[By: [•]]

By:

Name:

Title:

Name in which Transferred Interest is to be registered (if different):	Date: [•], 2025

Assignee’s EIN: [•]

Business Address	Mailing Address (if different):

[•]
[•]
Attn: [•]	Attn:

Telephone No.: [•]	Telephone No.:
Facsimile No.: [•]	Facsimile No.:

Number of Equity Interests in Transferred Interest: [•]

Price Per Equity Interest: $[10.00]

ANNEX F

FORM OF LLC AGREEMENT

Exhibit 10.9

TAX RECEIVABLE AGREEMENT

between

Evernorth Holdings Inc.

and

THE PERSONS NAMED HEREIN

Dated as of [●]

i

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), is dated as of [●], and is between Evernorth Holdings, Inc., a Nevada corporation (including any successor corporation, “PubCo”), Pathfinder Digital Assets LLC, a Delaware limited liability company (“OpCo”), each of the undersigned parties, and each of the other persons from time to time that become a party hereto (each, excluding PubCo and OpCo, a “TRA Party” and together the “TRA Parties”).

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company interests in OpCo (the “Units”), which is classified as a partnership for U.S. federal income Tax (as defined below) purposes;

WHEREAS, after the Transactions Closing (as defined in the OpCo Agreement), PubCo will be the sole managing member of OpCo, and holds and will hold, directly and/or indirectly, Units;

WHEREAS, the Units held by the TRA Parties subsequently may be exchanged for Class A Shares and/or for cash or other property, in accordance with and subject to the provisions of the OpCo Agreement and the PubCo Charter (each, as defined below);

WHEREAS, OpCo and each of its direct and indirect Subsidiaries (as defined below) treated as a partnership for U.S. federal income Tax purposes will have in effect an election under Section 754 of the Code, for each Taxable Year (as defined below) that includes the Transactions Closing Date and for each Taxable Year in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) or non-taxable acquisition of Units by the Corporate Taxpayer from any of the TRA Parties (an “Exchanging Holder”) for Class A Shares and/or other consideration or redemption by OpCo, in each case, in connection the Transactions or after the Transactions Closing Date (any such acquisition, including any deemed taxable acquisition under Section 707(a) of the Code, or redemption, an “Exchange”) occurs;

WHEREAS, as a result of an Exchange, the Corporate Taxpayer will be entitled to use the Basis Adjustments (as defined below) relating to such Units exchanged in the Exchange;

WHEREAS, the income, gain, loss, expense and other Tax items of the Corporate Taxpayer may be affected by the (i) Basis Adjustments and (ii) Imputed Interest (as defined below) (collectively, the “Tax Attributes”); and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the liability for U.S. federal income Taxes of the Corporate Taxpayer and (B) without duplication, the portion of any liability for U.S. federal income Taxes imposed directly on OpCo (and OpCo’s applicable subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to the Corporate Taxpayer under Section 704 of the Code, in each case using the same methods, elections, conventions and similar practices used on the relevant federal income Tax Return filed by Corporate Taxpayer or OpCo, as applicable and (ii) the product of the amount of the U.S. federal taxable income for such taxable year reported on the Corporate Taxpayer’s IRS Form 1120 (or any successor form) and the Blended Rate.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Amended Schedule” has the meaning set forth in Section 2.3(b) of this Agreement.

“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer that is “Attributable” to any present or former Unit Holder, as the case may be, determined under the following principles:

(i) the Basis Adjustments shall be determined separately with respect to each Exchanging Holder and are Attributable to each Exchanging Holder in an amount equal to the total Basis Adjustment relating to such Units delivered to the Corporate Taxpayer by such Exchanging Holder in the Exchange (for the avoidance of doubt, with respect to any Basis Adjustments derived from a distribution or redemption, the Exchanging Holder shall be the Unit Holder relinquishing its interest in the Reference Asset); and

(ii) any deduction to the Corporate Taxpayer with respect to a Taxable Year in respect of Imputed Interest is Attributable to the Person that is required to include the Imputed Interest in income (without regard to whether such Person is actually subject to Tax thereon).

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“Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b), 707(a), 737 and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for U.S. federal income Tax purposes) or under Sections 734(b), 743(b) and/or 754 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for U.S. federal income Tax purposes) and, in each case, analogous sections of U.S. state and local Tax laws, as a result of an Exchange and the payments made pursuant to this Agreement in respect of such Exchange. For the avoidance of doubt, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred. The amount of any Basis Adjustment shall be determined using the Market Value at the time of the Exchange.

“Basis Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Beneficial Owner” means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Blended Rate” means, with respect to any Taxable Year, the sum of the gross rates of Tax imposed on the aggregate net income of the Corporate Taxpayer or OpCo, as applicable, in each state or local jurisdiction in which the Corporate Taxpayer or OpCo, as applicable, files Tax Returns for such Taxable Year, with the gross rate in any state or local jurisdiction being equal to the product of (i) the apportionment factor on the income or franchise Tax Return filed by the Corporate Taxpayer or OpCo, as applicable, in such jurisdiction for such Taxable Year and (ii) the maximum applicable corporate Tax rate in effect in such jurisdiction in such Taxable Year. As an illustration of the calculation of the Blended Rate for a Taxable Year, if the Corporate Taxpayer solely files Tax Returns in State 1 and State 2 in a Taxable Year, the maximum applicable corporate Tax rates in effect in such states in such Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such states on the applicable Tax Returns for such Taxable Year are 55% and 45% respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., 6.5% multiplied by 55% plus 5.5% multiplied by 45%).

“Board” means the Board of Directors of PubCo.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Change of Control” means the occurrence of any of the following events:

(i) any Person or any group of Persons acting together that would constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer and (b) any TRA Party or any of its Affiliates who is or becomes the Beneficial Owner), directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

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(ii) the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the Transactions Closing Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Transactions Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or

(iii) there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iv) the stockholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(x) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Class A Shares” has the meaning set forth in the Recitals of this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

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“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” means PubCo and any company that is a member of any consolidated Tax Return of which PubCo (or any of its successors) is a member, where appropriate.

“Covered Person” has the meaning set forth in Section 7.14 of this Agreement.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriment for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that, for the avoidance of doubt, the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.8(a) of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” means the date on which an Early Termination Schedule becomes binding pursuant to Section 4.2.

“Early Termination Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Early Termination Payment” has the meaning set forth in Section 4.3(b) of this Agreement.

“Early Termination Rate” means the lesser of (a) 6.5% per annum, compounded annually, and (b) SOFR plus 100 basis points.

“Early Termination Schedule” has the meaning set forth in Section 4.2 of this Agreement.

“Exchange” has the meaning set forth in the Recitals of this Agreement.

“Exchange Date” means the date of any Exchange.

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“Exchanging Holder” has the meaning set forth in the Recitals of this Agreement.

“Expert” has the meaning set forth in Section 7.9 of this Agreement.

“Future TRAs” has the meaning set forth in Section 5.1 of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the liability for U.S. federal income Taxes of the Corporate Taxpayer and (B) without duplication, the portion of any liability for U.S. federal income Taxes imposed directly on OpCo (and OpCo’s applicable subsidiaries) under Section 6225 or any similar provision of the Code that is allocable to the Corporate Taxpayer under Section 704 of the Code, in each case using the same methods, elections, conventions and similar practices used on the relevant federal income Tax Return for Corporate Taxpayer or Opco, as applicable, and (ii) the product of the U.S. federal taxable income for such taxable year reported on the Corporate Taxpayer’s IRS Form 1120 (or any successor form) and the Blended Rate, but, in the determination of the liability in clauses (i) and (ii), above, (a) using the Non-Stepped Up Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year, and (b) excluding any deduction attributable to Imputed Interest attributable to any payment made under this Agreement for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute as applicable. For the avoidance of doubt, the basis of the Reference Assets in the aggregate for purposes of determining the Hypothetical Tax Liability can never be less than zero.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Sections 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“Interest Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“Independent Directors” means the members of the Board who are “independent” under Rule 10A-3 under the Exchange Act and the standards of the principal U.S. securities exchange on which the Class A Shares are traded or quoted.

“Transactions Closing Date” means the date of the Transactions Closing.

“IRS” means the U.S. Internal Revenue Service.

“Market Value” shall mean the closing price of the Class A Shares on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value shall mean the closing price of the Class A Shares on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, further, that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” shall mean the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith. Notwithstanding anything to the contrary in the above sentence, to the extent property is exchanged for cash in a transaction, the Market Value shall be determined by reference to the amount of cash transferred in such transaction.

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“Material Objection Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Net Tax Benefit” has the meaning set forth in Section 3.1(b) of this Agreement.

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at the time of an Exchange, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

“OpCo Agreement” means, with respect to OpCo, the Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a Unit Holder) or distribution in respect of one or more Units (i) that occurs prior to an Exchange of such Units, and (ii) to which Section 734(b) or 743(b) of the Code applies.

“PubCo” has the meaning set forth in the Preamble to this Agreement.

“PubCo Charter” means, with respect to PubCo, the Articles of Incorporation of Evernorth Holdings Inc., as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

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“Reconciliation Dispute” has the meaning set forth in Section 7.9 of this Agreement.

“Reconciliation Procedures” has the meaning set forth in Section 2.3(a) of this Agreement.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of the Transactions Closing or a subsequent Exchange, as relevant. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (i) a Basis Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule.

“Section 734(b) Exchange” means any Exchange that results in a Basis Adjustment under Section 734(b) of the Code.

“Senior Obligations” has the meaning set forth in Section 5.1 of this Agreement.

“S OFR” means with respect to any day, a rate per annum equal to the Secured Overnight Financing Rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website. In no event will SOFR be less than 0%.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of PubCo that is treated as a corporation for U.S. federal income tax purposes.

“Tax Attributes” has the meaning set forth in the Recitals of this Agreement.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” has the meaning set forth in Section 2.2(a) of this Agreement.

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“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the Transactions Closing Date.

“Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Party” has the meaning set forth in the Preamble to this Agreement.

“TRA Party Representative” means, initially, Ripple, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Unit Holder” means holders of Units other than the Corporate Taxpayer.

“Units” has the meaning set forth in the Recitals of this Agreement.

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (1) the Corporate Taxpayer will have taxable income sufficient to fully utilize the Tax items arising from the Tax Attributes (other than any items addressed in clause (3) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future payments made under this Agreement that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available, (2) the U.S. federal, state and local income Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Blended Rate will be calculated based on such rates and the apportionment factor applicable in such Taxable Year, (3) any non-amortizable assets will be disposed of on the fifteenth (15th) anniversary of the applicable Exchange (in the case of Basis

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Adjustments, but no earlier than the date twelve (12) months following the Early Termination Date), except any Subsidiary Stock will be deemed never to be disposed of unless the Subsidiary Stock is directly disposed of in a Change of Control and any cash equivalents (which shall exclude XRP and any blockchain, cryptocurrency, digital currency, digital asset or other similar asset) will be disposed of twelve (12) months following the Early Termination Date; provided, that in the event of a Change of Control, such non-amortizable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset in the Change of Control (if earlier than such fifteenth (15th) anniversary), and (4) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit, shall be deemed Exchanged for the Market Value of the Class A Shares and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date.

ARTICLE II

DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

SECTION 2.1. Basis Schedule. Within one hundred and twenty (120) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each relevant Taxable Year, the Corporate Taxpayer shall deliver to each TRA Party a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (i) the Basis Adjustment with respect to the Reference Assets in respect of such TRA Party as a result of the Exchanges effected in such Taxable Year or any prior Taxable Year by such TRA Party, if any, calculated in the aggregate, (ii) the Non-Stepped Up Tax Basis of the Reference Assets in respect of such TRA Party as of each applicable Exchange Date, if any, (iii) the period (or periods) over which the Reference Assets in respect of such TRA Party are amortizable and/or depreciable and (iv) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable. All costs and expenses incurred in connection with the provision and preparation of the Basis Schedules and Tax Benefit Schedules for each TRA Party in compliance with this Agreement shall be borne by OpCo.

SECTION 2.2. Tax Benefit Schedule.

(a) Tax Benefit Schedule. Within one hundred and twenty (120) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or a Realized Tax Detriment Attributable to a TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit and Tax Benefit Payment or the Realized Tax Detriment, as applicable, in respect of such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

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(b) Applicable Principles.

(i) General. Subject to Section 3.3, the Realized Tax Benefit (or the Realized Tax Detriment) for each Taxable Year is intended to measure the decrease (or increase) in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology and, for the avoidance of doubt, is not intended to take into account, and shall be interpreted in a manner that avoids taking into account, any Tax Attribute more than once. Carryovers or carrybacks of any Tax item attributable to any of the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to any Tax Attribute and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. The parties agree that (A) all Tax Benefit Payments (other than Imputed Interest thereon) attributable to the Basis Adjustments will be treated as subsequent upward purchase price adjustments with respect to the Units exchanged in the applicable Exchange that have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, (B) as a result, any additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate, and (C) the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest.

(ii) Applicable Principles of Section 734(b) Exchanges. Notwithstanding any provisions to the contrary in this Agreement, the foregoing treatment set out in Section 2.3(b)(i) shall not be required to apply to payments hereunder to an Exchanging Holder in respect of a Section 734(b) Exchange by such Exchanging Holder. For the avoidance of doubt, payments made under this Agreement relating to a Section 734(b) Exchange shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest. The parties intend that (A) an Exchanging Holder that has made a Section 734(b) Exchange shall, with respect to the Basis Adjustment resulting from such Section 734(b) Exchange or any payments hereunder in respect of such Section 734(b) Exchange, be entitled to Tax Benefit Payments attributable to such Basis Adjustments only to the extent such Basis Adjustments are allocable to the Corporate Taxpayer following such Section 734(b) Exchange (without taking into account any concurrent or subsequent Exchanges) and (B) if, as a result of a subsequent Exchange, an increased portion of the Basis Adjustments resulting from such Section 734(b) Exchange or any payments hereunder in respect of such Section 734(b) Exchange becomes allocable to the Corporate Taxpayer, then the Unit Holder that makes such subsequent Exchange shall be entitled to a Tax Benefit Payment calculated in respect of such increased portion.

SECTION 2.3. Procedures, Amendments.

(a) Procedure. Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules and work papers, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, providing reasonable detail regarding data and calculations that were relevant for purposes of preparing such Schedule and (y) allow such TRA Party reasonable access at no cost to the appropriate representatives at the Corporate Taxpayer, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that any Tax

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Benefit Schedule that is delivered to a TRA Party, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability and the Hypothetical Tax Liability and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days from such date provides the Corporate Taxpayer with written notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). The TRA Party Representative will fairly represent the interests of each of the TRA Parties and shall use reasonable efforts to timely raise and pursue, in accordance with this Section 2.3(a), any reasonable objection to a Schedule or amendment thereto timely communicated in writing to the TRA Party Representative by a TRA Party.

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit, or the Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or the Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable TRA Party’s Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party when the Corporate Taxpayer delivers the Basis Schedule for the following taxable year.

ARTICLE III

TAX BENEFIT PAYMENTS

SECTION 3.1. Payments.

(a) Payments. Within five (5) calendar days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a) and Section 7.9, if applicable, the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b) that is Attributable to the relevant TRA Party. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or

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as otherwise agreed by the Corporate Taxpayer and such TRA Party. For the avoidance of doubt, (x) no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, U.S. federal estimated income Tax payments and (y) the payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. Notwithstanding anything to the contrary in this Agreement, with respect to each Exchange by or with respect to any TRA Party, if such TRA Party notifies the Corporate Taxpayer in writing of a stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)), then the amount of the consideration received in connection with such Exchange and the aggregate Tax Benefit Payments to such TRA Party in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed such stated maximum selling price.

(b) A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest, but instead, shall be treated as additional consideration in the applicable transaction, unless otherwise required by law. Subject to Section 3.3, the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under the first sentence of Section 3.1(a) (excluding payments attributable to Interest Amounts); provided, for the avoidance of doubt, that no such recipient shall be required to return any portion of any previously made Tax Benefit Payment. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a).

SECTION 3.2. No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

SECTION 3.3. Pro Rata Payments. Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Realized Tax Benefit of the Corporate Taxpayer with respect to the Tax Attributes is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for that Taxable Year shall be allocated among all parties then-eligible to receive Tax Benefit Payments under this Agreement in proportion to the amounts of Net Tax Benefit for that Taxable Year, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

SECTION 3.4. Payment Ordering. If for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that (i) Tax Benefit Payments for such Taxable Year shall be payable to all parties eligible to receive Tax Benefit Payments under this Agreement in such Taxable Year in proportion to the amounts of Tax Benefit Payments, respectively, that would have been made to each TRA Party if the Corporate Taxpayer had sufficient cash available to make such Tax Benefit Payments and (ii) no Tax Benefit Payments shall be made in respect of any Taxable Year until all Tax Benefit Payments to all TRA Parties in respect of all prior Taxable Years have been made in full.

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ARTICLE IV

TERMINATION

SECTION 4.1. Early Termination of Agreement; Breach of Agreement.

(a) With the written approval of a majority of the Independent Directors, the Corporate Taxpayer may terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties, and provided, further, that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment in respect of each TRA Party by the Corporate Taxpayer the Corporate Taxpayer shall have no further payment obligations under this Agreement, other than for any (a) Tax Benefit Payments due and payable and that remain unpaid as of the Early Termination Notice and (b) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (b) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange. For the avoidance of doubt, this Section 4.1(a) shall not prevent the Corporate Taxpayer and one or more TRA Parties from negotiating a termination of the TRA Parties’ rights under this Agreement for a payment that is different than the Early Termination Payment (an “Alternative Early Termination Payment”). In addition, this Section 4.1(a) shall not prevent the Corporate Taxpayer and the TRA Party Representative from negotiating an Alternative Early Termination Payment that would be binding on all TRA Parties.

(b) In the event that the Corporate Taxpayer (1) breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise or (2)(A) commences any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate a bankruptcy or insolvency, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) is party to any case, proceeding or other action of the nature referred to in clause (A) above commenced against it that remains undismissed or undischarged for a period of sixty (60) calendar days, all obligations hereunder shall be automatically accelerated and shall be immediately due and payable, and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach or the date of the applicable action under clause (2)(A) or (B)

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and shall include, but not be limited to, (x) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on such date, (y) any Tax Benefit Payment due and payable and that remains unpaid as of such date, and (z) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including such date; provided, that procedures similar to the procedures of Section 4.2 shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, to the fullest extent permitted by applicable law, each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (x), (y) and (z) above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of a material obligation of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make such payment; provided, that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

(c) In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and utilizing the Valuation Assumptions by substituting in each case the terms “the closing date of a Change of Control” in each place where the phrase “Early Termination Date” appears. Such obligations shall include (1) the Early Termination Payments calculated as if the Early Termination Date is the date of such Change of Control, (2) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control, and (3) any Tax Benefit Payment in respect of any TRA Party due for any Taxable Year ending prior to, with or including the date of such Change of Control (except to the extent any amounts described in clause (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, mutatis mutandis.

SECTION 4.2. Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1(a) above, the Corporate Taxpayer shall deliver to the TRA Party Representative notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment(s) due for each relevant TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which the TRA Party Representative is treated as having received such Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days after such date provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (ii) provides a written waiver of such right of a Material Objection Notice within the period described in clause (i) above, in which case such Schedule becomes binding on

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the date the waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule becomes binding ten (10) calendar days after the conclusion of the Reconciliation Procedures. The TRA Party Representative will fairly represent the interests of each TRA Party and shall timely raise and pursue, in accordance with this Section 4.2, any reasonable objection to an Early Termination Schedule or amendment thereto timely communicated in writing to the TRA Party Representative by a TRA Party.

SECTION 4.3. Payment upon Early Termination.

(a) Within three (3) calendar days after an Early Termination Effective Date, the Corporate Taxpayer shall pay to each relevant TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party or, in the absence of such designation or agreement, by check mailed to the last mailing address provided by such TRA Party to the Corporate Taxpayer.

(b) “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each Tax Benefit Payment for the relevant Taxable Year would be due and payable on the due date (without extensions) under applicable law as of the Early Termination Effective Date for filing of IRS Form 1120 (or any successor form) of the Corporate Taxpayer.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

SECTION 5.1. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. Notwithstanding any other provision of this Agreement to the contrary, to the extent that the Corporate Taxpayer or any of its Affiliates enters into future Tax receivable or other similar agreements (“Future TRAs”), the Corporate Taxpayer shall ensure that the terms of any such Future TRA shall provide that the Tax Attributes subject to this Agreement are considered senior in priority to any Tax attributes subject to any such Future TRA for purposes of calculating the amount and timing of payments under any such Future TRA.

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SECTION 5.2. Late Payments by the Corporate Taxpayer. Subject to the proviso in the last sentence of Section 4.1(b), the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was first due and payable to the date of actual payment.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

SECTION 6.1. Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided herein, and except as provided in the OpCo Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo by a Taxing Authority the outcome of which is reasonably expected to materially affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative reasonable opportunity to provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the OpCo Agreement.

SECTION 6.2. Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including U.S. federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that contemplated by this Agreement or specified by the Corporate Taxpayer in any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement unless otherwise required by law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the Tax treatment contemplated by this Agreement and any Schedule in any audit, contest or similar proceeding with any Taxing Authority.

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SECTION 6.3. Cooperation. Each of the Corporate Taxpayer and each TRA Party shall (a) furnish to the other party in a timely manner such information, documents and other materials as such party may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the other party and its representatives to provide explanations of documents and materials and such other information as such party or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to this Section 6.3. Upon the request of any TRA Party, the Corporate Taxpayer shall reasonably cooperate in taking any action reasonably requested by such TRA Party in connection with its tax or financial reporting, and/or the consummation of any assignment or transfer of any of its rights and/or obligations, under this Agreement, including without limitation, providing any information or executing any documentation reasonably requested by the TRA Party.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Evernorth Holdings Inc.

600 Battery Street

San Francisco, CA 94111

Attention: Asheesh Birla

Email: asheesh@evernorth.xyz

If to the initial TRA Party Representative, to:

Ripple Labs Inc.

600 Battery Street

San Francisco, CA 94111

Email: RippleInvestmentsAdmin@ripple.com

If to the TRA Parties (except the initial TRA Party Representative), to the respective addresses, fax numbers and email addresses set forth in the records of OpCo.

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Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

SECTION 7.2. Counterparts. This Agreement may be executed in one or more counterparts (including counterparts transmitted electronically in portable document format (pdf)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. Electronic signatures shall be a valid method of executing this Agreement.

SECTION 7.3. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 7.4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

SECTION 7.5. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 7.6. Successors; Assignment; Amendments; Waivers.

(a) Each TRA Party may assign all or any portion of its rights under this Agreement to any Person as long as such transferee has (i) executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, substantially in form of Exhibit A hereto, agreeing to become a TRA Party for all purposes of this Agreement, except as otherwise provided in such joinder, and (ii) obtained the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed).

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer and by the TRA Parties who would be entitled to receive at least a majority of the total amount of the Early Termination Payments payable to all TRA Parties hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for

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purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided, that no such amendment shall be effective if such amendment will have a disproportionate effect on the payments one or more TRA Parties receive under this Agreement unless such amendment is consented in writing by such TRA Parties disproportionately affected who would be entitled to receive at least two-thirds of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange). No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

SECTION 7.7. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

SECTION 7.8. Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.9 and cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally settled by arbitration conducted by a single arbitrator in Delaware in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the Dispute fail to agree on the selection of an arbitrator within thirty (30) calendar days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in the State of Delaware and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of paragraph (a), the Corporate Taxpayer may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each TRA Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would

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be inadequate, and (iii) irrevocably appoints the Corporate Taxpayer as agent of such TRA Party for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise the TRA Party of any such service of process, shall be deemed in every respect effective service of process upon the TRA Party in any such action or proceeding.

(c) (i) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN WILMINGTON, DELAWARE FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 7.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another; and

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 7.8 and such parties agree not to plead or claim the same.

SECTION 7.9. Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters governed by Sections 2.3 and 4.2 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, then the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the TRA Party’s Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the

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TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

SECTION 7.10. Withholding. The Corporate Taxpayer and its Affiliates, agents and representatives (each a “Withholding Agent”), shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Withholding Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. To the extent that any payment pursuant to this Agreement is not reduced by such deductions or withholdings, such recipient shall indemnify the applicable Withholding Agent for any amounts imposed by any Taxing Authority together with any costs and expenses related thereto. Each TRA Party shall promptly provide the Corporate Taxpayer, OpCo or other applicable Withholding Agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested, in order to avoid or reduce any deduction or withholding or in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign Tax law.

SECTION 7.11. Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers or is deemed to transfer any Unit or any Reference Asset to a transferee that is treated as a corporation for U.S. federal income Tax purposes (other than a member of a group described in Section 7.11(a)), such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such Unit or Reference Asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by such entity shall be equal to the fair market value of the transferred Unit or Reference Asset as determined by a valuation expert mutually agreed upon by the Corporate Taxpayer and the TRA Party Representative plus, without duplication, (i) the amount of debt to which any such Reference Asset is subject, in the case of a transfer of an

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encumbered Reference Asset, or (ii) the amount of debt allocated to any such Unit or Reference Asset, in the case of a transfer of a Unit or other partnership interest. For the purposes of this Section 7.11, a transfer of a Unit or other partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

(c) If OpCo transfers (or is deemed to transfer for U.S. federal income Tax purposes) any Reference Asset to a transferee that is treated as a corporation for U.S. federal income Tax purposes in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, OpCo shall be treated as having disposed of the Reference Asset in a wholly taxable transaction. The consideration deemed to be received by OpCo in a transaction contemplated in the prior sentence shall be equal to the fair market value of the Reference Asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. If any member of a group described in Section 7.11(a) that directly or indirectly owns any equity interests in OpCo ceases to be a member of such group (or the Corporate Taxpayer deconsolidates for U.S. federal income tax purposes from that group), then, except as otherwise agreed by the TRA Party Representative, such deconsolidated members of the group shall be treated prior to deconsolidation as having disposed of their directly or indirectly held equity of OpCo in a fully taxable transaction for consideration calculated in a manner consistent with this Section 7.11.

(d) Without duplication of the consequences of the application of Section 7.11(b), if the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers (or is deemed to transfer for U.S. federal income Tax purposes) any Unit in a transaction that is wholly or partially taxable, then for purposes of calculating payments under this Agreement, OpCo shall be treated as having disposed of the portion of any Reference Asset that is indirectly transferred by the Corporate Taxpayer (i.e., taking into account the number of Units transferred) in a wholly or partially taxable transaction in which all income, gain or loss attributable to such portion is allocated to the Corporate Taxpayer. The consideration deemed to be received by OpCo in exchange for such portion shall be equal to a proportionate amount of the cash and proportionate part of the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest.

SECTION 7.12. Confidentiality.

(a) Subject to the last sentence of Section 6.3, each TRA Party and each of their assignees acknowledge and agree that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or the Members, learned by the TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of

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information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of its assignees (and each employee, representative or other agent of the TRA Party or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.

(b) If a TRA Party or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries or the TRA Parties and the accounts and funds managed by the Corporate Taxpayer and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

SECTION 7.13. Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income Tax purposes or would have other material adverse Tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party and PubCo as it relates to such TRA Party, provided, that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

SECTION 7.14. TRA Party Representative. By executing this Agreement, each of the TRA Parties shall be deemed to have irrevocably constituted the TRA Party Representative as his, her or its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this Agreement, including but not limited to: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) except to the extent specifically provided in this Agreement receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) any and all consents, waivers, amendments or modifications deemed by the TRA Party Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement or any of the instruments to be delivered to the Corporate Taxpayer pursuant to this

24

Agreement; (vi) taking actions the TRA Party Representative is expressly authorized to take pursuant to the other provisions of this Agreement; (vii) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. The TRA Party Representative may resign upon thirty (30) days’ written notice to the Corporate Taxpayer. All reasonable, documented out-of-pocket costs and expenses incurred by the TRA Party Representative in its capacity as such shall be promptly reimbursed by the Corporate Taxpayer upon invoice and reasonable support therefor by the TRA Party Representative. To the fullest extent permitted by law, none of the TRA Party Representative, any of its Affiliates, or any of the TRA Party Representative’s or Affiliate’s directors, officers, employees or other agents (each a “Covered Person”) shall be liable, responsible or accountable in damages or otherwise to any TRA Party, OpCo or the Corporate Taxpayer for damages arising from any action taken or omitted to be taken by the TRA Party Representative or any other Person with respect to OpCo or the Corporate Taxpayer, except in the case of any action or omission which constitutes, with respect to such Person, bad faith, willful misconduct or fraud. Each of the Covered Persons may consult with legal counsel, accountants, and other experts selected by it, and any act or omission suffered or taken by it on behalf of OpCo or the Corporate Taxpayer or in furtherance of the interests of OpCo or the Corporate Taxpayer in good faith in reliance upon and in accordance with the advice of such counsel, accountants, or other experts shall create a rebuttable presumption of the good faith and due care of such Covered Person with respect to such act or omission; provided, that such counsel, accountants, or other experts were selected with reasonable care. Each of the Covered Persons may rely in good faith upon, and shall have no liability to OpCo, the Corporate Taxpayer or the TRA Parties for acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

SECTION 7.15. Partnership Agreement. This Agreement, inasmuch as it applies to holders of Units, shall be treated as part of the partnership agreement of OpCo as described in Section 761(c) of the Code, and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

[The remainder of this page is intentionally blank]

25

IN WITNESS WHEREOF, PubCo, OpCo, the TRA Party Representative, and each TRA Party have duly executed this Agreement as of the date first written above.

PubCo:

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

26

OpCo:

PATHFINDER DIGITAL ASSETS LLC.

By:
Name:
Title:

27

TRA Party Representative:

RIPPLE LABS INC.

By:
Name:
Title:

28

TRA Party:

[RIPPLE GROUP SUBSCRIBER(S)]

By:
Name:
Title:

29

TRA Parties:

•	Ripple Labs Inc.

•	[Ripple Group Subscriber(s)]

30

Exhibit A

Form of Joinder

This JOINDER (this “Joinder”) to the Tax Receivable Agreement (as defined below), is by and among Evernorth Holdings Inc. a Nevada corporation (including any successor corporation, “PubCo”), ______________________ (“Transferor”) and ______________________ (“Permitted Transferee”).

WHEREAS, on ______________________, Permitted Transferee shall acquire ______________________ percent of the Transferor’s right to receive payments that may become due and payable under the Tax Receivable Agreement (as defined below) (the “Acquired Interests”) from Transferor (the “Acquisition”); and

WHEREAS, Transferor, in connection with the Acquisition, has required Permitted Transferee to execute and deliver this Joinder pursuant to Section 7.6(a) of the Tax Receivable Agreement, dated as of [ ], 2025, between PubCo and the TRA Parties (as defined therein) (the “Tax Receivable Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1 Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Tax Receivable Agreement.

Section 1.2 Acquisition. For good and valuable consideration, the sufficiency of which is hereby acknowledged by the Transferor and the Permitted Transferee, the Transferor hereby transfers and assigns absolutely to the Permitted Transferee all of the Acquired Interests.

Section 1.3 Joinder. Permitted Transferee hereby acknowledges and agrees (i) that it has received and read the Tax Receivable Agreement, (ii) that the Permitted Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Tax Receivable Agreement and (iii) to become a “TRA Party” (as defined in the Tax Receivable Agreement) for all purposes of the Tax Receivable Agreement.

Section 1.4 Notice. Any notice, request, consent, claim, demand, approval, waiver or other communication hereunder to Permitted Transferee shall be delivered or sent to Permitted Transferee at the address set forth on the signature page hereto in accordance with Section 7.1 of the Tax Receivable Agreement.

Section 1.5 Governing Law. This Joinder shall be governed by and construed in accordance with the law of the State of Delaware.

31

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by Permitted Transferee as of the date first above written.

EVERNORTH HOLDINGS INC.

By:
Name:
Title:

[TRANSFEROR]

By:
Name:
Title:

[PERMITTED TRANSFEREE]

By:
Name:
Title:

Address for notices:

32

Exhibit 99.1

EVERNORTH HOLDINGS INC.

CAPITAL HAS A NEW MERIDIAN

October 2025 | Strictly private and confidential

evernorth®

1

Exhibit 99.1 EVERNORTH HOLDINGS INC. 1

Disclaimers and Other Important Information This presentation (this “Presentation”) is being furnished solely to recipients that are “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or “accredited investors” (as defined in Rule 506 of Regulation D) (any such recipient, together with its subsidiaries and affiliates, the “Recipient”) by Armada Acquisition Corp. II (“SPAC”), Pathfinder Digital Assets LLC (the “Company”), and Evernorth Holdings Inc., a proposed combined publicly listed company domiciled in the U.S. (“ListCo” and together with SPAC and the Company, the “Parties”) solely for informational purposes of considering the opportunity to participate in the proposed private placements in connection with a potential business combination among the Parties and related transactions (the “Business Combination” and together with both proposed private offerings (the “Equity Offerings”), the “Transactions”). Following the closing of the Business Combination, each of the Company and SPAC will be subsidiaries of ListCo. By reading this Presentation, the Recipient will be deemed to have agreed to the obligations and restrictions set out below. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction, in connection with the Transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities pursuant to the Equity Offerings will be made only pursuant to a definitive subscription agreement and related documentation and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. Any other solicitation or offering of securities shall be made only by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. The Parties reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason, or for no reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the Recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. The securities issued in the Equity Offerings have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. None of the Parties or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation or determined if this Presentation is truthful, accurate or complete, and it is an offense to claim otherwise. None of SPAC, the Company or ListCo nor any of their respective subsidiaries, equity holders, affiliates, representatives, partners, members, directors, officers, employees, advisers or agents (collectively, “Representatives”) makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the Recipient in the course of its evaluation of the Transactions, and nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance. To the fullest extent permitted by law, none of the Parties nor any of their Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, the information contained herein does not purport to contain all of the information that may be required to evaluate the Transactions. The information contained in this Presentation is provided as of the date hereof and may change, and none of the Parties nor any of their Representatives undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete. The general explanations included in this Presentation cannot address, nor is intended to address, your specific investment objectives, financial situations or financial needs. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with any Party or their respective Representatives, as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Parties and each of the Transactions. Recipients of this Presentation should read the definitive documents for the Equity Offerings or any other Transaction and make their own evaluation of the Parties and the Equity Offerings or any other Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. You are urged to request any additional information you may consider necessary or desirable in making an informed investment decision. You (and your Representative, if any) are invited, prior to the entry into any definitive documentation with respect to the Equity Offerings or the consummation of any other Transaction, to ask questions of, and receive answers from, the Parties concerning the Transactions and to obtain additional information regarding the Transactions, to the extent the same can be acquired without unreasonable effort or expense, in order to verify the accuracy of the information contained herein. Confidentiality This information is being distributed to you on a confidential basis. By receiving this information, you and your affiliates and Representatives agree to maintain the confidentiality of the information contained herein. Without the express prior written consent of each of the Parties, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Parties and the Transactions or (iv) provided to any person except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. Forward-Looking Statements This Presentation (and any oral statements regarding the subject matter of this Presentation) contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Transactions, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding ListCo, the Company, the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions, the assets held by the Company, the price and volatility of XRP, including such volatility’s expected enablement of lower cost-financing, XRP’s position as a leading cryptocurrency, XRP’s ability to power the next evolution of financial services, any expected growth or other opportunities, ListCo's listing on an applicable securities exchange, the macro and political conditions surrounding digital assets, including the evolution of regulatory tailwinds and conditions and legislative developments, the increasing adoption of digital assets, including XRP, any projected outcomes or expectations of crypto treasury strategies, expectations of XPR to perform as a superior treasury asset, the Company’s proposed operational strategy, plans and use of proceeds, objectives of management for future operations of the Company and ListCo, expected operating costs of ListCo and its subsidiaries, the upside potential and opportunity for investors resulting from any proposed Transactions, any projections or pro forma values associated with any Transactions, any proposed Transaction structures and offering terms, ListCo and the Company’s plans for XRP adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, and ListCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. 2

Forward-Looking Statements (Continued) Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; the risk that the Business Combination may not be completed by SPAC’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the Equity Offerings; failure to realize the anticipated benefits of the Transactions; the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Class A Common Stock of ListCo; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of ListCo to obtain or maintain the listing of its securities any stock exchange on which ListCo's Class A Common Stock will be listed after closing of the Business Combination; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ListCo’s anticipated operations and business, including the highly volatile nature of the price of XRP; the risk that ListCo’s stock price will be highly correlated to the price of XRP and the price of XRP may decrease between the signing of the definitive documents for the Transaction and the closing of the Transactions or at any time after the closing of the Transactions; risks related to increased competition in the industries in which ListCo will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding XRP; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, ListCo experiences difficulties managing its growth and expanding operations; challenges in implementing its business plan including XRP-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which the ListCo Class A Common Stock will be listed or by the Securities and Exchange Commission (“SEC”), which may impact the ability to list ListCo's Class A Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, ListCo or others following announcement of the Business Combination; and those risk factors discussed in documents of ListCo, the Company, or SPAC filed, or to be filed, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Reports on Form 10-Q, and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by ListCo and SPAC, and other documents filed by SPAC and ListCo from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither SPAC nor the Company nor ListCo presently know or that SPAC, the Company and ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their Representatives assumes any obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of its Representatives gives any assurance that any of SPAC, the Company or ListCo will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by ListCo, the Company or SPAC or any other person that the events or circumstances described in such statement are material. Industry and Market Data This Presentation has been prepared by the Parties and their Representatives and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although the Parties believe these third-party sources are reliable as of their respective dates, none of the Parties or any of their respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data’s accuracy or completeness. Some data are also based on the Parties’ good faith estimates, which are derived from both internal sources and the third-party sources. None of the Parties or their Representatives make any representation or warranty with respect to the accuracy of such information. The Parties expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by SPAC or ListCo, or any other report or document to be filed by ListCo following completion of the Business Combination with the SEC. Trademarks and Intellectual Property All trademarks, service marks, and trade names of any Party or their respective affiliates used herein are trademarks, service marks, or registered trade names of such Party or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with any Party, or an endorsement or sponsorship by or of any Party. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that any Party or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names. Additional Information and Where to Find It In connection with the Business Combination, SPAC and ListCo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SPAC shareholders. SPAC will also file other documents regarding the Transactions with the SEC. Before making any voting or investment decision, investors, shareholders and other interested persons of SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with Transactions carefully and in their entirety as they become available because they will contain important information about the Transactions. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov. The documents filed by SPAC and ListCo with the SEC also may be obtained free of charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St, Suite 52895, Miami, FL 33179-52895. Participants in Solicitation SPAC, ListCo, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including and the names and interests of the Company and ListCo’s directors and executive officers, will be set forth in the proxy statement/prospectus on Form S-4 for the Business Combination, which is expected to be filed by ListCo and SPAC with the SEC. You may obtain free copies of these documents as described in the preceding paragraph. 3

Executive Summary

Thesis	• **Evernorth Holdings Inc.** ("Evernorth" or the "Company") is a **purpose-built vehicle for investment into XRP** through public equity markets • Provides an unprecedented **pure play access to XRP for institutional investors** through a scalable, liquid, and regulated vehicle • Evernorth will become a publicly-listed company via a business combination with **Armada Acquisition Corp. II ("AACI")** • The **only scaled public company providing pure play XRP exposure** in the market
XRP Investment Thesis	• **Fixed-supply digital asset** built for real-world utility; all XRP in existence today and no new tokens can be created • Real-world use cases include but are not limited to **payments, liquidity provisioning, and serving as a bridge currency** • Proof of Association consensus mechanism enables **fast, low-cost, carbon-neutral transactions** faster than BTC and ETH • **Purpose-built for payments and tokenization** to bridge TradFi with digital asset use cases • **$633B LTM payment volume**[1] (2.8x YoY growth) demonstrates real-world utility • Meaningful catalysts for accelerated XRP ecosystem growth including **stablecoins and RWA tokenization**
Value Proposition	• Led by a management team with decades of experience across **blockchain and traditional finance** • **Secured $500mm commitments** from strategic partners Ripple and SBI Holdings • Adopts a lean, governance-aligned operating model **with no unrelated legacy operations** • Deploys capital exclusively towards **digital assets accumulation to maximize yield creation** • Designed to enhance investor returns by **increasing XRP per share, driving global expansion, and leveraging a diversified suite of yield-generation strategies**
Committed Capital	• At closing, Evernorth is expected to manage the largest XRP balance sheet in the public market, with **over 560 million XRP**[2] • Raised over **$1.1 billion** of **committed capital** in **common stock** at $10.00 per share at announcement, including: **$300 million** from Ripple, **$200 million** from SBI Holdings and Affiliates, and **$645 million** from institutional and strategic investors • Additional **$200 million** expected to be invested by Ripple, post closing of business combination, to support the international XRP DAT expansion • Pro forma equity value of approximately **$1.4 billion** at close[3]

4

• • • • • • • • • • • • • • • • • • • 4 (1) Source: Public XRP ledger data. LTM represents period from October 18, 2024 to October 17, 2025. (2) Assumes a Signing XRP Price of $2.36609. (3) Assumes no AACI shareholders exercise redemption rights at closing.

Evernorth Holdings Inc. Leadership

EVERNORTH MANAGEMENT TEAM

Asheesh Birla
CEO and Board Director
10+ Years of Experience in Blockchain
ripple | Bitso | MoneyGram

Matthew Frymier
Chief Financial Officer
30+ Years of Experience in Traditional Finance
BANK OF AMERICA | Broadhaven | FINANCIAL TECHNOLOGY PARTNERS

Sagar Shah
Chief Business Officer
10+ Years of Experience in Blockchain & Traditional Finance
ripple | salesforce | citi | wework

Jessica Jonas
Chief Legal Officer
15+ Years of Experience in Corporate Law
GEMINI | AMERICAN EXPRESS | ether.fi

Meg Nakamura
Chief Operating Officer
20+ Years of Experience in Consulting, FinTech, & Investing
Apto | Hard Yaka | IBM

BOARD OF DIRECTORS

Asheesh Birla
ripple | Bitso | MoneyGram

Stu Alderoty
ripple | HSBC | AMERICAN EXPRESS

*PLUS THREE INDEPENDENTS

STRATEGIC ADVISORS

Brad Garlinghouse
Advisor
Ripple, CEO

David Schwartz
Advisor
Ripple, CTO

STRATEGIC INVESTORS

ripple | SBI Holdings

5

Brad Garlinghouse CEO and Board Director Advisor Ripple, CEO Matthew Frymier Chief Financial Officer David Schwartz Advisor Ripple, CTO Sagar Shah Chief Business Officer Jessica Jonas Chief Legal Officer Meg Nakamura Chief Operating Officer 5

XRP Overview

XRP is a fixed-supply digital asset built for real-world utility and is the native token of the XRP Ledger ("XRPL"), a Layer 1 blockchain built for speed and efficiency

XRP OVERVIEW

- The XRPL is a decentralized, public blockchain built for high performance and scalability
- Use cases include, but are not limited to:

Payments

Liquidity Provisioning

Bridge Currency

XRP EFFICIENCY

- XRPL's Proof of Association consensus mechanism enables fast, low-cost, carbon-neutral transactions

Transaction Cost & Speed (1)
$0.8000
$0.5000
$0.0057
BTC
~30-60 minutes
ETH
~6-15 seconds
XRP
~3-5 seconds

XRP SUPPLY

- XRP has a fixed supply of 100 billion units - all XRP is already in existence today and no new tokens can be created
- At inception, the XRPL founders gifted 80 billion XRP to Ripple and in 2017, Ripple locked 55 billion XRP into onchain escrow accounts to provide greater supply predictability
  - The onchain XRP escrow automatically releases 1 billion XRP per month to Ripple with the majority of XRP going back into escrow each month
- A small portion of XRP is permanently removed / burned from the supply with each transaction to maintain efficiency and security of the XRPL

XRP Ownership Split (2)
4.6%
35.0%
60.4%
XRP Held by Ripple
On-Ledger Escrow XRP
XRP In Circulation

6

•• •• ‒ • • (2) XRP Ownership Split (1) Transaction Cost & Speed $0.8000 35.0% 60.4% 4.6% $0.5000 $0.0057 XRP Held by Ripple On-Ledger Escrow XRP XRP In Circulation BTC ETH XRP ~30-60 minutes ~6-15 seconds ~3-5 seconds 6 (1) Messari, Ycharts, and Pocket Option. (2) XRPscan. Data as of October 16, 2025.

Meaningful Catalysts for Accelerated Growth in XRP Ecosystem

GROWING STABLECOINS & PAYMENTS

- RLUSD powers payments among customers, businesses, and suppliers, and serves as an on-ramp for easy access to crypto and a "USD account" in markets with limited access to dollars

Stablecoins in Circulation[1] ($bn)

58%
YoY Growth
$148
$159
$185
$208
$223
$252
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

Stablecoin Transaction Volume[2] ($tn)

131%
YoY Growth
$1.3
$1.3
$1.9
$2.0
$2.2
$3.0
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

GROWTH IN REAL WORLD ASSETS (RWAs)

- At inception, XRPL was intentionally developed to address financial infrastructure use cases and this has translated to significant growth in onchain RWAs as tokenization use cases are materializing
- RWA growth on the XRPL has grown over 15x YTD compared to all other standalone Layer 1 protocols

TOKENIZATION PLATFORMS

Zoniqx · ARCHAX · meld · Axiology · OpenEden · Ondo · Palisade

7

•• • TOKENIZATION PLATFORMS 131% 58% YoY Growth $252 YoY Growth $3.0 $223 $208 $2.2 $185 $2.0 $1.9 $159 $148 $1.3 $1.3 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q2'24 Q3'24Q4'24 Q1'25 Q2'25 Q3'25 Sources: CoinMarketCap, Visa Onchain Analytics. (1) Stablecoins include USDC, USDT, TUSD, PYUSD, USDP, BUSD, GUSD, USDG, FDUSD, and RLUSD. (2) Reflects adjusted onchain transaction volumes per Visa Onchain 7 analytics.

Evernorth, A Highly Differentiated Digital Asset Treasury (“DAT”)

XRP Primed for Growth

Superior and Scaled Investment Vehicle

Key Strategic Partners and Advisors for Unparalleled Growth

ripple | SBI Holdings | citi | Deloitte.

Table Set for International Expansion

The Only Scaled Public Company Providing Pure Play XRP Exposure

8

The Right Team, Unparalleled Industry Backing; Building a Multibillion-Dollar Business 8 .

Evernorth Advantages

Evernorth delivers precise XRP exposure with investment return, institutional-grade governance & custody, liquidity, and tax advantages

	evernorth	Spot XRP ETPs	XRP Trusts	Direct XRP Purchases
Price Tracking	✓ Premium/discount to NAV	Tracks spot price closely	✓ Premium / discount to NAV	Spot
Yield Generation	✓ Diversified yield generation that will provide additional income-generating opportunities	No yield	No yield	No yield
Ability to leverage Capital Markets	✓ High	Limited, can be used as collateral in structured products	Minimal	Minimal
Governance/Legacy Liability	✓ Dedicated management team ✓ No legacy liability	ETP issuer manages custody and compliance under exchange rules Limited legacy liability	High legacy governance risk	Self
Custody	✓ Institutional-grade custody providers	✓ Institutional-grade custody providers	✓ Institutional-grade custody providers	Self custody risk
Taxes	✓ Potential tax benefits	Not optimized for tax benefits	Not optimized for tax benefits	Not optimized for tax benefits

9

Spot XRP ETPs XRP Trusts Direct XRP Purchases ✓ ✓ ✓ ✓ ✓ ✓✓✓ ✓ 9

Evernorth Corporate Strategy

ACCUMULATE XRP

Acquire XRP utilizing innovative financial products with optimal capital structure to maximize XRP per share

INTERNATIONAL EXPANSION

Develop blueprint for international expansion, initially targeting existing high-demand XRP markets – Japan and South Korea

DIVERSIFIED YIELD GENERATION

Thoughtfully deploy XRP treasury for risk-mitigated-yield generation

10

Evernorth’s business strategy is built upon three interconnected pillars, designed to maximize XRP per share and foster the broader utility of the asset 10

XRP in TradFi and DeFi

The XRPL's decentralized, scalable ledger purpose-built for payments and tokenization, powers innovation across financial ecosystems

Traditional Finance

- Treasury management
- Cross-border payments
- Collateral
- Lending
- Liquidity management

XRP Ledger

XRP as the bridge asset between TradFi and DeFi

Decentralized Finance

- Stablecoins
- Reserve currency
- Real world assets ("RWA")
- Decentralized exchanges
- Lending protocols

11

z Treasury Cross-border Stablecoins Reserve management payments currency Real world Decentralized Collateral Lending assets (“RWA”) exchanges Liquidity management Lending protocols 11

The XRP Army: Millions of Active, Loyal Holders

Vibrant ecosystem of developers and investors, passionate about XRP and the value it brings to the blockchain ecosystem

Active Community

- **The XRP Army**: A global, grassroots movement of passionate holders, traders, and advocates who promote XRP and defend its vision
- **Highly engaged developer base** building new tools, payment solutions, and tokenization projects on the XRPL
- **Strong social presence with influencers, content creators, and educators** generating tutorials, market insights, and thought leadership

Pinned
John Squire @TheCryptoSquire · 4h
I've already got it $XRP
GEMINI

'Very good sign': Grayscale, Bitwise, and more file amendments for spot XRP ETF proposals

By Zack Abrams

SOCIAL MEDIA XRP ACTIVITY

X ARMY
7.5M+ Total Reach

@Ripple 3.19M	@theCryptoSquire 546k	@XRPCryptowolf 420k
@thebearablebull 380k	@sentosumosaba 283k	@BankXRP 259k
@RuleXRP 200k	@stedas 158k	+ Many More

YOUTUBE ARMY
1.7M+ Subscribers | 500M+ Views

BC Backer 295k Subs 54M+ Views	DA Investor 216k Subs 95M+ Views	Moon Lambo 173k Subs 91M+ Views
Dig Perspectives 169k Subs 69M+ Views	Zach Rector 151k Subs 42M+ Views	Crypto Eri 117k Subs 27M+ Views
24hrs Crypto 107k Subs 18M+ Views	Token Talk 30k Subs 4M+ Views	+ Many More

REDDIT ARMY
1M+ Combined Members

r/Ripple 382k Members

r/XRP 630k Members

Source: FeedSpot, X, YouTube Analytics.

12

• X ARMY YOUTUBE ARMY 7.5M+ Total Reach 1.7M+ Subscribers | 500M+ Views • • BC Backer DA Investor Moon Lambo @Ripple @theCryptoSquire @XRPCryptowolf 295k Subs 216k Subs 173k Subs 3.19M 546k 420k 54M+ Views 95M+ Views 91M+ Views Dig Perspectives Zach Rector Crypto Eri @sentosumosaba @BankXRP @thebearablebull 169k Subs 151k Subs 117k Subs 283k 259k 380k 69M+ Views 42M+ Views 27M+ Views + Many More 24hrs Crypto Token Talk + Many More + Many More 107k Subs 30k Subs @RuleXRP @stedas 18M+ Views 4M+ Views 200k 158k REDDIT ARMY 1M+ Combined Members r/Ripple r/XRP 382k Members 630k Members 12 Source: FeedSpot, X, YouTube Analytics.

Growth in XRP Ecosystem

PAYMENTS

- **$633B** — LTM Payment Volume
- **2.8x** — YoY Growth (Oct. 2024 to Oct. 2025)
- **$91B** — LTM Highest Monthly Volume

DECENTRALIZED EXCHANGE

- **$2B** — LTM DEX Volume
- **11.0x** — YoY Growth (Oct. 2024 to Oct. 2025)
- **58%** — Activity of DEX volume Dominated by RLUSD/XRP pair (Sep. 2025)

13

Source: Public XRP ledger data. Note: LTM represents period from October 18, 2024 to October 17, 2025. YoY growth metrics represent comparison between time period from 13 January 1, 2025 to October 17, 2025 and time period from January 1, 2024 to October 17, 2024.

Evernorth Corporate Strategy

01
ACCUMULATE XRP

Acquire XRP utilizing innovative financial products with optimal capital structure to maximize XRP per share

02
INTERNATIONAL EXPANSION

Anchor expansion strategy in global markets, initially targeting existing high-demand XRP markets – Japan and South Korea

03
DIVERSIFIED YIELD GENERATION

Thoughtfully deploy XRP treasury for risk-mitigated-yield generation

14

14

01 Accumulate XRP

Evernorth leverages a broad toolkit of financial instruments to intelligently maximize XRP per fully diluted share over time

Initial Capital Deployment
Opportunistic Capital Raises
$300mm Ripple In-Kind Contribution
Third-Party Equity (via Advance or Delayed Funding)
Cash Remaining in Trust from SPAC
Equity Line of Credit
Preferred Stock Issuance
ATM Program
Convertible Notes
Fiat Bonds
XRP Denominated Bonds
Future XRP Contributions

MSTR Case Study(1)

Strategy's Bitcoin Accumulation Strategy

The Flywheel Effect

Raise Capital via Convertible Notes & ATM
Buy Bitcoin
Bitcoin Price Appreciates
MSTR Share Price Appreciates
BTC Acquired 640,250
mNAV 1.38x
Debt / BTC NAV 12%

15

(1) MSTR Case Study Strategy’s Bitcoin Accumulation Strategy • Use Free Cash Flow: Acquire bitcoin with cash from operations from core business intelligence software business • Leverage Attractive Capital: Raise funds through low-interest financial instruments such as convertible notes, senior bonds, and at-the-market offerings • Acquire Bitcoin: Use capital raised to accumulate Bitcoin as a long-term store of value and hedge against monetary debasement • Enhance Returns and Repeat: As Bitcoin price appreciates, MSTR appreciates enabling further capital raises The Flywheel Effect 15 (1) Market and financial data as of October 16, 2025; MSTR public filings with the SEC.

02 International Expansion

XRP has high levels of adoption across Japan and South Korea, two of Asia's most dynamic crypto markets

Japan

Sustained growth in demand of XRP in Japan fueled by **institutional momentum and banking infrastructure initiatives**, largely backed by SBI

Tax & Investment Advantages

- In Japan, direct crypto ownership is often taxed as miscellaneous income, subject to higher tax rates (up to 55%)
- FSA is exploring reforms to reclassify cryptocurrencies as financial products by 2026 which could enable equity holding options like Evernorth to become eligible in tax advantaged accounts like NISA

18%
14%
68%
XRP
ETH
Others

XRP commands a strong exchange presence in Japan – **accounting for 18% of all token traded on Japanese exchanges** as the second largest token by trading volume during August 2025 (1)

South Korea

On Upbit, South Korea's largest crypto exchange, XRP consistently ranks as **the top trading volume asset**

Tax & Legal Advantage

- Implementation of South Korea's planned 20% crypto capital gains tax has been delayed until at least 2027
- Recent reforms require reporting of virtual assets received as income or compensation, but overall taxation remains lighter compared to direct capital gains

26%
74%
South Korea
World

$330bn YTD or 26% of global XRP trading volume is from South Korea (2)

16

• • •• 18% 26% 14% 68% 74% XRP ETH Others South Korea World 16 (1) Japan Virtual and Crypto Assets Exchange Association. August 2025. (2) Upbit and Bithumb. August 2025.

03 Diversified Yield Generation

Deployment of a portion of accumulated XRP reserves into various risk-monitored TradFi and DeFi strategies will provide additional income-generating opportunities

TRADITIONAL FINANCE (TRADFI)

Structured XRP Lending Opportunities

- Market Makers
- Financial Institutions
- Corporate Treasuries

CoinShares | GRAYSCALE | CME Group | TEUCRIUM | Bitwise | FRANKLIN TEMPLETON

Underpinned by robust due diligence, stringent collateralization requirements, and continuous monitoring of partners' financial health

EMERGING DECENTRALIZED FINANCE (DEFI)

Secure DeFi protocols Offering Yield on XRP

- Liquidity Provision
- Reserve Currency

Evaluate top DeFi protocols through independent code audits, market tenure, total value locked ("TVL"), and insurance safeguards

17

17

Transaction Overview Sources & Uses • Evernorth Holdings, Inc., an institutional pure-play XRP platform, launches via a business Sources ($ mm) combination with Armada Acquisition Corp. II (“AACI”), sponsored by an affiliate of Arrington Capital Advance / Delayed Funding $645 • At closing, Evernorth is expected to manage the largest XRP balance sheet in the public Ripple In-Kind Contribution 300 (1) market, with over 560 million XRP • Raised over $1.1 billion of committed capital in common stock at $10.00 per share: SBI and Affiliates Cash Contribution 200 − $300 million from Ripple (1)(3) 235 AACI Cash in Trust − $200 million from SBI Holdings and Affiliates Total Sources $1,379 − $645 million from institutional and strategic investors • Additional $200 million expected to be invested by Ripple, post closing of business combination, to support the international XRP DAT expansion (2) • Pro forma equity value of approximately $1.4 billion at close Uses ($ mm) • Ripple and AACI sponsor will be subject to a 180-day lock-up following closing of Contributed / Purchased XRP / Balance Sheet Cash $1,339 business combination • Net proceeds from committed financing and AACI cash in trust (after transaction costs Est. Transaction Fees and Expenses 40 and reserve for operating expenses) to be used to fund the acquisition of XRP Total Uses $1,379 • Expected closing in Q1 2026 (1) Assumes a Signing XRP Price of $2.36609. (2) Assumes no AACI shareholders exercise redemption rights at closing. (3) AACI cash in trust value as of September 30, 2025. Does not account for additional accrued interest 18 on cash in trust, which would increase trust value per share at closing. Figure is unaudited.

Transaction Summary (Cont.)

Illustrative Pro Forma Economic Ownership[1]

	Shares (mm)	Economic Ownership %
Ripple	30.0	21%
SBI and Affiliates	20.0	14%
Advance / Delayed Funding Investors	64.5	45%
AACI Shareholders[2]	29.1	20%
Total	**143.6**	**100%**

XRP Holdings Sourced From Investment By:

	XRP (mm)
Ripple	126.8
SBI and Affiliates	84.5
Advance / Delayed Funding	272.5
Committed at Ann.	**483.8**
Est. Purchase at Close[3]	82.3
Est. Total at Close	**566.1**

19

Shares (mm) Economic Ownership % XRP (mm) Ripple 126.8 Ripple 30.0 21% SBI and Affiliates 84.5 SBI and Affiliates 20.0 14% Advance / Delayed Funding 272.5 Advance / Delayed Funding Investors 64.5 45% Committed at Ann. 483.8 (2) 29.1 20% AACI Shareholders (3) 82.3 Est. Purchase at Close Total 143.6 100% Est. Total at Close 566.1 (1) Assumes $10.00 per share and no increase in XRP price between signing and closing (which would result in the issuance of additional shares to advance funding investors). Includes 5.5mm AACI Class B shares. Excludes the impact of 11.5mm AACI public warrants (exercisable at $11.50 per share) and 0.355mm AACI private placement warrants (exercisable at $11.50 per share), to be exchanged for an equivalent number of ListCo warrants. (2) Assumes no AACI shareholders exercise redemption rights at closing. (3) Assumes $235mm of 19 net proceeds from SPAC cash in trust (assuming no redemptions, after paying transaction fees and expenses) are used to purchase XRP at a price of $2.36609 at closing of business combination. Figure is unaudited.

Transaction Summary (Cont.)

Target/Issuer	Evernorth Holdings Inc.
SPAC	Armada Acquisition Corp. II ("AACI")
Total Committed Capital	$1.1 billion
SPAC Cash in Trust	$235 million (As of September 30, 2025) (Unaudited)
Use of Proceeds	Accumulation of XRP tokens and yield generation
PIPE Structure	Investors have two options to participate via cash or in-kind XRP contribution: 1. Advance Funding – fund at announcement of business combination; receive incremental shares if XRP price at closing exceeds XRP price at signing 2. Delayed Funding – fund at closing of business combination
Governance	All shares will entitle holders to one vote per share (i.e. no super-voting rights for insiders)
Estimated Closing	Business combination expected to close in Q1 2026, subject to SEC review and customary closing conditions
Placement Agent	Citigroup Global Markets Inc.

20

20

Investment Thesis

01 **XRP Positioned for Growth**: XRP offers regulatory clarity, fixed supply, and is designed to benefit from major industry tailwinds in payments, stablecoins, and asset tokenization

02 **Key Strategic Partners For Growth**: Secured $500mm commitments from Ripple and SBI Holdings and access to prime brokerage, payments, and Asia-Pacific expertise to accelerate XRP's expansion

03 **Superior and Scaled Investment Vehicle**: With additional $645mm indication of interest from institutional and strategic investors, the Evernorth treasury strategy will provide enhanced returns in scale by increasing XRP per share, accelerating international expansion, and leveraging diversified yield strategies

04 **Experienced Management Team**: The leadership team combines decades of experience and deep relationships in blockchain and traditional finance

05 **Pure Play Business Model**: Evernorth adopts a lean, governance-aligned operating model with no unrelated legacy operations and deploys capital exclusively towards digital assets accumulation to maximize yield creation

06 **The only scaled public company providing pure play XRP exposure**: Launching the first $100mm+ XRP treasury vehicle in the market

21

21

XRP Performance

XRP has outperformed all other major cryptocurrencies and benchmarks over the last year, becoming the 4th largest digital asset by market capitalization

LTM Crypto Landscape Performance

600%
500
400
300
200
100
0
(100)
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25
WisdomTree files for XRP ETF
Judge Torres rejects proposed $50 million settlement between Ripple and the SEC
Ripple & SEC Resolution/ Settlement Day
Archax launches first tokenized money market fund on XRPL
U.S. Senate Passes the GENIUS Act
SEC announces Gary Gensler's resignation
324%
60%
49%
35%
19%
13%
ETH
XRP
BTC
SOL
MAG7
SP50

Total Crypto Market Cap ($bn) (1)

$2,170
$474
$159
$141
$102
$30
$29
$24
$12
$9
Bid-ask: 0.008%
Lowest outside of BTC & ETH
XRP Avg. Daily Volume ~$6.7B
BTC
ETH
BNB
XRP
SOL
TRX
DOGE
ADA
HYPE
SUI

23

(1) LTM Crypto Landscape Performance Total Crypto Market Cap ($bn) 600% Judge Torres rejects WisdomTree proposed $50 files for XRP $2,170 million settlement ETF between Ripple and 500 the SEC Bid-ask: 0.008% Lowest outside of BTC & ETH $474 400 Ripple & SEC XRP Avg. Daily Volume ~$6.7B Resolution/ Settlement Day 324% 300 Archax launches first tokenized money market fund on XRPL 200 U.S. Senate Passes the GENIUS Act SEC announces Gary Gensler's 100 resignation 60% 49% $159 35% $141 19% 0 13% $102 (100) $30 $29 $24 Oct-24 Jan-25 Apr-25 Jul-25 Oct-25 $12 $9 ETH XRP BTC SOL MAG7 SP50 BTC ETH BNB XRP SOL TRX DOGE ADA HYPE SUI 23 Source: Coingecko. Factset. Market date as of October 16, 2025. (1) Excluding XRP in escrow.

XRP Deep Liquidity Expands Utility

LTM XRP 24 Hour Trading Volume [1]

($ in bn)
Bid-ask: 0.008%
Lowest outside of BTC & ETH
$60
50
40
30
20
10
0
Oct-2024
Dec-2024
Mar-2025
May-2025
Aug-2025
Oct-2025

XRP vs. Peers ADTV [1]

($ in bn)
XRP Avg. Daily Volume ~$6.7B
1.8x DOGE
4.5x ADA
6.4x LINK
7.5x TRON
$6.7
$3.7
$1.5
$1.0
$0.9
XRP
DOGE
ADA
LINK
TRON

24

(1) (1) LTM XRP 24 Hour Trading Volume XRP vs. Peers ADTV Bid-ask: 0.008% XRP Avg. Daily Volume ~$6.7B Lowest outside of $60 BTC & ETH 1.8x DOGE 4.5x ADA $6.7 6.4x LINK 7.5x TRON 50 40 30 $3.7 20 $1.5 10 $1.0 $0.9 0 Oct-2024 Dec-2024 Mar-2025 May-2025 Aug-2025 Oct-2025 XRP DOGE ADA LINK TRON 24 Source: CoinMarketCap. Market data as of October 16, 2025. (1) A measure of a cryptocurrency average trading volume across all tracked platforms over the last 30 days. This is tracked on a rolling 24-hour basis with no open/closing times.

XRP Relative to Other Tokens

	XRP	Bitcoin	Ethereum
Overview	**Compliant, Real-World Finance** *XRPL is designed for the efficient tokenization and exchange of crypto-native and real-world assets*	**Store of Value** *Bitcoin is the first blockchain and found product market fit as a store of value, i.e. "digital gold"*	**Decentralized App Store** *Ethereum has grown into an ecosystem where developers have gravitated towards building a permissionless, on-chain app store for web3*
Decentralization Level	Medium	High	Medium
Consensus Mechanism	Proof of Association *(Pre-approved validators sign blocks)*	Proof of Work *(Mining)*	Proof of Stake *(Stake tokens to validate blocks)*
Functionality / Programmability	Institutional-grade functionality aimed at financial use cases	Limited functionality	General purpose programming
Speed of Transaction [1]	~3-5 seconds	~30-60 minutes	~6-15 seconds
Cost of Transaction [1]	~$0.0057	~$0.80	~$0.50
# Spot ETFs filed	8	11	8
Spot ETF AUM	NA - Pending approval	~$149bn	~$25bn
# $100M+ DATs	0	52 [2]	16 [3]

25

Decentralized App Store Compliant, Real-World Finance Store of Value Ethereum has grown into an ecosystem where Overview XRPL is designed for the efficient tokenization and Bitcoin is the first blockchain and found product developers have gravitated towards building a exchange of crypto-native and real-world assets market fit as a store of value, i.e. “digital gold” permissionless, on-chain app store for web3 Decentralization Level Medium High Medium Proof of Association Proof of Work Proof of Stake Consensus Mechanism (Pre-approved validators sign blocks) (Mining) (Stake tokens to validate blocks) Institutional-grade functionality Functionality / Programmability Limited functionality General purpose programming aimed at financial use cases (1) Speed of Transaction ~3-5 seconds ~30-60 minutes ~6-15 seconds (1) Cost of Transaction ~$0.0057 ~$0.80 ~$0.50 # Spot ETFs filed 8 11 8 Spot ETF AUM NA - Pending approval ~$149bn ~$25bn (2) (3) # $100M+ DATs 0 52 16 25 Sources: Messari, Ycharts, Pocket Options, The Block, Webopedia. (1) Messari, Ycharts, and Pocket Option. (2) bitcointreasuries.net. (3) strategicethreserve.xyz.

Post-Closing Structure

SBI Investors
Series C Investor
Other PIPE Investors
Ripple Labs Inc.
SPAC Shareholders & Warrant Holders
Evernorth Holdings Inc. (PubCo) (Nevada)
Armada Acquisition Corp II. (SPAC) (Delaware)
Pathfinder Digital Assets LLC (Delaware)
Legend
Corporation
Partnership
Disregarded Entity
Unspecified

Investor Securities Ownership

Investor	Class of Securities
Ripple Labs	• PubCo Class A Shares (economic & voting) • PubCo Class B Shares (non-economic & voting)* • Pathfinder Units*
Series C Investor *(on behalf of 501(c)(3) Entity)*	• PubCo Class A Shares (economic & voting) • PubCo Class C Shares (economic & non-voting)**
SBI Investors & Other PIPE Investors	• PubCo Class A Shares (economic & voting)
SPAC Shareholders & Warrant Holders	• PubCo Class A Shares (economic & voting)

26

Post-Closing Structure Investor Securities Ownership Other PIPE SBI Investors Series C Investor Investors Investor Class of Securities Ripple Labs• PubCo Class A Shares (economic & voting) • PubCo Class B Shares (non-economic & voting)* • Pathfinder Units* Ripple Labs Inc. SPAC Shareholders & Series C Investor • PubCo Class A Shares (economic & voting) Warrant Holders (on behalf of • PubCo Class C Shares (economic & non- 501(c)(3) Entity) voting)** SBI Investors & • PubCo Class A Shares (economic & voting) Other PIPE Evernorth Holdings Investors Inc. (PubCo) Legend (Nevada) SPAC • PubCo Class A Shares (economic & voting) Shareholders & Warrant Holders Corporation * No PubCo Class B shares will be issued at closing, or are anticipated to be Armada Acquisition issued post-closing, due to 9.9% cap on Ripple Labs’ voting power (together Corp II. (SPAC) Partnership with Ripple Labs affiliates who form a 13D group). Pathfinder Units are non- (Delaware) voting and exchangeable for PubCo Class A Shares on 1:1 basis. ** PubCo Class C shares are non-voting and exchangeable for PubCo Class A Disregarded shares on a 1:1 basis. Aggregate voting power of the Series C Investor and other Entity entities whose holdings are aggregated under private foundation rules to be capped at 19.9%. PubCo will be a holding company and its principal asset will be its ownership of Unspecified Pathfinder Units directly and indirectly through ownership of shares of SPAC. All Pathfinder XRP will be held by Pathfinder. PubCo will be the sole managing member of Digital Assets Pathfinder and will control its business as a result. LLC (Delaware) 26

2. Risk Factors

Risk Factors Certain factors may have a material adverse effect on the business, financial condition and results of operations of Pathfinder Digital Assets LLC (“SPV”), Evernorth Holdings Inc. (“ListCo”) and/or Armada Acquisition Corp. II (“SPAC” and, together with SPV and ListCo, the “Parties”) and your proposed investment through the private placements described in the accompanying discussion materials (the “Private Placements”). The risks and uncertainties described below are not the only ones that the Parties face. Additional risks that the Parties are unaware of, or that the Parties currently believe are not material, may also become important factors that materially adversely affect any of the Parties. If any of the following risks actually occur, the business, financial condition, results of operations, and future prospects of the Parties could be materially and adversely affected. In that event, the trading price of ListCo’s Class A common stock (the “ListCo Class A Common Stock”) and public warrants following the proposed business combination among the Parties (the “Business Combination”) could decline, and you could lose all or part of your investment. Many of the risks and uncertainties affecting ListCo below are also relevant to an investment in the SPV, and investors in the SPV may be affected by such risks and uncertainties. 28

Risk Factors (Cont.) Risks Related to the Business and Strategy of ListCo and Investing in XRP XRP is a highly volatile asset and in the event the transaction does not close there is no guarantee that the value of XRP will not have materially deteriorated compared to the price of XRP at the time of signing of the subscription agreements. ListCo’s principal asset will be XRP, the native cryptocurrency of the XRP Ledger. XRP is a highly volatile asset, and ListCo’s operating results may significantly fluctuate, including due to the highly volatile nature of the price of XRP and erratic market movements. Due to ListCo’s limited operating history and the concentration of its XRP holdings, it will be difficult to evaluate ListCo’s business and future prospects, and ListCo may not be able to achieve or maintain profitability in any given period. A significant decrease in the market value of ListCo’s XRP holdings could adversely affect ListCo’s ability to satisfy its financial obligations. ListCo will operate in a highly competitive environment and will compete against companies, asset managers and other entities with similar strategies, including companies and other investors with significant XRP holdings and ETFs and ETPs for XRP and other digital assets, and ListCo’s business, operating results, and financial condition may be adversely affected if ListCo is unable to compete effectively. The introduction of government issued digital assets could eliminate or reduce the need or demand for private-sector issued digital assets, or significantly limit their utility. National governments around the world could launch central bank digital currencies, which could in turn limit the size of the market opportunity for cryptocurrencies, including XRP, and may adversely impact ListCo’s business. The emergence or growth of other private-sector digital assets, including those with significant backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of XRP and adversely affect ListCo’s business. ListCo’s XRP holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for ListCo. ListCo will face risks relating to the custody of its XRP. If ListCo or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to ListCo’s XRP, or if ListCo’s private keys are lost or destroyed, or other similar circumstances or events occur, ListCo may lose some or all of its XRP and ListCo’s financial condition and results of operations could be materially adversely affected. ListCo’s XRP acquisition strategy exposes ListCo to risk of non-performance by counterparties, including, in particular, risks relating to its custodians, including as a result of inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. XRP and other digital assets are relatively novel assets, which will expose ListCo to significant legal, commercial, regulatory and technical uncertainty, which could adversely impact ListCo’s financial position, operations and prospects. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that could materially adversely affect ListCo’s financial position, operations and prospects. Policymakers in the U.S. are just beginning to consider what a regulatory regime for digital assets would look like and the elements that would serve as the foundation for such a regime. ListCo may be unable to effectively react to proposed legislation and regulation of digital assets, which would adversely affect its business. XRP’s status as a “security” in any relevant jurisdiction, as well as the status of XRP-related products and services in general is subject to a high degree of uncertainty and if ListCo is unable to properly characterize such product or service offering, ListCo may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect ListCo’s business, operating results, and financial condition. Absent federal regulations, there is a possibility that XRP may be classified as a “security.” Any classification of XRP as a “security” could lead to ListCo’s classification as an “investment company” under the Investment Company Act of 1940, and would subject ListCo to additional regulation and could materially impact the operation of ListCo’s business. If ListCo were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions likely would make it impractical for ListCo to continue segments of its business as currently contemplated and could adversely affect ListCo’s financial condition, the market price of XRP, the market price of shares of ListCo Class A Common Stock and warrants, and results of operations. ListCo will not be subject to the same legal and regulatory obligations, including certain compliance and reporting obligations intended to protect investors, that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers. Due to the unregulated nature and lack of transparency surrounding the operations of many XRP trading venues, XRP trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in XRP trading venues and adversely affect the value of ListCo’s XRP holdings. XRP is transmitted through the XRP Ledger, a decentralized, open-source, permissionless ledger that processes all transactions in XRP. If the XRP Ledger is disrupted or encounters any unanticipated difficulties, the value of XRP could be negatively impacted. ListCo may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities. These matters are often expensive and time consuming, and, if resolved adversely, could harm ListCo’s business, financial condition, and operating results. ListCo’s compliance and risk management methods, including with respect to any lending or hypothecation of ListCo’s XRP, might not be effective and may result in outcomes that could adversely affect ListCo’s reputation, operating results, and financial condition. Changes in laws or regulations, or a failure to comply with any laws and regulations, including any applicable financial industry regulation, could have a material adverse impact on ListCo and its activities. ListCo could be considered to be a “shell company” and expects to be considered the successor to a shell company, and therefore ListCo and its stockholders would be restricted in reliance on certain rules or forms in connection with the offering, sale or resale of securities. If ListCo were considered to be a “shell company” by Nasdaq, or another stock exchange on which ListCo applies for listing, or by the SEC, ListCo may be unable to list its ListCo Class A Common Stock on a stock exchange and the Business Combination would not occur. 29

Risk Factors (Cont.) Risks Related to Being a Public Company The market price of ListCo Class A Common Stock and warrants may be volatile and decline materially as a result of volatility in XRP or the digital asset markets generally, or for other reasons. You should be aware that you may lose some or all of your investment. The principal assets of ListCo following the Business Combination will be its XRP holdings and cash and cash equivalents from the proceeds of the Business Combination and the Private Placements not invested in XRP. Although ListCo is expected to have certain other operations, ListCo will depend on such retained cash and cash equivalents to pay its debts and other obligations. If securities or industry analysts do not publish research or reports about ListCo’s business or the Business Combination or publish negative reports, the market price of ListCo Class A Common Stock could decline. ListCo’s ability to timely raise capital in the future may be limited, or may be unavailable on favorable terms, if at all. ListCo’s failure to raise capital when needed could harm its business, operating results and financial condition. The issuance of additional shares and warrants by ListCo could make it difficult for another company to acquire ListCo, may dilute the ownership of ListCo stockholders and could adversely affect the price of ListCo Class A Common Stock and public warrants. Future resales of ListCo Class A Common Stock after the consummation of the Business Combination may cause the market price of ListCo’s securities to drop significantly, even if ListCo’s business is doing well. ListCo will incur higher costs post-Business Combination as a result of being a public company, including additional legal, accounting, insurance and other expenses, as well as costs associated with public company reporting requirements. ListCo’s management team is expected to have limited experience managing and operating a U.S. public company. If ListCo is unable to maintain an effective system of internal controls and compliances, its business and reputation could be adversely affected. ListCo’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects. ListCo will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make ListCo Class A Common Stock less attractive to investors. 30

Risk Factors (Cont.) Risks Related to the Business Combination The market price of ListCo Class A Common Stock and warrants after the Business Combination will be affected by factors different from those currently affecting the prices of Class A ordinary shares of SPAC (“SPAC Class A Ordinary Shares”). Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if sufficient holders of the then outstanding public warrants approve of such amendment. The ListCo warrants may have an adverse effect on the market price of the ListCo Class A Common Stock. Warrants will become exercisable for ListCo Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Public shareholders who redeem their shares of SPAC Class A Ordinary Shares may continue to hold any SPAC warrants that they own, which results in dilution to non-redeeming holders upon exercise of the SPAC warrants. ListCo may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders and the exercise of a significant number of the warrants could adversely affect the market price of ListCo Class A Common Stock. The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement among the Parties (the “Business Combination Agreement”) may be terminated in accordance with its terms and the Business Combination may not be completed. The Business Combination Agreement contains provisions that limit SPAC from seeking an alternative business combination. Neither SPAC nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties in the Business Combination Agreement made by ListCo or any other party thereto ultimately proves to be inaccurate or incorrect. Investors in the Private Placements will experience immediate and material dilution upon closing of the Business Combination as a result of the SPAC Class A Ordinary Shares and Class B ordinary shares of SPAC (the “SPAC Class B Ordinary Shares”) held by the sponsor of SPAC (the “Sponsor”), since the value of such SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of ListCo Class A Common Stock at such time is substantially less than $10.00 per share. Since the Sponsor and SPAC’s directors and officers have interests that are different from, or in addition to (and which may conflict with), the interests of SPAC’s public shareholders, a conflict of interest may exist in determining whether the Business Combination with ListCo is appropriate as SPAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in SPAC if the Business Combination or any other business combination is not completed, and that the Sponsor will be liable to SPAC in certain circumstances if and to the extent any claims by a third party for services rendered or products sold to SPAC (except for our independent auditors and underwriters of SPAC’s initial public offering), or a prospective target business with which SPAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the redemption amount to below certain agreed upon thresholds. SPAC’s directors and officers will have discretion on whether to agree to changes or waivers in the terms of the Business Combination and their interests in exercising that discretion may conflict with those of SPAC’s shareholders. Members of SPAC’s management team and the SPAC Board have experience as founders, board members, officers, executives or employees of other companies. Certain of those persons, as well as SPAC’s affiliates, have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming and could divert SPAC management’s attention, and may have an adverse effect on SPAC, which may impede SPAC’s ability to consummate the Business Combination. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect SPAC’s business, including SPAC’s ability to complete the Business Combination. If the Business Combination is not approved and SPAC does not consummate another initial business combination by its deadline, then the Sponsor’s ordinary shares of SPAC will become worthless and the expenses it has incurred will not be reimbursed. These interests may have influenced its decision to approve the Business Combination. A substantial majority of SPAC’s public shareholders may redeem their SPAC Class A Ordinary Shares, which will reduce proceeds available to fund ListCo’s operations following the Business Combination. The ability of public shareholders of SPAC to exercise redemption rights with respect to a large number of SPAC’s public shares may reduce the public “float” of SPAC Class A Ordinary Shares, reduce the liquidity of the trading market for the SPAC Class A Ordinary Shares on Nasdaq, or make it difficult to obtain or maintain the quotation, listing or trading of shares of ListCo Class A Common Stock on Nasdaq, and subsequently may not allow the parties to complete the Business Combination, or optimize ListCo’s capital structure following the Business Combination. The Sponsor and SPAC’s directors, officers and their respective affiliates may elect to purchase SPAC Class A Ordinary Shares from public shareholders, subject to any limitations under the Securities Exchange Act of 1934, which may influence a vote on the Business Combination and reduce the public “float” of SPAC Class A Ordinary Shares. At closing, the ownership interest in ListCo of Ripple and those who invest in the Private Placement by funding at signing will be based on the greater of the price of XRP at signing and the price of XRP at closing. The ownership interest in ListCo of investors in the Private Placement who fund at closing will be based on the price of XRP at closing. Accordingly, if an investor who funds at signing and an investor who funds at closing each invested an identical amount and (i) there was an increase in the price of XRP between signing and closing, an investor who funds at signing will receive a greater percentage ownership in ListCo than the investor who funds at closing or (ii) there was a decrease in the price of XRP between signing and closing, an investor who funds at signing will receive the same percentage ownership in ListCo as the investor who funds at closing. 31

Risk Factors (Cont.) Risks Related to Ownership of ListCo Class A Common Stock and Public Warrants Following the Business Combination Securities of companies formed through mergers with special purpose acquisition companies such as ListCo may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger. Volatility in ListCo’s share and warrant prices could subject ListCo to securities class action litigation. Currently, there is no public market for the shares of ListCo Class A Common Stock. Investors cannot be sure about whether an active trading market in ListCo Class A Common Stock will develop. Stock prices of companies formed through mergers involving special purpose acquisition companies have been volatile. Accordingly, securities of companies such as ListCo may be more volatile than other securities and may involve special risks. ListCo may or may not pay cash dividends in the foreseeable future. Sales of a substantial number of ListCo securities in the public market following the Business Combination could adversely affect the market price of ListCo Class A Common Stock. Risks Related to Taxation Unrealized fair value gains on ListCo’s XRP holdings could cause ListCo to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022. If SPAC is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences as a result of the Business Combination. 32

Exhibit 99.2

Evernorth to Go Public With Over $1 Billion in Gross Proceeds

Transaction will create the largest public XRP treasury company

SAN FRANCISCO, CA; October 20, 2025 – Evernorth Holdings Inc., a newly formed Nevada corporation (“Evernorth”) that will enable XRP adoption on an institutional scale, today announced its public launch and the execution of a business combination agreement with Armada Acquisition Corp II (Nasdaq: AACI) (“Armada II”), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company will operate under the Evernorth name and is expected to trade on Nasdaq under the ticker symbol “XRPN,” subject to the satisfaction of the listing requirements.

The transaction is expected to raise over $1 billion in gross proceeds, including $200 million from SBI and additional investments from Ripple, Rippleworks (an independent charitable foundation supporting social impact ventures globally), and leading digital asset and fintech leaders and investors, including Pantera Capital, Kraken, and GSR, with participation from Ripple co-founder Chris Larsen, among others. Net proceeds will primarily fund open-market purchases of XRP to build the world’s leading institutional XRP treasury, with a portion allocated to working capital, general corporate purposes, and transaction expenses.

Evernorth: A First-of-Its-Kind Treasury Vehicle

Evernorth is designed to provide investors with simple, liquid, and transparent exposure to XRP through a publicly listed vehicle. Unlike a passive ETF, Evernorth seeks to grow XRP per share over time by participating in institutional lending, liquidity provisioning, and DeFi (decentralized finance) yield opportunities.

XRP presents a compelling opportunity as one of the few digital assets with a recognized regulatory framework in the U.S. and a proven use case in powering global payments. With over a decade of uptime, deep liquidity, and a growing DeFi ecosystem, XRP is uniquely positioned for growth and broader institutional adoption. Evernorth’s model is built to harness this moment: offering investors not only exposure to XRP’s price, but also the upside of active treasury growth and ecosystem participation.

“Evernorth is built to provide investors more than just exposure to XRP’s price,” said Asheesh Birla, CEO of Evernorth. “As we capitalize on existing TradFi yield generation strategies and deploy into DeFi yield opportunities, we also contribute to the growth and maturity of that ecosystem. This approach is designed to generate returns for shareholders while supporting XRP’s utility and adoption. It’s a symbiotic model: our strategy is designed to align with the growth of the XRP ecosystem.”

Leadership & Governance

Evernorth is led by Chief Executive Officer Asheesh Birla, who brings deep experience at the intersection of digital assets and global payments. Asheesh previously served as a senior executive at Ripple, where he was instrumental in building and scaling the company’s cross-border payments business into one of the most widely used blockchain-based financial services platforms. His background in both traditional financial services and crypto-native innovation positions him to guide Evernorth as it becomes the leading institutional vehicle for XRP.

Alongside Birla is Chief Financial Officer Matthew Frymier, Chief Operating Officer Meg Nakamura, Chief Legal Officer Jessica Jonas, and Chief Business Officer Sagar Shah, who together bring extensive capital markets and financial management expertise to the leadership team.

The company maintains independent governance. Ripple, the leading provider of digital asset infrastructure for the enterprise, is a strategic investor, and Ripple executives Brad Garlinghouse, Stuart Alderoty, and David Schwartz are expected to serve as strategic advisors, supporting alignment with the XRP ecosystem while ensuring operational independence.

“Ripple has long championed XRP for its utility as a global asset for the efficient settlement of payments around the world. Evernorth is deeply aligned with that mission, bringing more use cases, participation, and confidence to the XRP ecosystem,” said Brad Garlinghouse, CEO of Ripple. “Having worked alongside Asheesh for many years, I’m fully confident in his and the team’s ability to take XRP’s presence in capital markets to the next level with Evernorth.”

Transaction Details

The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in Q1 2026, subject to customary closing conditions and shareholder approvals.

In addition to its vision to build one of the largest institutional XRP treasuries in the world, Evernorth plans to deploy resources toward advancing the XRP ecosystem more broadly. This includes:

•	Validator Participation and Network Security: Operating XRP validators to strengthen the resilience and decentralization of the ledger.

•	DeFi Integration: Leveraging Ripple’s RLUSD stablecoin as an on-ramp into XRP-based decentralized finance, enabling yield opportunities and broader adoption of XRP as collateral.

•	Market Development: Providing liquidity and participating in projects that expand XRP’s real-world utility across payments, capital markets, and tokenized assets.

Evernorth’s strategy is designed not only to accumulate XRP as a reserve asset but also to act as a long-term catalyst for the adoption and institutionalization of the XRP Ledger.

In connection with the closing of the transaction, each Class A share of Armada II that has not been redeemed for cash in accordance with the terms of its organizational documents will convert to Class A shares of Evernorth on a one-for-one basis.

Advisors

Citigroup Global Markets Inc. served as the Sole Private Placement Agent and is serving as Capital Markets Advisor to Evernorth. Cohen and Company Capital Markets, a division of Cohen and Company Securities, LLC and Northland Securities, Inc., are serving as financial advisors and capital markets advisors to Armada Acquisition Corp II.

Davis Polk & Wardwell LLP is serving as legal counsel to Evernorth and Ripple. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Citigroup. Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal counsel to Armada Acquisition Corp II.

About Evernorth

At closing, Evernorth will be a publicly traded digital asset treasury that provides investors with exposure to XRP through a regulated, liquid, and transparent structure. Unlike ETFs, Evernorth intends to actively grow its XRP per share through a mix of institutional and DeFi yield strategies, ecosystem participation, and capital markets activities.

About Ripple

Ripple is the leading provider of digital asset infrastructure for financial institutions—delivering simple, compliant, reliable software that reduces friction and enhances innovation in global finance. Ripple’s solutions leverage the XRP Ledger, the digital asset XRP, and the stablecoin Ripple USD (RLUSD) to power blockchain use cases at scale. With a proven track record working alongside regulators and policymakers around the world, Ripple’s payments, custody and stablecoin solutions are pioneering the digital asset economy—building credibility and trust in enterprise blockchain. Together with customers, partners and leading crypto businesses, we are transforming the way the world moves, stores, and exchanges value.

About Arrington Capital

Arrington Capital is a digital asset management firm primarily focused on blockchain-based capital markets. The firm, co-founded in 2017 by TechCrunch and CrunchBase founder Michael Arrington, has invested in hundreds of startups around the world. Arrington Capital is a seasoned, international team composed of Silicon Valley veterans and operators with deep venture capital experience and crypto native roots. Arrington XRP Capital Fund, LP is the SPAC sponsor for Armada Acquisition Corp II (Nasdaq: AACI). Additionally, Rippleworks’ investment in this PIPE transaction will be done through the Arrington XRP Capital Fund, LP.

About Armada Acquisition Corp. II

Armada II is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses. Armada II was founded on October 3, 2024.

Additional Information and Where to Find It

Armada II and Evernorth intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Armada II and a prospectus of Evernorth (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”), the private placements of securities in connection with the Business Combination (the “Private Placement Transactions”) and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and/or Evernorth will also file other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-52895; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC (“Pathfinder”), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

Armada II, Evernorth, Pathfinder and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Armada II shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Armada II’s securities is, or will be, contained in Armada II’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Armada II shareholders in connection with the Business Combination, including the names and interests of Pathfinder and Evernorth’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Armada II and Evernorth with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization, with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Armada II, Pathfinder or Evernorth, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Business Combination between Armada II and Evernorth; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from investments; the anticipated use of proceeds from such investments; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of Armada II and Evernorth and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Armada II, Evernorth, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the ability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of Armada II’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of Armada II or of Evernorth; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Evernorth’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Evernorth will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which Evernorth securities will be listed or by the SEC, which may impact the ability to list Evernorth’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Pathfinder, Armada II, Evernorth or others following announcement of the Business Combination; and (18) other risks detailed from time to time in Armada II’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Armada II dated May 20, 2025 and filed by Armada II with the SEC on May 21, 2025, Armada II’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Evernorth and Armada II, and other documents filed by Armada II and Evernorth from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

Media Contact:

Prosek Partners for Evernorth

pro-XRP@prosek.com

Exhibit 99.3

CONTRIBUTION AGREEMENT

October 19, 2025

This CONTRIBUTION AGREEMENT (this “Agreement”) is made as of the date first written above by and among Ripple Labs Inc., a Delaware corporation (“Contributor”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), and Evernorth Holdings Inc., a Nevada corporation (“Pubco” and, together with Contributor and the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the BCA (as defined below).

WHEREAS, concurrently with the entry into this Agreement, the Company is entering into that certain Business Combination Agreement, by and among the Company, Contributor and the other parties thereto (as may be amended from time to time, the “BCA”);

WHEREAS, pursuant to Section 9.3(d) of the BCA, completion of the Contribution (as defined below) is a condition in favor of Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), to the closing of the transactions contemplated by the BCA (the “BCA Closing”); and

WHEREAS, Contributor desires to contribute, transfer, and assign to the Company, and the Company desires to receive, acquire, and accept from Contributor, 126,791,458 XRP (such number of XRP, the “Contributed XRP”), in exchange for additional units of the Company (the “Units”), and each such Unit shall, at the BCA Closing and subject to the terms and conditions of the BCA, be automatically cancelled and cease to exist in exchange for the right to receive from Pubco one share of Pubco Class A Common Stock in each case, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound, the Parties hereby agree as follows:

1. Contribution. Subject to the terms and conditions of this Agreement, at the Contribution Closing (as defined below), Contributor shall sell, convey, assign, transfer, and deliver, and the Company shall purchase and assume from Contributor the Contributed XRP free and clear of all liens, claims, encumbrances, charges, security interests, or any restrictions of any kind but, for the avoidance of doubt, not including the Excluded Assets (the “Contribution”).

2. Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Contributor be deemed to transfer, assign, convey or deliver, and Contributor shall retain all right, title and interest in and to all other properties, rights, interests and other assets of Contributor that are not Contributed XRP, including the following (collectively, the “Excluded Assets”):

(a) all cash and cash equivalents, all bank accounts, and all deposits or prepaid or deferred charges and expenses that have been prepaid by Contributor, and any retainers or similar amounts paid to advisors or other professional service providers, in each case in respect of the Contributed XRP;

(b) Contributor’s claims or other rights under this Agreement; and

1

(c) any claims of Contributor for any Tax refunds accrued prior to the Contribution Closing Date (as defined below) or any recoveries under any insurance policies that are paid out prior to the Contribution Closing Date.

3. Consideration. Subject to the terms and conditions of this Agreement, at the Contribution Closing, in consideration for the Contribution, the Company shall issue to Contributor the Initial Subscribed Units (as defined below), such that Contributor owns 100% of the issued and outstanding Units, which, together with any Adjustment Units (as defined below) issuable to Contributor as set forth herein, shall collectively represent the right to receive a number of shares of Pubco Class A Common Stock (the “Shares”) in connection with the BCA Closing as set forth in the BCA. For purposes of this Agreement:

(a)	“Contribution Price” means such amount (in USD) equal to the product of (x) the Contributed XRP and (y) the Signing Date XRP Token VWAP.

(b)	“Initial Subscribed Units” means such number of Units equal to the quotient of (i) the Contribution Price and (ii) the Per Unit Price.

(c)	“Per Unit Price” means $10.00 per Unit.

(d)

“Signing Date XRP Token VWAP” means the volume-weighted average price (“VWAP”) of XRP denominated in USD as quoted on the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) at 4:00 p.m. New York City time on the day immediately preceding the date on which the BCA is signed (such signing date, the “BCA Signing Date”).

(e)	“Subscribed Units” means such number of Units equal to (i) the Initial Subscribed Units plus (ii) any Adjustment Units issuable to Contributor.

4. Closing Date. The closing of the transactions contemplated by this Agreement (the “Contribution Closing”) shall occur on or within four (4) Business Days following the date of this Agreement, remotely by and upon the electronic exchange and release of signature pages to this Agreement, or at such other place that the parties may mutually agree. The date on which the Contribution Closing occurs is referred to as the “Contribution Closing Date.”

5. Closing Deliverables. At the Contribution Closing:

(a) the Company shall deliver to Contributor evidence of the issuance of the Initial Subscribed Units in accordance with Section 3;

(b) Contributor shall effectuate the Contribution by delivering the Contributed XRP to a wallet address to be specified by the Company, with evidence of such transfer provided to SPAC in a manner reasonably satisfactory to SPAC.

6. Conditions to Closing. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Contribution Closing Date, of the condition (which may be waived by the Parties in whole or in part to the extent permitted by applicable Law) that no Law will have been enacted and no Order will have been issued by a Governmental Authority after the date hereof that enjoins, restrains, prevents or prohibits the consummation of the Contribution Closing or makes the consummation of the Contribution Closing illegal.

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7. Closing Adjustment.

(a)

Immediately prior to the BCA Closing, for purposes of determining the number of Subscribed Units, the Company shall calculate the number of Adjustment Units issuable to Contributor. For purposes of this Agreement, if the Closing Date XRP Token VWAP (as defined below) is greater than the Signing Date XRP Token VWAP, Contributor shall be entitled to receive from the Company such number of Units (the “Adjustment Units”) equal to the product of (i) the number of Initial Subscribed Units issuable to Contributor and (ii) the difference between (1) the quotient of the Closing Date XRP Token VWAP and the Signing Date XRP Token VWAP and (2) one. For the avoidance of doubt, if the Closing Date XRP Token VWAP is less than or equal to the Signing Date XRP Token VWAP, the number of Adjustment Units shall equal zero. For purposes of this Agreement, “Closing Date XRP Token VWAP” means the value of XRP denominated in USD as calculated using the “CME CF XRP-Dollar Reference Rate—New York Variant” benchmark (with the reference ticker XRPUSD_NY) by taking the arithmetic average of the quotes at 4:00 p.m. New York City time for each of the three days immediately preceding the closing date of the transactions (the “BCA Closing Date”). For the avoidance of doubt, no fractional Adjustment Units shall be issued, and any fractional Adjustment Units otherwise issuable shall be rounded down to the nearest whole share.

(b)

Notwithstanding any other provision contained in this Agreement, if the consummation of the BCA Closing and any substantially concurrent transactions (including any investments by the other Ripple Parties) would result in the Ripple Parties Beneficially Owning Shares that have a combined voting power in Pubco in excess of 9.9% of the total voting power of Pubco, the Subscribed Units held by the Contributor shall be converted to (x) the number of Shares that, when taken together with any Shares subscribed for by the other Ripple Parties, would result in the Ripple Parties Beneficially Owning Shares with a combined voting power in Pubco equal to 9.9% of the total voting power of Pubco (such number of Shares, the “Issued Shares”) and (y) the number of Units that is equal to (i) the number of Subscribed Units less (ii) the number of Issued Shares (the “Retained Units”). Any Retained Units shall be exchangeable for Shares in the manner set forth in the amended and restated limited liability company agreement of the Company.

8. Registration of Shares.

(a) Subject to Section 8(b), Pubco agrees that, as soon as practicable but in no event later than thirty (30) calendar days following the BCA Closing Date, Pubco will file with the Commission (at Pubco’s sole cost and expense) a registration statement registering the resale of any shares of Pubco Class A Common Stock issuable in respect of the Subscribed Units, whether such shares are to be issued in connection with the BCA Closing or upon a later exchange of Subscribed Units retained by Contributor following the BCA Closing (the “Registrable Securities” and such registration statement, the “Registration Statement”), and Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon

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as practicable after the filing thereof, but in any event no later than seventy five (75) calendar days after the BCA Closing Date (the “Effectiveness Deadline”); provided that the Effectiveness Deadline shall be extended by a maximum of ninety (90) calendar days after the BCA Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request the Registration Statement declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Pubco will provide a draft of the Registration Statement to Contributor at least five (5) Business Days in advance of the date of filing the Registration Statement with the Commission. Unless otherwise agreed to in writing by Contributor prior to the filing of the Registration Statement, Contributor shall not be identified as a statutory underwriter in the Registration Statement unless the Commission requests that Contributor be identified as a statutory underwriter; provided that if the Commission requests that Contributor be identified as a statutory underwriter in the Registration Statement, Contributor will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Pubco. Notwithstanding the foregoing, if the Commission or its regulations prevent Pubco from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission. In such event, the number of Registrable Securities shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, Pubco shall amend the Registration Statement or file one or more new Registration Statement(s) (with such amendment or new Registration Statement also being deemed to be a “Registration Statement” hereunder) to register such additional Registrable Securities and use commercially reasonable efforts to cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided that the Additional Effectiveness Deadline shall be extended to seventy five (75) calendar days after the filing of such Registration Statement, including any new Registration Statement or amended Registration Statement, if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that Pubco shall request that such Registration Statement be declared effective promptly after the date Pubco is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of calendar days as the number of calendar days during which the Commission remains closed. Any failure by Pubco to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve Pubco of its obligations to file or effect a Registration Statement as set forth in this Section 8.

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(b) Pubco agrees that, except for such times as Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Pubco will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Contributor, including to prepare and file any post effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earliest to occur of (i) the date on which Contributor ceases to hold any Registrable Securities issued pursuant to this Subscription Agreement, (ii) the first date on which Contributor can sell all of its Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the date of effectiveness of the Registration Statement (the earliest of clauses (i) through (iii), the “End Date”). Prior to the End Date, Pubco (i) will use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable; (ii) file all reports, and provide all customary and reasonable cooperation, necessary to enable Contributor to resell Registrable Securities pursuant to the Registration Statement; and (iii) qualify the Registrable Securities for listing on the Stock Exchange and update or amend the Registration Statement as necessary to include Registrable Securities. Pubco will use its commercially reasonable efforts to (A) for so long as Contributor holds Registrable Securities, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements to enable Contributor to resell the Registrable Securities pursuant to Rule 144, (B) at the reasonable request of Contributor, deliver all the necessary documentation to cause Pubco’s transfer agent to remove all restrictive legends from any Registrable Securities being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of the Registrable Securities, and (C) cause its legal counsel to deliver to the transfer agent the necessary legal opinions required by the transfer agent, if any, in connection with the instruction under clause (B) upon the receipt of Contributor representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) such counsel. Contributor agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Registrable Securities to Pubco (or its successor) as may be reasonably required to enable Pubco to make the determination described above.

(c) Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Contributor furnishing in writing to Pubco a completed selling stockholder questionnaire in customary form that contains such information regarding Contributor, the securities of Pubco held by Contributor and the intended method of disposition of the Registrable Securities as shall be reasonably requested by Pubco to effect the registration of the Registrable Securities, and Contributor shall execute such documents in connection with such registration as Pubco may reasonably request that are customary of a selling stockholder

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in similar situations, including providing that Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided that Pubco shall request such information from Contributor, including the selling stockholder questionnaire, at least two (2) Business Days prior to the anticipated date of filing the Registration Statement with the Commission. In the case of the registration effected by Pubco pursuant to this Subscription Agreement, Pubco shall, upon reasonable request, inform Contributor as to the status of such registration. Contributor shall not be entitled to use the Registration Statement for an underwritten offering of Registrable Securities.

(d) Notwithstanding anything to the contrary contained herein, Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time require Contributor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if (A) it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, including as a result of any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information, (B) such filing or use would materially affect a bona fide business or financing transaction of Pubco or would require premature disclosure of information that would materially adversely affect Pubco, (C) in the good faith judgment of the majority of the members of Pubco’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Pubco, (D) the majority of the members of Pubco’s board of directors determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Guidance or future Commission guidance directed at special purpose acquisition companies or companies that have consummated a business combination with a special purpose acquisition company, or any related disclosure or related matters, (E) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of Pubco’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement, or (F) Contributor agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Contributor receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to in Section 8(d)(A) and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement (each such circumstance, a “Suspension Event”); provided that (w) Pubco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any consecutive three hundred sixty (360) day period, or more than two (2) times in any consecutive three hundred sixty (360) day period and (x) Pubco shall use commercially reasonable efforts to make such registration statement available for the sale by Contributor of such securities as soon as practicable thereafter.

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(e) Upon receipt of any written notice from Pubco of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, or (iii) if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Contributor agrees that (1) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Contributor receives copies of a supplemental or amended prospectus (which Pubco agrees to use commercially reasonable efforts to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pubco that it may resume such offers and sales and (2) it will maintain the confidentiality of any information included in such written notice delivered by Pubco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Pubco, Contributor will deliver to Pubco or, in Contributor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Contributor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (w) to the extent Contributor is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

(f) For purposes of this Section 8, (i) “Registrable Securities” shall mean, as of any date of determination, the Registrable Securities (whether held by the Contributor in the form of shares of Pubco Class A Common Stock, or Subscribed Units that are exchangeable into shares of Pubco Class A Common Stock) and any other equity security issued or issuable with respect to the Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Contributor” shall include any person to which the rights under this Section 8 shall have been duly assigned.

(g) Pubco shall indemnify, defend and hold harmless Contributor (to the extent Contributor is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents and employees of Contributor, each person who controls Contributor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all out-of-pocket and reasonably documented losses, claims, damages, liabilities, costs (including reasonable and documented external attorneys’ fees) and expenses (collectively, “Losses”) arising out of or caused by or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged

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untrue statements, omissions or alleged omissions (1) are based upon information regarding Contributor furnished in writing to Pubco by or on behalf of Contributor expressly for use therein or Contributor has omitted a material fact from such information or (2) result from or are in connection with any offers or sales effected by or on behalf of Contributor in violation of Section 8(c). Notwithstanding the foregoing, Pubco’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Pubco. Pubco shall provide Contributor with an update on any threatened or asserted proceedings arising from or in connection with the transactions contemplated by this Section 8 of which Pubco receives notice whether oral or in writing.

(h) Contributor shall, severally and not jointly with any other subscriber in the offering contemplated by this Subscription Agreement, indemnify, defend and hold harmless Pubco, its directors, officers, members, managers, partners, agents and employees, each person who controls Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, members, managers, partners, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Contributor furnished in writing to Pubco by or on behalf of Contributor expressly for use therein. In no event shall the liability of Contributor be greater in amount than the United States dollars amount of the net proceeds received by Contributor upon the sale of the Registrable Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, Contributor’s indemnification obligation shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Contributor (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any

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settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Registrable Securities pursuant to this Subscription Agreement.

(k) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Contributor shall be limited to the net proceeds received by such Contributor from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth in this Section 8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(k) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(l) At any time and from time to time in connection with a bona-fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement, Pubco shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) in connection with any sale made pursuant to Rule 144, cause its legal counsel to deliver reasonably requested legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). Contributor may request that Pubco remove any legend from the book entry position evidencing its Registrable Securities following the earliest of such time as such Registrable Securities (i)

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(x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement (including the Registration Statement), or (ii) have been sold pursuant to Rule 144. Pubco shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and Contributor shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel); provided, that, notwithstanding the foregoing, Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

(m) With a view to making available to Contributor the benefits of Rule 144 that permit Contributor to sell securities of Pubco to the public without registration, Pubco agrees, for so long as Contributor holds Registrable Securities, to:

i. make and keep current public information available, as those terms are understood and defined in Rule 144; and

ii. use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of Pubco under the Exchange Act so long as Pubco remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(n) Upon request, Pubco shall provide Contributor with contact information for the person responsible for Pubco’s account at the transfer agent to facilitate transfers made pursuant to this Section 8 and provide reasonable assistance to facilitate transfers. Pubco shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and Contributor shall be responsible for its fees or costs associated with such removal of the legend (including its legal fees or costs of its legal counsel).

9. Termination. This Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the Parties and SPAC; or (b) automatically with no further action required by the Parties if the BCA is terminated in accordance with its terms. If this Agreement is terminated in accordance with this Section 9, this Agreement shall become void and of no further force and effect.

10. Further Assurances. Each Party hereto shall execute and deliver, or cause to be executed and delivered, such other instruments as may be reasonably requested by the other Party or reasonably required to effectuate the transactions contemplated hereby and to otherwise carry out the purposes of the Contributions and this Agreement.

11. Representations and Warranties. Contributor hereby represents and warrants to the Company as follows:

(a) Contributor has all rights, title and interest in and to the Contributed XRP;

(b) the Contributed XRP is held in a digital wallet or digital wallets, held or operated by or on behalf of Contributor at or by an appropriately regulated custodian and/or in accordance with industry-standard security practices (the “Contributor Digital Wallets”), and neither the Contributed XRP nor such Contributor Digital Wallets are subject to any liens, encumbrances or other restrictions;

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(c) Contributor has taken commercially reasonable steps to protect its Contributor Digital Wallets and the Contributed XRP;

(d) Contributor has taken commercially reasonable steps to protect its Contributor Digital Wallets and the Contributed XRP; and

(e) Contributor has the exclusive ability to control such Contributor Digital Wallets, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means.

12. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns.

13. Amendments, Supplements, etc. This Agreement may be amended or supplemented only with the prior written consent of each Party and SPAC. No term of this Agreement, nor performance hereof or compliance herewith, may be waived except by a writing signed by the Party giving such waiver.

14. Third-Party Beneficiary. The Parties agree and acknowledge that SPAC is an intended third-party beneficiary of Sections 1, 5(b), 9 and 13 and shall have the right to enforce Sections 1, 5(b), 9 and 13 as if an original party hereto.

15. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(b) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

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(c) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 15(d) of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(d) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 15(d). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 15(d).

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Entire Agreement. This Agreement embodies the complete agreement and understanding among the Parties and supersedes and preempts any prior understandings or agreements by or among the Parties, written or oral, that may relate to the subject matter hereof.

18. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first written above.

RIPPLE LABS INC.

By:	/s/ Eric Jeck
Name: Eric Jeck
Title: SVP, Business and Corporate Development

PATHFINDER DIGITAL ASSETS LLC

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: Chief Executive Officer

EVERNORTH HOLDINGS INC.

By:	/s/ Asheesh Birla
Name: Asheesh Birla
Title: President

[Signature Page to Contribution Agreement]